The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on October 30, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE

SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Clipper Realty Inc.

(Exact name of Registrant as specified in governing instruments)

4611 12th Avenue, Suite 1L

Brooklyn, New York 11219

(718) 438-2804

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David Bistricer

Co-Chairman and Chief Executive Officer

Clipper Realty Inc.

4611 12th Avenue, Suite 1L

Brooklyn, New York 11219
(718) 438-2804

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Robert W. Downes	Daniel M. LeBey
Sullivan & Cromwell LLP	Hunton & Williams LLP
125 Broad Street	951 East Byrd Street
New York, NY 10004	Richmond, VA 23219
(212) 558-4000	(804) 788-7366
(212) 558-3588 (Facsimile)	(804) 343-4543 (Facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes common shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information set forth in this preliminary prospectus is not complete and may be changed. We may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated October 30, 2015

Clipper Realty Inc.

Shares of Common Stock

This is the initial public offering of Clipper Realty Inc. We are selling             shares of our common stock, $0.01 par value per share, and the selling stockholders named in this prospectus are selling              shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

We expect the public offering price to be between $              and $              per share. Currently, no public market exists for the shares. We will apply to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol ‘‘              ’’.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

We have been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”), under the U.S. federal income tax laws, commencing with our taxable year ending December 31, 2015, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for subsequent taxable years. To assist us in qualifying as a REIT, among other reasons, our charter generally limits beneficial ownership by any person to no more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% of the aggregate value of all our outstanding stock. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See “Description of Share Capital—Restrictions on Ownership and Transfer.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 25 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for additional disclosure regarding the underwriting discount and expenses payable to the underwriters by us and the selling stockholders.

We have granted the underwriters an option to purchase up to an additional             shares from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about             , 2015.

FBR

The date of this prospectus is             , 2015.

None of us, the selling stockholders or the underwriters have authorized anyone to provide any information or to make any representation other than as contained in this prospectus or any free writing prospectus prepared by, or on behalf of, us. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date or as of another date specified herein. Our business, financial condition, results of operations and prospects may have changed since those dates.

-i-

GLOSSARY

In this prospectus, unless the context otherwise requires or indicates:

•	references to “50/53 JV” are to 50/53 JV LLC, a Delaware limited liability company;

•	references to “Berkshire” are to Berkshire Equity LLC, a Delaware limited liability company;

•	references to “class A LLC units” and “class B LLC units” are to class A LLC units and class B LLC units in our predecessor entities, respectively, which have the terms described under “Description of the Limited Liability Company Agreements of our LLC Subsidiaries”;

•	references to “Clipper Equity” are to the real estate business of David Bistricer in which our company did not invest in connection with the formation transactions;

•	references to “Clipper Realty” are to Clipper Realty Inc., a Maryland corporation;

•	references to “Clipper TRS” are to Clipper TRS, LLC, a Delaware limited liability company;

•	references to the “Code” are to the Internal Revenue Code of 1986, as amended;

•	references to the “Company,” “our company,” “we,” “our” and “us” are to Clipper Realty and its consolidated subsidiaries;

•	references to the “continuing investors” are to holders of interests in the predecessor entities who received class B LLC units or shares of our common stock upon consummation of the formation transactions;

•	references to “continuing investors registration rights agreement” are to that certain registration rights agreement, dated as of August 3, 2015, by and among Clipper Realty and each of the Holders (as defined therein) from time to time party thereto;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to the “formation transactions” are to the series of investment and other transactions described in this prospectus, consummated prior to and in connection with the private offering;

•	references to percentages on a “fully diluted basis” as of any date assume that the LTIP units and class B LLC units outstanding on such date are exchanged for shares of our common stock and that the restricted stock units outstanding on such date are vested and settled in exchange for shares of common stock;

•	references to “GLA” are to gross leasable area;

•	references to “Gunki” are to Gunki Holdings LLC, a Delaware limited liability company;

•	references to the “JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•	references to the “non-contributed properties and businesses” are to properties and businesses that are controlled by our continuing investors but that are not part of our predecessor entities and were not contributed to us in the formation transactions;

-ii-

•	references to the “OP units” are to units of limited partnership in our operating partnership, which have the terms described under “Description of the Limited Partnership Agreement of Our Operating Partnership”;

•	references to the “operating partnership” are to Clipper Realty L.P., a Delaware limited partnership;

•	references to the “predecessor entities” or “LLC subsidiaries” are to 50/53 JV, Berkshire, Gunki and Renaissance;

•	references to the “Predecessor” are to our Predecessor, which consists of the predecessor entities;

•	references to the “private offering” are to the private offering of 10,666,667 shares of our common stock, which closed on August 3, 2015;

•	references to the “registration rights agreement” are to that certain registration rights agreement, dated as of August 3, 2015, between Clipper Realty and FBR Capital Markets & Co., as the initial purchaser/placement agent for the benefit of the investors in the private offering;

•	references to “Renaissance” are to Renaissance Equity Holdings LLC, a New York limited liability company;

•	references to the “SEC” are to the United States Securities and Exchange Commission;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “selling stockholders” are to our stockholders named in the “Selling Stockholders” section in this prospectus; and

•	references to the “Tribeca properties” are to the properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood in Manhattan, collectively.

-iii-

MARKET DATA

Market data used in this prospectus have been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

BASIS OF PRESENTATION

In this prospectus, unless the context otherwise requires or indicates: (i) information regarding occupancy levels and rental rates is presented as of September 1, 2015; (ii) average rental rates per square foot are presented on an annual basis; (iii) references to square feet refer to leasable square feet; and (iv) information assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

-iv-

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere herein.

See “Glossary” for certain defined terms used, and “Basis of Presentation” for certain assumptions with respect to the information presented, in this prospectus.

Overview

We are a self-administered and self-managed real estate company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, with an initial portfolio in Manhattan and Brooklyn. The Company was formed to continue and expand the commercial real estate business of the Predecessor. Our primary focus is to continue to own, manage and operate our initial portfolio and to acquire and reposition additional multi-family residential and commercial properties in the New York metropolitan area.

Clipper Realty was formed on July 7, 2015. On August 3, 2015, we closed a private offering of shares of our common stock, in which we raised net proceeds of approximately $130.6 million. In connection with the private offering, we consummated a series of investment and other formation transactions that were designed, among other things, to enable us to qualify as a REIT for U.S. federal income tax purposes and we expect to elect to be treated as a REIT commencing with the taxable year ending December 31, 2015.

The Company owns:

•	two neighboring residential/retail rental properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan;

•	one residential property complex in the East Flatbush neighborhood of Brooklyn consisting of 59 buildings; and

•	two primarily commercial properties in Downtown Brooklyn (one of which includes 36 residential apartment units).

These properties are located in the most densely populated major city in the United States, each with immediate access to mass transportation.

The table below presents an overview of the Company’s portfolio as of September 1, 2015.

Address	Submarket	Year Built/ Renovated	Leasable Square Feet		# Units	Percent Leased	2015 Base Rental Revenue (in millions)	Effective Rent per Square Foot
Multifamily
Flatbush Gardens complex	East Flatbush	1950	1,734,885	(1)	2,496	97.2%	$34.5	$20.41
50 Murray Street	Tribeca	1964/2001	395,848		389	88.9%	$22.7	$65.56
53 Park Place	Tribeca	1921/2001	85,423		116	90.5%	$4.9	$63.82
250 Livingston Street	Downtown Brooklyn	1920/(2)	26,819		36	86.1%	$1.1	$48.18
Subtotal			2,242,975		3,037	95.4%	$63.2	$29.53

Commercial
141 Livingston Street	Downtown Brooklyn	1959/2001	207,624	(3)	1	100.0%	$8.2	$40.00
250 Livingston Street	Downtown Brooklyn	1920	266,569		1	100.0%	$5.2	$19.39
Subtotal			474,193		2	100.0%	$13.4	$28.28

Retail
50 Murray Street (retail)	Tribeca	1964	44,436		7	100.0%	$2.2	$49.33
50 Murray Street (parking)	Tribeca	1964	24,200		1	100.0%	$1.1	$44.06
53 Park Place (retail)	Tribeca	1921	8,600		1	100.0%	$0.3	$38.15
141 Livingston Street (parking)	Downtown Brooklyn	1959	8,449		1	(4)	$0.3	$36.93
250 Livingston Street (retail)	Downtown Brooklyn	1920	990		1	100.0%	$0.1	$80.50
250 Livingston Street (parking)	Downtown Brooklyn	1920	-		-	-	$0.2	-

Subtotal			86,675		11	100.0%	$4.2	$47.88

Total Portfolio			2,803,843		3,050	96.3%	$80.7	$29.90

(1) Comprises 59 buildings.

(2) Conversion of floors 9-12 into residential units occurred in 2003-2005, 2008-2009 and 2013, with renovations of residential units on the 12th floor from 2014 to the present.

(3) Represents remeasured amount. Includes license with City of New York for 206,084 leasable square feet.

(4) Month-to-month.

The Tribeca properties, purchased by our Predecessor in December 2014, consist of two nearly adjacent properties in the Tribeca neighborhood of Manhattan. The Company manages the two related properties as a single unit and the residents of both properties share all services and amenities. They comprise approximately 481,000 square feet of leasable area with 505 residential apartment units and approximately 77,200 square feet of retail space (comprising approximately 53,000 square feet of street-level and mezzanine-level retail space and an externally managed garage).

•	The residential apartment units, featuring ceilings as high as 11 feet and extensive amenities, are approximately 89% occupied at an average rental rate of approximately $65 per square foot, up from $61 per square foot at acquisition. The retail space, which includes a premium fitness club, is fully occupied at an average rental rate of approximately $47.50 per square foot.

•	The Company’s primary goals for the residential portion of the Tribeca properties are to improve service levels and quality of finishes in the buildings commensurate with those expected by residents in the Tribeca neighborhood. We believe that accomplishing this, as well as managing the re-leasing process more efficiently than the prior owner, will position us to achieve the average rental rate of approximately $81 per square foot for comparable buildings in the Tribeca neighborhood as of September 18, 2015, according to Streeteasy listings.

•	We believe that our average rental rate of approximately $47.50 per square foot under in-place leases for the retail portion of the Tribeca properties is significantly below market for comparable retail properties, based on leasing activity in the surrounding Tribeca submarket. For example, on July 1, 2015, we signed a lease for a 3,186 square foot street-level retail unit at our Tribeca properties providing for a rental rate of $140 per square foot, which is a 237% increase over the average rental rate under our existing retail leases. Similarly, according to a report by the Real Estate Board of New York (“REBNY”), the average asking retail rental rate in downtown Manhattan, which includes the Tribeca neighborhood, was $143 per square foot as of April 2015. Accordingly, we believe we will be able to significantly increase retail rental revenue from our Tribeca properties as in-place leases (which have a current average lease term of 8.9 years) expire over time and are re-leased at higher market rates.

•	In addition, we have the opportunity to monetize apartment units through conversion to for-sale condominium or cooperative units, which we believe would have a potential market value in excess of $2,000 per square foot based on Streeteasy listings for comparable buildings in the Tribeca neighborhood as of September 18, 2015. This value compares favorably to the December 2014 purchase price of approximately $998 per rentable square foot. Any sales of condominium or cooperative units would be conducted by a taxable REIT subsidiary (a “TRS”), which would be subject to U.S. federal, state and local income tax on any gain from, and transfer tax from, the sale of the units.

The Flatbush Gardens property complex, purchased by our Predecessor in September 2005, extends over 21.4 acres and consists of 59 primarily six-story buildings containing a total of approximately 1.7 million rentable square feet and 2,496 residential apartment units, and space for approximately 240 vehicles in parking structures.

•	The property is approximately 97.2% occupied at an average rental rate of approximately $20 per square foot. The property is subject to rent stabilization, a form of New York City rent regulation that limits the amount of legally allowable rent increases. Current in-place rents are, on average, 18% lower than the legal maximum rent that may be charged pursuant to rent regulation. We believe this provides an opportunity to increase rents with increasing market rates before being limited by rent regulation.

•	Since acquisition in 2005, our management team has undertaken a renovation and repositioning strategy that has included upgrades to both the exterior and interior of the buildings. These have included replacements or upgrades to building systems and components, including elevators, boilers, roofs, parapets, facades, sidewalks and landscaping, as well as a refurbishing of apartment interiors on turnover of residents. As a result of our effort in managing the complex, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. In addition, our management team proactively attempts to remedy potential violations that are reported by residents. We have been able to consistently increase rents as a result of these efforts, as well as external market factors, and experienced a 14.5% increase in rent per square foot on new leases in 2015 through September and an 11.5% increase in rent per square foot on new leases in 2014, in each case compared to the previous expired leases. Since acquisition in 2005, the average rent per square foot has risen from approximately $13.25 to approximately $20.41, a 54% increase.

•	We estimate that approximately $18 million will be required to fund a comprehensive renovation and modernization program through the end of 2016, which may include restored, renovated, upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; façade restorations; modernization of building-wide systems and enhanced landscaping. These improvements are designed to increase the overall value and attractiveness of the Flatbush Gardens complex and contribute to tenant repositioning efforts, which seek to increase occupancy, raise rental rates, increase aggregate rental revenue and improve tenant credit quality. We believe we will be able to continue to increase rents as leases expire and units are re-leased.

•	Flatbush Gardens is currently not built to its maximum floor-area ratio and thus, subject to various regulations and approvals, may have expansion potential.

The 141 Livingston Street property in the Downtown Brooklyn neighborhood, purchased in 2002 by our Predecessor along with the below-mentioned 250 Livingston Street property, is a 15-story, 207,624 square foot GLA office building.

•	The property’s main commercial tenant, the City of New York, entered into a license in November 2014, with effect as of June 2014, which contemplates entering into a new 10-year lease upon completion of a Uniform Land Use Review Procedure (ULURP). Under the proposed agreement, the tenant has an option to terminate the lease after five years; however, if it decides to continue to occupy the building at that time, the rent will increase 25% beginning the sixth year of the lease.

•	The proposed agreement, as compared to the prior lease, increases rent by 82% per square foot and increases the rentable square feet by 37% (as a result of a building remeasurement), resulting in an overall annual increase in rental revenue of approximately 149%.

•	The license imposes a requirement on us to refurbish the building’s air-conditioning system and other upgrades, which we estimate will cost a total of approximately $4.2 million.

The 250 Livingston Street property, purchased in 2002 by our Predecessor along with the 141 Livingston Street property, is a 12-story commercial and residential building. It has 266,569 square feet GLA of office space and 36 residential apartment units totaling 26,815 square feet.

•	The property’s sole commercial tenant, the City of New York, has leases expiring at the end of 2016 (with respect to approximately 30% of total office space) and 2020 (with respect to the remaining approximately 70% of office space), with current lease rates that are approximately 50% of the rate recently negotiated at the 141 Livingston Street property with the same tenant. We have commenced a discussion with the City of New York regarding potential extensions or renewals, but there is no assurance that we will reach agreement with the City of New York on the extension or renewal of the leases for all or a portion of their office space. The leasable office space recently has been remeasured according to REBNY standards to approximately 354,000 square feet, an increase of approximately 33%, consistent with the remeasurement described above of the nearby 141 Livingston Street property, which features a similar class of office space. The Company believes that it could achieve an increase in revenue of up to approximately $2.6 million beginning 2017, representing up to a 70% increase over the income from operations from 250 Livingston Street in 2014, if it were to re-lease the 31% of space to the City of New York at the lease rate achieved with the City of New York at 141 Livingston for the remeasured space.

•	To more fully optimize available space, from 2003 through 2013, we converted the top four floors of the building into 36 apartment units, which are 86% occupied at an average rental rate of approximately $48 per square foot.

The Company is led by David Bistricer, its Co-Chairman and Chief Executive Officer, who has over 30 years of real estate experience specifically in acquiring, expanding, renovating, repositioning and managing properties in our line of business. Mr. Bistricer, who has a strong reputation within the New York metropolitan area for real estate acquisitions, management, repositioning and marketing expertise, together with our senior management team, has developed our strategy with a focus on broker relationships and the cultivation of our track record of execution. Our senior management team averages approximately 20 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance.

Competitive Strengths

We believe that the following competitive strengths distinguish our company from other owners and operators of commercial and multi-family residential properties:

Diverse Portfolio of Properties in New York Metropolitan Area. Our initial portfolio of commercial and multi-family residential properties in Manhattan and Brooklyn is located in one of the most prized real estate markets in the world. The combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth make New York City an extremely attractive place to own real property. Our management believes that, in light of the land and construction costs, our current portfolio could not be replaced today on a cost-competitive basis. As described above, we own two primarily commercial properties in the Downtown Brooklyn neighborhood, one multi-family residential property complex in the East Flatbush neighborhood of Brooklyn, and one primarily multi-family residential property group in the Tribeca neighborhood of Manhattan. We expect to be one of the only REITs with a portfolio solely composed of multi-family residential, commercial and retail properties in the New York metropolitan area. Further, our multi-family residential portfolio is diversified by tenant demographics (both luxury and work-force units).

Expertise in Repositioning and Managing Multi-family Residential Properties. Our management team has substantial expertise in renovating and repositioning multi-family residential properties. At the Flatbush Gardens property, beginning in 2006, we have engaged in a property renovation program that includes replacement or upgrades to building systems and components as well as the refurbishment of apartment interiors. As a result of our effort in managing the property, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. At the 250 Livingston Street property, from 2003 through 2013, we converted the top four floors into 36 residential apartment units (presently approximately 86% occupied) to more fully optimize available space. We believe that the post-renovation high quality of our buildings and the services we provide also attract higher income and credit-quality tenants and allow for increased cash flow.

Attractive Commercial and Residential Properties in Densely Populated Metropolitan Communities. Our commercial properties in Downtown Brooklyn are located in a premier commercial corridor that features convenient access to mass transportation, a diverse tenant base and high pedestrian traffic. The commercial portfolio consists of approximately 474,000 square feet leased to the City of New York.

Our residential properties in Tribeca are located in a neighborhood that has one of the highest average market rents in Manhattan and one of the lowest vacancy rates in Manhattan (based on a CitiHabitats market report as of May 2015 combining Tribeca with the adjacent SoHo neighborhood) as well as convenient access to mass transit. We believe that these favorable market characteristics, coupled with our plans to reposition the Tribeca properties to provide better service levels and finishes, will allow for improved rents and financial results over the next two to three years.

Our residential property complex in the East Flatbush neighborhood is located in an entry-level, low-cost area that provides more reasonably priced housing than that in Manhattan and more upscale Brooklyn neighborhoods. The complex has convenient access to public transportation, including the Newkirk Avenue and Flatbush Avenue – Brooklyn College subway stations. Brooklyn College, Beth Israel Hospital and SUNY Downstate Medical Center are all within approximately one mile of the complex and a higher-priced condominium development has begun in East Flatbush. Additionally, surrounding neighborhoods are experiencing higher rents. We believe that these nearby improvements to the residential market, coupled with our ongoing renovation and repositioning strategy, will steadily allow higher rents, improved tenant credit quality and improved financial results for the Flatbush Gardens property.

Experienced and Committed Management Team with Proven Track Record over Generations. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing, and have a platform that is highly scalable. Members of our senior management team have worked in the real estate industry an average of approximately 20 years, and Messrs. Bistricer and Levinson, co-chairmen of our board of directors, have worked together for approximately 17 years. Our senior management and their immediate family members own shares of our common stock and LLC units of our predecessor entities that are exchangeable into shares of our common stock on a one-for-one basis, which will in the aggregate represent about    % of our common stock on a fully diluted basis immediately following this offering. As a result, we believe the interests of management are aligned with those of our stockholders, creating an incentive to maximize returns for our stockholders.

Balance Sheet Well Positioned for Future Growth. We have established a target leverage ratio in a range of 45% to 55%. We define our leverage ratio as the ratio of our net debt (defined as total debt less cash) to the fair market value of our properties. We have set aside approximately $31 million of the net proceeds from the private offering to fund certain capital improvements to reposition and modernize our properties. We plan to use all or a portion of the remaining net proceeds from that offering to fund acquisitions of properties consistent with our strategy of acquiring multi-family or commercial properties in the New York metropolitan area and, if we are not able to consummate acquisitions of properties consistent with our strategy prior to the dates on which certain portions of our debt can be repaid without the requirement to pay a yield maintenance charge in July 2016, we will use such portion of the net proceeds to repay debt outstanding at that time. In addition, we expect to benefit from organic deleveraging through ongoing cash flow generation and increases in property values over time. As of June 30, 2015 on a pro forma basis for the effects of the formation transactions and the use of proceeds of the private offering, we had total net debt outstanding of approximately $590.5 million, the debt portion of which is all property-level debt, indicating a leverage ratio of approximately 54%, which is within our target range. We are not obligated to maintain any specific leverage ratio and our leverage ratio may from time to time be higher or lower than our target level, which target leverage level may be changed by our board of directors.

As of June 30, 2015, our debt had a weighted average interest rate of 4.2%, a weighted average maturity of 3.5 years, and 28.6% of the debt was fixed-rate indebtedness. For the year ended December 31, 2014, our pro forma adjusted earnings before interest, income tax, depreciation, amortization and stock based compensation (“Adjusted EBITDA”) and pro forma net (loss) available to common stockholders were approximately $36.1 million and $(6.2) million, respectively, and for the six months ended June 30, 2015, the Company’s pro forma Adjusted EBITDA and pro forma net (loss) before allocation to non-controlling interests were approximately $20.9 million and $(57) thousand, respectively. We have no debt maturing in 2015 and approximately $515 million of debt maturing in 2016, with $460 million of the 2016 maturities subject to three one-year extensions at our option and $55 million subject to one up to two-year extension at our option.

Strong Internal Growth Prospects. We have substantial rent growth potential within our current portfolio as a result of the strong historical and projected future rental rate growth within our submarkets, contractual fixed rental rate increases included in our leases, incremental rent potential from the lease-up of our portfolio and anticipated rent increases resulting from our ongoing property repositioning efforts. For the 141 Livingston Street property, the main commercial tenant, the City of New York, entered into a license which contemplates entering into a new 10-year lease, resulting in an overall increase in annual rental revenue of approximately 149% as compared to the prior lease. For the 250 Livingston Street property, a property featuring a similar class of office space as the nearby 141 Livingston Street property, the same tenant has leases expiring in December 2016 and August 2020. Should new leases be entered into on the same terms as the 141 Livingston Street lease, the implied increase in annualized rents would be $2.6 million beginning in 2017 and $6.3 million beginning in September 2020. At the residential Tribeca properties, we believe we can achieve substantial increases in rents based on comparable rents in the Tribeca neighborhood and our intention to improve service levels and quality of finishes in the buildings commensurate with standards at comparable buildings in the neighborhood. Currently, residential rents in our Tribeca properties average approximately $65 per square foot, whereas comparable residential rents in the Tribeca neighborhood average approximately $81 per square foot (based on Streeteasy listings as of September 18, 2015), indicating an opportunity to increase our total rental revenue by approximately $10.7 million per year to market ($6.7 million predicated on attainment of market rents and $4.0 million on attainment of higher occupancy). (We also expect that real estate tax expense will increase by approximately $4.7 million by 2016 as a result of cessation of certain exemptions and abatements and increased assessments.) In 2015, through September, the Tribeca properties experienced a 12.0% increase in rents on 113 new leases and 7.2% increase on 210 lease renewals as compared to expired leases. At the Flatbush Gardens residential property, we believe we can achieve steady increases in rent approximating $1 to $2 million total per year as a result of our property renovation programs and increases in market rents already experienced in surrounding neighborhoods. In 2015 through September, we experienced a 14.5% increase in rents on approximately 164 new leases compared to the expired leases and, in 2014, we experienced an 11.5% increase in rents on approximately 280 new leases compared to expired leases in addition to the approximately 2% annual increase in rents paid by tenants renewing leases for rent stabilized apartments at their maximum legal rent. Effective for at least one year beginning September 2015, increases for rent stabilized apartments, comprising approximately 46% of our apartments at our Flatbush Gardens property, will be limited to no increase for one-year leases and 2% for two-year leases.

Business and Growth Strategies

Our primary business objective is to enhance stockholder value by increasing cash flow from operations and total return to stockholders. The strategies we intend to execute to achieve this goal include:

Increase Existing Below-Market Rents. We believe we can capitalize on the successful repositioning of our portfolio and improving market fundamentals to increase rents at several of our properties. At the 250 Livingston Street property, we have 266,569 square feet of leases with the City of New York that expire in December 2016 and August 2020, which have been remeasured according to REBNY standards to 352,892 square feet and for which we believe we can achieve increases in rent similar to the increase achieved recently at nearby 141 Livingston Street, featuring a similar class of office space. We also believe that the significant growth in Downtown Brooklyn as a residential location offers a potential alternative to convert 250 Livingston Street and/or 141 Livingston Street to residential apartments, an activity for which management has demonstrated expertise. Our management will continue to evaluate alternative strategies for these buildings to maximize risk-adjusted returns to stockholders. At the Tribeca properties, the buildings’ average rent of $65 per square foot is significantly below the approximately $81 per square foot average for other comparable Tribeca rentals, based on Streeteasy listings as of September 18, 2015, and we believe that we can achieve significant growth in rents over the next two to three years by improving service levels and quality of finishes in the buildings, and more efficiently managing the re-leasing process. In 2015, through September, the Tribeca properties experienced a 12.0% increase in rents on 113 new leases and 7.2% increase on 210 lease renewals as compared to expired leases. We believe that the average rental rate of approximately $47.50 per square foot under in-place leases for the retail portion of the Tribeca properties is significantly below market, as evidenced by a recent lease we signed to rent our only vacant street-front retail space at the Tribeca properties for $140 per square foot, a space that had been vacant since 2001. Two other leases comprising approximately 4,600 square feet expire in 2019. At the Flatbush Gardens property, as a result of our renovation and repositioning strategy since 2006 and our intention to continue refurbishing the property, as well as improvements in the residential rental market in surrounding neighborhoods, we believe we can continue to improve tenant quality and increase rents, as demonstrated by the 14.5% rental increase on approximately 164 new leases signed in 2015 through September and 11.5% rental increase on approximately 280 new leases signed in 2014 as compared to expired leases.

Disciplined Acquisition Strategy Focused on Premier Submarkets and Assets. Since 1979, David Bistricer has overseen the acquisition of multi-family residential and commercial properties, including our initial portfolio, primarily in our targeted submarkets of New York City. We intend to continue our core strategy of acquiring, owning and operating multi-family residential rental and commercial properties within submarkets that have high barriers to entry, are supply-constrained, exhibit strong economic characteristics and have a pool of prospective tenants in various industries that have a strong demand for high-quality commercial space. We believe that owning assets within New York City, one of the best residential and commercial markets in the United States, will allow us to generate strong cash flow growth and attractive long-term returns. We will opportunistically pursue attractive opportunities to acquire multi-family residential and commercial properties, focusing our acquisition strategy primarily on multi-family residential properties in densely populated communities in the New York metropolitan area (primarily in Brooklyn and Manhattan) and, to a lesser extent, on commercial properties, where we will maintain a disciplined approach to ensure that our acquisitions meet our core strategy. Our strong balance sheet, access to capital and ability to offer operating partnership units in tax deferred acquisition transactions should give us significant flexibility in structuring and consummating acquisitions. We seek to acquire properties that will command premium rental rates and maintain higher occupancy levels than other properties in our markets. We are a highly active market participant that reviews numerous acquisition opportunities annually; however, we are highly selective in the properties that we ultimately acquire. We intend to strategically increase our market share in our existing submarkets and selectively enter into other submarkets in the New York City metropolitan area with similar characteristics. Our acquisition strategy will focus primarily on long-term growth and total return potential rather than short-term cash returns. We believe we can utilize our deep industry relationships and our expertise in redeveloping and repositioning both residential and commercial properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. Many of our Predecessor’s acquisitions were sourced on an off-market basis. As long-term owners and operators in our sub-markets, we have a reputation among the broker community for moving expeditiously and for being a reliable counterparty.

Proactive Asset and Property Management. We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates, manage operating expenses and maximize net operating income. We provide our own fully integrated asset and property management platform, which includes in-house legal, marketing, accounting, finance and leasing departments for our portfolio, and our own tenant improvement construction services. The development and retention of top-performing property management personnel have been critical to our success. We utilize our comprehensive building management services and our strong commitment to tenant relationships to negotiate attractive leasing deals and to attract and retain high credit-quality tenants.

Capital Program to Reposition Assets. We believe we can reposition our properties through a capital program to achieve rent growth in an expedited fashion. We have set aside approximately $31 million from the private offering to cover the first two years of this program.

Our Tribeca properties will undergo an upgrade to common areas (children’s room, media/conference room and game room), a redesign of our lobbies and the addition of a roof over our basketball court at a cost of approximately $2.8 million in 2015 and 2016 – all with the goal of enhancing the experience of our renters as they first enter the building and utilize the common areas. As a next step, we intend to redesign and replace floors, kitchens, lighting and appliances on the interior of apartments as new renters move in at a cost of approximately $5.3 million in 2015 and 2016. We expect the improved experience in common areas will support and accelerate higher rents. We expect to expend approximately $2 - $3 million per year thereafter on apartment redesigns. Lastly, we expect to spend approximately $0.8 million in 2015 to build out the space of our most recent retail tenant lease.

It is expected that our Flatbush Gardens apartment complex, which consists of 2,496 apartments in 59 buildings clustered around seven courtyards spread over 21.4 acres, will undergo a modernization program, which may include landscaping and waterproofing the courtyards and terraces to create spaces for tenant enjoyment at a cost of approximately $7.0 million for the landscaping and $3.6 million for the terraces in 2015 and 2016. In addition, we may redesign the front entrances of 59 buildings as well as their lobby hallways, floors, walls, lighting and windows, with an expected approximate cost of $3.4 million in 2015 and 2016. Supported by these improvements to common areas, we then may perform substantial upgrades to an increasing number of apartments (floors, windows and appliances), which may cost approximately $2.3 million for up to 114 units in 2015 and 2016 in addition to more routine refurbishments of $1.3 million to up to 265 units.

Our 141 Livingston Street property will have approximately $4.2 million of improvements to the elevators and air conditioning mechanics in accordance with the new license with the City of New York described above that has increased our rent from approximately $3.3 million per annum to approximately $8.2 million per annum. Lastly, our 250 Livingston Street property will have a renovated facade and new penthouses requiring approximately $0.9 million.

Market Information

New York City is home to major conglomerates and is an international hub for entertainment, finance, culture, cuisine, art, education, political affairs and media. The New York City real estate market’s high barriers to entry and wide array of office demand provide stability through economic cycles and a foundation for the market’s long-term growth. The New York metropolitan real estate market is supported by one of the largest and wealthiest populations of any U.S. metropolitan region, with mean per capita income approximately 35% above the national average. Moreover, forecasts for sustained job growth and economic expansion drive expectations for positive population growth and household formation. The city’s lively environment makes it a go-to destination for both domestic and international tourists, which helps to maintain the market’s status as one of the most expensive retail markets in the country.

Manhattan Market

A strengthening local economy, employment growth, low mortgage rates, record tourism and elevated international demand continue to keep pressure on the Manhattan residential market. The Tribeca neighborhood is among the most desired residential neighborhoods in Manhattan. As reported by MNS Realty, the average rental price in Tribeca is among the top three on average when compared to other neighborhoods in Manhattan in terms of studio, one bedroom and two bedroom units.

Brooklyn Market

Brooklyn has become a highly developed, decidedly gentrified area in the last five years. The growth of neighborhoods (in terms of population, households, and new development) with close proximity and viable access to Manhattan has far exceeded other Brooklyn neighborhoods as well as many Manhattan neighborhoods. As these neighborhoods have been built out, adjacent neighborhoods such as Bushwick, Bedford Stuyvesant and Prospect Heights have experienced above-average growth as well. As demand for lower rents pushes business professionals even further into Brooklyn, it has become the fastest growing New York City borough in terms of number of households, growing cumulatively by 5.8% from 2010 to 2015. Further supporting growth in the local real estate market, Brooklyn’s median income has appreciated by 43.8% since 2000.

The technology sector has rooted itself in Downtown Brooklyn, and consequently has made the Downtown Brooklyn office market an attractive, high-demand market for office space. Average rent in Downtown Brooklyn has appreciated to a five-year high of $52.44 per square foot in the second quarter of 2015 to date, and has increased an incredible 65.48% year-over-year, as of the most recent market data.

Recent Private Offering and Formation Transactions

In August 2015, we issued and sold 10,666,667 shares of our common stock, $0.01 par value per share, at an offering price of $13.50 per share, to various institutional investors, accredited investors and offshore investors, in reliance upon exemptions from registration provided by Rule 144A and Regulation S and pursuant to Regulation D under the Securities Act. 1,000,000 of the shares in the private offering were sold directly by us to members of our management and board of directors, and their friends, family members and affiliates. We received approximately $130.6 million of net proceeds, after expenses, from the private offering.

In connection with the private offering, we consummated the following formation transactions:

•	We formed our operating partnership as a Delaware limited partnership, of which we are the sole general partner. The holders of LTIP units, discussed below, are the initial limited partners of our operating partnership.

•	We invested the net proceeds from the private offering to our operating partnership and our operating partnership used such proceeds to acquire class A LLC units in each of the predecessor entities. Our operating partnership became the managing member of each of our predecessor entities.

As a result, we acquired an indirect ownership interest in the Company’s current portfolio of properties (which continue to be owned by the predecessor entities) and have the exclusive power under our predecessor entities’ limited liability company agreements to manage and conduct the business and affairs of those entities and their properties through our operating partnership, subject to certain limited approval and voting rights of the other members, which are described more fully below in “Description of the Limited Liability Company Agreements of Our LLC Subsidiaries.” Our operating partnership’s interest in our predecessor entities generally entitles us to share (on an aggregate basis) in cash distributions from, and in the profits and losses of, our predecessor entities in proportion to our operating partnership’s percentage ownership in those predecessor entities on a fully diluted basis, although our share from any particular predecessor entity may differ from our share from other predecessor entities.

•	Prior to the contribution by our operating partnership described above, our predecessor entities distributed approximately $15 million of available unrestricted cash to the continuing investors.

•	The continuing investors had their LLC interests in the predecessor entities converted into class B LLC units in the predecessor entities. The class B LLC units (x) entitle the holders to a preferred distribution equal to the lesser of (i) the per OP unit distribution paid by our operating partnership or (ii) a pro rata share (determined for this purpose without regard to any class A LLC units held by our operating partnership) of all of the cash flow of the applicable predecessor entity and (y) are exchangeable, together with one share of our special voting stock, for an amount of cash equal to the fair market value of a share of our common stock or, at our election, one share of our common stock, subject to certain adjustments and restrictions. In addition, we issued to one continuing investor 755,939 shares of our common stock.

The following table sets forth the number of common shares and class B LLC units issued to our continuing investors attributable to the respective properties, debt attributable to the contributed properties as of August 3, 2015, and implied contribution value:

	Total Shares of Common Stock and Class B LLC Units	Value of Shares of Common Stock and LLC Units at the Offering Price ($13.50/share)	Plus: Debt Assumed	Implied Contribution Value

Tribeca Properties	7,393,333	$99,809,996	$460,000,000	$559,809,996
Flatbush Gardens	8,753,335	118,170,023	170,000,000	288,170,023
141 Livingston	6,540,000	88,290,000	55,000,000	143,290,000
250 Livingston	4,386,667	59,220,005	36,000,808	95,220,813

Total Contributed Properties	27,073,335	$365,490,023	$721,000,808	$1,086,490,831

•	We issued shares of our special voting stock to our continuing investors equal to the same number of class B LLC units issued to them. Our special voting stock is a series of voting stock that does not share in any distributions to our stockholders, including distributions upon our liquidation, dissolution or winding up, but gives the holder thereof one vote per share on all matters on which our stockholders vote (other than certain matters relating to special election meetings, as described in this prospectus). The special voting stock permits our continuing investors to vote in accordance with their economic interests, as if they had exchanged their class B LLC units for shares of our common stock.

•	Our operating partnership formed Clipper TRS. We jointly elected with Clipper TRS for Clipper TRS to be treated as a taxable REIT subsidiary under the Code for U.S. federal income tax purposes. Clipper TRS and/or its wholly owned subsidiaries may provide certain services to the tenants of our properties.

•	We granted to members of our senior management team a total of 273,335 LTIP units, and to our non-employee directors a total of 105,001 LTIP units, all of which are subject to certain vesting requirements. The LTIP units represent profits interests in our operating partnership, which are exchangeable for units of limited partnership (“OP units”) in our operating partnership upon reaching capital account parity with OP units. See “Management—Grants Under our Equity Incentive Plans” and “Management—Director Compensation.”

•	We expect to grant to certain of our employees (who are not members of our senior management team) a total of 33,334 restricted stock units, all of which are subject to certain vesting requirements and represent less than a 0.1% ownership interest in our company on a fully diluted basis. See “Management—Grants Under our Equity Incentive Plans.”

•	We entered into a tax protection agreement with our continuing investors pursuant to which we agreed to indemnify the continuing investors against certain tax liabilities incurred during the 8-year period following the private offering (or with respect to item (iv) below, certain tax liabilities resulting from certain transfers occurring during the 8-year period following the private offering) if those tax liabilities result from (i) the sale, transfer, conveyance or other taxable disposition of any of the properties of our LLC subsidiaries, (ii) any of Renaissance, Berkshire or Gunki failing to maintain a level of indebtedness allocable for U.S. federal income tax purposes to any of the continuing investors such that any of the continuing investors is allocated less than a specified minimum indebtedness in each such LLC subsidiary (in order to comply with this requirement, (1) Renaissance needs to maintain approximately $101.3 million of indebtedness, (2) Berkshire needs to maintain approximately $125.8 million of indebtedness and (3) Gunki needs to maintain approximately $34.4 million of indebtedness), (iii) in a case that such level of indebtedness cannot be maintained by the applicable LLC subsidiary, failing to make available to such a continuing investor the opportunity to execute a guarantee of indebtedness of the LLC subsidiary meeting certain requirements that would enable the continuing investor to continue to defer certain tax liabilities, or (iv) the imposition of New York City or New York State real estate transfer tax liability imposed upon a continuing investor as a result of the formation transactions, private offering, this offering and/or certain subsequent transactions (including subsequent issuances of additional LLC units or interests, issuances of OP units by the operating partnership, issuances of common stock by Clipper Realty, issuances of common stock in exchange for class B LLC units or dispositions of property by any LLC subsidiary), or as a result of any of those transfers being aggregated. See “Risk Factors—Risks Related to Real Estate.” We estimate that had all of their assets subject to the tax protection agreement been sold in a taxable transaction immediately after the private offering, the amount of our LLC subsidiaries’ indemnification obligations under the tax protection agreement (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $364.9 million. In addition, we estimate that if New York City or New York State real estate transfer taxes had been imposed on our continuing investors, the maximum amount of our LLC subsidiaries’ indemnification obligations pursuant to the tax protection agreement in respect of New York City or New York State real estate transfer tax liability (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $74.9 million (although the amount may have been significantly less). We do not presently intend to sell or take any other action that would result in a tax protection payment with respect to the properties covered by the tax protection agreement.

•	All of the previous employees of our Predecessor’s management companies that spent a majority of their time on matters related to the properties in our portfolio became our employees. We entered into two services agreements with entities that own interests in the non-contributed properties and businesses. One of these agreements is a services agreement under which the non-contributed properties and businesses continue to provide us with the services they previously provided to the properties in our portfolio and one is a services agreement with the non-contributed properties and businesses pursuant to which our employees continue to provide the services they previously provided for those non-contributed properties and businesses. We expect that the net amount paid by or to us under these agreements will not exceed $120,000 per year. See “Certain Relationships and Related Party Transactions—Non-Contributed Properties and Businesses.”

•	As a result of the formation transactions and the private offering, on a pro forma basis as of June 30, 2015, we had approximately $590.5 million of total net debt.

The completion of the private offering and the formation transactions resulted in material benefits to our senior management team, our directors and our continuing investors, including the following (all amounts are based on an initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus):

•	David Bistricer, our Co-Chairman and Chief Executive Officer, beneficially owns 12.4% of our common stock on a fully diluted basis ( % immediately following completion of this offering, or % if the underwriters exercise their option to purchase additional shares in full), with a total value of approximately $ , represented by 4,278,058 class B LLC units, 4,278,058 shares of special voting stock, and 133,334 LTIP units and 318, 262 shares of our common stock purchased in the private offering.

•	Sam Levinson, our Co-Chairman and the Head of our Investment Committee, beneficially owns 22.3% of our common stock on a fully diluted basis ( % immediately following completion of this offering, or % if the underwriters exercise their option to purchase additional shares in full), with a total value of approximately $ , represented by 1,119,415 shares of our common stock (including 363,476 shares of our common stock purchased in the private offering), 7,296,278 class B LLC units, 7,296,278 shares of special voting stock and 100,000 LTIP units. This amount includes shares of our common stock, class B LLC units and shares of special voting stock held by entities in which Mr. Levinson is the managing member.

•	Lawrence J. Kreider, our Chief Financial Officer, beneficially owns 0.1% of our common stock on a fully diluted basis ( % immediately following completion of this offering, or % if the underwriters exercise their option to purchase additional shares in full), with a total value of approximately $ , represented by 46,667 LTIP units.

•	JJ Bistricer, our Chief Operating Officer, beneficially owns 0.1% of our common stock on a fully diluted basis ( % immediately following completion of this offering, or % if the underwriters exercise their option to purchase additional shares in full), with a total value of approximately $ , represented by 46,667 LTIP units.

•	Jacob Schwimmer, our Chief Property Management Officer, beneficially owns 1.3% of our common stock on a fully diluted basis ( % immediately following completion of this offering, or % if the underwriters exercise their option to purchase additional shares in full), with a total value of approximately $ , represented by 437,667 class B LLC units, 437,667 shares of special voting stock and 46,667 LTIP units.

•	We entered into employment agreements with David Bistricer, Lawrence Kreider, JJ Bistricer and Jacob Schwimmer providing for salary, bonus and other benefits, including certain payments and benefits upon a termination of employment under certain circumstances and the issuance of equity awards as described under “Management—Employment Agreements.” Under those employment agreements, David Bistricer, JJ Bistricer and Jacob Schwimmer spend such time on matters relating to our company as is appropriate and Lawrence Kreider spends all of his working time on matters relating to our company.

•	We entered into indemnification agreements with our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against such persons in their capacities with us and our subsidiaries.

•	We entered into the tax protection agreement and the services agreements described above.

•	David Bistricer and entities controlled by Sam Levinson were released from and otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $721.1 million of mortgage loans on our properties, which were assumed by us upon closing of the formation transactions in respect of obligations arising after the closing of the private offering. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with our assumption of these mortgage loans, we have sought to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have our operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders did not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following the private offering, our operating partnership entered into indemnification agreements with the guarantors and/or indemnitors pursuant to which our operating partnership is obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. We believe that since we control the properties, it is appropriate, and consistent with market practice, for Mr. Bistricer and entities controlled by Mr. Levinson to be indemnified by our operating partnership to the extent the lenders did not consent to the release of these guarantors and/or indemnitors. In addition, in connection with future mortgage loans that we would enter into in connection with future property acquisitions or refinancing of our properties, we intend to enter into any necessary guarantees directly and neither Mr. Bistricer and entities controlled by Mr. Levinson nor any of our other directors, executive officers or stockholders would be expected to enter into such guarantees.

•	We entered into a continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and the other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units.

Our Structure

The following diagram depicts our ownership structure following the formation transactions and the private offering and prior to the completion of this offering.

(1)	Purchasers of shares of our common stock in the private offering (including the selling stockholders) own 93.4% of our outstanding common stock. One of the continuing investors owns the remaining 6.6% of our outstanding common stock. In addition, 1,000,000 shares in the private offering, representing 2.6% of the voting power in the company and 8.7% of the common stock outstanding ( % and %, respectively, immediately following the completion of this offering, or % and %, respectively, if the underwriters exercise their option to purchase additional shares in full), were sold to members of our management and board of directors and their friends, family members and affiliates. Immediately following this offering, the purchasers in the private offering and the public stockholders will collectively own % of our outstanding common stock ( % if the underwriters exercise their option to purchase additional shares in full).

Continuing investors own 71.7% of our common stock on a fully diluted basis. Immediately following this offering, the continuing investors will own    % of our common stock on a fully diluted basis (   % if the underwriters exercise their option to purchase additional shares in full).

Continuing investors own shares of our special voting stock giving them one vote per share on all matters on which our stockholders vote (other than certain matters relating to special election meetings, as described in this prospectus) for each class B LLC unit held by them, subject to certain adjustments and restrictions, meaning that such continuing investors have 71.7% of the voting power in our company. Immediately following this offering, the continuing investors will have    % of the voting power in the company (   % if the underwriters exercise their option to purchase additional shares in full).

(2)	The operating partnership’s interests in the predecessor entities entitle the operating partnership to receive approximately 31.3% of the aggregate distributions from our predecessor entities.

Summary Risk Factors

An investment in our common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. The following is a list of some of these risks.

•	Unfavorable market and economic conditions in the United States, globally, and in the New York metropolitan area could adversely affect occupancy levels, rental rates, rent collections, operating expenses and the overall market value of our assets, impair our ability to sell, recapitalize or refinance our assets and have an adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

•	All of our properties are located in New York City and adverse economic or regulatory developments in this area could negatively affect our results of operations, financial condition and ability to make distributions to our stockholders.

•	We may be unable to renew leases or lease currently vacant space or vacating space on favorable terms or at all as leases expire, which could adversely affect our financial condition, results of operations and cash flow.

•	Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities, which may adversely affect us, including our profitability, and impede our growth.

•	We may from time to time be subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

•	Present or future rent stabilization regulations may limit our ability to raise rents above specified maximum amounts and could give rise to claims by tenants that their rents exceed such specified maximum amounts.

•	We depend on key personnel, including David Bistricer, our Co-Chairman and Chief Executive Officer, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business and diminish our investment opportunities, which could negatively affect our financial condition, results of operations, cash flow and market value of our common stock.

•	The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

•	We have a substantial amount of indebtedness that may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

•	Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

•	REIT distribution requirements could adversely affect our liquidity and ability to execute our business plan.

Investment Policy

We will generally target wholly-owned multi-family and commercial properties located in the New York metropolitan area; however, we may also make majority or minority investments alongside partners.

Clipper Equity owns interests in and controls and manages entities that own interests in multi-family and commercial properties in the New York metropolitan area. Each of David Bistricer, our Co-Chairman and Chief Executive Officer, Sam Levinson, our Co-Chairman and the Head of our Investment Committee, JJ Bistricer, our Chief Operating Officer, and Jacob Schwimmer, our Chief Property Management Officer, is involved with Clipper Equity and will continue to be involved with Clipper Equity.

We do not believe that the properties or businesses of Clipper Equity that our company is not investing in are consistent with our portfolio composition, management or strategic direction.

We have adopted an Investment Policy that provides that our directors and officers, including officers involved with Clipper Equity, will not invest in any multi-family or commercial property (other than excluded assets) located in the metropolitan New York City area, unless the investment opportunity is first offered to our company and our board of directors (or an independent committee of our board of directors) determines that our company will not pursue the investment opportunity. Our officers and directors, including each of David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, can pursue investment opportunities related to excluded assets which include (i) for-sale condominium or cooperative conversion or development projects, (ii) projects that would require us to obtain guarantees from 3rd parties or to backstop obligations of other parties, or (iii) land acquisitions, without offering them to our company.

Our Tax Status

We intend to elect to be treated and to qualify as a REIT for U.S. federal income tax purposes beginning with our first taxable year ending December 31, 2015. We believe we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2015 and thereafter. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders, computed without regard to the dividends paid deduction and excluding our net capital gain, plus 90% of our net income after tax from foreclosure property (if any), minus the sum of various items of excess non-cash income.

In any year in which we qualify as a REIT, we generally will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders. If we lose our REIT status, and the statutory relief provisions of the Code do not apply, we will be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular U.S. corporate tax rates. Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property and on taxable income that we do not distribute to our stockholders. In addition, Clipper TRS will be subject to U.S. federal, state and local income tax on its taxable income. See “Material U.S. Federal Income Tax Consequences.”

Restrictions on Ownership of Our Capital Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, among other reasons, our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% of the aggregate value of all our outstanding stock. We refer to these restrictions as the “ownership limit.” Our charter permits our board of directors, in its sole and absolute discretion, to exempt a person, prospectively or retroactively, from the ownership limit if, among other conditions, the person’s ownership of our stock in excess of the ownership limit could not cause us to fail to qualify as a REIT. Our charter contains certain other limits on beneficial and constructive ownership and transfer of our stock. See “Description of Share Capital—Restrictions on Ownership and Transfer.”

Distribution Policy

To qualify as a REIT, we must distribute annually to our stockholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Consequences.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes. Accordingly, we expect to generally distribute a significant percentage of our available cash to holders of our common stock.

We intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata initial distribution with respect to the quarter during which this offering occurs, based on a distribution rate of $         per share of our common stock for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price of $         , which is the midpoint of the price range set forth on the front cover page of this prospectus. See “Distribution Policy—Our Initial Distribution Rate.”

We currently intend to maintain a distribution rate for the year following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in determining our initial distribution rate. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described below.

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, liquidity, cash flows, financial condition, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations, liquidity, cash flows and financial condition will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our ability to pay dividends and make other distributions to our stockholders, please see “Risk Factors.”

Registration Rights Agreement and Selling Stockholders

Pursuant to the registration rights agreement entered into in connection with the private offering, we are required, among other things, to use our commercially reasonable efforts to cause a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreement) that are not sold by the selling stockholders in this offering, to be declared effective by the SEC as soon as practicable (but in no event later than the earlier of (i) August 3, 2016 and (ii) 60 days after the closing of this offering; provided that if this offering occurs within the 60 days prior to August 3, 2016, such date shall be 60 days after the closing of the initial public offering of our common stock). See “Description of Share Capital—Registration Rights.”

Pursuant to, and subject to the terms and conditions of, the registration rights agreement, persons who purchased shares of our common stock in the private offering and their transferees have the right to sell their shares of our common stock in this offering, subject to customary terms and conditions including underwriter cutback rights. We are including        shares of our common stock in this offering to be sold by the selling stockholders identified in this prospectus under “Selling Stockholders.” We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

•	we are exempt from the auditor attestation requirement in the assessment of our internal control over financial reporting;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	we have elected to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an “emerging growth company.” We will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement;

•	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

Company Information

As of September 1, 2015, we had approximately 177 employees. Our principal executive offices are located at 4611 12th Avenue, Brooklyn, New York 11219. Our telephone number is (718) 438-2804. Our website address is www.clipperrealty.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock outstanding immediately after this offering	shares(1)

Offering price	$ per share of common stock

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $       million, based on the mid-point of the price range set forth on the front cover page of this prospectus ($       million if the underwriters exercise their option to purchase additional shares in full). We intend to use all or a portion of the net proceeds to fund acquisitions of properties consistent with our strategy of acquiring multi-family or commercial properties in the New York metropolitan area and, if we are not able to consummate acquisitions of properties consistent with our strategy prior to the dates on which certain portions of our debt can be repaid without the requirement to pay a yield maintenance charge in July 2016, we will use such portion of the net proceeds to repay outstanding debt at that time or fund certain capital improvements to reposition and modernize our properties. Pending application of the net proceeds, we will invest such portion of the net proceeds in short-term, interest-bearing securities that are consistent with our election to be taxed as a REIT for U.S. federal income tax purposes. Such investments may include obligations of the Government National Mortgage Association, other government agency securities, certificates of deposit, and interest-bearing bank deposits.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

See “Use of Proceeds.”

(1)	Excludes (i) an aggregate of 26,317,396 shares of our common stock that we may issue in exchange for class B LLC units outstanding, (ii) an aggregate of 306,669 shares of our common stock underlying LTIP units and restricted stock unit awards we have granted to our executive officers and certain key employees pursuant to our 2015 Omnibus Plan, (iii) an aggregate of 105,001 shares of our common stock underlying LTIP units we have granted to our non-employee directors pursuant to our 2015 Director Plan, (iv) 693,331 shares of our common stock reserved for we have future issuance under our 2015 Omnibus Plan, and (v) 244,999 of our common stock reserved for future issuance under our 2015 Director Plan.

Proposed NYSE symbol	“ ”

Ownership and transfer restrictions	To assist us in qualifying as a REIT, among other purposes, our charter generally limits beneficial ownership by any person to no more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% of the aggregate value of all our outstanding stock. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See “Description of Share Capital—Restrictions on Ownership and Transfer.”

Risk factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 25.

Summary Selected Historical and Pro Forma Financial Data

The Predecessor to Clipper Realty Inc. is a combination of four limited liability companies, including one formed in 2014 in connection with the acquisition of a property on December 15, 2014. The Predecessor does not represent a legal entity. The limited liability companies that comprise the Predecessor are under common control. In connection with the formation transactions, we contributed the net proceeds of the private offering to Clipper Realty L.P., our operating partnership subsidiary, in exchange for units in the operating partnership, and the operating partnership in turn contributed such net proceeds to the limited liability companies that comprise the Predecessor in exchange for class A LLC units in such limited liability companies.

As more fully described elsewhere, on December 15, 2014, the Predecessor acquired the properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan, New York. See “Our Business and Properties—Description of Our Properties.” As a result, as of June 30, 2015, the properties owned by the limited liability companies comprising the Predecessor consist of four properties (collectively, the “Properties”):

•	Tribeca properties in Manhattan, comprising two buildings, one with 21 stories and one with 12 stories, containing residential and retail space with an aggregate of approximately 481,271 square feet of residential rental GLA and 77,236 of rental retail and parking GLA.

•	Flatbush Gardens in Brooklyn, comprised of a 59-building multi-family housing complex with 2,496 rentable units;

•	141 Livingston Street in Brooklyn, a 15-story office building with approximately 216,073 square feet of GLA; and

•	250 Livingston Street in Brooklyn, a 12-story office and residential building with approximately 294,378 square feet of GLA.

Following completion of the private offering and the formation transactions, the operations of the Company have been carried on primarily through the operating partnership. The Company intends to elect to be taxed as and qualify as a REIT under Sections 856 through 860 of the Code. The Company is the sole general partner of the operating partnership and the operating partnership is the sole managing member of the limited liability companies that comprise the Predecessor.

The following table shows the summary selected consolidated historical and pro forma financial data for the Predecessor of the Company for the periods indicated. You should read the summary selected historical and pro forma financial data in conjunction with the more detailed information contained in the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Account Policies,” real estate assets held for investment are carried at historical cost.

The Predecessor’s historical combined balance sheet data as of December 31, 2014 and 2013 and combined statement of operations data for the years ended December 31, 2014 and 2013 have been derived from historical financial statements audited by our independent auditors, whose report with respect thereto is included elsewhere in this prospectus. The Company’s selected historical unaudited combined interim financial data as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 have been derived from, and should be read together with, the Company’s unaudited combined financial statements and the accompanying notes contained elsewhere in this prospectus. The unaudited combined financial statements have been prepared on a basis consistent with the Company’s annual audited combined financial statements. In the opinion of management, the unaudited financial data reflect all adjustments, consisting of only normal and recurring adjustments considered necessary for a fair presentation of the operating results for those interim periods.

The unaudited summary selected pro forma combined results of operations data for the six months ended June 30, 2015 and for the year ended December 31, 2014 and unaudited summary selected balance sheet data as of June 30, 2015 give effect to the formation transactions and the private offering, the acquisition of the Tribeca properties, debt assumed in the Tribeca properties acquisition, borrowings that occurred during 2014, the completion of the private offering and the use of proceeds therefrom as of the beginning of the period for the operating data and as of the stated date for the balance sheet data. The pro forma data is not necessarily indicative of what our actual financial position and results of operations would have been as of June 30, 2015, for the six months ended June 30, 2015 and for the year ended December 31, 2014, nor does it purport to represent our future financial position or results of operations.

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2015	2015	2014	2014	2014	2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Consolidated Statements of Operations (in thousands):
Residential rental income	$30,620	$30,620	$15,108	$57,953	$32,096	$28,760
Commercial rental income	8,553	8,553	5,268	15,461	12,382	9,836
Tenant recoveries	1,788	1,788	1,162	3,031	2,415	2,231
Garage and other income	1,208	1,208	328	2,034	1,037	630
Total Revenues	42,169	42,169	21,866	78,479	47,930	41,457
Operating Expenses
Property operating expenses	11,679	11,679	10,069	25,803	19,831	18,732
Real estate taxes and insurance	6,800	6,800	2,849	12,365	6,560	5,340
General and administrative	3,566	1,995	1,000	5,434	2,358	1,775
Acquisition costs	-	-	-	-	326	-
Depreciation and amortization	6,163	6,163	2,081	12,004	4,472	4,271
Total operating expenses	28,208	26,637	15,999	55,606	33,547	30,118
Income from operations	13,961	15,532	5,867	22,873	14,383	11,339
Interest expense, net	(14,149)	(18,481)	(3,875)	(29,086)	(9,145)	(7,928)
Net (loss) income before allocation to non-controlling interests	(188)	(2,949)	1,992	(6,213)	5,238	3,411
Net income attributable to non-controlling interests	131	-	-	4,332	-	-
Net (loss) income available to common stockholders	$(57)	$(2,949)	$1,992	$(1,881)	$5,238	$3,411
Basic and diluted income (loss) per share	$0.00			$(0.16)
Weighted average per share / class B LLC unit information (in thousands):
Common shares outstanding	11,423			11,423
Class B LLC units outstanding	26,317			26,317
Diluted shares outstanding	37,740			37,740
Cash flow data (in thousands):
Operating activities		10,060	3,896		7,472	5,173
Investing activities		(4,885)	(1,503)		(226,822)	(2,655)
Financing activities		1,296	(1,112)		224,707	(2,677)
Non GAAP measures (in thousands):
FFO (1)	5,975	3,214	4,073	5,791	9,710	7,682
AFFO (1)	8,012	4,870	2,722	10,486	7,891	5,245
Adjusted EBITDA (2)	20,869	21,514	7,466	36,133	18,482	14,565
Balance sheet data (in thousands):
Investment in real estate, net	$727,895	727,895			728,744	173,996
Cash and cash equivalents	30,595	15,628			9,157	3,800
Restricted cash	9,885	9,885			5,876	18,248
Total assets	795,927	780,960			780,108	210,327
Notes payable	621,082	721,082			721,480	187,135
Total liabilities	645,018	745,019			742,911	214,991
Stockholders’ equity	45,675	–			–
Members’ capital/non-controlling interests	105,234	35,942			37,197	(4,664)

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2015	2015	2014	2014	2014	2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
Property related data (unaudited) (rentable square feet in thousands):
Residential property rentable square feet
Flatbush Gardens		1,734	1,734		1,734	1,734
% occupied		97.0%	93.4%		96.5%	94.4%
Tribeca properties		481			481
% occupied		90.9%
250 Livingston Street		32	20		27	20
% occupied		94.4%	90.0%		83.0%	90.0%
Commercial and retail property
141 Livingston Street		208	151		208	151
250 Livingston Street (remeasured)		353	268		353	268
Tribeca properties		77			77

(1)	FFO is defined by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (computed in accordance with GAAP), excluding gains (losses) from sales of property (and impairment adjustments), plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our calculation of FFO is consistent with FFO as defined by NAREIT.

AFFO is defined by us as FFO excluding amortization of identifiable intangibles incurred in property acquisitions, straight line rent adjustments to revenue from long-term leases and amortization of costs incurred in originating debt.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. In fact, real estate values have historically risen or fallen with market conditions. FFO is intended to be a standard supplemental measure of operating performance that excludes historical cost depreciation and valuation adjustments from net income. We consider FFO to be useful in evaluating potential property acquisitions and measuring operating performance. We further consider AFFO to be useful in determining funds available for payment of distributions. FFO and AFFO do not represent net income or cash flows from operations as defined by GAAP. You should not consider FFO and AFFO to be alternatives to net income as a reliable measure of our operating performance; nor should you consider FFO and AFFO to be alternatives to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO and AFFO do not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO and AFFO as disclosed by other REITs might not be comparable to our calculations of FFO and AFFO.

The following table sets forth a reconciliation of FFO and AFFO for the periods presented to net income (loss) before allocation to non-controlling interests, as computed in accordance with GAAP (amounts in thousands):

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2015	2015	2014	2014	2014	2013
FFO
Net (loss) income before allocation to non-controlling interests	$(188)	$(2,949)	$1,992	$(6,213)	$5,238	$3,411
Real estate depreciation and amortization	6,163	6,163	2,081	12,004	4,472	4,271
FFO	$5,975	$3,214	$4,073	$5,791	$9,710	$7,682

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2015	2015	2014	2014	2014	2013
AFFO
FFO	$5,975	$3,214	$4,073	$5,791	$9,710	$7,682
Real estate tax intangible amortization	664	664	92	1,328	238	185
Amortization of below-market leases	(857)	(857)	(913)	(2,120)	(1,450)	(1,949)
Straight-line rent adjustment	12	12	339	197	513	719
Amortization of LTIP units	926	–	–	1,852	–	–
Interest rate cap mark-to-market	353	446	–	–	–	–
Amortization of debt origination costs	2,545	2,997	228	5,262	704	486
Recurring capital spending	(1,606)	(1,606)	(1,097)	(1,824)	(1,824)	(1,878)
AFFO	$8,012	$4,870	$2,722	$10,486	$7,891	$5,245

(2)	We believe that Adjusted EBITDA is a useful measure of our operating performance. We define Adjusted EBITDA as net (loss) income before allocation to non-controlling interests plus real estate depreciation and amortization, real estate tax intangible amortization, interest expense, net, acquisition costs and stock based compensation. Other REITs may use different methodologies for calculating Adjusted EBITDA, and accordingly, our Adjusted EBITDA may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use Adjusted EBITDA to evaluate our performance because Adjusted EBITDA allows us to evaluate the operating performance of our company by measuring the core operations of property performance and administrative expenses available for debt service and capturing trends in rental housing and property operating expenses. However, Adjusted EBITDA should only be used as an alternative measure of our financial performance. For a further discussion about our use of Adjusted EBITDA as a non-GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted earnings before interest, income taxes, depreciation, amortization and stock based compensation.”

The following table reconciles Adjusted EBITDA to net income (loss) before allocation to non-controlling interests (amounts in thousands):

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2015	2015	2014	2014	2014	2013
Net (loss) income before allocation to non-controlling interests	$(188)	$(2,949)	$1,992	$(6,213)	$5,238	$3,411
Real estate depreciation and amortization	6,163	6,163	2,081	12,004	4,472	4,271
Real estate tax intangible amortization	664	664	92	1,328	238	185
Amortization of below-market leases	(857)	(857)	(913)	(2,120)	(1,450)	(1,949)
Straight-line rent adjustment	12	12	339	197	513	719
Amortization of LTIP units	926	–	–	1,852	–	–
Interest expense, net	14,149	18,481	3,875	29,086	9,145	7,928
Acquisition costs	–	–	–	–	326	–
Adjusted EBITDA	$20,869	$21,514	$7,466	$36,134	$18,482	$14,565

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, prospects, financial condition, results of operations and/or cash flow could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section of this prospectus entitled “Cautionary Note Concerning Forward-Looking Statements.”

Risks Related to Real Estate

Unfavorable market and economic conditions in the United States and globally and in the specific markets or submarkets where our properties are located could adversely affect occupancy levels, rental rates, rent collections, operating expenses, and the overall market value of our assets, impair our ability to sell, recapitalize or refinance our assets and have an adverse effect on our results of operations, financial condition, cash flow and our ability to make distributions to our stockholders.

Unfavorable market conditions in the areas in which we operate and unfavorable economic conditions in the United States and/or globally may significantly affect our occupancy levels, rental rates, rent collections, operating expenses, the market value of our assets and our ability to strategically acquire, dispose, recapitalize or refinance our properties on economically favorable terms or at all. Our ability to lease our properties at favorable rates may be adversely affected by increases in supply of commercial, retail and/or residential space in our markets and is dependent upon overall economic conditions, which are adversely affected by, among other things, job losses and unemployment levels, recession, stock market volatility and uncertainty about the future. Some of our major expenses, including mortgage payments and real estate taxes, generally do not decline when related rents decline. We expect that any declines in our occupancy levels, rental revenues and/or the values of our buildings would cause us to have less cash available to pay our indebtedness, fund necessary capital expenditures and to make distributions to our stockholders, which could negatively affect our financial condition and the market value of our common stock. Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. Our business may also be adversely affected by local economic conditions, as all of our revenues are currently derived from properties located in New York City, with all of our initial portfolio being in Manhattan and Brooklyn.

Factors that may affect our occupancy levels, our rental revenues, our income from operations, our funds from operations (“FFO”) and adjusted FFO (“AFFO”), our earnings before interest, income tax, depreciation, amortization (“EBITDA”), our cash flow and/or the value of our properties include the following, among others:

•	downturns in global, national, regional and local economic and demographic conditions;

•	declines in the financial condition of our tenants, which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or other reasons, and declines in the financial condition of buyers and sellers of properties;

•	declines in local, state and/or federal government budgets and/or increases in local, state and/or federal government budget deficits, which among other things could have an adverse effect on the financial condition of our only commercial tenant, the City of New York, and may result in tenant defaults under leases and/or cause such tenants to seek alternative office space arrangements;

•	the inability or unwillingness of our tenants to pay rent increases, or our inability to collect rents and other amounts payable from our tenants;

•	significant job losses in the industries in which our commercial and/or retail tenants operate, and/or from which our residential tenants derive their incomes, which may decrease demand for our commercial, retail and/or residential space, causing market rental rates and property values to be affected negatively;

•	an oversupply of, or a reduced demand for, commercial and/or retail space and/or apartment homes;

•	declines in household formation;

•	favorable residential mortgage rates;

•	changes in market rental rates in our markets and/or the attractiveness of our properties to tenants, particularly as our buildings continue to age, and our ability to fund repair and maintenance costs;

•	competition from other available commercial and/or retail lessors and other available apartments and housing alternatives, and from other real estate investors with significant capital, such as other real estate operating companies, publicly-traded REITs and institutional investment funds;

•	economic conditions that could cause an increase in our operating expenses, such as increases in property taxes (particularly as a result of increased local, state and national government budget deficits and debt and potentially reduced federal aid to state and local governments), utilities, insurance, compensation of on-site personnel and routine maintenance;

•	opposition from local community or political groups with respect to the development and/or operations at a property;

•	investigation, removal or remediation of hazardous materials or toxic substances at a property;

•	changes in, and changes in enforcement of, laws, regulations and governmental policies, including without limitation, health, safety, environmental and zoning laws;

•	rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs; and

•	changes in rental housing subsidies provided by the government and/or other government programs that favor single-family rental housing or owner-occupied housing over multi-family rental housing.

All of our properties are located in New York City, and adverse economic or regulatory developments in New York City or parts thereof, including the boroughs of Brooklyn and Manhattan, could negatively affect our results of operations, financial condition, cash flow, and ability to make distributions to our stockholders.

All of our properties are located in New York City, with all of our initial portfolio being in the boroughs of Manhattan and Brooklyn. As a result, our business is dependent on the condition of the economy in New York City and the views of potential tenants regarding living and working in New York City, which may expose us to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in New York City (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, terror attacks, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of our real estate portfolio and our rental revenues, and thus adversely affect our ability to meet our debt obligations and to make distributions to our stockholders.

We depend on a single government tenant in our office buildings, which could cause an adverse effect on us, including our results of operations and cash flow, if the City of New York were to suffer financial difficulty.

Our rental revenue depends on entering into leases with and collecting rents from tenants. As of June 30, 2015, Kings County Court, the Human Resources Administration, and the Department of Environmental Protection, all of which are agencies of the City of New York, leased an aggregate of 474,193 rentable square feet of commercial space at our commercial office properties at 141 Livingston Street and 250 Livingston Street, representing approximately 17% of the total rentable square feet in our portfolio and 17% of our total portfolio’s annualized rent. General and regional economic conditions may adversely affect the City of New York and potential tenants in our markets. The City of New York may experience a material business downturn or suffer negative effects from declines in local, state and/or federal government budgets and/or increases in local, state and/or federal government budget debt and deficits, which could potentially result in a failure to make timely rental payments and/or a default under its leases. In many cases, through tenant improvement allowances and other concessions, we have made substantial upfront investments in the applicable leases that we may not be able to recover. In the event of a tenant default, we may experience delays in enforcing our rights and may also incur substantial costs to protect our investments.

The bankruptcy or insolvency of a major tenant may adversely affect the income produced by our properties and may delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums altogether. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims. If any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business or a reduction in funds available to them, default under their leases, fail to renew their leases or renew on terms less favorable to us than their current terms, our results of operations and cash flow could be adversely affected.

The leases for the Human Resources Administration and the Department of Environmental Protection, which comprise 56% of the rentable square feet rented by the City of New York, will be expiring at the end of 2016 and 2020. Although we have commenced a discussion with the City of New York regarding potential extensions or renewals, there is no assurance that we will reach agreement with the City of New York on the extension or renewal of the leases for all or a portion of their office space.

Our portfolio’s annualized rent is generated from four properties.

As of September 1, 2015, our portfolio consisted of four properties, our Tribeca properties, Flatbush Gardens, 141 Livingston Street and 250 Livingston Street, which accounted for 38.7%, 42.7%, 10.6% and 8.1%, respectively, of our portfolio’s 2015 rent on a pro forma basis. Our results of operations and cash available for distribution to our stockholders would be adversely affected if any of these properties were materially damaged or destroyed.

We may be unable to renew leases or lease currently vacant space or vacating space on favorable terms or at all as leases expire, which could adversely affect our financial condition, results of operations and cash flow.

As of September 1, 2015, we had approximately 107,126 rentable square feet of vacant residential space (excluding leases signed but not yet commenced) and leases representing approximately 69% of the square footage of residential space at properties in our portfolio will expire in the twelve months between September 2015 and August 2016 (including month-to-month leases). As of September 1, 2015, we had approximately 1% rentable square feet of vacant commercial and retail space (excluding leases signed but not yet commenced) and no leases of the commercial and retail space at properties in our portfolio will expire in 2015 (excluding month-to-month parking leases). We cannot assure you that expiring leases will be renewed or that our properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates for our commercial and/or residential space decrease, our existing commercial tenants do not renew their leases or we do not re-lease a significant portion of our available and soon-to-be-available commercial and/or residential space, our financial condition, results of operations, cash flow, the market value of our common stock and our ability to satisfy our debt obligations and to make distributions to our stockholders would be adversely affected.

The actual rents we receive for the properties in our portfolio may be less than market rents, and we may experience a decline in realized rental rates, which could adversely affect our financial condition, results of operations and cash flow. Short−term leases with respect to our residential tenants expose us to the effects of declining market rents.

Throughout this prospectus, we make certain comparisons between our in-place rents and estimates of market rents for the commercial, retail and residential space in our portfolio used for budgeting purposes. As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize market rents across the properties in our portfolio. In addition, depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. A majority of our apartment leases are for a term of one year. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues for residential space in our properties are affected by declines in market rents more quickly than if our leases were for longer terms. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively affected.

We may engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development, redevelopment or repositioning activities with respect to our properties as we believe market conditions dictate. For example, we plan to spend approximately $18 million to complete a comprehensive renovation and modernization program at our Flatbush Gardens property through the end of 2016, which will include improvements to the common areas of the complex and upgrades to individual apartments. In addition, our lease at 141 Livingston Street requires us to refurbish the air-conditioning system and other upgrades at an estimated cost of approximately $4.2 million.

If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation,

•	the availability and pricing of financing on favorable terms or at all;

•	the availability and timely receipt of zoning and other regulatory approvals;

•	the potential for the fluctuation of occupancy rates and rents at development and redeveloped properties, which may result in our investment not being profitable;

•	start up, development, repositioning and redevelopment costs may be higher than anticipated;

•	cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

•	changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our common stock and ability to satisfy our debt obligations and to make distributions to our stockholders.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, generate positive cash flows or to make real estate properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event that there are adverse economic conditions in the real estate market and demand for commercial, retail and/or residential space decreases with respect to our current vacant space and as leases at our properties expire, we may be required to increase tenant improvement allowances or concessions to tenants, accommodate increased requests for renovations, build-to-suit remodeling (with respect to our commercial and retail space) and other improvements or provide additional services to our tenants, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially-significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our common stock.

Our dependence on rental income may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our stockholders.

Our income is derived from rental income from real property. See “Our Business and Properties—Overview.” As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants, or any of our major tenants,

•	delay lease commencements,

•	decline to extend or renew leases upon expiration,

•	fail to make rental payments when due, or

•	declare bankruptcy.

Any of these actions could result in the termination of the tenants’ leases with us and the loss of rental income attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our stockholders.

Real estate investments are relatively illiquid and may limit our flexibility.

Equity real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. The Code also imposes restrictions on REITs, which are not applicable to other types of real estate companies, on the disposal of properties. These potential difficulties in selling real estate in our markets may limit our ability to change, or reduce our exposure to, the buildings in our portfolio promptly in response to changes in economic or other conditions.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities, which may adversely affect us, including our profitability and impede our growth.

We compete with numerous commercial developers, real estate companies and other owners and operators of real estate for buildings for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, other REITs and other well-capitalized investors will compete with us to acquire existing properties and to develop new properties. Our markets are each generally characterized by high barriers-to-entry to construction and limited land on which to build new commercial, retail and residential space, which contributes to the competition we face to acquire existing properties and to develop new properties in these markets. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.

The leasing of real estate in our markets is highly competitive. The principal means of competition are rent charged, location, services provided and the nature and condition of the premises to be leased. The number of competitive properties in our market, which may be newer or better located than our properties, could have an adverse effect on our ability to lease space at our properties and on the effective rents that we are able to charge. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

We are subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.

Our properties are located in areas that could be subject to, among other things, flood and windstorm losses. Insurance coverage for flood and windstorms can be costly because of limited industry capacity. As a result, we may experience shortages in desired coverage levels if market conditions are such that insurance is not available or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. In addition, our properties may be subject to a heightened risk of terrorist attacks. We carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties with limits and on terms we consider commercially reasonable. We cannot assure you, however, that our insurance coverage will be sufficient or that any uninsured loss or liability will not have an adverse effect on our business and our financial condition and results of operations.

We are subject to risks from natural disasters such as severe weather.

Natural disasters and severe weather such as hurricanes or floods may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe or destructive weather event (such as a hurricane) affecting New York City may have a significant negative effect on our financial condition, results of operations and cash flows. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather. We also are exposed to risks associated with inclement winter weather, including increased need for maintenance and repair of our buildings.

Climate change may adversely affect our business.

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties in order to comply with such regulations.

Actual or threatened terrorist attacks may adversely affect our ability to generate revenues and the value of our properties.

All of our properties are located in New York City, which has been and may in the future be the target of actual or threatened terrorist attacks. As a result, some tenants in these markets may choose to relocate their businesses or homes to other markets or buildings within New York City that may be perceived to be less likely to be affected by future terrorist activity. This could result in an overall decrease in the demand for commercial, retail and/or residential space in these markets generally or in our properties in particular, which could increase vacancies in our properties or necessitate that we lease our properties on less favorable terms or both. In addition, future terrorist attacks in these markets could directly or indirectly damage our properties, both physically and financially, or cause losses that materially exceed our insurance coverage. As a result of the foregoing, our ability to generate revenues and the value of our properties could decline materially. See also “—We are subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.”

We may become subject to liability relating to environmental and health and safety matters, which could have an adverse effect on us, including our financial condition and results of operations.

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances (such as lead, asbestos and polychlorinated biphenyls), waste, petroleum products and other miscellaneous products (including but not limited to natural products such as methane and radon gas) at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be affected by contamination arising from current or prior uses of the property or from adjacent properties used for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property. See “Our Business and Properties—Regulation—Environmental and Related Matters.”

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise adversely affect our operations and/or cash flow, or those of our tenants, which could in turn have an adverse effect on us.

Certain of our properties have only temporary certificates of occupancy or are awaiting a certificate of occupancy which, if not granted, would require us to stop using the property.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material (“ACM”). Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others if property damage or personal injury occurs.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our stockholders or that such costs, liabilities, or other remedial measures will not have an adverse effect on our financial condition, results of operations and/or cash flows.

We may incur significant costs complying with the Americans with Disabilities Act of 1990, or the ADA, and similar laws (including but not limited to the Fair Housing Amendments Act of 1988, or FHAA, and the Rehabilitation Act of 1973), which could adversely affect us, including our future results of operations and cash flow.

Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The FHAA requires apartment communities first occupied after March 13, 1991, to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. We have not conducted a recent audit or investigation of all of our properties to determine our compliance with these or other federal, state or local laws. If one or more of our properties were not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged non-compliance with such laws, could adversely affect us, including our future results of operations and cash flow.

Multi-family residential properties are subject to rent stabilization regulations, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by tenants that their rents exceed such specified maximum amounts.

Numerous municipalities, including New York City where our multi-family residential properties are located, impose rent control or rent stabilization on apartment buildings. The rent stabilization regulations applicable to our multi-family residential properties set maximum rates for annual rent increases, entitle our tenants to receive required services from us and entitle our tenants to have their leases renewed. The rent stabilization regulations applicable to our multi-family residential properties permit luxury deregulation of rent-stabilized apartments, generally providing that apartments that became vacant before June 24, 2011 with a legal regulated rent of $2,000 or more per month are made permanently exempt from rent stabilization. That amount was increased to $2,500 or more per month where an apartment becomes vacant on or after June 24, 2011. Earlier this year, New York City’s Mayor De Blasio released a series of proposals that, if enacted, would alter the rent stabilization guidelines and make it harder for property owners, such as us, to implement luxury deregulation of rent-stabilized apartments, including eliminating vacancy decontrol and eliminating vacancy allowance. These proposals were not enacted when the New York State legislature extended the current rent stabilization guidelines in June 2015, although subsequently the New York City Rent Guidelines Board determined that the maximum rent for expiring leases would be frozen for the next year. Although Mayor De Blasio’s proposals were not enacted for 2015, there can be no assurances that they will not be pursued in the future.

The limitations established by present or future rent stabilization regulations may impair our ability to maintain rents at market levels. For example, our Flatbush Gardens property is subject to rent stabilization and currently in-place rents are generally about 18% below the maximum rent that could be charged under rent stabilization. However, we have been able to consistently increase rents as a result of our comprehensive renovation and repositioning strategy, allowing us to realize 14.5% increase in rent per square foot on new leases in 2015 through September and an 11.5% increase in rent per square foot on new leases in 2014, compared to expiring leases. If our current and planned renovation and modernization program at Flatbush Gardens is successful, certain apartments may reach the maximum rents permitted under rent stabilization, which could happen even sooner if rent increases continue to be frozen in subsequent years. Therefore our future ability to attain market rents would be limited until such apartments are eligible for luxury deregulation, which generally requires both a legal maximum rent of $2,500 or more per month and a vacancy (although we can apply to destabilize an apartment where the legal maximum rent is $2,500 or more per month without a vacancy if the tenant’s income exceeds certain levels). However, if Mayor De Blasio’s rent stabilization proposals are enacted in future years, luxury deregulation may no longer be available.

In addition, we are subject to claims from tenants that the rent charged by us exceeds the amount permitted by rent stabilization. Although we believe that all of our rents are compliant with applicable rent stabilization regulation, tenants have in the past made claims that their rents exceed the maximum rent that could be charged under rent stabilization. These claims include claims that the annual increases in the maximum rent have in the past been inapplicable as a result of a failure to provide essential services by us or the prior owners. The number of these claims may increase as our rents approach the maximum rent that could be charged under rent stabilization. Tenants could also claim that our determination that luxury deregulation was applicable to their apartment was incorrect and seek a reduction in rent and/or return of rents paid in excess of the maximum legal rent. Finally, a tenant in an apartment eligible for tax benefits, such as the Section 421-g of the Real Property Tax Law, could claim that rent stabilization applies to the tenant’s apartment while those tax benefits are available, even if the apartment is eligible for luxury deregulation.

The application of rent stabilization to apartments in our multi-family residential properties could limit the amount of rent we are able to collect, which could have a material adverse effect on our net operating income and our ability to fully take advantage of the investments that we are making in our properties. In addition, there can be no assurances that changes to rent stabilization laws, such as those proposed by New York City’s Mayor De Blasio, will not have a similar or greater negative impact on our ability to collect rents.

As we increase rents and improve our properties, we could become the target of public scrutiny and investigations similar to the public scrutiny and investigations that other apartment landlords in Brooklyn and other neighborhoods in the New York metropolitan area have experienced, which could lead to negative publicity and require that we expend significant resources to defend ourselves, all of which could adversely affect our operating results and our ability to pay distributions to our stockholders.

Other apartment landlords in gentrifying neighborhoods in Brooklyn and other parts of the New York metropolitan area have come under public scrutiny, and in a few cases have been the subject of civil and criminal investigations, for their alleged treatment of tenants who cannot afford the rent increases that often result from neighborhood gentrification and landlord improvements to properties. It is possible that we or members of our management team could come under similar public scrutiny or become the target of similar investigations regardless of whether we have done anything wrong, which could lead to negative publicity and require that we expend significant resources to defend ourselves, all of which could adversely affect our operating results and our ability to pay distributions to our stockholders.

We may be unable to identify and successfully complete acquisitions and, even if acquisitions are identified and completed, we may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

Our ability to identify and acquire properties on favorable terms and successfully develop, redevelop and/or operate them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied. In this event, we may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all. We may spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties. Further, acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures. We may also be unable to integrate new acquisitions into our existing operations quickly and efficiently, and as a result, our results of operations and financial condition could be adversely affected. Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our common stock.

Should we decide at some point in the future to expand into new markets, we may not be successful, which could adversely affect our financial condition, results of operations, cash flow and market value of our common stock.

If opportunities arise, we may explore acquisitions of properties in new markets. Each of the risks applicable to our ability to acquire and integrate successfully and operate properties in our current markets is also applicable in new markets. In addition, we will not possess the same level of familiarity with the dynamics and market conditions of the new markets we may enter, which could adversely affect the results of our expansion into those markets, and we may be unable to build a significant market share or achieve our desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could adversely affect our financial condition, results of operations, cash flow, the market value of our securities and ability to satisfy our principal and interest obligations and to make distributions to our stockholders.

We may acquire properties or portfolios of properties through tax-deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

We may experience a decline in the fair value of our assets, which may have a material impact on our financial condition, liquidity and results of operations and adversely impact the market value of our common stock.

A decline in the fair market value of our assets may require us to recognize an other-than-temporary impairment against such assets under GAAP if we were to determine that we do not have the ability and intent to hold any assets in unrealized loss positions to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. In such event, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale, which may adversely affect our financial condition, liquidity and results of operations.

From time to time, we may enter into joint venture relationships or other arrangements regarding the joint ownership of property. Our investments in and through such arrangements could be adversely affected by our lack of sole decision-making authority regarding major decisions, our reliance on our joint venture partners’ financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners. Risks associated with joint venture arrangements may include but are not limited to the following:

•	Our joint venture partners might experience financial distress, become bankrupt or fail to fund their share of required capital contributions, which may delay construction or development of a property or increase our financial commitment to the joint venture;

•	We may be responsible to our partners for indemnifiable losses;

•	Our joint venture partners may have business interests or goals with respect to a property that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of the property;

•	We may be unable to take actions that are opposed by our joint venture partners under arrangements that require us to share decision-making authority over major decisions affecting the ownership or operation of the joint venture and any property owned by the joint venture, such as the sale or financing of the property or the making of additional capital contributions for the benefit of the property;

•	Our joint venture partners may take actions that we oppose;

•	Our ability to sell or transfer our interest in a joint venture to a third party without prior consent of our joint venture partners may be restricted;

•	We may disagree with our joint venture partners about decisions affecting a property or a joint venture, which could result in litigation or arbitration that increases our expenses, distracts our officers and directors and disrupts the day-to-day operations of the property, including by delaying important decisions until the dispute is resolved;

•	We may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments; and

•	In the event that we obtain a minority position in a joint venture, we may not have significant influence or control over such joint venture or the performance of our investment therein.

If there is a transfer of a controlling interest in any of our properties (or in the entities through which we hold our properties), including as a result of the private offering, this offering, issuances of our common stock in exchange for class B LLC units pursuant to the exchange right granted to holders of class B LLC units, sales of class B LLC units by the holders thereof or the issuance of LLC interests to our operating partnership in connection with the private offering or a subsequent offering of our stock, or as a result of any of those transfers being aggregated, we may be obligated to pay New York City and New York State transfer tax based on the fair market value of the New York City and/or New York State real property transferred.

Subject to certain exceptions, New York City and New York State impose a tax on the transfer of New York City and/or New York State real property or the transfer of a controlling interest in New York City and/or New York State real property, generally at a current combined rate of 3.025% of the fair market value of the New York City and/or New York State real property. A direct or indirect transfer of a 50% or greater interest in any of our properties (or in the entities that own our properties) generally would constitute a transfer of a controlling interest in real property. Certain aggregation rules apply in determining whether a transfer of a controlling interest has occurred. For example, transfers made within a three year period generally are presumed to be aggregated. Therefore, a transfer of a controlling interest could occur as a result of the combination of one or more of the private offering, this offering, other offerings of common stock by us resulting of an increase in our investment in the entities that own our properties, issuances of our common stock to our continuing investors in exchange for class B LLC units pursuant to the exchange right granted to holders of class B LLC units, sales of class B LLC units by the holders thereof, the issuance of LLC interests to our operating partnership in connection with the private offering or a subsequent offering of our stock, or as a result of any combination of such transfers being aggregated. In addition to any transfer tax that may be imposed upon us, we have agreed with our continuing investors to pay any such transfer taxes imposed upon a continuing investor as a result of the private offering and the related formation transactions (including subsequent issuances of additional LLC units or interests, issuances of OP units by the operating partnership or issuances of our common stock by the Company), issuances of our common stock in exchange for class B LLC units, dispositions of property by any LLC subsidiary, the issuance of LLC interests to our operating partnership in connection with this or a subsequent offering of our stock, or as a result of any combination of such transfers being aggregated. If a transfer of a controlling interest in an entity owning our properties occurs, New York City and/or New York State transfer tax could be payable based on the fair market value of the New York City and/or New York State property at the time of each such transfer (including any transfers that are treated as a part of the transfer of the controlling interest that occur prior to the transfer that caused the 50% threshold to be met). For example, if exchanges of class B LLC units resulted in our ownership of the entities that own our properties increasing to greater than 50%, we could be subject to New York City and New York State transfer tax at a current combined rate of 3.025% of the fair market value of the New York City and/or New York State real property. In addition, we may or may not be eligible to take advantage of the 50% reduction to the New York City and New York State transfer tax rates that could apply with respect to transfers of real property to certain REITs.

Risks Related to Our Business and Operations

Capital and credit market conditions may adversely affect our access to various sources of capital or financing and/or the cost of capital, which could affect our business activities, dividends, earnings and common stock price, among other things.

In periods when the capital and credit markets experience significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. We primarily use third-party financing to fund acquisitions of properties and to refinance indebtedness as it matures. As of June 30, 2015, on a pro forma basis after giving effect to the private offering and the formation transactions and the use of proceeds of the private offering, we had no corporate debt and $621.1 million in property-level debt. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our acquisition, development and redevelopment activities and/or take other actions to fund our business activities and repayment of debt, such as selling assets, reducing our cash dividend or paying out less than 100% of our taxable income. To the extent that we are able and/or choose to access capital at a higher cost than we have experienced in recent years (reflected in higher interest rates for debt financing or a lower stock price for equity financing) our earnings per share and cash flow could be adversely affected. In addition, the price of our common stock may fluctuate significantly and/or decline in a high interest rate or volatile economic environment. If economic conditions deteriorate, the ability of lenders to fulfill their obligations under working capital or other credit facilities that we may have in the future may be adversely impacted.

The form, timing and/or amount of dividend distributions in future periods may vary and be affected by economic and other considerations.

The form, timing and/or amount of dividend distributions will be authorized at the discretion of our board of directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements applicable to REITs under the Code and other factors as our board of directors may consider relevant. See “Distribution Policy.”

We may from time to time be subject to litigation that could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

We are a party to various claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which we may be subject from time to time may result in defense costs, settlements, fines or judgments against us, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have an adverse impact on our financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely affect our results of operations and cash flow, expose us to increased risks that would be uninsured, and/or adversely affect our ability to attract officers and directors.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we have acquired or may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, indemnification agreements between us and the sellers typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We depend on key personnel, including David Bistricer, our Chief Executive Officer, Lawrence Kreider, our Chief Financial Officer, JJ Bistricer, our Chief Operating Officer, and Jacob Schwimmer, our Chief Property Management Officer, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and market value of our common stock.

There is substantial competition for qualified personnel in the real estate industry and the loss of our key personnel could have an adverse effect on us. Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly David Bistricer, our Chief Executive Officer, who has extensive market knowledge and relationships and exercises substantial influence over our acquisition, development, redevelopment, financing, operational and disposition activities. Among the reasons that David Bistricer is important to our success is that he has a reputation that attracts business and investment opportunities and assists us in negotiations with financing sources and industry personnel. If we lose his services, our business and investment opportunities and our relationships with such financing sources and industry personnel would diminish.

Our other senior executives, Lawrence Kreider, our Chief Financial Officer, JJ Bistricer, our Chief Operating Officer, and Jacob Schwimmer, our Chief Property Management Officer, also have extensive experience and strong reputations in the real estate industry, which aid us in identifying or attracting investment opportunities and negotiating with sellers of properties. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and industry participants, which could negatively affect our financial condition, results of operations, cash flow and market value of our common stock.

Breaches of our data security could adversely affect our business, including our financial performance and reputation.

We collect and retain certain personal information provided by our tenants and employees. While we have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and/or loss of this information may result in legal liability and costs (including damages and penalties) that could adversely affect our business, including our financial performance and reputation.

Our subsidiaries may be prohibited from making distributions and other payments to us.

All of our properties are owned indirectly by our LLC subsidiaries, and substantially all of our operations are conducted by our operating partnership. As a result, we depend on distributions and other payments from our operating partnership and LLC subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to make such distributions and other payments depends on their earnings and cash flow and may be subject to statutory or contractual limitations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Property-Level Debt.” As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of such subsidiaries’ debt or other obligations that are senior to our claims.

Risks Related to Our Organization and Structure

Our continuing investors hold shares of our special voting stock that entitle them to vote together with holders of our common stock on an as-exchanged basis, based on their ownership of class B LLC units in our predecessor entities.

Our continuing investors hold shares of our special voting stock, which generally allows them to vote together as a single class with holders of our common stock on all matters (other than matters considered at a special election meeting, the removal or reelection of directors initially elected at a special election meeting, the expansion of the size of the board of directors and amendments to certain provisions of our charter and bylaws relating to any special election meeting or the vote required to amend such provisions) brought before our common stockholders, including the election of directors, on an as-exchanged basis, as if our continuing investors had exchanged their class B LLC units in our predecessor entities and shares of our special voting stock for shares of our common stock. As a result, our continuing investors are generally entitled to exercise 71.7% of the voting power in our company (    % immediately following this offering, or    % if the underwriters exercise their option to purchase additional shares in full), including in the election of directors). In addition, 1,000,000 shares in the private offering, representing 2.6% of the voting power in our company (   % immediately following this offering, or    % if the underwriters exercise their option to purchase additional shares in full), were sold to members of our management and board of directors and their friends, family members and affiliates. Even though none of our continuing investors is, by himself or together with his affiliates, entitled to exercise a majority of the total voting power in our company, for so long as any continuing investor continues to be entitled to exercise a significant percentage of our voting power, our continuing investors are generally able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval, and have significant influence with respect to our management, business plans and policies, including appointing and removing our officers, issuing additional shares of our common stock and other equity securities, paying dividends, incurring additional debt, making acquisitions, selling properties or other assets, acquiring or merging with other companies and undertaking other extraordinary transactions. In any of these matters, any of our continuing investors may have interests that differ or conflict with the interests of our other stockholders, and they may exercise their voting power in a manner that is not consistent with the interests of other stockholders. For so long as our continuing investors continue to own shares of our stock entitling them to exercise a significant percentage of our voting power, the concentration of voting power in our continuing investors may discourage unsolicited acquisition proposals and may delay, defer or prevent any change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

Certain provisions in our charter and bylaws may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

•	Our continuing investors hold shares of our special voting stock that generally entitle them to exercise 71.7% of the voting power in our company ( % immediately following this offering, or % if the underwriters exercise their option to purchase additional shares in full), including in connection with a merger or other acquisition of our company or a change in the composition of our board of directors. In addition, 1,000,000 shares in the private offering, representing 2.6% of the voting power in our company ( % immediately following this offering, or % if the underwriters exercise their option to purchase additional shares in full), were sold to members of our management and board of directors and their friends, family members and affiliates. As a result, our continuing investors as a group or individually could delay, defer or prevent any change of control of our company and, as a result, adversely affect our stockholders’ ability to realize a premium for their shares of common stock.

•	Our charter authorizes our board of directors to, without common stockholder approval, amend our charter to increase or decrease the aggregate number of our authorized shares of stock, to authorize us to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock. We believe these charter provisions provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, are available for issuance without further action by our common stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

•	In order to qualify as a REIT, among other reasons, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of any taxable year (beginning with our second taxable year as a REIT). In order to help us qualify as a REIT, among other reasons, our charter generally prohibits any person or entity from owning or being deemed to own by virtue of the applicable constructive ownership provisions, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our common stock or 9.8% of the aggregate value of all our outstanding stock. We refer to these restrictions as the “ownership limit.” The ownership limit may prevent or delay a change in control and, as a result, could adversely affect our stockholders’ ability to realize a premium for their shares of our common stock.

•	The provisions in our charter regarding the removal of directors and the advance notice provisions of our bylaws, among others, could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

In addition, certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including the Maryland business combination and control share provisions. See “Certain Provisions of Maryland Law and Clipper Realty’s Charter and Bylaws.”

•	The “business combination” provisions of the MGCL, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of our then-outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then-outstanding voting shares) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special appraisal rights and supermajority stockholder approval requirements on these combinations. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL, if such business combination is approved by our board of directors, including a majority of our directors who are not affiliated or associated with the interested stockholder.

•	The “control share” provisions of the MGCL provide that “control shares” of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (or the direct or indirect acquisition of ownership or control of control shares) have no voting rights unless approved by a supermajority vote our stockholders excluding the acquirer of control shares, our officers and our directors who are also our employees. As permitted by the MGCL, our bylaws contain a provision exempting from the control share acquisition provisions of the MGCL any and all acquisitions by any person of shares of our stock.

•	Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price.

Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our board of directors may change our policies without stockholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our board of directors or those committees or officers to whom our board of directors may delegate such authority. Our board of directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our board of directors or the committees or officers to which such decisions are delegated have the ability to amend or revise these and our other policies at any time without stockholder approval. For example, we have established a policy for our target leverage ratio in a range of 45% to 55%. Under the policy, our leverage ratio may be greater than or less than the target range from time to time and our board of directors may amend our target leverage ratio range at any time without stockholder approval. Accordingly, while not intending to do so, we may adopt policies that may have an adverse effect on our financial condition and results of operations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Maryland law generally provides that a director has no liability in that capacity if he or she satisfies his or her duties to us. As permitted by the MGCL, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted by Maryland law. Under current Maryland law and our charter, our directors and officers do not have any liability to us or our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us to agree to indemnify our present and former directors and officers for liability and expenses arising from actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party or witness by reason of his or her service to us in those and other capacities. We may be obligated to pay or reimburse the defense costs incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. Indemnification agreements that we have entered into with our directors and executive officers also require us to indemnify such directors and executive officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of OP units and of LLC units in our predecessor entities, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any of its partners or our predecessor entities and their members, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, and our operating partnership, as managing member of our predecessor entities, have fiduciary duties and obligations to our operating partnership and its limited partners and our predecessor entities and their members under Delaware and New York law, the partnership agreement of our operating partnership in connection with the management of our operating partnership, and the limited liability company agreements of our predecessor entities in connection with the management of those entities. Our fiduciary duties and obligations as the general partner of our operating partnership and managing member of our predecessor entities may come into conflict with the duties of our directors and officers to our company. We have adopted policies that are designed to eliminate or minimize certain potential conflicts of interest, and the members of our predecessor entities have agreed that, in the event of a conflict in the duties owed by us to our stockholders and the fiduciary duties owed by our operating partnership, in its capacity as managing member of our predecessor entities, to such members, we may give priority to the separate interests of our company or our stockholders, including with respect to tax consequences to limited partners, LLC members, assignees or our stockholders. Nevertheless, the duties and obligations of the general partner of our operating partnership and the duties and obligations of the managing member of our predecessor entities may come into conflict with the duties of our directors and officers to our company and our stockholders.

Our charter contains a provision that expressly permits certain of our directors and officers to compete with us.

Our directors and officers have outside business interests and may compete with us for investments in properties and for tenants. There is no assurance that any conflicts of interest created by such competition will be resolved in our favor. Our charter provides that we renounce any interest or expectancy in, or right to be offered or to participate in, any business opportunity identified in any investment policy or agreement with any of our directors or officers unless the policy or agreement contemplates that the director or officer must present, communicate or offer such business opportunity to us. We have adopted an Investment Policy that provides that our directors and officers, including David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, are not required to present certain identified investment opportunities to us, including assets located outside the New York metropolitan area, for-sale condominium or cooperative conversions, developments projects, projects that would require us to obtain guarantees from third parties or to backstop obligations of other parties, and land acquisitions. As a result, except to the extent that our officers and directors must present certain identified business opportunities to us, our officers and directors have no duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our subsidiaries engage or propose to engage or to refrain from otherwise competing with us. These individuals also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. These provisions may limit our ability to pursue business or investment opportunities that we might otherwise have had the opportunity to pursue, which could have an adverse effect on our financial condition, our results of operations, our cash flow, the market value of our common stock and our ability to meet our debt obligations and to pay dividends to our stockholders.

The consideration given by us in exchange for our interest in the predecessor entities in connection with the formation transactions may have exceeded their fair market value.

We have not obtained any third-party appraisals of the properties in which we have invested in connection with the formation transactions. As a result, the value that forms the basis for the consideration given by us for our interest in the predecessor entities may have exceeded the fair market value of those properties owned by such entities.

We may have assumed unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our business.

As part of the formation transactions, we acquired indirect interests in the properties and assets of our predecessor entities, subject to existing liabilities, some of which may have been unknown at the time the private offering was consummated. As part of the formation transactions, each of the predecessor entities made limited representations, warranties and covenants to us regarding the predecessor entities and their assets. Because many liabilities, including tax liabilities, may not have been identified, we may have no recourse for such liabilities. Any unknown or unquantifiable liabilities to which the properties and assets previously owned by our predecessor entities are subject could adversely affect the value of those properties and as a result adversely affect us. See “—We may become subject to liability relating to environmental and health and safety matters, which could have an adverse effect on us, including our financial condition and results of operations” as to the possibility of undisclosed environmental conditions potentially affecting the value of the properties in our portfolio.

The terms of the formation transactions may not have been as favorable to us as if all of the terms were negotiated at arm’s length.

Certain of our directors and executive officers, including David Bistricer, our Co-Chairman and Chief Executive Officer and Sam Levinson, our Co-Chairman and the head of our Investment Committee, own interests, directly or indirectly, in our predecessor entities that own properties included in the Company’s initial portfolio of properties and as such had interests in the formation transactions.  As a result, the terms of the formation transactions may not have been as favorable to us as if all of the terms were negotiated at arm’s length.

We may pursue less vigorous enforcement of terms of employment agreements with certain of our executive officers which could negatively impact our stockholders.

Upon completion of the private offering, certain of our executive officers, including David Bistricer, Larry Kreider, JJ Bistricer and Jacob Schwimmer, entered into employment agreements with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with members of our senior management or our board of directors and their affiliates, with possible negative impact on stockholders. Moreover, these agreements were not negotiated at arm’s length and in the course of structuring the formation transactions, certain of our executive officers had the ability to influence the types and level of benefits that they receive from us under these agreements.

David Bistricer, our Co-Chairman and Chief Executive Officer, and Sam Levinson, our Co-Chairman and the Head of the Investment Committee, have outside business interests that will take their time and attention away from us, which could materially and adversely affect us.  In addition, notwithstanding the Investment Policy, members of our senior management may in certain circumstances engage in activities that compete with our activities or in which their business interests and ours may be in conflict.

Our Co-Chairman and Chief Executive Officer, David Bistricer, our Co-Chairman and the Head of the Investment Committee, Sam Levinson, and other members of our senior management team continue to own interests in properties and businesses that were not contributed to us in the formation transactions. Additionally, although the Investment Policy requires them to present certain opportunities to us, those arrangements permit them to continue to pursue certain investment opportunities for their own account, without our involvement. We and members of our senior management may also determine to enter into joint ventures or co-investment relationships with respect to one or more properties. As a result of the foregoing, there may at times be a conflict between the interests of members of our senior management and our business interests. Further, although David Bistricer, JJ Bistricer and Jacob Schwimmer will devote such portion of their business time and attention to our business as is appropriate and will be compensated on that basis, under their employment agreements, they will also devote substantial time to other business and investment activities.

We may experience conflicts of interest with certain of our directors and officers and significant stockholders as a result of their tax positions.

We have entered into a tax protection agreement with our continuing investors pursuant to which we have agreed to indemnify the continuing investors against certain tax liabilities incurred during the 8-year period following the private offering (or with respect to item (iv) below, certain tax liabilities resulting from certain transfers occurring during the 8-year period following the private offering) if those tax liabilities result from (i) the sale, transfer, conveyance or other taxable disposition of any of the properties of our LLC subsidiaries, (ii) any of Renaissance, Berkshire or Gunki LLC failing to maintain a level of indebtedness allocable for U.S. federal income tax purposes to any of the continuing investors such that any of the continuing investors is allocated less than a specified minimum indebtedness in each such LLC subsidiary (in order to comply with this requirement, (1) Renaissance needs to maintain approximately $101.3 million of indebtedness, (2) Berkshire needs to maintain approximately $125.8 million of indebtedness and (3) Gunki needs to maintain approximately $34.4 million of indebtedness), (iii) in a case that such level of indebtedness cannot be maintained, failing to make available to such a continuing investor the opportunity to execute a guarantee of indebtedness of the LLC subsidiary meeting certain requirements that would enable the continuing investor to continue to defer certain tax liabilities, or (iv) the imposition of New York City or New York State real estate transfer tax liability imposed upon a continuing investor as a result of the formation transactions, private offering, this offering and/or certain subsequent transactions (including subsequent issuances of additional LLC units or interests, issuances of OP units by the operating partnership, issuances of common stock by Clipper Realty, issuances of common stock in exchange for class B LLC units or dispositions of property by any LLC subsidiary), or as a result of any of those transfers being aggregated. We estimate that had all of their assets subject to the tax protection agreement been sold in a taxable transaction immediately after the private offering, the amount of our LLC subsidiaries’ indemnification obligations (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $364.9 million. In addition, we estimate that if New York City or New York State real estate transfer taxes had been imposed on our continuing investors, the maximum amount of our LLC subsidiaries’ indemnification obligations pursuant to the tax protection agreement in respect of New York City or New York State real estate transfer tax liability (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $74.9 million (although the amount may be significantly less). We do not presently intend to sell or take any other action that would result in a tax protection payment with respect to the properties covered by the tax protection agreement.  David Bistricer and Sam Levinson may influence us to not sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, in order for them to avoid realizing built-in gains. Alternatively, to avoid realizing such built-in gains they may have to agree to additional reimbursements or guarantees involving additional financial risk.

In addition, David Bistricer and Sam Levinson may be subject to tax on a disproportionately large amount of the built-in gain that would be realized upon the sale of certain properties. David Bistricer and Sam Levinson may therefore influence us to not sell certain properties, even if such sale might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest, as they may wish to avoid realization of their share of the built-in gains in those properties.

Our tax protection agreement could limit our ability to sell or otherwise dispose of certain properties including through condominium or cooperative conversions.

In connection with the formation transactions, we entered into a tax protection agreement pursuant to which we agreed to indemnify the continuing investors against certain tax liabilities incurred during the 8-year period following the private offering (or with respect to certain transfers occurring during the 8-year period following the private offering) if those tax liabilities result from the sale, transfer, conveyance or other taxable disposition of any of the properties of our LLC subsidiaries. Therefore, although it may be in our stockholders’ best interests that we sell one of these properties or convert all or a portion of the property into a condominium or cooperative and sell condominium or cooperative units, it may be economically prohibitive for us to do so because of these obligations.

Deficiencies in our internal controls over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal controls are necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. In connection with the audit of our Predecessor’s historical financial statements, our registered independent public accounting firm identified certain significant deficiencies in our internal controls over financial reporting and we are taking steps to remediate them. As we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Risks Related to Our Indebtedness and Financing

We have a substantial amount of indebtedness that may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of June 30, 2015, on a pro forma basis after giving effect to the formation transactions and the use of proceeds from the private offering, we had approximately $621.1 million of total combined indebtedness, all of which was property-level debt.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, fully implement our capital expenditure, acquisition and redevelopment activities, or meet the REIT distribution requirements imposed by the Code. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes;

•	make it more difficult for us to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•	force us to dispose of one or more of our properties, possibly on unfavorable terms (including the possible application of the 100% tax on income from prohibited transactions, discussed below in “Material U.S. Federal Income Tax Consequences”) or in violation of certain covenants to which we may be subject;

•	subject us to increased sensitivity to interest rate increases;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	limit our ability to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

If any one of these events were to occur, our financial condition, results of operations, cash flow and trading price of our common stock could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Our tax protection agreement requires our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under our tax protection agreement, we provide that our LLC subsidiaries will maintain a certain level of indebtedness and, in the case that level of indebtedness cannot be maintained, we are required to provide our continuing investors the opportunity to guarantee debt. If we fail to maintain such debt levels, or fail to make such opportunities available, we will be required to deliver to each such continuing investor a cash payment intended to approximate the continuing investor’s tax liability resulting from our failure and the tax liabilities incurred as a result of such tax protection payment. We agreed to these provisions in order to assist our continuing investors in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations require us to maintain more or different indebtedness than we would otherwise require for our business.

We may be unable to refinance current or future indebtedness on favorable terms, if at all.

We may not be able to refinance existing debt on terms as favorable as the terms of existing indebtedness, or at all, including as a result of increases in interest rates or a decline in the value of our portfolio or portions thereof. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds from other capital transactions, such as new equity capital, our operating cash flow will not be sufficient in all years to repay all maturing debt. As a result, certain of our other debt may cross default, we may be forced to postpone capital expenditures necessary for the maintenance of our properties, we may have to dispose of one or more properties on terms that would otherwise be unacceptable to us or we may be forced to allow the mortgage holder to foreclose on a property. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Property-Level Debt.” We also may be forced to limit distributions and may be unable to meet the REIT distribution requirements imposed by the Code. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations and could adversely affect our ability to make distributions to our stockholders.

We may not have sufficient cash flow to meet the required payments of principal and interest on our debt or to pay distributions on our common stock at expected levels.

In the future, our cash flow could be insufficient to meet required payments of principal and interest or to pay distributions on our shares at expected levels. In this regard, we note that in order for us to qualify as a REIT, we are required to make annual distributions generally equal to at least 90% of our taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. In addition, as a REIT, we will be subject to U.S. federal income tax to the extent that we distribute less than 100% of our taxable income (including capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified by the Code. These requirements and considerations may limit the amount of our cash flow available to meet required principal and interest payments.

If we are unable to make required payments on indebtedness that is secured by a mortgage on our property, the asset may be transferred to the lender with a consequent loss of income and value to us, including adverse tax consequences related to such a transfer.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by property may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the distribution requirements applicable to REITs under the Code.

Our debt agreements include restrictive covenants and default provisions which could limit our flexibility, our ability to make distributions and require us to repay the indebtedness prior to its maturity.

The mortgages on our properties contain customary negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property and to reduce or change insurance coverage. As of June 30, 2015, on a pro forma basis after giving effect to the formation transactions and the use of proceeds in the private offering, we had $621.1 million of combined property mortgages and other secured debt. Additionally, our debt agreements contain customary covenants that, among other things, restrict our ability to incur additional indebtedness and, in certain instances, restrict our ability to engage in material asset sales, mergers, consolidations and acquisitions, and restrict our ability to make capital expenditures. These debt agreements, in some cases, also subject us to guarantor and liquidity covenants. Some of our debt agreements contain certain cash flow sweep requirements and mandatory escrows, and our property mortgages generally require certain mandatory prepayments upon disposition of underlying collateral. Early repayment of certain mortgages may be subject to prepayment penalties.

Variable rate debt is subject to interest rate risk that could increase our interest expense, increase the cost to refinance and increase the cost of issuing new debt.

As of June 30, 2015, on a pro forma basis after giving effect to the formation transactions and the use of proceeds in the private offering, $415 million of our outstanding consolidated debt was subject to instruments which bear interest at variable rates, and we may also borrow additional money at variable interest rates in the future. Unless we have made arrangements that hedge against the risk of rising interest rates, increases in interest rates would increase our interest expense under these instruments, increase the cost of refinancing these instruments or issuing new debt, and adversely affect cash flow and our ability to service our indebtedness and make distributions to our stockholders, which could adversely affect the market price of our common stock. Based on our aggregate variable rate debt outstanding as of June 30, 2015, on a pro forma basis after giving effect to the formation transactions and the use of proceeds in the private offering, an increase of 100 basis points in interest rates would result in a hypothetical increase of approximately $4 million in interest expense on an annual basis, without giving effect to the formation transactions. The amount of this change includes the benefit of swaps and caps we currently have in place.

Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which could adversely affect us.

We may, in a manner consistent with our qualification as a REIT, seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our obligations under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

When a hedging agreement is required under the terms of a mortgage loan, it is often a condition that the hedge counterparty maintains a specified credit rating. With the current volatility in the financial markets, there is an increased risk that hedge counterparties could have their credit rating downgraded to a level that would not be acceptable under the loan provisions. If we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with an acceptable credit rating, we could be in default under the loan and the lender could seize that property through foreclosure, which could adversely affect us.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into either to manage risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, or to manage the risk of currency fluctuations with respect to any item of income or gain (or any property which generates such income or gain) that constitutes “qualifying income” for purposes of the 75% or 95% gross income tests applicable to REITs, does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided that we properly identify the hedging transaction pursuant to the applicable sections of the Code and Treasury regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a TRS. The use of a TRS could increase the cost of our hedging activities (because our TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose us to greater risks than we would otherwise want to bear. In addition, net losses in any of our TRSs will generally not provide any tax benefit except for being carried forward for use against future taxable income in the TRSs.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in shares of our common stock and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “Material U.S. Federal Income Tax Consequences.”

Risks Related to Our Status as a REIT

Although provisions of the Code generally relevant to an investment in shares of our common stock are described in “Material U.S. Federal Income Tax Consequences,” you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in shares of our common stock.

Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock.

We intend to elect and to qualify to be treated as a REIT commencing with our first taxable year ending December 31, 2015. The Code generally requires that a REIT distribute at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) to stockholders annually, and a REIT must pay tax at regular corporate rates to the extent that the REIT distributes less than 100% of its taxable income (including capital gains) in a given year. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions the REIT makes in a calendar year are less than the sum of 85% of the REIT’s ordinary income, 95% of the REIT’s capital gain net income and 100% of the REIT’s undistributed income from prior years. To avoid entity-level U.S. federal income and excise taxes, we anticipate distributing at least 100% of our taxable income.

We believe that we are organized, have operated and will continue to operate in a manner that will allow us to qualify as a REIT commencing with our first taxable year ending December 31, 2015. However, we cannot assure you that we are organized, have operated and will continue to operate as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there may only be limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. We have not requested and do not intend to request a ruling from the Internal Revenue Service, or the IRS, that we qualify as a REIT. Moreover, in order to qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock and the amount of our distributions. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT gross income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our gross income and assets on an ongoing basis. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for U.S. federal income tax purposes or the U.S. federal income tax consequences of such qualification. Accordingly, it is possible that we may not meet the requirements for qualification as a REIT.

If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income. If we were not entitled to relief under the relevant statutory provisions, we would also be disqualified from treatment as a REIT for the four subsequent taxable years. If we fail to qualify as a REIT, we would be subject to entity-level income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. As a result, the amount available for distribution to holders of our common stock would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and adversely affect the value of our common stock.

If our special voting stock and the class B LLC units are treated as a single stock interest in the Company, we could fail to qualify as a REIT.

We believe that the special voting stock and class B LLC units will be treated as separate interests in the Company and its predecessor entities, respectively. However, no assurance can be given that the IRS will not argue, or that a court would not find or hold, that the special voting stock and the class B LLC units should be treated as a single stock interest in the Company for U.S. federal income tax purposes. If the special voting stock and class B LLC units were treated as a single stock interest in the Company, it is possible that more than 50% in value of the outstanding stock of the Company could be treated as held by five or fewer individuals. In such a case, we could be treated as “closely held” and we could therefore fail to qualify as a REIT. Such failure would have significant adverse consequences. See “—Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to the value of our common stock” above.

We may owe certain taxes notwithstanding our qualification as a REIT.

Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property, on taxable income that we do not distribute to our stockholders, on net income from certain “prohibited transactions,” and on income from certain activities conducted as a result of foreclosure. We may, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. In addition, we may provide services that are not customarily provided by a landlord, hold properties for sale and engage in other activities through TRSs and the income of those subsidiaries will be subject to U.S. federal income tax at regular corporate rates.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20% (plus a 3.8% Medicare tax discussed below under “Material U.S. Federal Income Tax Consequences”). Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% (plus 3.8% Medicare tax) maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or liquidate certain of our investments.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our stockholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance.

As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by us for at least two years and satisfy certain additional requirements (or the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax).

Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. We intend to hold, and, to the extent within our control, to have any joint venture to which our operating partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered property held primarily for sale to customers in the ordinary course of business. However, it may not always be practical for us to comply with one of the safe harbors, and, therefore, we may be subject to the 100% penalty tax on the gain from dispositions of property if we otherwise are deemed to have held the property primarily for sale to customers in the ordinary course of business.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. For example, we anticipate that we would have to conduct any condominium or cooperative conversion of our Tribeca properties and 141 Livingston Street property through a TRS.

REIT distribution requirements could adversely affect our liquidity and adversely affect our ability to execute our business plan.

In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to modify our business plans. Our cash flow from operations may be insufficient to fund required distributions, for example, as a result of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of “taxable stock dividends” or (v) use cash reserves, in order to comply with the REIT distribution requirements. As a result, compliance with the REIT distribution requirements could adversely affect the market value of our common stock. The inability of our cash flow to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities. In addition, if we are compelled to liquidate our assets to repay obligations to our lenders or make distributions to our stockholders, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot provide services to our tenants other than those that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at a disadvantage to competitors who are not subject to the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes. Clipper TRS will provide certain services at our properties.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of securities of one or more TRSs. In addition, rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are treated as not being conducted on an arm’s-length basis.

Clipper TRS and any other TRSs that we form will pay U.S. federal, state and local income tax on the TRS’ taxable income, and the TRSs’ after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification. Although we will monitor the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 25% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

Possible legislative, regulatory or other actions could adversely affect our stockholders and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders or us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income and/or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends. Stockholders are urged to consult with their own tax advisors with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares.

Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. In particular, our portfolio of properties may be reassessed as a result of this offering. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past and such increases may not be covered by tenants pursuant to our lease agreements. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

A trading market for our common stock may never develop or be sustained.

Although we intend to apply to list our common stock on the NYSE, even if such application is approved, an active trading market for our common stock may not develop on that exchange or elsewhere, or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not sustained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops for our common stock, the market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future.

Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock.  Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

•	actual or anticipated variations in our quarterly or annual operating results;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

•	our operating performance and the performance of other similar companies;

•	negative publicity regarding us specifically or our business lines generally;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or our industry.

Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The initial public offering price per share of common stock in this offering may not accurately reflect the value of your investment.

Immediately prior to this offering, there was no market for our common stock. The initial public offering price per share of common stock offered in this offering was determined by negotiations between us and the underwriters. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is commercial and multi-family real estate ownership;

•	prior offerings of those companies;

•	our capital structure;

•	an assessment of our management and its experience;

•	general conditions of the securities markets at the time of this offering; and

•	other factors we deemed relevant.

There are restrictions on ownership and transfer of our common stock.

To assist us in qualifying as a REIT, among other purposes, our charter generally limits beneficial ownership by any person to no more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding shares of any class or series of our common stock or 9.8% of the aggregate value of all our outstanding stock. In addition, our charter contains various other restrictions on the ownership and transfer of shares of our stock. See “Description of Share Capital — Restrictions on Ownership and Transfer.” As a result, an investor that purchases shares of our common stock in this offering may not be able to readily resell such common stock.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering. Our net tangible book value as of June 30, 2015 was approximately $       , or approximately $        per share based on the shares of common stock issued and outstanding as of such date. After giving effect to our sale of common stock in this offering at the initial public offering price of $        per share (the midpoint of the initial public offering price range set forth on the front cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been $       , or $        per share. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $        in the net tangible book value per share, based upon the initial public offering price of $          per share. Investors that purchase common stock in this offering will have purchased       % of the shares issued and outstanding immediately after the offering, but will have paid       % of the total consideration for those shares.

Future sales of our common stock or other securities convertible into our common stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without approval of our common stockholders, to cause us to issue additional shares of our stock or to raise capital through the issuance of preferred stock, options, warrants and other rights on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock will dilute your ownership and could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the market price of our common stock.

In addition, our operating partnership may issue additional OP units and our LLC subsidiaries may issue additional LLC units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and/or LLC subsidiaries and would have a dilutive effect on the amount of distributions made to us by our operating partnership and/or our operating partnership by our LLC subsidiaries and, therefore, the amount of distributions we can make to our stockholders. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of our common stock.

In connection with this offering, we intend to file a registration statement on Form S-8 to register 1,350,000 shares of our common stock for issuance to our employees, consultants and non-employee directors pursuant to the Clipper Realty Inc. 2015 Omnibus Incentive Plan and the Clipper Realty Inc. 2015 Non-Employee Director Plan.  We may increase the number of shares registered for this purpose from time to time.  Once we register these shares, they generally will be able to be sold to the public market upon issuance.

Future offerings of debt securities or preferred stock, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to raise additional capital by making offerings of debt securities or additional offerings of equity securities, including preferred stock. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay a dividend or other distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, an extended transition period for complying with new or revised accounting standards and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

As a public company, we will incur additional costs and face increased demands on our management.

As a public company with shares listed on a U.S. exchange, we will need to comply with an extensive body of regulations that did not apply to us previously, including provisions of the Sarbanes-Oxley Act, regulations of the SEC and requirements of the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an emerging growth company. In addition, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance coverage.  We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	market and economic conditions affecting occupancy levels, rental rates, the overall market value of our properties, our access to capital and the cost of capital and our ability to refinance indebtedness;

•	economic or regulatory developments in New York City;

•	the single government tenant in our commercial buildings may suffer financial difficulty;

•	our ability to control operating costs to the degree anticipated;

•	the risk of damage to our properties, including from severe weather, natural disasters, climate change, and terrorist attacks;

•	risks related to financing, cost overruns, and fluctuations in occupancy rates and rents resulting from development or redevelopment activities;

•	concessions or significant capital expenditures that may be required to attract and retain tenants;

•	the relative illiquidity of real estate investments;

•	competition affecting our ability to engage in investment and development opportunities or attract or retain tenants;

•	unknown or contingent liabilities in properties acquired in formative and future transactions;

•	changes in rent stabilization regulations or claims by tenants in rent-stabilized units that their rents exceed specified maximum amounts under current regulations;

•	the possible effects of departure of key personnel in our management team on our investment opportunities and relationships with lenders and prospective business partners;

•	conflicts of interest faced by members of management relating to the acquisition of assets and the development of properties, which may not be resolved in our favor;

•	a transfer of a controlling interest in any of our properties may obligate us to pay transfer tax based on the fair market value of the real property transferred;

•	a trading market for our common stock may never develop or be sustained;

•	the market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders;

•	the initial public offering price per share of common stock in this offering may not accurately reflect the value of your investment;

•	investors in this offering will suffer immediate and substantial dilution;

•	future sales of our common stock or other securities convertible into our common stock could cause the market value of our common stock to decline and could result in dilution;

•	failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to holders of our stock;

•	our common stock may be less attractive to investors given that we have reduced disclosure and governance requirements as “emerging growth company”; and

•	as a public company, we will incur additional costs and face increased demands on our management.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $            million, after deducting underwriting discounts and commissions and expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use all or a portion of the net proceeds to fund acquisitions of properties consistent with our strategy of acquiring multi-family or commercial properties in the New York metropolitan area and, if we are not able to consummate acquisitions of properties consistent with our strategy prior to the dates on which certain portions of our debt can be repaid without the requirement to pay a yield maintenance charge in July 2016, we will use such portion of the net proceeds to repay outstanding debt at that time or fund certain capital improvements to reposition and modernize our properties.  Pending application of the net proceeds, we will invest such portion of the net proceeds in short-term, interest-bearing securities that are consistent with our election to be taxed as a REIT for U.S. federal income tax purposes.  Such investments may include obligations of the Government National Mortgage Association, other government agency securities, certificates of deposit, and interest-bearing bank deposits.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DISTRIBUTION POLICY

You should read the following discussion of our cash distribution policy in conjunction with our discussion of “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks to our business. For additional information regarding our historical results of operations and our pro forma results of operations, you should refer to the historical and unaudited pro forma combined financial statements and related notes, in each case, included elsewhere in this prospectus.

General

There is no guarantee that we will make quarterly cash distributions to holders of our common stock.  We may make distributions only when, as and if authorized by our board of directors from funds legally available for distribution. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•	we may lack sufficient cash to pay distributions on shares of our common stock for a number of reasons, including as a result of increases in our operating or general and administrative expenses, principal and interest payments on our debt, working capital requirements or cash needs;

•	our ability to make cash distributions to holders of our common stock depends on the performance of our subsidiaries and their ability to distribute cash to us and on the performance of our properties and tenants; and

•	the ability of our subsidiaries to make distributions to us may be restricted by, among other things, covenants in the debt that they have issued or my issue in the future.

As described below, U.S. federal income tax law requires that we distribute annually at least 90% of our taxable income (without regard to the dividends paid deduction and excluding net capital gains). As a result, we expect to generally distribute a significant percentage of our available cash to holders of our common stock. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities to fund our acquisitions and capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional shares of common stock, our operating partnership issues operating partnership units (“OP units”) or our existing or new LLC subsidiaries issue LLC units in connection with any acquisitions or other transactions, the payment of distributions on those additional securities may increase the risk that we will be unable to maintain or increase our distribution level.

Our Initial Distribution Rate

We intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata initial distribution with respect to the period during which this offering occurs, based on a distribution rate of $           per share of our common stock for a full quarter. On an annualized basis, this would be $                      per share, or an annual distribution rate of approximately                       % based on an assumed initial offering price of $           , which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table sets forth our pro forma net income for the year ended December 31, 2014 and adjustments to calculate our estimated cash available for distribution for the year ending December 31, 2015, as adjusted for certain assumptions set forth in the notes to the table. Estimated cash available for distribution for the year ending December 31, 2015, as adjusted, does not include the effect of any changes in our working capital. This number also does not reflect the amount of cash to be used for investing, acquisition and other activities during the year ending December 31, 2015, other than a reserve for recurring capital expenditures. It also does not reflect the amount of cash to be used for financing activities during the year ending December 31, 2014, other than scheduled loan principal amortization payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may have a material effect on our cash available for distribution. Because we have made the assumptions set forth above in calculating cash available for distribution for the year ending December 31, 2015, as adjusted, we do not intend this number to be a projection or forecast of our actual results of operations, FFO or our liquidity, and have calculated this number solely for the purpose of determining our estimated initial annual distribution rate. Our estimated cash available for distribution for the year ending December 31, 2015, as adjusted, should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We currently intend to maintain a distribution rate for the year following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in determining our initial distribution rate. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described below.

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, liquidity, cash flows, financial condition, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations, liquidity, cash flows and financial condition will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our ability to pay dividends and make other distributions to our stockholders, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its taxable income (without regard to the dividends paid deduction and excluding net capital gains) and that it pay U.S. federal income tax at regular corporate rates to the extent that it distributes annually less than 100% of its taxable income (including capital gains). In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Material U.S. Federal Income Tax Consequences.” We anticipate that our cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of U.S. federal income and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax, and we may need to borrow funds or dispose of assets to make such distributions.

It is possible that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Therefore, a portion of our distributions may represent a return of capital for U.S. federal income tax purposes. That portion of our distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent that portion of our distributions do not exceed the stockholder’s adjusted tax basis in the stockholder’s common stock, but rather will reduce the adjusted basis of the common stock. As a result, the gain recognized on a subsequent sale of that common stock or upon our liquidation will be increased (or a loss decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Consequences.”

The following sets forth our pro forma net income for the year ended December 31, 2014, and the adjustments we have made to calculate our estimated cash available for distribution for the year ending December 31, 2015, as adjusted (amounts in thousands, except per share amounts):

Pro forma net loss before allocation to non-controlling interests for the year ended December 31, 2014 (in thousands)	$(6,213)
Add: Pro forma depreciation and amortization	12,004
Add: Pro forma amortization of real estate tax intangibles	1,328
Add: Pro forma amortization of deferred financing costs	5,262
Less: Pro forma amortization of below market leases	(2,120)
Add: Straight-line rent adjustment	197
Add: Pro forma amortization of long-term deferred compensation	1,852
Add: Net increase in contractual rent income at 141 Livingston for the year ended December 31, 2014(1)	3,027
Add: Estimated net increases in contractual rent income for the year ended December 31, 2014 and the year ending December 31, 2015 at the Flatbush Gardens complex(2)	2,722
Add: Estimated net increases in contractual rent income for the year ended December 31, 2014 at the Tribeca properties(3)	344
Estimated cash flow from operating activities for the year ending December 31, 2015	18,403
Less: Estimated annual provision for recurring tenant improvements(4)	(782)
Less: Estimated annual provision for recurring capital expenditures(5)	(3,212)
Less: Scheduled debt principal payments(6)	(703)
Estimated cash available for distribution for the year ending December 31, 2015	13,706
Our share of estimated cash available for distribution(7)	4,148
Total estimated initial annual distribution to stockholders	2,970
Total estimated initial annual distribution per share to stockholders	$0.26
Payout ratio based on our share of estimated cash available for distribution for the year ending December 31, 2015(8)	71.6%

(1)	Represents incremental rent income and tenant recoveries at 141 Livingston from the new license signed in November 2014, effective as of June 2014 for rent income, based on rent of $40 per square foot (increased from $22 per square foot) for 206,000 square feet (increased from approximately 151,000 square feet as a result of remeasurement).
(2)	Represents incremental rent income at the Flatbush Gardens residential complex from new leases and renewals, net of abatements, free rent and estimated credit losses at historical rates, for new leases or renewals signed during 2014 and the eights months ended August 31, 2015, assuming that the rent applicable at September 1, 2015 had been in place for the entire year.
(3)	Represents incremental rent income at the Tribeca properties from new leases and renewals, net of abatements, free rent and estimated credit losses at historical rates, for new leases or renewals signed during 2014 and the eight months ended August 31, 2015, assuming that the rent applicable at September 1, 2015 had been in place for the entire year.
(4)	Provision for tenant improvements are based on 280 estimated move-ins at the average historical costs incurred.
(5)	Represents budgeted recurring capital expenditures relating to the Flatbush Gardens buildings and grounds, apart from tenant improvements relating to the apartment interiors, for the year ending December 31, 2015. Recurring capital expenditures is defined as expenditures made in respect of a property for maintenance of such property and replacement of items due to ordinary wear and tear including but not limited to building exteriors, lobbies, grounds, elevators, heating equipment, and garages.
(6)	Represents scheduled principal amortization during the year ending December 31, 2015.
(7)	Our share of estimated cash available for distribution and estimated initial annual cash distributions to our stockholders is based on an estimated approximately 69% aggregate partnership interest in our operating partnership.
(8)	Calculated as estimated initial annual distribution divided by our share of estimated cash available for distribution for the year ending December 31, 2015.

CAPITALIZATION

The following table sets forth (1) our Predecessor’s capitalization as of June 30, 2015, on an actual basis, (2) our capitalization as of June 30, 2015 on a pro forma basis giving effect to the formation transactions and the private offering and (3) our capitalization as of June 30, 2015 on a pro forma as adjusted basis to give effect to the sale by us of            shares of our common stock in this offering at an initial public offering price of $            per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, less underwriting discounts and commissions and other estimated offering expenses payable by us.

You should read the following table in conjunction with the more detailed information contained in the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. As disclosed therein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies,” real estate assets held for investment are carried at historical cost.

Clipper Realty Inc.

Actual and Pro Forma

As of June 30, 2015

(unaudited, in thousands)

	Predecessor Historical	Pro Forma Reflecting Private Offering	Pro Forma As Adjusted
	(Unaudited)
Notes payable	$721,082	$621,082	$
Stockholders’ equity	–	45,675
Owners’ equity / non-controlling interests	35,942	105,234
Total capitalization	$757,024	$771,991	$

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock outstanding, assuming all class B LLC units are exchanged for shares of common stock.

Our net tangible book value as of              was approximately $            , or approximately $             per share based on the 37,740,002 shares of common stock issued and outstanding as of such date on a fully diluted basis. After giving effect to our sale of common stock in this offering at the initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of             would have been $            , or $             per share (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). This represents an immediate dilution of $             per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution per share assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share		$
Net tangible book value per share as of , 2015, before giving effect to this offering	$
Increase in net tangible book offering per share attributable to this offering
Net tangible book value per share, after this offering
Dilution in net tangible book value per share to new investors in this offering		$

A $            increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our net tangible book value by $            , the net tangible book value per share after this offering by $             per share and the dilution to new investors in this offering by $             per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of              the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares of Common Stock Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share of Common Stock
Existing stockholders			%	$		%	$
Investors in this offering
Total		100.0%			100.0%

If the underwriters’ option to purchase additional shares of common stock is fully exercised, the net tangible book value per share after this offering as of                   would be approximately $             per share and the dilution to new investors per share after this offering would be $             per share.

SELECTED HISTORICAL FINANCIAL DATA

The Predecessor to Clipper Realty Inc. is a combination of four limited liability companies, including one formed in 2014 in connection with the acquisition of a property on December 15, 2014. The Predecessor does not represent a legal entity. The limited liability companies that comprise the Predecessor are under common control. In connection with the formation transactions on August 3, 2015, we contributed the net proceeds of the private offering to Clipper Realty, L.P., our operating partnership subsidiary, in exchange for units in the operating partnership, and the operating partnership in turn contributed such net proceeds to the limited liability companies that comprise the Predecessor in exchange for class A LLC units in such limited liability companies.

As more fully described elsewhere, on December 15, 2014, the Predecessor acquired the properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan, New York (the “Tribeca properties”). See “Our Business and Properties—Description of Our Properties.” As of June 30, 2015, the properties owned by the Predecessor consist of four properties (collectively, the “Properties”):

•	Tribeca properties in Manhattan, comprising two buildings, one with 21 stories and one with 12 stories containing residential and retail space with an aggregate of approximately 481,271 square feet of residential rental GLA and 77,236 of rental retail and parking GLA.

•	Flatbush Gardens in Brooklyn, comprised of a 59 building multi-family housing complex with approximately 2,496 rentable units;

•	141 Livingston Street in Brooklyn, a 15-story office building with approximately 216,073 square feet of GLA; and

•	250 Livingston Street in Brooklyn, a 12-story office and residential building with approximately 294,378 square feet of GLA.

Following completion of its formation, the operations of the Company have been carried on primarily through the operating partnership. The Company intends to elect to be taxed as and qualify as a REIT under Sections 856 through 860 of the Code. The Company will be the sole general partner of the operating partnership and the operating partnership is the sole managing member of the limited liability companies that comprise the Predecessor.

The following table shows selected consolidated financial data for the Predecessor for the periods indicated. You should read the selected historical financial data in conjunction with the more detailed information contained in the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Significant Accounting Policies,” real estate assets held for investment are carried at historical cost.

The Predecessor’s historical combined balance sheet data as of December 31, 2014 and 2013 and the combined statement of operations data for the years ended December 31, 2014 and 2013 have been derived from historical financial statements audited by our independent auditors, whose report with respect thereto is included elsewhere in this prospectus. The Company’s selected historical unaudited combined interim financial data as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 have been derived from, and should be read together with, the unaudited combined financial statements and the accompanying notes contained elsewhere in this prospectus. The unaudited combined financial statements have been prepared on a basis consistent with the annual audited combined financial statements. In the opinion of management, the unaudited financial data reflect all adjustments, consisting of only normal and recurring adjustments considered necessary for a fair presentation of the operating results for those interim periods.

The unaudited summary selected pro forma combined results of operations data for the six months ended June 30, 2015 and for the year ended December 31, 2014 and unaudited summary selected balance sheet data as of June 30, 2015 give effect to the formation transactions and the private offering, the acquisition of the Tribeca properties, debt assumed in the Tribeca properties acquisition, borrowings that occurred during 2014, the completion of the private offering and the use of proceeds therefrom as of the beginning of the period for the operating data and as of the stated date for the balance sheet data. The pro forma data is not necessarily indicative of what our actual financial position and results of operations would have been as of June 30, 2015, for the six months ended June 30, 2015 and for the year ended December 31, 2014, nor does it purport to represent our future financial position or results of operations.

	Six Months Ended June 30,		Year Ended December 31,
	Historical		Historical
	2015	2014	2014	2013
	(Unaudited)		(Audited)
Consolidated Statement of Operations (in thousands):
Residential rental income	$30,620	$15,108	$32,096	$28,760
Commercial rental income	8,553	5,268	12,382	9,836
Tenant recoveries	1,788	1,162	2,415	2,231
Garage and other income	1,208	328	1,037	630
Total Revenues	42,169	21,866	47,930	41,457
Operating Expenses
Property operating expenses	11,679	10,069	19,831	18,732
Real estate taxes and insurance	6,800	2,849	6,560	5,340
General and administrative	1,995	1,000	2,358	1,775
Acquisition costs	–	–	326	–
Depreciation and amortization	6,163	2,081	4,472	4,271
Total operating expenses	26,637	15,999	33,547	30,118
Income from operations	15,532	5,867	14,383	11,339
Interest expense, net	(18,481)	(3,875)	(9,145)	(7,928)
Net (loss) income before allocation to non-controlling interests	(2,949)	1,992	5,238	3,411
Net income attributable to non-controlling interests	–	–	–	–
Net (loss) income available to common stockholders	$(2,949)	$1,992	$5,238	$3,411
Cash flow data (in thousands):
Operating activities	10,060	3,896	7,472	5,173
Investing activities	(4,885)	(1,503)	(226,822)	(2,655)
Financing activities	1,296	(1,112)	224,707	(2,677)

Non GAAP measures (in thousands):
FFO(1)	3,214	4,073	9,710	7,682
AFFO(1)	4,870	2,722	7,891	5,245
Adjusted EBITDA(2)	21,514	7,466	18,482	14,565
Balance sheet data (in thousands):
Investment in real estate, net	727,895		728,744	173,996
Cash and cash equivalents	15,628		9,157	3,800
Restricted cash	9,885		5,876	18,248
Total assets	780,960		780,108	210,327
Notes payable	721,082		721,480	187,135
Total liabilities	745,019		742,911	214,991
Stockholders’ equity	–		–
Members’ capital/non-controlling interests	35,942		37,197	(4,664)
Property related data (unaudited) (rentable square feet in thousands):
Residential property rentable square feet
Flatbush Gardens	1,734	1,734	1,734	1,734
% occupied	97.0%	93.4%	96.5%	94.4%
Tribeca properties	481		481
% occupied	90.9%
250 Livingston Street	32	20	27	20
% occupied	94.4%	90.0%	83.0%	90.0%

	Six Months Ended June 30,		Year Ended December 31,
	Historical		Historical
	2015	2014	2014	2013
Commercial and retail property
141 Livingston Street	208	151	208	151
250 Livingston Street (remeasured)	353	268	353	268
Tribeca properties	77		77

(1)	FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO and AFFO do not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO and AFFO as disclosed by other REITs might not be comparable to our calculation of FFO. For a further discussion about our use of FFO as a non-GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Funds from Operations and Adjusted Funds from Operations.”

The following table sets forth a reconciliation of FFO for the periods presented to net loss before allocation to non-controlling interests, as computed in accordance with GAAP (amounts in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	Historical		Historical
	2015	2014	2014	2013
FFO
Net (loss) income before allocation to non-controlling interests	$(2,949)	$1,992	$5,238	$3,411
Real estate depreciation and amortization	6,163	2,081	4,472	4,271
FFO	$3,214	$4,073	$9,710	$7,682

AFFO
FFO	$3,214	$4,073	$9,710	$7,682
Real estate tax intangible amortization	664	92	238	185
Amortization of below-market leases	(857)	(913)	(1,450)	(1,949)
Straight-line rent adjustment	12	339	513	719
Amortization of debt origination costs	2,997	228	704	486
Interest rate cap mark-to-market	446	-	-	-
Recurring capital spending	(1,606)	(1,097)	(1,824)	(1,878)
AFFO	$4,870	$2,722	$7,891	$5,245

(2)	We believe that Adjusted EBITDA is a useful measure of our operating performance. We define Adjusted EBITDA as net (loss) income before allocation to non-controlling interests plus real estate depreciation and amortization, real estate tax intangible amortization, interest expense, net, and acquisition costs. Other REITs may use different methodologies for calculating Adjusted EBITDA, and accordingly, our Adjusted EBITDA may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use Adjusted EBITDA to evaluate our performance because Adjusted EBITDA allows us to evaluate the operating performance of our company because it measures the core operations of property performance and administrative expenses available for debt service and captures trends in rental housing and property operating expenses. However, Adjusted EBITDA should only be used as an alternative measure of our financial performance. For a further discussion about our use of Adjusted EBITDA as a non-GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted earnings before interest, income taxes, depreciation, amortization and stock based compensation.”

The following table reconciles Adjusted EBITDA to net (loss) income before allocation to non-controlling interests (amounts in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	Historical		Historical
	2015	2014	2014	2013
Net (loss) income before allocation to non-controlling interests	$(2,949)	$1,992	$5,238	$3,411
Real estate depreciation and amortization	6,163	2,081	4,472	4,271
Real estate tax intangible amortization	664	92	238	185
Amortization of below-market leases	(857)	(913)	(1,450)	(1,949)
Straight-line rent adjustment	12	339	513	719
Interest expense, net	18,481	3,875	9,145	7,928
Acquisition costs	-	-	326	-
Adjusted EBITDA	$21,514	$7,466	$18,482	$14,565

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information of Clipper Realty Inc. as of and for the six months ended June 30, 2015 and the year ended December 31, 2014 has been derived from the historical financial statements of our Predecessor included in this prospectus.

Our pro forma condensed combined balance sheet reflect adjustments to our Predecessor’s historical financial data to give effect to the formation transactions and the private offering, as well as this initial public offering, as if each had occurred on June 30, 2015.

Our pro forma condensed combined statements of operations reflect adjustments to our historical financial data to give effect to the formation transactions, the private offering (including distributions and contributions and the resulting use of proceeds of the private offering), the Predecessor’s acquisition of the Tribeca properties, additional borrowings and this initial public offering as if each had occurred on January 1, 2015 and January 1, 2014, respectively.

We have based our unaudited pro forma adjustments upon available information and assumptions that we consider reasonable. Our unaudited pro forma condensed combined financial information is not necessarily indicative of what our actual financial position or results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

You should read our unaudited pro forma condensed combined financial information, together with the notes thereto, in conjunction with the more detailed information contained in our Predecessor’s audited historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. As disclosed herein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Significant Accounting Policies,” real estate assets held for investment are carried at historical cost.

Clipper Realty Inc.
Unaudited Pro Forma Condensed Balance Sheet
as of June 30, 2015
(in thousands)

Assets	Historical	Private Offering Adjustments		Pro Forma Reflecting Private Offering	Initial Public Offering Adjustments	Pro Forma Reflecting Initial Public Offering
	(Unaudited)
Investment in real estate
Land and improvements	$384,437			$384,437
Building and improvements	372,988			372,988
Tenant improvements	2,502			2,502
Furniture, fixtures and equipment	6,712			6,712
Total Investment in real estate	766,639	–		766,639
Accumulated depreciation	(38,744)			(38,744)
Investment in real estate, net	727,895	–		727,895

Cash and cash equivalents	15,628	(15,628	)(1)	30,595
		130,595	(2)
		(100,000	)(3)
Restricted cash	9,885			9,885
Accounts receivable	1,862			1,862
Deferred rent receivable	3,977			3,977
Deferred costs and intangible assets, net	17,893			17,893
Prepaid expense and other assets	3,820			3,820
Total Assets	$780,960	$14,967		$795,927

Liabilities and stockholders’ equity
Mortgage notes payable	$721,082	$(100,000	)(3)	$621,082
Accounts payable and accrued liabilities	8,127			8,127
Security deposits	5,555			5,555
Below-market leases, net	8,705			8,705
Other liabilities	1,549			1,549
Total liabilities	745,018	(100,000)		645,018

Stockholders’ equity Common stock and additional paid in capital		130,595	(2)	45,675
		(84,920	)(4)

Owner’s equity/non-controlling interest	35,942	(15,628	)(1)	105,234
		84,920	(4)

Total liabilities and stockholders’ equity	$780,960	$14,967		$795,927

Represents the effects of our distribution of cash immediately before the private offering and the private offering of common stock and issuance of Class B LLC units as follows:

(1)	Distribution of available cash to continuing investors immediately prior to the offering and issuance.
(2)	Issuance of 10,667 shares of our common stock at $13.50 per share for $144,000 of gross proceeds, net of initial purchaser’s discount and placement fee and offering-related costs of $13,405.
(3)	Repayment of $100,000 of indebtedness from the net proceeds of the offering in July 2016 at the time that a yield maintenance payment is no longer required on the $100,000 note due November 9, 2016 with a note of one-month LIBOR plus 7.375% (7.575% at September 1, 2015).
(4)	Issuance of 26,317 Class B LLC and 756 shares of our common stock to members of the Predecessor for their contribution of properties.

Clipper Realty Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the year ended December 31, 2014
(in thousands)

	Historical	Additional Borrowings		Tribeca Properties Full Year Adjustment (2)	Private Offering Adjustments		Pro Forma Reflecting Private Offering	Initial Public Offering Adjustments	Pro Forma Reflecting Initial Public Offering
Revenues
Residential rental income	$32,096			$25,857			$57,953
Commercial rental income	12,382			3,079			15,461
Tenant recoveries	2,415			616			3,031
Garage and other income	1,037			997			2,034
				-			-
Total revenues	47,930	-		30,549	-		78,479

Operating Expenses
Property operating expenses	19,831			5,972			25,803
Real estate taxes and insurance	6,560			5,805			12,365
General and administrative	2,358			(66)	1,852	(3)	5,434
					1,290	(4)
Acquisition costs	326			(326)			-
Depreciation and amortization	4,472			7,532			12,004
				-
Total operating expenses	33,547	-		18,917	3,142		55,606

Income from Operations	14,383	-		11,632	(3,142)		22,873

Interest expense	(9,145)	(5,221	)(1)	(23,200)	8,480	(5)	(29,086)

Net income (loss) before allocation to non-controlling interests	5,238	(5,221)		(11,568)	5,338		(6,213)
Net loss attributable to non-controlling interests					4,332	(6)	4,332
Net income (loss) available to common stockholders	$5,238	$(5,221)		$(11,568)	$9,670		$(1,881)

Basic and diluted (loss) per share							$(0.16)
Weighted average per share/Class B LLC units information:
Common shares outstanding					11,423	(6)	11,423
Class B LLC units outstanding					26,317	(6)	26,317
Diluted shares outstanding					37,740		37,740

(1)	To reflect a full year of interest from additional borrowings during 2014 other than borrowings secured by the Tribeca properties as follows:

Interest expense on mortgage note of $20,000 entered into on September 30, 2014 bearing interest 3.88% from the beginning of the year through September 29, 2014	$581
Interest expense on new mortgage note of $55,000 entered into on December 12, 2014 based on a spread of 3.25% over one-month LIBOR (0.20% on September 1, 2015)	2,768
Amortization of debt issuance costs from the beginning of the year	1,872
Total	$5,221

(2)	Represents the pro forma results of the Tribeca properties prior to purchase on December 15, 2014 to reflect a full year of operations.

(3)	Represents compensation expense from the issuance of $5,557 of LTIP units and restricted stock units to management, certain other employees and Sam Levinson, a non-employee director, that vest over three years, and the issuance of LTIP units to the other non-employee directors that vest over one year.

(4)	Net increases in expenses after giving effect to the formation transaction. We expect to incur incremental general and administrative expenses following the private offering and us becoming a public company with shares listed on a U.S. exchange, including expenses associated with annual and quarterly reporting, tax return preparation and distribution expenses, compliance expenses, director and officer compensation expenses, independent auditor fees, legal fees, registrar and transfer agent fees, director and officer liability insurance expenses, annual and quarterly SEC reporting, Sarbanes-Oxley Act compliance expenses, expenses associated with listing on the NYSE and investor relation expenses.

(5)	Represents reduced interest expense from pro forma repayment of $100,000 of indebtedness maturing in 2016 using proceeds from the offering as follows:

Interest expense on repayment of mortgage note bearing interest of 7.375% above one-month LIBOR (0.20% at September 1, 2015)	$100,000	7.58%	7,575
Amortization of debt issuance costs			905
	$100,000		$8,480

(6)	Represents the effects of our common stock and issuance of Class B LLC units.

Clipper Realty Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the six months ended June 30, 2015
(in thousands)

	Historical	Private Offering Adjustments		Pro Forma Reflecting Private Offering	Initial Public Offering Adjustments	Pro Forma Reflecting Initial Public Offering
	(Unaudited)
Revenues
Residential rental income	$30,620			$30,620
Commercial rental income	8,553			8,553
Tenant recoveries	1,788			1,788
Garage and other income	1,208			1,208

Total revenues	42,169	-		42,169

Operating Expenses
Property operating expenses	11,679			11,679
Real estate taxes and insurance	6,800			6,800
General and administrative	1,995	926	(1)	3,566
		645	(2)
Acquisition costs	-			-
Depreciation and amortization	6,163			6,163

Total operating expenses	26,637	1,571		28,208

Income from operations	15,532	(1,571)		13,961

Interest expense	(18,481)	4,332	(3)	(14,149)

Net income (loss) before allocation to non-controlling interests	(2,949)	2,761		(188)

Net income attributable to non-controlling interests	-	131	(4)	131

Net income (loss) available to common stockholders	$(2,949)	$2,892		$(57)

Basic and fully diluted (loss) per				$0.00

Weighted average per share/OP unit information:
Common shares outstanding		11,423	(4)	11,423
OP units outstanding		26,317	(4)	26,317
Diluted shares outstanding		37,740		37,740

(1)	Represents compensation expense from the issuance of $5,557 of LTIP units and restricted stock units to management, certain other employees and Sam Levinson, a non-employee director, that vest over three years, and the issuance of LTIP units to the other non-employee directors that vest over one year.
(2)	Net increases in expenses after giving effect to the formation transaction. We expect to incur incremental general and administrative expenses following the private offering and us becoming a public company with shares listed on a U.S. exchange, including expenses associated with annual and quarterly reporting, tax return preparation and distribution expenses, compliance expenses, director and officer compensation expenses, independent auditor fees, legal fees, registrar and transfer agent fees, director and officer liability insurance expenses, annual and quarterly SEC reporting, Sarbanes-Oxley Act compliance expenses, expenses associated with listing on the NYSE and investor relation expenses.

(3)	Represents reduced interest expense from pro forma repayment of $100,000 of indebtedness maturing in 2016 using proceeds from the offerings as follows:

Interest expense on repayment of mortgage note bearing interest of 7.375% above one-month LIBOR (0.20% at September 1, 2015)	$100,000	7.58%	3,787

Amortization of debt issuance costs			453
Interest rate cap mark to market			92
	$100,000		$4,332

(4)	Represents the effects of our common stock and issuance of Class B LLC units.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the more detailed information set forth under the caption “Selected Historical and Pro Forma Financial Data,” and in our audited financial statements and the related notes thereto appearing elsewhere in this prospectus. The financial statements for periods and as of dates prior to the formation transactions represent consolidated historical financials of the Predecessor. All share and per share data set forth below reflect shares issued in connection with this offering on a pro forma basis.

Overview of Our Company

We are a self-administered and self-managed real estate company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, with an initial portfolio in Manhattan and Brooklyn. The Company was formed to continue and expand the commercial real estate business of the Predecessor. Our primary focus is to continue to own, manage and operate our initial portfolio and to acquire and reposition additional multi-family residential and commercial properties in the New York metropolitan area. The Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax law and expects to elect to be treated as a REIT commencing with the taxable year ending December 31, 2015. Clipper Realty was formed on July 7, 2015.  On August 3, 2015, we closed a private offering of shares of our common stock, in which we raised net proceeds of approximately $130.6 million. In connection with the private offering, we consummated a series of investment and other formation transactions that were designed, among other things, to enable us to qualify as a REIT for U.S. federal income tax purposes and we expect to elect to be treated as a REIT commencing with the taxable year ending December 31, 2015.

The Company owns:

•	two residential/retail rental properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan;

•	one residential property complex in the East Flatbush neighborhood of Brooklyn consisting of 59 buildings; and

•	two primarily commercial properties in Downtown Brooklyn (one of which includes 36 residential apartment units).

These properties are located in the most densely populated major city in the United States, each with immediate access to mass transportation.

The Tribeca properties, purchased by our Predecessor in December 2014, consist of two nearly adjacent properties in the Tribeca neighborhood of Manhattan. The Company manages the two related properties as a single unit and the residents of both properties share all services and amenities. They comprise approximately 481,000 square feet of leasable area with 505 residential apartment units and approximately 77,200 square feet of retail space (comprising approximately 53,000 square feet of street-level and mezzanine-level retail space and an externally managed garage).

•	As of September 1, 2015, the residential apartment units, featuring ceilings as high as 11 feet and extensive amenities, are approximately 89% occupied at an average rental rate of approximately $65 per square foot. The retail space, which includes a premium fitness club, is fully occupied at an average rental rate of approximately $47.50 per square foot.

•	The Company’s primary goals for the residential portion of the Tribeca properties are to improve service levels and quality of finishes in the buildings commensurate with those expected by residents in the Tribeca neighborhood. We believe that accomplishing this, as well as managing the re-leasing process more efficiently than the prior owner, will position us to achieve the average rental rate of approximately $81 per square foot for comparable buildings in the Tribeca neighborhood as of September 18, 2015, according to Streeteasy listings.

•	We believe that our average rental rate of approximately $47.50 per square foot under in-place leases for the retail portion of the Tribeca properties is significantly below market for comparable retail properties, based on current leasing activity in the surrounding Tribeca submarket. For example, on July 1, 2015, we signed a lease for a 3,186 square foot street-level retail unit at our Tribeca properties providing for a rental rate of $140 per square foot, which is a 237% increase over the average rental rate under our existing retail leases. Similarly, according to a report by REBNY, the average asking retail rental rate in downtown Manhattan, which includes the Tribeca neighborhood, was $143 per square foot as of April 2015. Accordingly, we believe we will be able to significantly increase retail rental revenue from our Tribeca properties as in-place leases (which have a current average lease term of 8.9 years) expire over time and are re-leased at higher market rates.

•	In addition, we have the opportunity to monetize apartment units through conversion to for-sale condominium or cooperative units, which we believe would have a potential market value in excess of $2,000 per square foot based on Streeteasy listings for comparable buildings in the Tribeca neighborhood as of September 18, 2015. This value compares favorably to the December 2014 purchase price of approximately $998 per rentable square foot. Any sales of condominium or cooperative units would be conducted by a TRS, which would be subject to U.S. federal, state and local income tax on any gain from, and transfer tax from, the sale of the units.

The Flatbush Gardens property complex, purchased by our Predecessor in September 2005, extends over 21.4 acres and consists of 59 primarily six-story buildings containing a total of approximately 1.7 million rentable square feet and 2,496 residential apartment units, and space for 187 vehicles in parking structures.

•	As of September 1, 2015, the property is approximately 97.2% occupied at an average rental rate of approximately $20 per square foot. The property is subject to rent stabilization, a form of New York City rent regulation that limits the amount of legally allowable rent increases. Current in-place rents are, on average, 18% lower than the legal maximum rent that may be charged pursuant to rent regulation. We believe this provides an opportunity to increase rents with increasing market rates before being limited by rent regulation.

•	Since acquisition in 2005, our management team has undertaken a renovation and repositioning strategy that has included upgrades to both the exterior and interior of the buildings. These have included replacements or upgrades to building systems and components, including elevators, boilers, roofs, parapets, facades, sidewalks and landscaping, as well as a refurbishing of apartment interiors on turnover of residents. As a result of our effort in managing the complex, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. In addition, our management team proactively attempts to remedy potential violations that are reported by residents. We have been able to consistently increase rents as a result of these efforts, as well as external market factors, and experienced a 14.5% increase in rent per square foot on new leases in 2015 through September and an 11.5% increase in rent per square foot on new leases in 2014, in each case compared to the previous expired leases. Since acquisition in 2005, the average rent per square foot has risen from approximately $13.25 to approximately $20.41, a 54% increase. At the same time, we have been able to increase our net operating income from approximately $3.2 million in 2006 to approximately $10.9 million in 2014.

•	We estimate that approximately $18 million will be required to fund a comprehensive renovation and modernization program through the end of 2016, which may include restored, renovated, upgraded or new lobbies; elevator modernization; renovated public areas and bathrooms; refurbished or new windows; façade restorations; modernization of building-wide systems and enhanced landscaping. These improvements are designed to increase the overall value and attractiveness of the Flatbush Gardens complex and contribute to tenant repositioning efforts, which seek to increase occupancy, raise rental rates, increase aggregate rental revenue and improve tenant credit quality. We believe we will be able to continue to increase rents as leases expire and units are re-leased.

•	Flatbush Gardens is currently not built to its maximum floor-area ratio and thus, subject to various regulations and approvals, may have expansion potential.

The 141 Livingston Street property in the Downtown Brooklyn neighborhood, purchased by our Predecessor in 2002 along with the below-mentioned 250 Livingston Street property, is a 15-story, 207,624 square foot GLA office building.

•	The property’s main commercial tenant, the City of New York, entered into a license in November 2014, with effect as of June 2014, which contemplates entering into a new 10-year lease upon completion of a Uniform Land Use Review Procedure (ULURP). Under the proposed agreement, the tenant has an option to terminate the lease after five years; however, if it decides to continue to occupy the building at that time, the rent will increase 25% beginning the sixth year of the lease.

•	The proposed agreement, as compared to the prior lease, increases rent by 82% per square foot and increases the rentable square feet by 37% (as a result of a building remeasurement), resulting in an overall annual increase in rental revenue of approximately 149%.

•	The license imposes a requirement on us to refurbish the building’s air-conditioning system and other upgrades, which we estimate will cost a total of approximately $4.2 million.

The 250 Livingston Street property, purchased in 2002 by our Predecessor along with the 141 Livingston Street property, is a 12-story commercial and residential building. It has 266,569 square feet GLA of office space and 36 residential apartment units totaling 26,815 square feet.

•	The property’s sole commercial tenant, the City of New York, has leases expiring at the end of 2016 (with respect to approximately 30% of total office space) and 2020 (with respect to the remaining approximately 70% of office space), with current lease rates that are approximately 50% of the rate recently negotiated at the 141 Livingston Street property with the same tenant. We have commenced a discussion with the City of New York regarding potential extensions or renewals, but there is no assurance that we will reach agreement with the City of New York on the extension or renewal of the leases for all or a portion of their office space. The leasable office space recently has been remeasured according to REBNY standards to approximately 354,000 square feet, an increase of approximately 33%, consistent with the remeasurement described above of the nearby 141 Livingston Street property, which features a similar class of office space. The Company believes that it could achieve an increase in revenue of up to approximately $2.6 million beginning 2017, representing up to a 70% increase over the income from operations from 250 Livingston Street in 2014, if it were to re-lease the approximately 30% of space to the City of New York at the lease rate achieved with the City of New York at 141 Livingston for the remeasured space.

•	To more fully optimize available space, from 2003 through 2013, we converted the top four floors of the building into 36 apartment units, which are 86% occupied at an average rental rate of approximately $48 per square foot, as of September 1, 2015.

As of September 1, 2015, we had approximately 177 employees who provide property management, maintenance, landscaping, construction management and accounting services.

How We Derive Our Revenue

Our revenue consists primarily of rents received from our residential, commercial and, to a lesser extent, retail properties.

Trends

During 2014, the Company’s properties generally experienced increasing demand. At the Company’s commercial property at 141 Livingston Street, in the Downtown Brooklyn neighborhood, the Company entered into a new license in November 2014, effective as of June 2014, that contemplates entering into a new lease upon receipt of approval of the City of New York that provides for a 94% increase in rent per square foot and a 29% increase in rentable square feet through a remeasurement. At the Company’s nearby commercial property, also rented to the City of New York, leases expire in December 2016 and August 2020. At the Company’s Flatbush Gardens residential apartment complex, the Company achieved an 11.5% and 9.2% increase in average rent per square foot on approximately 280 and 118 new leases in 2014 and the six months ended June 30, 2015, respectively. The Company purchased the Tribeca properties in December 2014, and although operating the property for a short period of time, has achieved a 12% increase in average rent per unit on the 113 new leases entered into since the acquisition through September. No retail properties in these buildings have been subject to renewal.

Throughout 2014 and 2015, we have continued to benefit from lower interest rates. Our average interest rate as of June 30, 2015 is approximately 4.2% per annum. Short term interest rates continue to be at historically low levels and, as a result, we expect a continuation of favorable interest rates in the near term with rates rising as the economy improves.

Factors that May Influence Future Results of Operations

We derive approximately two-thirds our revenues from rents received from residents in our apartment rental properties and the remainder from commercial and retail rental customers. We believe we have expertise in operating, renovating and repositioning our properties. As we grow we will likely add personnel as necessary to provide outstanding customer service to our residents in order to maintain or increase occupancy levels at our apartment communities and to preserve the ability to increase rents. This is likely to result in an increase in our operating and general and administrative expenses.

A majority of the leases at our apartment communities are for approximately one-year terms, which generally enables us to seek increased rents upon renewal of existing leases or commencement of new leases. This may offset the potential adverse effect of inflation or deflation on rental income, although residents may leave without penalty at the end of their lease terms for any reason. Our ability to seek increased rents at our Flatbush Gardens property is limited, however, as a result of the rent stabilization laws and regulation of New York City. These generally limit the increase in rents we can charge at our Flatbush Gardens property upon lease renewal for approximately 47% of our tenants, effective September 2015, to 0% for a one year lease and 2% for a two year lease. They also limit the maximum rent we can charge at our Flatbush Gardens property on new leases although, on average, the maximum rent is approximately 36% above our actual average rental rates for such leases. There are no such rent stabilization restrictions at the Tribeca properties and the 250 Livingston Street property.

We also incur costs on turnover of residents when one resident moves out and we prepare the apartment for a new resident. We experienced turnover of approximately 11% and 9% of our units at Flatbush Gardens in 2014 and 2013, respectively. The costs include the costs of repainting and repairing apartment units, replacing obsolete or damaged appliances and re-leasing the units. While we budget for turnover and the costs associated therewith, our turnover cost may be affected by certain factors we cannot control. Excessive turnover and failure to properly manage turnover cost may adversely affect our operations and could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

We seek earnings growth primarily through increasing rents and occupancy at existing properties, and acquiring additional apartment communities in markets complementing our existing portfolio locations. Our apartment and commercial properties are concentrated in the Tribeca, Downtown Brooklyn and East Flatbush neighborhoods of New York City which makes us susceptible to adverse developments in these markets. As a result, we are particularly affected by the local economic conditions in these markets, including, but not limited to, changes in supply of or demand for apartment units in our markets, competition for real property investments in our markets, changes in government rules, regulations and fiscal policies, including those governing real estate usage and tax, and any environmental risks related to the presence of hazardous or toxic substances or materials at or in the vicinity of our properties, which will negatively impact our overall performance.

We may be unable to accurately predict future changes in national, regional or local economic, demographic or real estate market conditions. For example, continued volatility and uncertainty in the global, national, regional and local economies could make it more difficult for us to lease apartment, commercial and retail space and may require us to lease our apartment, commercial and retail space at lower rental rates than projected and may lead to an increase in resident defaults. In addition, these conditions may also lead to a decline in the value of our properties and make it more difficult for us to dispose of these properties at competitive prices. These conditions, or others we cannot predict, could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the market price of, our common stock.

In connection with the purchase of the Tribeca properties and the private offering, we have incurred substantial, one-time general and administrative expenses. Upon us becoming a public company with shares listed on a U.S. exchange, we will incur increased general and administrative expenses, including legal, accounting and other expenses related to corporate governance, public reporting and compliance with various provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including compliance with the reporting requirements of the Exchange Act, and the requirements of the national securities exchange on which our stock is listed.

Significant Accounting Policies

The accompanying combined financial statements include the accounts and operations of the Predecessor. The entities have been combined on the basis that, for the periods presented, such entities were under common control.

Basis of Combination

The combined financial statements of the Predecessor included elsewhere herein are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The effect of all significant intercompany balances and transactions has been eliminated. The combined financial statements include the accounts of all entities in which the Predecessor has a controlling interest. All significant intercompany transactions and balances are eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management adjusts such estimates when facts and circumstances dictate. The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed and the useful lives of long-lived assets. Actual results could materially differ from these estimates.

Investment in Real Estate

Real estate assets held for investment are carried at historical cost and consist of land, buildings and improvements, furniture, fixtures and equipment. Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements of real estate assets are capitalized and depreciated over their estimated useful lives if the expenditures qualify as betterment or the life of the related asset will be substantially extended beyond the original life expectancy.

Upon acquisition of real estate, the Predecessor assesses the fair values of acquired tangible and intangible assets including land, buildings, tenant improvements, above and below-market leases, in-place leases and any other identified intangible assets and assumed liabilities. The Predecessor allocates the purchase price to the assets acquired and liabilities assumed based on their fair values. In estimating fair value of tangible and intangible assets acquired, the Predecessor assesses and considers fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates, estimates of replacement costs, net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The Predecessor records acquired above-market and below-market lease values initially based on the present value, using a discount rate which reflects the risks associated with the leases acquired based on the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed renewal options for the below-market leases. Other intangible assets acquired include amounts for in-place lease values and tenant relationship values (if any) that are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Predecessor’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commission, legal and other related expenses.

The Predecessor reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A property’s value is impaired if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, a write-down is recorded and measured by the amount of the difference between the carrying value of the asset and the fair value of the asset.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the assets less estimated cost to sell is less than the carrying value of the assets. Properties classified as real estate held for sale generally represent properties that are actively marketed or contracted for sale with closing expected to occur within the next twelve months. Real estate held for sale is carried at the lower of cost, net of accumulated depreciation, or fair value less cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for sale properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for sale properties are capitalized at cost. Depreciation is not recorded on real estate held for sale.

If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balances of the related intangibles are written off. The tenant improvements and origination costs are amortized to expense over the over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date).

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	30 – 40 years
Tenant improvements	Shorter of useful life or lease term
Furniture, fixtures and equipment	3 – 15 years

Capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases.

Tenant and Other Receivables and Allowance for Doubtful Accounts

Tenant and other receivables are comprised of amounts due for monthly rents and other charges. The Predecessor periodically performs a detailed review of amounts due from tenants to determine if accounts receivable balances are impaired based on factors affecting the collectability of those balances. If a tenant fails to make contractual payments beyond any allowance, the Predecessor may recognize additional bad debt expense in future periods.

Deferred Costs

Deferred lease costs consist of fees incurred to initiate and renew operating leases. Lease costs are being amortized using the straight-line method over the terms of the respective leases. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are amortized over the term of the financing and are recorded in interest expense in the combined financial statements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Cost incurred in seeking financing transactions which do not close are expensed in the period the financing transaction is terminated.

Revenue Recognition

Rental revenue for commercial leases is recognized on a straight-line basis over the terms of the respective leases. Rental income attributable to residential leases and parking is recognized as earned, which is not materially different from the straight-line basis. Leases entered into by residents for an apartment unit are generally for a one year term, renewable upon consent of both parties on an annual or monthly basis. Deferred rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements.

Reimbursements for operating expenses due from tenants pursuant to their lease agreements are recognized as revenue in the period the applicable expenses are incurred. These costs generally include real estate taxes, utilities, insurance, common area maintenance costs and other recoverable costs.

Internal Controls and Procedures

We have had limited accounting personnel and systems to adequately execute accounting processes and limited other supervisory resources with which to address internal controls over financial reporting. As such, our internal controls may not be sufficient to ensure that (1) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and (2) the design and execution of our controls has consistently resulted in effective review of our financial statements and supervision by individuals with financial reporting oversight roles.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following the first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Further, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting for as long as we are an emerging growth company under the JOBS Act. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

Historical Results of Operations

Our focus throughout the first six months of 2015 and the years ended December 31, 2014 and 2013 was to manage our properties to optimize revenue and control costs at each property while continuing to renovate and reposition certain properties. The discussions below will identify the specific properties contributing to the changes in the results of operations. The discussion will focus on the three property groups the Company held for the full period exclusive of results of the Tribeca properties which the Company acquired on December 15, 2014. Results of the Tribeca properties for the six months ended June 30, 2015 and in 2014, for the 17-day period of ownership, are separately identified in the tables that follow.

Comparison of Six Months Ended June 30, 2015 to Six Months Ended June 30, 2014 (in thousands)

	2015	2014	Change Due to Tribeca Properties Acquisition	Other Changes	%
Revenues
Residential rental income	$30,620	$15,108	$13,993	$1,519	10.1%
Commercial rental income	8,553	5,268	1,612	1,673	31.8%
Tenant recoveries	1,788	1,162	114	512	44.0%
Garage and other income	1,208	328	725	155	47.3%
Total revenues	42,169	21,866	16,444	3,859	17.6%
Operating Expenses
Property operating expenses	11,679	10,069	2,378	(768)	-7.6%
Real estate taxes and insurance	6,800	2,849	3,504	447	15.7%
General and administrative	1,995	1,000	584	411	41.1%
Acquisition costs	–	–	–	–	n/a
Depreciation and amortization	6,163	2,081	4,029	53	2.6%
Total operating expenses	26,637	15,999	10,495	143	0.9%
Income from operations	15,532	5,867	5,949	3,716	63.3%
Interest expense, net	(18,481)	(3,875)	(12,618)	(1,988)	51.3%
Net income	$(2,949)	$1,992	$(6,669)	$1,728	86.7%

Revenue. Residential rental revenue, excluding Tribeca, increased from $15,108 in 2014 to $16,627 in 2015 due to higher revenues on new leases, higher occupancy and routine annual increases on renewed rentals primarily at the Flatbush Gardens property complex. The Flatbush Gardens property achieved an increase of 9.2% in base rent per square foot on the approximately 118 move-ins incurred during the six months and occupancy increased from 95.6% at June 30, 2014 to 97.0% at June 30, 2015. Routine annual rent increases on renewed leases at Flatbush Gardens were approximately 1%.

Commercial rental income, excluding Tribeca, increased from $5,268 in 2014 to $6,941 in 2015 primarily due to the new license with the City of New York at our 141 Livingston Street property. The license, effective June 1, 2014, included an 82% increase in base rent per square foot and a 37% increase in rentable space through a remeasurement over the previous agreement with the City of New York. The license contemplates that execution of a lease, upon completion of a ULURP, which has a 10 year term with a termination option by the City of New York at the end of the fifth year. The license has a requirement that the Company refurbish air-conditioning system and other upgrades which we estimate will cost approximately $4.2 million in total.

Tenant recoveries, excluding Tribeca, increased from $1,162 in 2014 to $1,674 in 2015 primarily due to favorable terms in the above-mentioned new lease related to the 141 Livingston Street property.

Garage and other income, excluding Tribeca, increased from $328 in 2014 to $483 in 2015, primarily at the Flatbush Gardens property.

Property Operations Expense. Property operating expenses, excluding Tribeca, include property-level costs including compensation costs for property-level personnel, repairs and maintenance, supplies, utilities and landscaping. Property operating expenses decreased from $10,069 in 2014 to $9,301 in 2015 primarily due to lower utilities expense at all of the properties.

Real estate taxes and insurance expenses, excluding Tribeca, increased from $2,849 in 2014 to $3,296 in 2015 primarily due to higher real estate assessments experienced by many properties in New York City.

General and Administrative Expense. General and administrative expense, excluding Tribeca, increased from $1,000 in 2014 to $1,411 in 2015 primarily due to incremental legal and accounting costs incurred in 2014 and 2015 for creation of this REIT and preparation for the private offering, including the preparation of audited and reviewed financial statements.

Depreciation and Amortization. Depreciation and amortization expense, excluding Tribeca, increased from $2,081 in 2014 to $2,134 in 2015 due to routine capital spending for apartment renovations and building and equipment base.

Interest Expense (Net). Interest expense (net), excluding Tribeca, increased from $3,875 in 2014 to $5,863 in 2015 due to higher outstanding borrowings on new loans obtained in September and December of 2014 secured by the Flatbush Gardens and 141 Livingston Street properties. Interest expense includes amortization of loan costs and interest rate cap mark-to market charges of $228 and $3,443 in 2014 and 2015, respectively.

Tribeca properties. Tribeca properties net loss of $6,669 in 2015 included $4,029 of depreciation and amortization expense and $12,618 of interest charges of which $2,295 was amortization of debt issuance costs and interest rate cap mark-to-market.

Net Income. As a result of the foregoing, net income increased from $1,992 in 2014 to a net loss of $2,949 in 2015.

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013 (in thousands)

	2014	2013	Change Due to Tribeca Properties Acquisition	Other Changes	% Increase (Decrease) in Other Changes
Revenues
Residential rental income	$32,096	$28,760	$1,381	$1,955	6.8%
Commercial rental income	12,382	9,836	159	2,387	24.3%
Tenant recoveries	2,415	2,231	–	184	8.2%
Garage and other income	1,037	630	59	348	55.2%
Total revenues	47,930	41,457	1,599	4,874	11.8%
Operating Expenses
Property operating expenses	19,831	18,732	406	693	3.7%
Real estate taxes and insurance	6,560	5,340	338	882	16.5%
General and administrative	2,358	1,775	66	517	29.1%
Acquisition costs	326	–	326	–
Depreciation and amortization	4,472	4,271	362	(161)	(3.8)%
Total operating expenses	33,547	30,118	1,498	1,931	6.4%
Income from operations	14,383	11,339	101	2,943	26.0%
Interest expense, net	(9,145)	(7,928)	(1,078)	(139)	1.8%
Net (loss) income	$5,238	$3,411	$(977)	$2,804	82.2%

Revenue. Residential rental revenue increased from $28,760 in 2013 to $30,715 in 2014 due to higher revenues on new leases, higher occupancy and routine annual increases on renewed rentals primarily at the Flatbush Gardens property complex. The Flatbush Gardens property achieved an increase of 11.5% in base rent per square foot on the approximately 280 move-ins incurred during the year and occupancy increased from 94.0% at December 2013 to 96.5% at December 2014. Routine annual rent increases on renewed leases at Flatbush Gardens were approximately 1%. Additionally, and to a lesser extent, residential rent increased by nearly 60%, from $575 to $913, at the 250 Livingston property due primarily to completion and lease-up of an additional floor of apartments following a period of construction.

Commercial rental income increased from $9,836 in 2013 to $12,223 in 2014 primarily due to the new license with the City of New York at our 141 Livingston Street property. The license, effective June 1, 2014, included an 82% increase in base rent per square foot and a 37% increase in rentable space through a remeasurement over the previous agreement with the City of New York. The license contemplates that execution of a lease, following receipt of approval from the City of New York, which has a 10 year term with a termination option by the City of New York at the end of the fifth year. The license has a requirement that the Company refurbish air-conditioning system and other upgrades which we estimate will cost approximately $4.2 million in total.

Tenant recoveries increased from $2,231 in 2013 to $2,415 in 2014 primarily due to favorable terms in the above-mentioned new lease related to the 141 Livingston Street property.

Garage and other income increased from $630 in 2013 to $978 in 2014, primarily at the Flatbush Gardens property as a result of an exclusivity contract entered into with a cable provider.

Property Operations Expense. Property operating expenses include property-level costs including compensation costs for property-level personnel, repairs and maintenance, supplies, utilities and landscaping. Property operating expenses increased from $18,732 in 2013 to $19,425 in 2014 primarily due to higher compensation expense and heating costs at the Flatbush Gardens property. The increase in compensation expense reflects higher wage rates and head count reflecting the property’s continuing focus on repositioning the property to optimize opportunities for rent increase given the generally improved rental market in the East Flatbush and nearby neighborhoods.  The increase in heating costs reflects the colder winter early in 2014.

Real estate taxes and insurance expenses increased 16.5% from $5,340 in 2013 to $6,222 in 2014 primarily due to higher real estate assessments experienced by all properties in New York City and a generally more costly insurance market.

General and Administrative Expense. General and administrative expense increased from $1,775 in 2013 to $2,292 in 2014 primarily due to incremental legal and accounting costs incurred in 2014 for creation of this REIT and preparation for the private offering, including the preparation of audited financial statements.

Acquisition Costs. Acquisition costs were $326 in 2014 and represent costs incurred in the acquisition of the Tribeca properties for real estate commissions, attorney fees, due diligence costs, title searches and title insurance costs. There were no acquisition costs in 2013.

Depreciation and Amortization. Depreciation and amortization expense decreased nominally due to the stable property base.

Interest Expense (Net). Interest expense (net) increased from $7,928 in 2013 to $8,067 in 2014 reflecting lower borrowing costs on the loan secured by the 250 Livingston Street property that was refinanced in 2013 and higher outstanding borrowings on new loans obtained in September and December of 2014 secured by the Flatbush Gardens and 141 Livingston Street properties.

Net Income. As a result of the foregoing, net income increased from $3,411 in 2013 to $5,238 in 2014.

Liquidity and Capital Resources

We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $             million, based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $            million, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds as set forth in “Use of Proceeds.”

As of June 30, 2015, on a pro forma basis for the effects of the formation transactions, the completion of the private offering and the use of proceeds of the private offering we have $621.1 million of mortgage indebtedness secured by our properties and $31.0 million of cash reserved for capital projects. Additionally, apart from regularly scheduled amortization, we also have $55.0 million of debt maturing in July 2016 subject to a two-year or six months extension, $360.0 million of debt maturing in November 2016 subject to three one-year extension options, $36.1 million of debt maturing in May 2023 and $170.0 million of debt maturing in October 2024. No assurance can be given that we will be able to refinance any of these loans on favorable terms or at all.

As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding net capital gains, to stockholders on an annual basis. We expect that these needs will be met from cash generated from operations and other sources, including proceeds from secured mortgages and unsecured indebtedness, proceeds from additional equity issuances and cash generated from the sale of property.

Short-Term and Long-Term Liquidity Needs

Our short-term liquidity needs will primarily be to fund operating expenses, recurring capital expenditures, property taxes and insurance, interest and scheduled debt principal payments, general and administrative expenses and distributions to stockholders and unit holders. We generally expect to meet our short-term liquidity requirements through proceeds of the private offering and net cash provided by operations, and we believe we will have sufficient resources to meet our short-term liquidity requirements. We believe that net cash provided by operations will be adequate to meet the REIT operating requirements in both the short and the long-term.

Our principal long-term liquidity needs will primarily be to fund major renovation and upgrading projects, debt payments and retirements at maturities and additional property acquisitions. We do not expect that net cash provided by operations will be sufficient to meet all of these long-term liquidity needs. We anticipate meeting our long-term liquidity requirements by using cash as an interim measure and funds from public and private equity offerings and long-term secured and unsecured debt offerings.

We believe that as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements. These sources include the incurrence of additional debt and the issuance of additional equity. However, we cannot assure you that this will be the case. Our ability to secure additional debt will be dependent on a number of factors, including our cash flow from operations, our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

We believe that our current cash flows from operations, coupled with additional mortgage debt, will be sufficient to allow us to continue operations, satisfy our contractual obligations and pay dividends to our stockholders and the members of our LLC subsidiaries.

Property-Level Debt

The mortgages and mezzanine notes which are collateralized by their respective properties, member’s interest in the properties and assignment of leases, and the principal amounts outstanding as of June 30, 2015 were as follows:

Property	Maturity	Interest Rate	Principal Amount Outstanding (in thousands)
Flatbush Gardens	10/1/2024	3.88%	$150,000
Flatbush Gardens	10/1/2024	3.88%	20,000
250 Livingston Street	5/6/2023	4.00%	36,082
141 Livingston Street	7/9/2016	Libor + 3.25%	55,000
Tribeca properties	11/9/2016	Libor + 3.40%	360,000
Tribeca properties	11/9/2016	Libor + 7.38%	100,000
			$721,082

Tribeca properties

There is $460 million in mortgage and mezzanine debt related to the Tribeca properties, as of June 30, 2015, in the form a mortgage note of $360 million to Deutsche Bank and a $100 million mezzanine note to SL Green Finance. Both the mortgage note and the mezzanine note mature on November 9, 2016 and give us the option to extend the maturity date up to three one-year terms. Under the mortgage note, we have the option to prepay the balance in whole, but not in part, subject to a prepayment premium if the prepayment occurs before November 6, 2015. Under the mezzanine note, we have the option to prepay the balance in whole, but not in part, subject to a prepayment premium if the payment occurs before July 9, 2016. In connection with both the mortgage and mezzanine debt, David Bistricer and an entity controlled by Sam Levinson entered into guaranties of recourse obligations.

Flatbush Gardens

There is $170 million in mortgage debt secured by Flatbush Gardens, as of June 30, 2015, in the form of two mortgage notes to New York Community Bank. A $150 million mortgage note matures on October 1, 2024 and has a fixed interest rate of 3.88%. A $20 million mortgage note also matures on October 1, 2024 and has an interest rate of 3.88% through September 2019, after which the interest is Prime plus 2.75% subject to an option to fix the rate. Under both notes, we have the option to prepay all (but not less than all) of the unpaid balance of the loan prior to the maturity date, but must pay a prepayment premium of 4% if the prepayment occurs prior to September 30, 2016, 3% if it occurs from October 1, 2016 through September 30, 2017, 2% if it occurs from October 1, 2017 through September 30, 2018, and 1% if it occurs from October 1, 2018 through June 30, 2019. David Bistricer entered into guaranties of recourse obligations in connection with both notes.

141 Livingston Street

There is $55 million in mortgage debt secured by 141 Livingston Street, as of June 30, 2015, in the form of a mortgage note to Citibank, N.A. The note bears interest at one-month LIBOR plus 3.25% and matures on July 9, 2016, with the option to extend for six months or two years. We may prepay the debt in whole or in part, subject to payment of an exit fee in an amount equal to 0.50% of amount prepaid and payment of a prepayment premium if repaid prior to December 9, 2015. The loan agreement grants Citigroup, N.A. the exclusive right of first offer and first refusal to refinance all or any portion of the loan. David Bistricer and Sam Levinson entered into a guaranty of recourse obligations in connection with the loan.

250 Livingston Street

There is approximately $36 million in mortgage debt secured by 250 Livingston Street, as of June 30, 2015, in the form of a mortgage note to Citigroup Global Markets Realty Corp, which has been securitized. The note requires monthly principal and interest payments of $179,000, bears interest of 4.00% and matures on May 6, 2023. We may prepay the debt within two months of May 6, 2023 in whole without having to pay a prepayment premium. David Bistricer entered into a guaranty of recourse obligations in connection with the loan.

Contractual Obligations and Commitments

The following table summarizes principal payment requirements under terms as of June 30, 2015 of the Predecessor’s debt:

(in thousands)
2015	355
2016	515,732
2017	2,788
2018	3,932
2019	3,772
Thereafter	194,503
Total	$721,082

The Predecessor is also obligated to provide parking through 2020 under a lease with a tenant at the property on 250 Livingston Street costing approximately $150,000 per year.

Cash Flows for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014 and for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013 (in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013
Operating activities	$10,060	$3,896	$7,472	$5,173
Investing activities	$(4,885)	$(1,503)	$(226,822)	$(2,655)
Financing activities	$1,296	$(1,112)	$224,707	$(2,677)

Cash flows provided by (used in) operating activities, investing activities and financing activities for the six months ended June 30, 2015 and 2014 were as follows:

Net cash flow provided by operating activities was $10,060 in 2015 as compared to $3,896 in 2014. The increase is mainly due to the collection of a receivable from the City of New York in May 2015 relating to their license at the 141 Livingston Street property that had been unpaid since June 1, 2014, partially offset by interest expense on the $360,000 mortgage payable and the $100,000 mezzanine note payable entered into in connection with the acquisition of the Tribeca properties discussed above.

Net cash used in investing activities was $4,885 in 2015 as compared to $1,503 in 2014 reflecting capital costs of apartment and building renovations in both periods, including $1,594 at the Tribeca property acquired in December 2014.

Net cash provided by (used in) financing activities was $1,296 in 2015 and $(1,112) in 2014 reflecting scheduled principal payments of mortgage debt in both periods and, in the six months ended June 31, 2015, a contribution of $2,357 by members of the Predecessor and a distribution of $662 to a member of the Predecessor.

Cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2014 and 2013 were as follows:

Net cash flow provided by operating activities was $7,472 in 2014 as compared to $5,173 in 2013. The increase is mainly due to the improved operating results discussed above.

Net cash used in investing activities was $(226,822) in 2014 as compared to $(2,655) in 2013. The Company paid $222,280 on December 15, 2014 to fund the acquisition of the Tribeca properties. Apart from this investment, the Company incurred $(2,542) in 2014 and $(2,655) in 2013 for capital projects primarily to renovate apartments and upgrade buildings and equipment and $2,000 in 2014 to fund a capital reserve requirement in connection with the $55,000 mortgage borrowing secured by the 141 Livingston Street property.

Net cash provided by (used in) financing activities was $224,707 in 2014 and $(2,677) in 2013. In 2014, members of the limited partnerships took distributions of $67,450 primarily from limited partnerships controlling the 141 Livingston Street and Flatbush Gardens properties using $75,000 of new mortgage loans. Together with other funds, certain members used the distributions and $125,000 of additional mortgage borrowings secured by the Tribeca properties to acquire the Tribeca properties in December 2014.

Income Taxes

No provision has been made for income taxes since all of the Company’s operations are held in pass-through entities and accordingly the income or loss of the Company is included in the individual income tax returns of the partners or members.

We intend to elect to be taxed as a REIT under the Code concurrent with this offering. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. We believe that we are organized and operate in a manner that will enable us to qualify and be taxed as a REIT and we intend to operate so as to satisfy the requirements for qualification as a REIT for federal income tax purposes.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a significant impact on the results of operations for the Company’s business for the periods shown in the consolidated historical financial statements. We do not believe that inflation poses a material risk to the Company. The leases at our residential rental properties which comprise approximately two-thirds of our revenue are short-term in nature. Our longer-term commercial and retail leases would generally allow us to recover some increased costs in the event of significant inflation.

Although the impact of inflation has been relatively insignificant in recent years, it does remain a factor in the United States economy and could increase the cost of acquiring or replacing properties in the future.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair value relevant to our financial instruments depends upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Based upon the nature of our operations, the principal market risk to which we are exposed is the risk related to interest rate fluctuations. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to interest rate risk. To manage this risk, we purchased interest rate caps on approximately $515 million of the $721.1 million of mortgage debt outstanding as of June 30, 2015 that would provide interest protection if one month LIBOR exceeds 2.0%.

A one percent increase in interest rates on our $515 million of variable rate mortgage debt would decrease annual net income by approximately $5.2 million.

Off-Balance Sheet Arrangements

As of June 30, 2015, we do not have any off-balance sheet arrangements that have had or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures.

Non-GAAP Financial Measures

In this prospectus, we disclose and discuss funds from operations (“FFO”), adjusted funds from operations (“AFFO”), and adjusted earnings before interest, income taxes, depreciation, amortization and stock based compensation (“Adjusted EBITDA”), all of which meet the definition of “non-GAAP financial measure” set forth in Item 10(e) of Regulation S-K promulgated by the SEC.

While management and the investment community in general believes that presentation of these measures provides useful information to investors, neither FFO, AFFO nor Adjusted EBITDA should be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. We believe that to understand our performance further, FFO, AFFO and Adjusted EBITDA should be compared with our reported net income or net loss and considered in addition to cash flows in accordance with GAAP, as presented in our consolidated financial statements.

Funds from Operations and Adjusted Funds from Operations

FFO is defined by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (computed in accordance with GAAP), excluding gains (losses) from sales of property (and impairment adjustments), plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our calculation of FFO is consistent with FFO as defined by NAREIT.

AFFO is defined by us as FFO excluding amortization of identifiable intangibles incurred in property acquisitions, straight line rent adjustments to revenue from long-term leases and amortization costs incurred in originating debt.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. In fact, real estate values have historically risen or fallen with market conditions. FFO is intended to be a standard supplemental measure of operating performance that excludes historical cost depreciation and valuation adjustments from net income. We consider FFO useful in evaluating potential property acquisitions and measuring operating performance. We further consider AFFO useful in determining funds available for payment of distributions.  FFO and AFFO do not represent net income or cash flows from operations as defined by GAAP. You should not consider FFO and AFFO to be alternatives to net income as a reliable measure of our operating performance; nor should you consider FFO and AFFO to be alternatives to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO and AFFO do not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO and AFFO as disclosed by other REITs might not be comparable to our calculations of FFO and AFFO.

The following table sets forth a reconciliation of FFO and AFFO for the periods presented to net loss before allocation to non-controlling interests, as computed in accordance with GAAP (amounts in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	Historical		Historical
	2015	2014	2014	2013
FFO
Net (loss) income before allocation to non-controlling interests	$(2,949)	$1,992	$5,238	$3,411
Real estate depreciation and amortization	6,163	2,081	4,472	4,271
FFO	$3,214	$4,073	$9,710	$7,682

AFFO
FFO	$3,214	$4,073	$9,710	$7,682
Real estate tax intangible amortization	664	92	238	185
Amortization of below-market leases	(857)	(913)	(1,450)	(1,949)
Straight-line rent adjustment	12	339	513	719
Amortization of debt origination costs	2,997	228	704	486
Interest rate cap mark-to-market	446	–	–	–
Recurring capital spending	(1,606)	(1,097)	(1,824)	(1,878)
AFFO	$4,870	$2,722	$7,891	$5,245

Adjusted earnings before interest, income taxes, depreciation, amortization and stock based compensation

We believe that Adjusted EBITDA is a useful measure of our operating performance. We define Adjusted EBITDA as net (loss) income before allocation to non-controlling interests plus real estate depreciation and amortization, amortization of identifiable intangibles, interest expense, net, and acquisition costs and stock based compensation. Other REITs may use different methodologies for calculating Adjusted EBITDA, and accordingly, our Adjusted EBITDA may not be comparable to other REITs.

We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use Adjusted EBITDA to evaluate our performance because Adjusted EBITDA allows us to evaluate the operating performance of our company because it measures the core operations of property performance and administrative expenses available for debt service.

However, Adjusted EBITDA should only be used as an alternative measure of our financial performance. The following table reconciles Adjusted EBITDA to net loss:

	Six Months Ended June 30,		Year Ended December 31,
	Historical		Historical
	2015	2014	2014	2013
Net (loss) income before allocation to non-controlling interests	$(2,949)	$1,992	$5,238	$3,411
Real estate depreciation and amortization	6,163	2,081	4,472	4,271
Real estate tax intangible amortization	664	92	238	185
Amortization of below-market leases	(857)	(913)	(1,450)	(1,949)
Straight-line rent adjustment	12	339	513	719
Interest expense, net	18,481	3,875	9,145	7,928
Acquisition costs	-	-	326	-
Adjusted EBITDA	$21,514	$7,466	$18,482	$14,565

Recent Accounting Pronouncements

In October 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-16, “Business Combination (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments.” The amendments require adjustments to provisional amounts that are identified during the measurement period, including the cumulative effect of changes in depreciation, amortization, or other income effects to be recognized in the current-period financial statements.  Prior periods should no longer be adjusted.  The new standard takes effect in 2016 for public companies and early adoption is permitted.

In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 revises Subtopic 835-30 to require that debt issuance costs be reported in the balance sheet as a direct deduction from the face amount of the related liability, consistent with the presentation of debt discounts. Prior to the amendments, debt issuance costs were presented as a deferred charge (i.e., an asset) on the balance sheet. The amendments also require the amortization of debt issuance costs to be reported as interest expense, which we believe is largely consistent with current practice. Similarly, debt issuance costs and any discount or premium are considered in the aggregate when determining the effective interest rate on the debt. The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The amendments are effective for all other entities for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The amendments must be applied retrospectively. All entities have the option of adopting the new requirements as of an earlier date for financial statements that have not been previously issued. Applicable disclosures for a change in an accounting principle are required in the year of adoption, including interim periods.

In February 2015, the FASB issued ASU 2015-02, “Consolidation – Amendments to the Consolidation Analysis.” ASU 2015-02 applies to the reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities. Additionally, the amendments eliminate the presumption that a general partner should consolidate a limited partnership. The amendments in ASU 2015-02 affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 will be effective for public business entities for fiscal years, and interim periods within, beginning after December 15, 2015. The Predecessor is currently evaluating the impact that ASU 2015-02 will have on its combined financial statements.

During January 2015, the FASB issued ASU 2015-01, “Income Statement -Extraordinary and Unusual Items.” ASU 2015-01 eliminates the concept of extraordinary items. However, the presentation and disclosure requirements for items that are either unusual in nature or infrequent in occurrence remain and will be expanded to include items that are both unusual in nature and infrequent in occurrence. ASU 2015-01 is effective for periods beginning after December 15, 2015. ASU 2015-01 is not expected to have a material impact on the Predecessor’s combined financial statements.

During August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern.” ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for periods beginning after December 15, 2016. ASU 2014-15 is not expected to have a material impact on the Predecessor’s combined financial statements.

During June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 provides explicit guidance on how to account for share-based payments that require a specific performance target to be achieved which may be achieved after an employee completes the requisite service period. ASU 2014-12 is effective for periods beginning after December 15, 2015 and may be applied either prospectively or retrospectively. ASU 2014-12 is not expected to have a material impact on the Predecessor’s combined financial statements.

During May 2014 and August 2015, the FASB issued ASU 2014-09, as amended by ASU 2015-14, “Revenue from Contracts with Customers,” which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. As amended, the standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its combined financial statements and has not yet determined the method by which the standard will be adopted in 2018.

During April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment; Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operations has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 shall be applied prospectively for periods beginning on or after December 15, 2014, with early adoption permitted. The Company adopted ASU 2014-08 for the quarter ended March 31, 2014. The Company has adopted this standard on a prospective basis for transactions that have occurred after the adoption date. The adoption of ASU 2014-08 did not have an effect on the Company’s financial position or results of operations.

OUR BUSINESS AND PROPERTIES

Overview

We are a self-administered and self-managed real estate company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, with an initial portfolio in Manhattan and Brooklyn. The Company was formed to continue and expand the commercial real estate business of the Predecessor. Our primary focus is to continue to own, manage and operate our initial portfolio and to acquire and reposition additional multi-family residential and commercial properties in the New York metropolitan area. Clipper Realty was formed on July 7, 2015. On August 3, 2015, we closed a private offering of shares of our common stock, in which we raised net proceeds of approximately $130.6 million. In connection with the private offering, we consummated a series of investment and other formation transactions that were designed, among other things, to enable us to qualify as a REIT for U.S. federal income tax purposes and we expect to elect to be treated as a REIT commencing with the taxable year ending December 31, 2015.

The Company owns:

•	two residential/retail rental properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan;

•	one residential property complex in the East Flatbush neighborhood of Brooklyn consisting of 59 buildings; and

•	two primarily commercial properties in Downtown Brooklyn (one of which includes 36 residential apartment units).

These properties are located in the most densely populated major city in the United States, each with immediate access to mass transportation.

The Tribeca properties were purchased by our Predecessor in December 2014 and consist of two nearly adjacent properties in the Tribeca neighborhood of Manhattan, New York. They comprise approximately 481,000 square feet of leasable area with 505 residential apartment units with 11 foot ceilings and extensive amenities and approximately 77,200 square feet of retail space, including an externally managed garage. The residential units are approximately 89% occupied at approximately $65 per square foot and the retail units are approximately fully occupied.

The Flatbush Gardens property complex was purchased by our Predecessor in September 2005 and consists of 59 primarily six-story buildings, approximately 1.7 million square feet and 2,496 residential apartment units. The property is approximately 97.2% occupied at approximately $20 per square feet. The property is subject to rent control regulations of New York City which allow rents approximately 30% higher than existing average rents. Since the acquisition in 2005, the management team has undertaken a comprehensive renovation and repositioning strategy that has included upgrades in the exterior and interior of the buildings. The Company has been able to consistently improve rents as a result of these efforts and other factors and experienced an approximately 11.5% increase in rents per square foot on new leases in 2014.

The 141 Livingston Street property in the Downtown Brooklyn neighborhood was purchased by our Predecessor in 2002 along with the below-mentioned 250 Livingston Street property. It is a 15-story commercial building with a gross leasable area of 207,624 square feet. The property’s main commercial tenant, the City of New York, entered into a license in November 2014, with effect as of June 2014, which contemplates entering into a new 10-year lease upon completion of a ULURP. Under the agreement with the City of New York, the tenant has an option to terminate the lease after five years. However, if it decides to continue to occupy the building after five years, the rent will increase 25% beginning the sixth year of the lease. The agreement with the City of New York, as compared to the prior lease, increases rent by 82% per square foot and increases the rentable square feet by 37% as a result of a building remeasurement, resulting in an overall increase in rental revenue of approximately 149%. The license imposes a requirement on the Company to refurbish the air-conditioning system and other upgrades that the Company estimates will cost a total of approximately $4.2 million. In the future we may be able to convert the property to residential units, a change made at several nearby buildings, including 110 Livingston Street. Additionally, the property includes an adjacent lot at 22 Smith Street currently used as a parking lot having approximately 5,000 square feet for which the Company has received written expressions of interest in excess of $15 million.

The 250 Livingston Street property was purchased by our Predecessor in 2002 along with the 141 Livingston Street property and consists of a 12-story commercial and residential building. It has approximately 268,000 square feet GLA of commercial space and approximately 26,800 square feet of 36 residential apartment units. The property’s sole office tenant, the City of New York, has leases expiring at the end of 2016 and 2020 with lease rates approximately 50% of the rate recently negotiated at the 141 Livingston Street property with the same tenant and similar space. The leasable area of the office portion recently has been remeasured according to REBNY standards to approximately 354,000 square feet, an increase of approximately 33% consistent with the remeasurement described above at the nearby 141 Livingston Street property, which features as similar class of office space. To more fully optimize available space, in 2003 through 2013, the Company converted the top four floors of the building into 36 apartment units which are presently approximately 89% occupied.

History

The Company’s Predecessor is a combination of four limited liability companies, Renaissance Equity Holdings LLC, Berkshire Equity LLC, Gunki Holdings LLC and 50/53 JV LLC, which were formed by principals of our management team from 2002 to 2014. Upon completion of the private offering and the formation transactions, we assumed responsibility for managing the predecessor LLCs.

The Company is led by David Bistricer, its Co-Chairman and Chief Executive Officer, who has a strong reputation within the New York metropolitan area for real estate acquisitions, management, repositioning and marketing expertise. Mr. Bistricer, together with the Company’s senior management team, has developed the Company’s strategy with a focus on broker relationships and the cultivation of the Company’s track record of execution. Mr. Bistricer has over 30 years of real estate experience specifically in expanding, renovating, repositioning and managing the Company’s current portfolio and other properties. The Company’s senior management team has an average of approximately 20 years of experience covering all aspects of real estate, including asset and property management, leasing, marketing, acquisitions, construction, development, legal and finance.

Our Competitive Strengths

We believe that the following competitive strengths distinguish our company from other owners and operators of commercial and multi-family residential properties:

•	Diverse Portfolio of Properties in New York Metropolitan Area. Our initial portfolio of commercial and multi-family residential properties in Manhattan and Brooklyn is located in one of the most prized real estate markets in the world. The combination of supply constraints, high barriers to entry, near-term and long-term prospects for job creation, vacancy absorption and rental rate growth make New York City an extremely attractive place to own real property. Our management believes that, in light of the land and construction costs, our current portfolio could not be replaced today on a cost-competitive basis. As described above, we own two primarily commercial properties in the Downtown Brooklyn neighborhood, one multi-family residential property complex in the East Flatbush neighborhood of Brooklyn, and one primarily multi-family residential property group in the Tribeca neighborhood of Manhattan. We expect to be one of the only REITs with a portfolio solely composed of multi-family residential, commercial and retail properties in the New York metropolitan area. Further, our multi-family residential portfolio is diversified by tenant demographics (both luxury and work-force units).

•	Expertise in Repositioning and Managing Multi-family Residential Properties. Our management team has substantial expertise in renovating and repositioning multi-family residential properties. At the Flatbush Gardens property, beginning in 2006, we have engaged in a property renovation program that includes replacement or upgrades to building systems and components as well as the refurbishment of apartment interiors. As a result of our effort in managing the property, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. At the 250 Livingston Street property, from 2003 through 2013, we converted the top four floors into 36 residential apartment units (presently approximately 86% occupied) to more fully optimize available space. We believe that the post-renovation high quality of our buildings and the services we provide also attract higher income and credit-quality tenants and allow for increased cash flow.

•	Attractive Commercial and Residential Properties in Densely Populated Metropolitan Communities. Our commercial properties in Downtown Brooklyn are located in a premier commercial corridor that features convenient access to mass transportation, a diverse tenant base and high pedestrian traffic. The commercial portfolio consists of approximately 474,000 square feet leased to the City of New York.

Our residential properties in Tribeca are located in a neighborhood that has one of the highest average market rents in Manhattan and one of the lowest vacancy rates in Manhattan (based on a CitiHabitats market report as of May 2015 combining Tribeca with the adjacent SoHo neighborhood) as well as convenient access to mass transit. We believe that these favorable market characteristics, coupled with our plans to reposition the Tribeca properties to provide better service levels and finishes, will allow for improved rents and financial results over the next two to three years.

Our residential property complex in the East Flatbush neighborhood is located in an entry-level, low-cost area that provides more reasonably priced housing than that in Manhattan and more upscale Brooklyn neighborhoods. The complex has convenient access to public transportation, including the Newkirk Avenue and Flatbush Avenue – Brooklyn College subway stations. Brooklyn College, Beth Israel Hospital and SUNY Downstate Medical Center are all within approximately one mile of the complex and a higher-priced condominium development has begun in East Flatbush. Additionally, surrounding neighborhoods are experiencing higher rents. We believe that these nearby improvements to the residential market, coupled with our ongoing renovation and repositioning strategy, will steadily allow higher rents, improved tenant credit quality and improved financial results for the Flatbush Gardens property.

•	Experienced and Committed Management Team with Proven Track Record over Generations. Our senior management team is highly regarded in the real estate community and has extensive relationships with a broad range of brokers, owners, tenants and lenders. We have substantial in-house expertise and resources in asset and property management, leasing, marketing, acquisitions, construction, development and financing, and have a platform that is highly scalable. Members of our senior management team have worked in the real estate industry an average of approximately 20 years, and Messrs. Bistricer and Levinson, co-chairmen of our board of directors, have worked together for approximately 17 years. Following this offering, our senior management and their immediate family members own shares of our common stock and LLC units of our predecessor entities that are exchangeable into shares of our common stock on a one-for-one basis, representing % of our common stock on a fully-diluted basis. As a result, we believe the interests of management are aligned with those of our stockholders, creating an incentive to maximize returns for our stockholders.

•	Balance Sheet Well Positioned for Future Growth. We have established a target leverage ratio in a range of 45% to 55%. We define our leverage ratio as the ratio of our net debt (defined as total debt less cash) to the fair market value of our properties. We have set aside approximately $31 million of the net proceeds from the private offering to fund certain capital improvements to reposition and modernize our properties. We plan to use all or a portion of the remaining net proceeds from that offering to fund acquisitions of properties consistent with our strategy of acquiring multi-family or commercial properties in the New York metropolitan area and, if we are not able to consummate acquisitions of properties consistent with our strategy prior to the dates on which certain portions of our debt can be repaid without the requirement to pay a yield maintenance charge in July 2016, we will use such portion of the net proceeds to repay debt outstanding at that time. In addition, we expect to benefit from organic deleveraging through ongoing cash flow generation and increases in property values over time. As of June 30, 2015 on a pro forma basis for the effects of the formation transactions and the use of proceeds of the private offering, we had total net debt outstanding of approximately $590.5 million, the debt portion of which is all property-level debt, indicating a leverage ratio of approximately 54%, which is within our target range. We are not obligated to maintain any specific leverage ratio and our leverage ratio may from time to time be higher or lower than our target level, which target leverage level may be changed by our board of directors.

As of June 30, 2015, our debt had a weighted average interest rate of 4.2%, a weighted average maturity of 3.5 years, and 28.6% of the debt was fixed-rate indebtedness. For the year ended December 31, 2014, our pro forma Adjusted EBITDA and pro forma net (loss) available to common stockholders were approximately $36.1 million and $(6.2) million, respectively, and for the six months ended June 30, 2015, the Company’s pro forma Adjusted EBITDA and pro forma net (loss) before allocation to non-controlling interests were approximately $20.9 million and $(57) thousand, respectively. We have no debt maturing in 2015 and approximately $515 million of debt maturing in 2016, with $460 million of the 2016 maturities subject to three one-year extensions at our option and $55 million subject to one up to two-year extension at our option.

•	Strong Internal Growth Prospects. We have substantial rent growth potential within our current portfolio as a result of the strong historical and projected future rental rate growth within our submarkets, contractual fixed rental rate increases included in our leases, incremental rent potential from the lease-up of our portfolio and anticipated rent increases resulting from our ongoing property repositioning efforts. For the 141 Livingston Street property, the main commercial tenant, the City of New York, entered into a license which contemplates entering into a new 10-year lease, resulting in an overall increase in annual rental revenue of approximately 149% as compared to the prior lease. For the 250 Livingston Street property, a property featuring a similar class of office space as the nearby 141 Livingston Street property, the same tenant has leases expiring in December 2016 and August 2020. Should new leases be entered into on the same terms as the 141 Livingston Street lease, the implied increase in annualized rents would be $2.6 million beginning in 2017 and $6.3 million beginning in September 2020. At the residential Tribeca properties, we believe we can achieve substantial increases in rents based on comparable rents in the Tribeca neighborhood and our intention to improve service levels and quality of finishes in the buildings commensurate with standards at comparable buildings in the neighborhood. Currently, residential rents in our Tribeca properties average approximately $65 per square foot, whereas comparable residential rents in the Tribeca neighborhood average approximately $81 per square foot (based on Streeteasy listings as of September 18, 2015), indicating an opportunity to increase our total rental revenue by approximately $10.7 million per year to market ($6.7 million predicated on attainment of market rents and $4.0 million on attainment of higher occupancy). In 2015, through September, the Tribeca properties experienced a 12.0% increase in rents on 113 new leases and 7.2% increase on 210 lease renewals as compared to expired leases. As of September 1, 2015, 4.0% of our Tribeca apartments rented below $50 per square foot, 23.2% rented between $50 and $60 per square foot, 39.0% rented between $60 and $70 per square foot, 23.8% rented between $70 and $80 per square foot, 8.5% rented between $80 and $90 per square foot, and 1.6% rented above $90 per square foot. (We also expect that real estate tax expense will increase by approximately $4.7 million by 2016 as a result of cessation of certain exemptions and abatements and increased assessments.) At the Flatbush Gardens residential property, we believe we can achieve steady increases in rent approximating $1 to $2 million total per year as a result of our property renovation programs and increases in market rents already experienced in surrounding neighborhoods. In 2015 through September, we experienced a 14.5% increase in rents on approximately 164 new leases compared to the expired leases and, in 2014, we experienced the 11.5% increase in rents on approximately 280 new leases compared to expired leases in addition to the approximately 2% annual increase in rents paid by tenants renewing leases for rent stabilized apartments at their maximum legal rent. Effective for at least one year beginning September 2015, increases for rent stabilized apartments, comprising approximately 46% of our apartments at our Flatbush Gardens property, will be limited to no increase for one-year leases and 2% for two-year leases.

Business and Growth Strategies

Our primary business objective is to enhance stockholder value by increasing cash flow from operations and total return to stockholders. The strategies we intend to execute to achieve this goal include:

•	Increase Existing Below-Market Rents. We believe we can capitalize on the successful repositioning of our portfolio and improving market fundamentals to increase rents at several of our properties. At the 250 Livingston Street property, we have 266,569 square feet of leases with the City of New York that expire in December 2016 and August 2020, which have been remeasured according to REBNY standards to 352,892 square feet and for which we believe we can achieve increases in rent similar to the increase achieved recently at nearby 141 Livingston Street, featuring a similar class of office space. We also believe that the significant growth in Downtown Brooklyn as a residential location offers a potential alternative to convert 250 Livingston Street and/or 141 Livingston Street to residential apartments, an activity for which management has demonstrated expertise. Our management will continue to evaluate alternative strategies for these buildings to maximize risk-adjusted returns to stockholders. At the Tribeca properties, the buildings’ average rent of $65 per square foot is significantly below the approximately $81 per square foot average for other comparable Tribeca rentals, based on Streeteasy listings as of September 18, 2015, and we believe that we can achieve significant growth in rents over the next two to three years by improving service levels and quality of finishes in the buildings, and more efficiently managing the re-leasing process. In 2015, through September, the Tribeca properties experienced a 12.0% increase in rents on 113 new leases and 7.2% increase on 210 lease renewals as compared to expired leases. We believe that the average rental rate of approximately $47.50 per square foot under in-place leases for the retail portion of the Tribeca properties is significantly below market, as evidenced by a recent lease we signed to rent our only vacant street-front retail space at the Tribeca properties for $140 per square foot, a space that had been vacant since 2001. Two other leases comprising approximately 4,600 square feet expire in 2019. At the Flatbush Gardens property, as a result of our renovation and repositioning strategy since 2006 and our intention to continue refurbishing the property, as well as improvements in the residential rental market in surrounding neighborhoods, we believe we can continue to improve tenant quality and increase rents, as demonstrated by the 14.5% rental increase on 164 new leases signed in 2015 through September and 11.5% rental increase on approximately 280 new leases signed in 2014 as compared to expired leases.

•	Disciplined Acquisition Strategy Focused on Premier Submarkets and Assets. Since 1979, David Bistricer has overseen the acquisition of multi-family residential and commercial properties, including our initial portfolio, primarily in our targeted submarkets of New York City. We intend to continue our core strategy of acquiring, owning and operating multi-family residential rental and commercial properties within submarkets that have high barriers to entry, are supply-constrained, exhibit strong economic characteristics and have a pool of prospective tenants in various industries that have a strong demand for high-quality commercial space. We believe that owning assets within New York City, one of the best residential and commercial markets in the United States, will allow us to generate strong cash flow growth and attractive long-term returns. We will opportunistically pursue attractive opportunities to acquire multi-family residential and commercial properties, focusing our acquisition strategy primarily on multi-family residential properties in densely populated communities in the New York metropolitan area (primarily in Brooklyn and Manhattan) and, to a lesser extent, on commercial properties, where we will maintain a disciplined approach to ensure that our acquisitions meet our core strategy. Our strong balance sheet, access to capital and ability to offer operating partnership units in tax deferred acquisition transactions should give us significant flexibility in structuring and consummating acquisitions. We seek to acquire properties that will command premium rental rates and maintain higher occupancy levels than other properties in our markets. We are a highly active market participant that reviews numerous acquisition opportunities annually; however, we are highly selective in the properties that we ultimately acquire. We intend to strategically increase our market share in our existing submarkets and selectively enter into other submarkets in the New York City metropolitan area with similar characteristics. Our acquisition strategy will focus primarily on long-term growth and total return potential rather than short-term cash returns. We believe we can utilize our deep industry relationships and our expertise in redeveloping and repositioning both residential and commercial properties to identify acquisition opportunities where we believe we can increase occupancy and rental rates. Many of our Predecessor’s acquisitions were sourced on an off-market basis. As long-term owners and operators in our sub-markets, we have a reputation among the broker community for moving expeditiously and for being a reliable counterparty.

•	Proactive Asset and Property Management. We believe our proactive, service-intensive approach to asset and property management helps increase occupancy and rental rates, manage operating expenses and maximize net operating income. We provide our own fully integrated asset and property management platform, which includes in-house legal, marketing, accounting, finance and leasing departments for our portfolio, and our own tenant improvement construction services. The development and retention of top-performing property management personnel have been critical to our success. We utilize our comprehensive building management services and our strong commitment to tenant relationships to negotiate attractive leasing deals and to attract and retain high credit-quality tenants.

•	Capital Program to Reposition Assets. We believe we can reposition our properties through a capital program to achieve rent growth in an expedited fashion. We intend to set aside approximately $31 million from the private offering to cover the first two years of this program.

Our Tribeca properties will undergo an upgrade to common areas (children’s room, media / conference room and game room), a redesign of our lobbies and the addition of a roof over our basketball court at a cost of approximately $2.8 million in 2015 and 2016 – all with the goal of enhancing the experience of our renters as they first enter the building and utilize the common areas. As a next step, we intend to redesign and replace floors, kitchens, lighting and appliances on the interior of apartments as new renters move in at a cost of approximately $5.3 million in 2015 and 2016. We expect the improved experience in common areas will support and accelerate higher rents. We expect to expend approximately $2 - $3 million per year thereafter on the apartment redesigns. Lastly, we expect to spend approximately $0.8 million in 2015 to build out the space of our most recent retail tenant lease.

It is expected that our Flatbush Gardens apartment complex, which consists of 2,496 apartments in 59 buildings clustered around seven courtyards spread over 21.4 acres, will undergo a modernization program, which may include landscaping and waterproofing the courtyards and terraces to create spaces for tenant enjoyment at a cost of approximately $7.0 million for the landscaping and $3.6 million for the terraces in 2015 and 2016. In addition, we may redesign the front entrances of 59 buildings as well as their lobby hallways, floors, walls, lighting and windows, with an expected approximate cost of $3.4 million in 2015 and 2016. Supported by these improvements to common areas, we then may perform substantial upgrades to an increasing number of apartments (floors, windows and appliances), which may cost approximately $2.3 million for up to 114 units in 2015 and 2016 in addition to more routine refurbishments of $1.3 million to up to 265 units.

Our 141 Livingston Street property will have approximately $4.2 million of improvements to the elevators and air conditioning mechanics in accordance with the new license with the City of New York described above that has increased our rent from approximately $3.3 million per annum to approximately $8.2 million per annum. And lastly, our 250 Livingston Street property will have a renovated facade and new penthouses requiring approximately $0.9 million.

Our Portfolio Summary

As of September 1, 2015, our portfolio consisted of four properties totaling approximately 2.8 million rentable square feet and was approximately 96.3% leased. These properties include the Flatbush Gardens complex, a 59-building residential complex, two properties in Downtown Brooklyn, one of which is exclusively commercial and one of which is mixed commercial and residential, and the Tribeca properties which consist of two nearly adjacent residential properties with some street level and mezzanine level retail space and an externally managed parking garage.

The table below presents an overview of the Company’s portfolio as of September 1, 2015.

Address	Submarket	Year Built/ Renovated	Leasable Square Feet		# Units	Percent Leased	2015 Base Rental Revenue (in millions)	Effective Rent per Square Foot
Multifamily
Flatbush Gardens complex	East Flatbush	1950	1,734,885	(1)	2,496	97.2%	$34.5	$20.41
50 Murray Street	Tribeca	1964/2001	395,848		389	88.9%	$22.7	$65.56
53 Park Place	Tribeca	1921/2001	85,423		116	90.5%	$4.9	$63.82
250 Livingston Street	Downtown Brooklyn	1920/(2)	26,819		36	86.1%	$1.1	$48.18
Subtotal			2,242,975		3,037	95.4%	$63.2	$29.53

Commercial
141 Livingston Street	Downtown Brooklyn	1959/2001	207,624	(3)	1	100.0%	$8.2	$40.00
250 Livingston Street	Downtown Brooklyn	1920	266,569		1	100.0%	$5.2	$19.39
Subtotal			474,193		2	100.0%	$13.4	$28.28

Retail
50 Murray Street (retail)	Tribeca	1964	44,436		7	100.0%	$2.2	$49.33
50 Murray Street (parking)	Tribeca	1964	24,200		1	100.0%	$1.1	$44.06
53 Park Place (retail)	Tribeca	1921	8,600		1	100.0%	$0.3	$38.15
141 Livingston Street (parking)	Downtown Brooklyn	1959	8,449		1	(4)	$0.3	$36.93
250 Livingston Street (retail)	Downtown Brooklyn	1920	990		1	100.0%	$0.1	$80.50
250 Livingston Street (parking)	Downtown Brooklyn	1920	–		–	–	$0.2	–
Subtotal			86,675		11	100.0%	$4.2	$47.88

Total Portfolio			2,803,843		3,050	96.3%	$80.7	$29.90

(1) Comprises 59 buildings.

(2) Conversion of floors 9-12 into residential units occurred in 2003-2005, 2008-2009 and 2013, with renovations of residential units on the 12th floor from 2014 to the present.

(3) Represents remeasured amount. Includes license with City of New York for 206,084 leasable square feet.

(4) Month-to-month.

Descriptions of Our Properties

Tribeca Properties

The Company purchased the 50 Murray Street and 53 Park Place buildings on December 15, 2014.

These buildings were built in 1964 and 1921, respectively, renovated in 2001, and comprise a total of 505 units which include studio and one and two bedroom apartments as well as retail space and parking. The buildings are both full service luxury rentals which include building finishes such as ceilings as high as 11 feet, stainless steel appliances and granite countertops and amenities such as a doorman, elevator, landscaped roof deck, rooftop basketball court, tenant lounge, game room, toddlers’ play room, in house valet service and screening room. 50 Murray Street includes 390 units and 385,492 square feet and 53 Park Place includes 115 units and 81,632 square feet. Both buildings are unencumbered by rent regulation and are subject to free market rental rates.

The Tribeca neighborhood has one of the highest average market rents in Manhattan and one of the lowest vacancy rates in Manhattan (based on a CitiHabitats market report as of May 2015 combining Tribeca with the adjacent SoHo neighborhood) as well as convenient access to mass transit. These conditions suggest a very tight residential rental market where renters occupy their units for an extended period of time. We believe many affluent renters have been priced out of Manhattan for-sale coop and condo markets and have limited options in the residential rental market in Tribeca.

The properties also feature approximately 77,200 square feet of retail space, comprising approximately 53,000 square feet of street-level and mezzanine-level retail space and an externally-managed garage. Tenants in this space include Equinox, a premium fitness club, and the Amish Market, a food market. Other tenants include AT&T, Starbucks and Apple Bank. The average lease duration of retail tenants is approximately nine years.

The Company is in the process of undertaking a capital program for the Tribeca properties. The program’s budget is estimated to be $15.6 million and it will be conducted in phases. The first phase will focus on improvements in the lobby at 50 Murray Street. The lobby has not been renovated since the 2001 conversion of the building from office space and needs to be updated to suit the tastes and styles of tenants in the present. We believe capital investments in select units will allow us to attract more affluent tenants that will be willing to pay higher rents in exchange for high quality finishes, appliances, remodeled kitchens and bathrooms, and improved closet space. We believe a capital plan that upgrades the common areas and individual units will bring the Tribeca properties up to the standards of the surrounding neighborhood.

There is $460 million in mortgage and mezzanine debt related to the Tribeca properties as of June 30, 2015, in the form a mortgage note of $360 million to Deutsche Bank and a $100 million mezzanine note to SL Green Finance. The mortgage note bears interest at one-month LIBOR plus 3.40%. The mezzanine note bears interest at one-month LIBOR plus 7.38%. Both the mortgage note and the mezzanine note mature on November 9, 2016 and give us the option to extend the maturity date up to three one-year terms. Under the mortgage note, we have the option to prepay the balance in whole, but not in part, subject to a prepayment premium if the prepayment occurs before November 6, 2015. Under the mezzanine note, we have the option to prepay the balance in whole, but not in part, subject to a prepayment premium if the payment occurs before July 9, 2016. In connection with both the mortgage and mezzanine debt, David Bistricer and an entity controlled by Sam Levinson entered into guaranties of recourse obligations.

Property highlights include:

Location	• 50 Murray Street and 53 Park Place

Building Type	• Residential • Retail

Number of units	• 505 units

Other Amenities	• Doorman • Landscaped roof deck • Rooftop basketball court • Tenant lounge • Game room • Toddler’s play room • In house valet service • Screening room

Nearby rapid transit access	• MTA Subway A, C, E, N, R, 1, 2, 3 trains • PATH train

Flatbush Gardens

Flatbush Gardens is a 59-building complex located along Foster Avenue between Nostrand and Brooklyn Avenues in the East Flatbush neighborhood of Brooklyn. The property’s 59 buildings are located on seven tax parcels. The complex was constructed circa 1950 and contains 2,496 studio, one bedroom, two bedroom, and three bedroom apartments and four below-grade garages. The aggregate site area is 898,940 square feet, the aggregate gross building area is 1,926,180 square feet and the gross leasable area is 1,734,885 square feet.

			Site Area	Net Leasable	No. of
Address	Block	Lot	(Sq.Ft.)	Area (Sq.Ft.)	Units
3101 Foster Avenue	4964	47	60,000	118,320	168
1405 Brooklyn Avenue	5000	200	47,500	86,850	144
1402 Brooklyn Avenue	4981	50	161,655	292,920	420
1368 New York Avenue	4964	40	195,865	352,800	504
3505 Foster Avenue	4967	40	182,300	353,520	504
3202-24 Foster Avenue	4995	30	112,875	237,360	336
1401 New York Avenue	4981	1	138,745	293,115	420
Total			898,940	1,734,885	2,496

Community District 17 is a mixed-income community. Based on the 2010 Census data, Environmental Systems Research Institute (ESRI) estimates the 2011 median and average household incomes were $39,558 and $47,014, respectively. ESRI projects that over the next five years the number of households with income levels of $75,000 or greater will increase significantly and continue the gentrification of the neighborhood. East Flatbush possesses adequate linkage to the area’s shopping centers, recreational facilities, public service facilities and employment centers to make it a highly desirable residential neighborhood.

We believe Flatbush Gardens represents the entry-level, low-cost option in the market and that we will increasingly draw tenants who have been priced out of other New York City sub-markets.

The neighborhood surrounding the Flatbush Gardens complex is residential on all sides. For long periods of time, Flatbush Gardens stood side by side with a vibrant working-class neighborhood, but in the 1960s the area began to change. The neighborhood shifted as longstanding middle-class residents moved out of the neighborhood and were replaced by recent immigrants. Over time, Flatbush Gardens became a low-cost rental option in Brooklyn and the tenant quality and the physical appearance of the complex declined rapidly and criminal activity increased significantly. When we acquired the complex in 2005, it was in disrepair. However, the essential residential neighborhood feel around the complex remained. Unlike other New York City housing communities where entire neighborhoods were blighted, we believe the residential areas surrounding this property’s neighborhood remained intact. The Newkirk Avenue subway station, which is serviced by the No. 2 and No. 5 trains, is located on the west side of the complex. Brooklyn College is located 0.6 miles along Nostrand Avenue to south of Flatbush Gardens. The No. 2 and No. 5 trains, which service both Flatbush Gardens and Brooklyn College, provide direct access to the west side and east side, respectively, of Manhattan, as well as other points in Brooklyn. Two larger regional medical centers are located within a mile of the complex.

Over the past eight years, we have steadily expended funds to bring the internal and external areas of the complex to code and provide the basic services that residents can now rely upon. As a result of our effort in managing the complex, including these upgrades, we have reduced outstanding New York City violations from over 8,000 at the time of the acquisition to approximately 493 currently, and substantially improved resident safety. The management team utilizes modern software commonly used in this space, called EMPOWER, to efficiently and effectively manage resident complaints in order to remedy potential violations, to the extent possible. EMPOWER alerts the management team with real-time data directly from New York City agencies, including the Department of Housing Preservation & Development, so management can take appropriate action in responding to residents’ concerns. Utilizing the software provides the management team with powerful tools to manage work orders, requests, complaints, violations, hearings, compliance, inspections, registrations, permits, job fillings and financial statements. By streamlining day-to-day operations, delivering early notifications of new complaints and keeping track of important dates and events, EMPOWER allows the management team to save time addressing potential violations by resolving them before they escalate.

We believe we are now in position to take the complex to a higher level of service and amenities. The neighboring areas are improving rapidly, as rental rates have increased significantly and condo development has begun to penetrate the neighborhood. Neighborhood schools and parks have been upgraded. We believe that the gentrification trends that are moving east across Brooklyn have arrived in East Flatbush. These trends tie into our belief that rental rates at Flatbush Gardens are now significantly below the local market rates. The surrounding neighborhood has moved well ahead of Flatbush Gardens in terms of rental rates which we believe provides us with an opportunity to significantly improve our position in the market. Based on the improving tenant credit profile that we see in tenant applications on a weekly basis, we believe residents who would not have considered our complex when we acquired the property are now looking at Flatbush Gardens as a viable lower-cost housing option. For example, we estimate that our credit losses have decreased from approximately 7.5% of revenue in 2013 to approximately 6.0% of revenue in 2014 and less than 4% in the first half of 2015. Additionally, our vacancy has moved from 5.6% at December 31, 2013 to 6.6% at March 31, 2014, 4.4% at June 30, 2014, 4.0% at September 30, 2014, 3.5% at December 31, 2014, 2.6% at March 31, 2015 and 2.4% at June 30, 2015 while our average rent per square foot was $18.88 at December 31, 2013, $18.86 at March 31, 2014, $19.25 at June 30, 2014, $19.55 at September 30, 2014, $19.69 at December 31, 2014, $19.92 at March 31, 2015, $20.07 at June 30, 2015 and $20.41 at September 1, 2015. We believe a capital investment plan that upgrades the common areas and park-like open spaces of the complex will bring Flatbush Gardens up to the standards of the surrounding neighborhood. Increasingly, the limited supply of units in Flatbush Gardens—currently a low-cost option in East Flatbush—supports our vision.

The Company is in the process of undertaking a comprehensive capital program for the Flatbush Gardens complex. The program’s budget is estimated to be approximately $38 million and it will be conducted in multiple phases dependent on various tiers of priority. The first phase of the capital program will focus on completing improvements on the common areas of the complex, including the lobbies, outdoor activity space and playgrounds. This will improve the overall facade of the complex and assist in increasing rent growth. Through this program, we plan to develop a community atmosphere in the complex. The second phase of the capital program will focus on upgrades to individual apartments on a rolling basis. We expect to perform both major overhauls and minor improvements where deemed necessary. The Company is currently receiving average rents of $20.41 per square foot, while market rents in the area average approximately $26.00 per square foot per Streeteasy listings in Flatbush and Northeast Flatbush as of September 18, 2015. We believe committing to such capital improvements in Flatbush Gardens will permit us to realize the difference in rents between existing rates and where the market is pricing similar apartments in nearby neighborhoods. To implement the program, we intend to utilize contractors with whom we have worked in the past, both at Flatbush Gardens and in other locations, and we have the ability to engage additional contractors given our strong relationships and reputation in the local market. Additionally, given the size of the complex, we will be able to take advantage of bulk pricing and economies of scale to reduce costs and enhance returns on our investment. We expect to complete the aforementioned capital program at Flatbush Gardens in 2018 with respect to exterior work and in 2019 with respect to interior work.

There is $170 million in mortgage debt secured by Flatbush Gardens, as of June 30, 2015, in the form of two mortgage notes to New York Community Bank. A $150 million mortgage note matures on October 1, 2024 and has a fixed interest rate of 3.88%. A $20 million mortgage note also matures on October 1, 2024 and has an interest rate of 3.88% through September 2019, after which the interest is Prime plus 2.75% subject to an option to fix the rate. Under both notes, we have the option to prepay all (but not less than all) of the unpaid balance of the loan prior to the maturity date, but must pay a prepayment premium of 4% if the prepayment occurs prior to October 1, 2016, 3% if it occurs from October 1, 2016 through September 30, 2017, 2% if it occurs from October 1, 2017 through September 30, 2018, and 1% if it occurs from October 1, 2018 through June 30, 2019. David Bistricer entered into guaranties of recourse obligations in connection with both notes for which we will indemnify him.

Property highlights include:

Building Type	• Residential

Number of units	• 2,496 units

Other Amenities	• Park-like space between buildings • Parking lots

Nearby rapid transit access	• MTA Subway 2, 5 trains

141 Livingston Street

The 141 Livingston Street property is a 15-story commercial property totaling 207,624 square feet located on a 0.26-acre site at 141 Livingston Street in Downtown Brooklyn. The property’s main commercial tenant, the City of New York, entered into a license in November 2014, with effect as of June 2014, which contemplates entering into a new 10-year lease upon completion of a ULURP. Under the agreement with the City of New York, the tenant has an option to terminate the lease after five years. However, if it decides to continue to occupy the building after five years, the rent will increase 25% beginning the sixth year of the lease. The agreement with the City of New York, as compared to the prior lease, increases rent by 82% per square foot and increases the rentable square feet by 37% as a result of a building remeasurement, resulting in an overall increase in rental revenue of approximately 149%. The license imposes a requirement on the Company to refurbish the air-conditioning system and other upgrades that the Company estimates will cost approximately $4.2 million.

The 141 Livingston Street property is located in Downtown Brooklyn, approximately 500 feet from the Jay Street-Metrotech, Hoyt-Schermerhorn, Hoyt Street, and Borough Hall subway stops, offering direct one-seat access to the east and west sides of Manhattan, as well as access to surrounding regions of Brooklyn and Queens, and connections to every other New York City subway line. The property is located near the Fulton Street Mall, a pedestrian mall that runs along Fulton Street between Boerum Place and Flatbush Avenue, and is within walking distance from Barclays Center and Atlantic Avenue. Due to its proximity to lower Manhattan and excellent transit accessibility, Downtown Brooklyn occupies a valuable and unique position in New York City as a competitive, back-office alternative to New Jersey. In addition, the significant residential development activity over the past few years has increased the residential population within Downtown Brooklyn. In the future we may be able to convert the property to residential units, a change made at several nearby buildings, including 110 Livingston Street. Additionally, the property includes an adjacent lot at 22 Smith Street currently used as a parking lot having approximately 5,000 square feet for which the Company has received written expressions of interest in excess of $15 million.

There is $55 million in mortgage debt secured by 141 Livingston Street, as of June 30, 2015, in the form of a mortgage note to Citibank, N.A. The note bears interest at one-month LIBOR plus 3.25% and matures on July 9, 2016, with the option to extend for six months or two years. We may prepay the debt in whole or in part, subject to payment of an exit fee in an amount equal to 0.50% of amount prepaid. The loan agreement grants Citigroup, N.A. the exclusive right of first offer and first refusal to refinance all or any portion of the loan. David Bistricer and Sam Levinson entered into a guaranty of recourse obligations in connection with the loan for which we will indemnify him.

Property highlights include:

Location	• 141 Livingston Street

Building Type	• Commercial • Retail (parking)

Tenant	• City of New York

Other Amenities	• Elevators • Parking

Nearby rapid transit access	• MTA Subway A, C, F, G, R, 2, 3, 4, 5 trains

250 Livingston Street

250 Livingston Street is a 12-story mixed-use building with commercial and residential uses on the upper floors and office and retail at grade. The total land area of the site is 29,707 square feet. There is 266,569 square feet of office space which is currently 100% leased to the City of New York’s Department of Environmental Protection and Human Resources Administration under leases which expire in December 2016 and August 2020. We have commenced a discussion with the City of New York regarding potential extensions or renewals, but there is no assurance that we will reach agreement with the City of New York on the extension or renewal of the leases for all or a portion of their office space. This space recently has been remeasured according to REBNY standards to approximately 354,000 square feet, an increase of approximately 33% consistent with the remeasurement described above at the nearby 141 Livingston Street property, which features as similar class of office space. Additionally, the property includes 36 units, or 26,815 square feet, of multi-family residential apartment units, which were developed by Clipper Equity in 2003 through 2013.

250 Livingston Street is situated on a block through site that is located along the north side of Schermerhorn Street and the south side of Livingston Street between Bond and Hoyt Streets within Downtown Brooklyn. The upscale rental properties have a separate entrance on Schermerhorn Street, which allows residential tenants access away from the office tenants’ entrance on Livingston. We are currently working on a small capital plan to upgrade the 233 Schermerhorn entrance street façade, which we believe will provide a more residential feel consistent with residential development in the area. Additionally, we recently entered into a lease for the retail space on Schermerhorn Street close to the residential entrance. The new tenant will be paying approximately $80 per square foot. The tenant currently operates multiple upscale delis in New York and we believe this addition to Schermerhorn Street will be an attractive, high quality amenity for our residential tenants.

The property is located in Downtown Brooklyn near the Hoyt-Schermerhorn, Hoyt Street, DeKalb Avenue, and Nevins Street subway stations, offering direct one-seat access to the east and west sides of Manhattan, as well as access to surrounding regions of Brooklyn and Queens, and connections to every other New York City subway line. The Fulton Street Mall is one block north, and the property is within easy walking distance of Barclays Center and Atlantic Avenue. The surrounding area is the site of much commercial and residential development, with new residential developments including the Schermerhorn House, a 9-story, 217 unit residential building located at 160 Schermerhorn Street, and the 25-story, 246-unit residential condominium building known as Be@Schermorhorn located at 189 Schermerhorn.

There is approximately $36 million in mortgage debt secured by 250 Livingston Street, as of June 30, 2015, in the form of a mortgage note to Citigroup Global Markets Realty Corp., which has been securitized. The note requires monthly principal and interest payments of $179,000, bears interest of 4.00% and matures on May 6, 2023. We may prepay the debt within two months of May 6, 2023 in whole without having to pay a prepayment premium. David Bistricer entered into a guaranty of recourse obligations in connection with the loan for which we will indemnify him.

Location	• 250 Livingston Street

Building Type	• Commercial • Residential • Retail

Tenant	• City of New York

Other Amenities	• Elevators

Nearby rapid transit access	• MTA Subway A, B, C, F, G, Q, R, 2, 3, 4, 5 trains

Market Information

Economic and Market Overview

Unless otherwise indicated, all information in this section is comprised of market studies prepared by CBRE, Inc. (“CBRE”), a national commercial real estate advisory company, in February 2015. This section is for background informational purposes only, and is not specifically about the Company’s properties. Forecasts prepared by CBRE are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. There is no assurance any of the forecasts will be achieved. The Company believes the data utilized by CBRE that is contained in this section is reliable, but the Company has not independently verified this information. The manner in which the Company defines its property markets and submarkets differs from how CBRE has done so in its market study included in this section. Specifically, CBRE’s definition of the Tribeca market differs from that used by the Company. The Company defines the Tribeca market as the area bounded by Canal Street on the north, Broadway on the east, Vesey Street on the south, and West Street on the west. Because the definition of the Tribeca market used in this section differs from that used by the Company, the average rental rates for multifamily properties may vary between these two definitions of the Tribeca market. Unless otherwise stated, all market numbers with respect to the Tribeca market found in this prospectus outside of this section are based on the Company’s definition of the Tribeca market and have been derived from Streeteasy. Further, CBRE’s definition of the New York metropolitan area differs from the Company’s definition of the New York metropolitan area in that it includes Bergen, Hudson and Passaic counties in New Jersey and Bronx, Kings, New York, Putnam, Queens, Richmond, Rockland and Westchester counties in New York. Sources used by CBRE to conduct this analysis include but are not limited to: NYC & Co., CBRE Econometric Advisors (CBRE EA), the Bureau of Labor Statistics, Costar, REIS Reports, Claritas, Douglas Elliman, Real Capital Analytics, Ariel Property Advisors and MNS Real Impact Real Estate.

New York Metropolitan Division Economy and Demographics

New York City Overview

The financial and entertainment capital of the United States, New York City is a destination for new residents, businesses, and tourists alike. New York City is an international hub for entertainment, finance, culture, cuisine, art, education, political affairs and media. Home to major conglomerates in the areas of finance, entertainment and advertising, New York City is also one of the most-prized office markets in the world. The market’s high barriers to entry and wide array of office demand driving industries provides stability through economic cycles and a foundation for the market’s growth over the long-term. The city’s lively, 24-7 environment makes New York City a go-to destination for both domestic and international tourists and attracts greater than 50 million visitors annually, which helps to maintain the market’s status as one of the most expensive retail markets in the country. Reaching a record-breaking 56.4 million visitors in 2014, of which 12.2 million visitors were international, New York City remains a top tourist destination among U.S. cities. Approximately 359,000 NYC jobs were supported by visitor spending in 2014, and $3.7 billion in local tax revenue was generated as a result of travel and tourism. New York, one of the world’s premier gateway cities, with its large, diversified economy, will play a central role in the expanding global economy.

Regional Overview

The New York metropolitan division, which includes Bergen, Hudson and Passaic counties in New Jersey and Bronx, Kings, New York, Putnam, Queens, Richmond, Rockland and Westchester counties in New York, is the largest regional economy in the United States, with an employment base that totaled approximately 5.55 million people as of year-end 2014. Over the last five years, total employment in the New York area has grown at an average annual rate of 1.6%, while across the U.S. employment has grown at an average annual rate of 1.3%. In the last four quarters, New York's employment has grown at an average annual rate of 1.5%. In March 2015, year-over-year employment in the Manhattan borough (New York County) increased by 2.6% within the ten major employment industries to approximately 4.155 million jobs, according to the Bureau of Labor Statistics. The population of the New York area stands at 12.01 million, the largest of the markets tracked by CBRE EA. The average per capita income (according to recent data from Moody's Economy.com) is estimated to be $63,103, approximately 35% above the national average. Because of its global reach and available professional, educational and cultural resources, the New York metropolitan division is a highly desirable location for businesses and new residents.

Major Economic Drivers

Despite accounting for only 10.9% of New York City’s total employment as of March 2015 (and New York metropolitan division’s increasing economic diversity), the financial activities sector remains a major growth driver in the economy, particularly because of the sector’s concentration of high-income jobs and the business services needed to support operations. The F.I.R.E (Finance, Insurance and Real Estate) sector grew by 2.4% in 2014 and has experienced 2.3% annual growth since 2004. Many other sectors of the economy depend on the financial industry for growth including business services, retail trade, residential and commercial real estate, and arts and leisure. Even after the industry’s job losses in recent years, New York State still has many more securities industry jobs than any other state, including twice the number of jobs as California, which has the second highest level of securities industry employment in the nation.

Anticipated to be one of the fastest-growing employment sectors during the forecast period (defined as 2015-2020), the professional and business services sector accounted for 16.4% of the total New York City labor force and has grown by 1.2% annually since 2011. The anticipated rise in demand for specialized services such as law, consulting, accounting and architecture should increase as the larger economy stabilizes and expands, which should fuel growth in the sector. A promising trend for both the New York City economy and the office market is the expansion of high-tech companies in the market, which have contributed to the growth of the New York City economy during the recent decade, and will play a prominent role in the expansion of the economy going forward. The New York regional tech industry is the East Coast’s answer to California’s Silicon Valley, and should support accelerated growth and visibility among burgeoning tech companies and the expansion of existing companies such as Foursquare, BuzzFeed, and Tumblr.

The educational and health services sector is the largest of the 10 major employment sectors in New York, accounting for close to 21.2% of total employment or approximately 879,000 jobs in March 2015, and is also a major economic driver in the area. Expected to be one of the fastest-expanding employment sectors during the forecast period, educational services will benefit from the continued growth of younger age-cohorts combined with the heightened need for health services from aging baby-boomers. The strength of the sector is further bolstered by several major medical research facilities in the area.

A source for media and entertainment for both national and international audiences, the New York metropolitan division’s information services sector, which accounts for 4.5% of total New York Metro employment, encompasses a wide range of industries such as traditional print publishing, motion picture and audio recording, broadcasting, telecommunications and others. The New York region is the country’s largest media market and is home to some of the country’s largest and most influential newspapers and publishing houses. The area is also home to the country’s major television and record industry conglomerates and the world’s largest advertising agencies. These firms form a large base of tenants for New York City’s office market.

Source: Bureau of Labor Statistics: * Trade, Transportation, and Public Utilities ** Finance/Insurance/Real Estate (P) Preliminary

Dependent upon consumer spending habits and the area’s bustling tourism industry, the New York metropolitan division’s trade and leisure and hospitality sectors combined to account for 24.7% of total employment with close to 1.03 million jobs as of March 2015. The leisure and hospitality service sector has shown the fastest annual employment growth of any industry and has grown by 6.3% per year since 2011. Fueled by retail sales and visitor spending, New York City’s tourism industry is an integral part of the continued success of the local economy.

New York City continues to be the premier United States travel destination. In 2014, New York City welcomed an estimated 44.2 million domestic visitors (78% of total visitors) and 12.2 million international visitors (22%), who support more than 359,000 jobs in the area. The anticipated continuation of this trend should allow the city to again surpass an all-time visitor high for the sixth consecutive year in 2015.

Source: New York City & Co.

Demographic Characteristics

The New York metropolitan division has one of the largest and wealthiest populations of any U.S. metropolitan region, with approximately 12.01 million residents living within the 11-county metropolitan division defined by the Census, as of 2014. In the last five years, from 2010-2015, the New York metropolitan division population has grown by 0.75% per annum. The population of the New York metropolitan division has grown by approximately 430,272 residents since 2010, nearly double the absolute growth of the prior decade, in which there were just 254,941 new residents added in twice the time frame. As of 2015, the New York metropolitan division’s mean per capita income, measured at $63,103, is approximately 35% above the national average (according to recent data from Moody's Economy.com).

According to Claritas, as of 2015, an estimated 4.417 million households were located in the New York metropolitan division. The number of households in the New York region, like the population, has grown considerably in the last five years and has grown at a greater pace than the national average.

Forecast and Outlook

CBRE expects the New York metropolitan division’s population to continue to rise at a moderate rate. According to Claritas, in the forecast period through 2020, population is forecasted to grow at an average annual rate of 0.67%. As new residents move into vacant housing units and sustained job creation encourages households to unbundle, the rate of household creation is expected to closely mirror the rate of population growth through the forecast period. Total households will likely grow, on average, 0.71% annually during the five years through 2020.

Expectations for positive population growth and household formation are driven by a forecast for sustained job growth and economic expansion during the forecast period. Following the moderate improvements to income levels in 2015, CBRE expects income to expand at a slightly lesser but steady pace through the remainder of the forecast period as the economy stabilizes.

Total employment in the New York metro area is projected to grow by 286,800 jobs during the 2015-2020 periods, with CBRE forecasting a marginal slowdown of employment growth to 1.0% per annum in the New York area in the next five years.

Brooklyn Statistical Area Economy and Demographics

Major Economic Drivers

Brooklyn has become a highly developed, decidedly gentrified area in the last five years. The growth of neighborhoods (in terms of population, households, and new development) with close proximity and viable access to Manhattan, such as Williamsburg, Greenpoint and Downtown Brooklyn, has far exceeded other Brooklyn neighborhoods as well as many Manhattan neighborhoods. As these neighborhoods have been built out, adjacent neighborhoods such as Bushwick, Bedford Stuyvesant and Prospect Heights have experienced above-average growth as demand for lower rents has pushed business professionals even further into Brooklyn. Key economic drivers in Brooklyn have been the development of the Barclays Center sports arena and the subsequent future plans for what is now called Pacific Park, as well as the growth of the technology sector in Downtown Brooklyn.

The Barclays Center is just one portion of what was formerly known as the Atlantic Yards project. The development plans for office and residential buildings to complement the Barclays Center. Furthermore, Pacific Park proposes a 15 building mixed use development offering more than 6,000 affordable rental and condominium homes, new retail stores and restaurants, offices and hotels, and public spaces.

The Brooklyn Tech Triangle (DUMBO: Down Under the Manhattan Bridge Overpass, Downtown Brooklyn and the Brooklyn Navy Yard) has become a magnet for the world’s pioneering, energetic, and creative entrepreneurs and has emerged as New York City’s largest cluster of tech activity outside of Manhattan, with nearly 10% of the sector calling this area home.

The Brooklyn Tech Triangle is expected to grow to support nearly 18,000 direct jobs and 43,000 indirect jobs by the year-end 2015. Urbanomics’ 2012 Economic Impact Study estimated that approximately 9,600 individuals worked in the Brooklyn technology and creative industries in 2012, occupying 1.7 million square feet of space in the Tech Triangle, approximately 7% of the 25 million square feet in total supply. The study found that based on projections, existing Tech Triangle tech companies are expected to grow to nearly 18,000 individuals and occupy 3.1 million square feet of space by year-end 2015.

Demographic Characteristics

Brooklyn has been the second-fastest growing New York City borough in the last five years in terms of population, and the fastest growing borough in terms of number of households, as the county has grown cumulatively by 5.0% and 5.8%, respectively, from 2010 to 2015. Brooklyn median income has appreciated by 43.8% since 2000, trailing only Manhattan’s 49.9% growth over the same time period.

Source: Claritas

According to Claritas, as of 2015, an estimated 969,952 households were located in Brooklyn. The number of households in Brooklyn grew by an average of 1.1% annually between 2010 and 2015, compared to average annual household growth in the state of New York and the U.S., of 0.50% and 0.74%, respectively, during the same period.

The area benefits from a dense surrounding population, excellent access to most major regional roadways, as well as nearby access to mass transit. The neighborhood consists of a middle income demographic as business professionals have settled in the area due to its proximity to the Financial District in downtown Manhattan. As noted above, Downtown Brooklyn has emerged as a hotspot for the emerging technology sector.

Tribeca Statistical Area Economy and Demographics

Major Economic Drivers

Tribeca, the “Triangle below Canal,” is a district bounded by Canal Street to the north, Vesey Street to the south, West Street to the west, and Broadway to the east. Once known as Washington Market, the area served as New York City’s commercial center for the trade of wholesale produce, but by the 1970s Tribeca’s industry was largely a thing of the past. Its cobblestoned streets, lined with neo-Greco cast-iron architecture, began to attract artists and residents—newcomers who took advantage of the former industrial spaces with large floor plates and open, uninterrupted light.

The J-51 Tax Program created flexibility and further incentivized the conversion of industrial warehouses into residential lofts. This program is largely responsible for Tribeca’s transformation into a highly coveted residential market with one of the highest average household incomes in New York City—currently $203,069, and $242,957 within the Tribeca West Historic District 1.

The district is now known for its density of high-end restaurants. Today nine restaurants in the district hold Michelin stars—11% of all of Manhattan’s Michelin-rated restaurants. Notable office tenants include Citigroup, David Yurman, Unilever and the Tribeca Film Institute, an affiliate of the Tribeca Film Festival.

Tribeca’s boutique retailers service its affluent residential population as well as aspirational shoppers who view the area as a retail destination.

Demographic Characteristics

The population of the Tribeca market, characterized for the purpose of this study as the 10007 and 10013 zip codes (boundaries: Spring/Broome Street to the north, Bowery to the east, Vesey to the south and West Street to the west), has grown by approximately 3,088 residents in the last five years, representing a considerable 1.6% growth rate per annum; this followed an even stronger 2.0% annual growth rate for the 2000-2010 period. In 2015, Tribeca’s mean per capita income is $80,353, approximately 196% above the national average (according to recent data from Moody's Economy.com and Claritas).

According to Claritas, as of 2015, an estimated 18,474 households were located in the Tribeca market. The number of Tribeca households, like the population, has continued to grow at a significant rate and outpace the national average, rising by 1.6% annually on average between 2010 and 2015, compared to average annual household growth in the state of New York and the U.S., of 0.50% and 0.74%, respectively, during the same period.

Office Markets

Manhattan Office Overview

Manhattan’s office market is by far the largest in the United States measured by total square footage. With approximately 394 million square feet of office space, the island leads every other major city by a healthy margin. For comparison, the Washington, D.C. and Chicago office markets contain 303 million square feet and 224 million square feet, respectively. The lowest office vacancy rate in the U.S. can be found in Midtown South Manhattan, at 5.5%, followed by Downtown San Francisco, at 6.6%. Markets with the tightest market conditions, Manhattan and San Francisco, reported the highest average gross direct asking rents in Q4 2014, at $67.05 and $63.24 per sq. ft., respectively.

Manhattan is further split into three major markets: Midtown, Midtown South and Downtown. Midtown is defined as north of 31st St. and south of 59th St., in between Lexington and 12th Avenues. Midtown South is between Midtown and 14th Street. Downtown is defined to include all areas south of Canal Street and the Manhattan Bridge. The depth of New York’s work-force, economic ties with countries around the globe, and clusters of sophisticated service industries make Manhattan a highly desirable place to do business, which together drive strong demand for office space irrespective of economic cycles. While the local office tenant base is broad, several industries cluster in Manhattan office space, including financial activities, legal, consulting and other professional services, media and publishing, advertising, communications and fashion/apparel.

Manhattan Office Demand-Supply Analysis

Office demand fundamentals continue to bounce back. According to CBRE Econometric Advisors, office employment in the New York metropolitan area has grown 2.1% annually over the last five years. Over the past 12 months, office employment has grown by 1.5%; it is expected to grow 0.9% per year over the next six years.

Leasing volume increased for a third consecutive year in 2014 with a total of 29.85 million square feet of space leased, a 19.71% increase over 2013. The overall Manhattan vacancy rate, which includes all non-owner-occupied, Class A, B, and C office buildings in Manhattan, has yet to return to pre-recession lows, but decreased considerably year-over-year in 2014, after increasing in 2013 for the first time since 2009. Vacancy in the overall Manhattan office market declined by 103 basis points to 7.46% in 2014.

Source: CBRE

In Midtown, similar to overall Manhattan, the office vacancy rate declined year-over-year by 31 basis points to 7.21% in the first quarter of 2015. The long-term average vacancy rate in the midtown market was 7.20% from 2005 through April 2015. The Downtown office vacancy rate increased by 36 basis points to 9.32% in the first quarter 2015, and similar to Midtown, is greater than the average vacancy rate from 2005 through April 2015 of 8.50%. Within the Midtown South submarket, the vacancy rate remained stable year-over-year at 5.53% as of the first quarter 2015. Contrary to the other Manhattan office markets, the vacancy rate in Midtown South was less than the 2005 through April 2015 average vacancy rate of 6.68%.

Manhattan’s vacancy rate compares favorably with other U.S. gateway cities. Its overall office vacancy rate has been lower than Boston, Chicago, Los Angeles, San Francisco and Washington, D.C. since at least 2005.

Leasing office space in Manhattan (and, in particular, within the Midtown market) is the most expensive in terms of overall average gross asking rents among major office markets within the United States, far exceeding those of other gateway cities. On the whole, the overall average asking rental rate in Manhattan increased in 2014. The overall average asking rent, which includes all non-owner-occupied office space, grew by 6.05% during 2014. Furthermore, average asking rent continued to appreciate in the first quarter of 2015, and increased 5.7% year-over-year to $68.05 per square foot. Barriers to entry in Manhattan’s office market are high. One of the strengths of the Manhattan marketplace comes from the limited new development within the past decade relative to the overall size of the market. There is minimal new construction in the pipeline and thus less space to absorb and compete with existing product. The combination of the limited new development and the geographical constraints of Manhattan should work together to help insulate the market relative to other financial centers around the country.

Source: CBRE, as of first quarter 2015

Manhattan Office Outlook

Current market statistics show increases in rental rates and declining/stabilizing vacancy/availability rates in the overall office market, confirming that the economy is expanding. Expectations of market participants are for a positive long-term outlook. Average rent is forecasted to grow on average by 5.0%, 3.2%, and 3.0% annually in Downtown Manhattan, Midtown South and Midtown, respectively, through 2020. Average rent in overall Manhattan is expected to experience its greatest appreciation in 2016 and 2017, at rates near 5%, before increasing at more moderate rates from 2018-2020. Vacancy is forecasted to decline in each of the three Manhattan markets in the coming two years, before increasing back near current rates by 2020. Midtown South will continue to support the lowest vacancy rate of the three Manhattan markets and is expected to decline to 4.2% by year-end 2017.

Source: CBRE EA

Improvements in the leasing market have helped compound improvements in the investment sales market, resulting in significant increases in property values across most commercial property types in Manhattan. Cap rates in the Manhattan office market declined year-over-year for a second consecutive year to 4.53% as of the first quarter 2015, and are well below the United States average of 6.77%. The office market performance measures have continued to trend upward and growth was considerable in both the fourth quarter and 2014 as a whole. Interest rates have remained very low relative to historic levels, and as such, real estate markets should continue to improve through 2015 and into the near term future.

Brooklyn Office Overview

The Brooklyn office market is comprised of approximately 43.2 million square feet of commercial office space within 1,612 office buildings. Brooklyn is the second largest office market in terms of both number of buildings and office square footage of the five boroughs, trailing only the Manhattan office market. In comparison, Queens County, the third largest office market of the five boroughs, is comprised of approximately 33.36 million square feet of commercial office space within 1,579 office buildings. Brooklyn is broken into three major office markets according to Costar: Downtown Brooklyn, North Brooklyn and South Brooklyn. Of the three markets, South Brooklyn is the largest in terms of number of buildings and office space containing nearly 10.6 million square feet of office space within 812 buildings. Similar to Manhattan the office tenant base in Brooklyn is broad and includes financial activities, legal, consulting and other professional services, media and publishing, advertising and communications industries. However, the office technology sector has been the industry displaying the most prominent growth in the county. The technology sector has rooted itself in Downtown Brooklyn, and consequently has made the Downtown Brooklyn office market an attractive, high-demand market for office space.

Brooklyn Office Demand-Supply Analysis

Vacancy in the Brooklyn office market increased significantly year-over-year by 340 basis points to 9.3% as of the first quarter of 2015. The long-term average vacancy rate, from 2005 through the first quarter of 2015, in the Brooklyn market is 7.6%. There has been 143,223 square feet of new supply added to the market in the trailing four quarters, and thus largely impacted a year-over-year increase in vacancy.

Source: Costar

Leasing office space in Brooklyn and, in particular, within the Downtown Brooklyn market is the most expensive in terms of overall average gross asking rents among the outer boroughs, exceeding those of Queens, Bronx and Staten Island. On the whole, the average asking rental rate in Brooklyn increased in 2014. The average asking rent, which includes all non-owner-occupied office space, grew by 2.34% to $29.70 per square foot during 2014, and has appreciated to a five-year high of $34.82 per square foot in the second quarter 2015 to date. The Downtown Brooklyn office market experienced rent appreciation of 8.97% in 2014. Additionally, average rent in Downtown Brooklyn has appreciated to a five-year high of $52.44 per square foot in the second quarter 2015 to date, and has increased an incredible 65.48% year-over-year, as of the most recent market data. Both the North Brooklyn and South Brooklyn office markets have experienced year-over-year increases in market rent as well in the second quarter 2015 to date, and appreciated by 7.0% to $27.10 per square foot and 7.25% to $29.60 per square foot, respectively, in 2014. A graph of recent rental trends in the separate Brooklyn office markets is below.

Source: Costar

Brooklyn Office Outlook

Overall, Brooklyn has displayed increases in both office demand and office supply in recent years, which has applied upward pressure on both vacancy and average rent in the market. According to Real Capital Analytics, cap rates in the outer boroughs, which include Brooklyn, declined year-over-year for the second consecutive year as of the first quarter of 2015 and are below those of the nation as a whole. According to a KGBF first quarter 2015 report, leasing activity will jump in Downtown Brooklyn in the second quarter of 2015, driven by Hillary Clinton’s 77,685 square foot lease at 1 Pierrepont Plaza. Brooklyn is directly affected by New York City’s economy and the most recent data shows continued economic growth through the first quarter of 2015. Both the short-term and long-term outlook for the Brooklyn office market is positive.

Source: RCA

Residential Markets

New York Metro Division/ Manhattan Residential Overview

Manhattan’s residential apartment market is one of the largest in the United States as measured by total apartment units. There are approximately 677,855 apartment units in Manhattan alone, and 2.12 million apartment units in the New York metropolitan division, which is the largest of the markets as tracked by CBRE Econometric Advisors.

The New York Metro area is further split into nine major markets according to REIS: Bronx County, Brooklyn, and Queens County surround Manhattan, which is broken into Midtown West, Morningside Heights, Stuyvesant, Upper East Side, Upper West Side, and West Village/Downtown markets.

Manhattan Residential Demand-Supply Analysis

The Manhattan housing market took a breather in the first quarter of 2015 after two years of robust sales and price growth. A slight decline in many of the metrics tracked in the first quarter reflects the return to more stable conditions. Results fell slightly short of last year’s highs, but remained close to long-term records. A strengthening local economy, employment growth, low mortgage rates, record tourism and elevated international demand continued to keep pressure on the market. The strengthening U.S. dollar is expected to temper some portion of international demand, although its primary driver has been the search for a safe investment haven instead of a currency play. Median sales price was essentially unchanged at $970,000 year-over-year in the first quarter of 2015 and was the fifth highest quarterly result in 25 years. Average sales price slipped 2.3% to $1,732,989 from the same period last year, yet remained above the pre-financial crisis high of $1,722,991 in the first quarter of 2008.

According to Real Capital Analytics, apartment cap rates remained at 4.91% for a second consecutive quarter in the first quarter of 2015, and have remained within 15 basis points for the last year and a half. The average cap rate in the Manhattan apartment market has stabilized and is well below both its historic average and the first quarter 2015 cap rate of 6.06% boasted by the overall U.S.

Source: RCA

According to Citi Habitats first quarter 2015 rental report, overall market conditions shifted slightly towards the landlord’s favor in the quarter. Average rents increased for all apartment sizes except three bedroom units, where they declined slightly. In addition, the borough-wide vacancy rate declined in the first quarter 2015.

During the first quarter of 2015, incentives, which typically take the form of one month of free rent or payment of the broker’s fee helped landlords drive traffic to their properties, thus lowering the vacancy rate. At the same time, they created a sense of “value” in the market for apartment seekers, while allowing building owners to keep their face rents high.

Throughout the most recent quarter, 12% of transactions brokered by Citi Habitats included some form of move-in incentive, compared to 10% during the fourth quarter of 2014. However, the percentage of concessions in the first quarter of 2015 was equal when making a year-over-year comparison.

When comparing the first quarter of 2015 with the quarter that preceded it, average rents for studio units experienced the greatest increase and appreciated by a relatively substantial 4.2%. Additionally, one-bedroom homes increased in price by 2.2%, and two bedrooms were, on average, 1.3% more expensive. In contrast, rents for three-bedroom units fell by an average of 0.7%.

Year-over-year, average Manhattan rents increased for smaller apartment sizes, while they declined for larger-sized homes. As was the case when looking quarter-over-quarter, the largest rent increase occurred for studio apartments, with a 4.6% climb. Average rents for one-bedroom homes increased by 3.1% when compared to the first quarter of 2014, while pricing decreased for both two- and three-bedroom apartments. Average rents for these sized homes fell 2.4% and 1.3%, respectively.

In Manhattan, 1.52% of apartments were available during the first quarter of 2015, down from 1.72% in the fourth quarter of 2014. In addition, would-be tenants had slightly less inventory to choose from during the most recent quarter when compared to a year ago. During the first quarter of 2014, 1.54% of apartments were vacant.

Rents increased slightly in March 2015, as studio and one-bedroom apartment unit rent increased by 3% and 2%, respectively, while rent declined by 2% for both two- and three-bedroom homes. The Manhattan vacancy rate also rose slightly month-over-month, from 1.45% in February to 1.50% in March.

New York Residential Outlook

Currently, the Manhattan rental market has reached a state of ‘equilibrium,’ where neither tenant nor landlord has the upper hand, but both are willing to transact. However, we expect move-in concessions to become less common as we progress through the second quarter of the year, as is to be expected during this time of the year. All-in-all, the market should remain stable as we enter spring. REIS anticipates that the vacancy rate for the overall New York residential marketplace will increase in each of the next five years, as the market is expected to continue to expand and demand for new supply, especially in the coming two years, will push the vacancy rate to 5.1% by 2017. Vacancy is forecasted to decline in 2018 and 2019 as new supply is absorbed by the market. REIS forecasts that market asking rents will maintain sound annual increases of close to 4% in the near future, before stabilizing around 3.0% in 2018 and 2019. Generally, the New York residential market has shown signs of expansion, as market fundamentals are strong, with above-average demand for new development causing slight vacancy increases and tamed market rent growth marginally.

Source: REIS

West Village / Downtown Residential Overview

The vacancy rate of the West Village/ Downtown market has remained stable in the 2% range and has generally decreased for much of the last three years. The vacancy rate decreased by 20 basis points to a five-year low 1.9% in the first quarter of 2015.

Average asking rent in the market increased by a moderate 4.3% in 2013, but was relatively stable in 2014. The average asking rent depreciated nominally in the first quarter of 2015 to $4,219 per month, but increased by 1.6% year-over-year. The market has historically, considerably outperformed the overall Manhattan market in terms of average rent, and continued to do so in the first quarter of 2015.

Tribeca Residential Rental Overview

The charts below are based on data from MNS Management and provide a 13-month price trend for studio units, one-bedroom units and two-bedroom units from the Tribeca neighborhood of Manhattan for both doorman and non-doorman units. Tribeca is one of the only neighborhoods in Manhattan in which non-doorman unit rent is equal to or greater than doorman unit rents, and this is largely influenced by full floor lofts in smaller buildings. Residents are willing to pay higher prices for loft space and there is no need for a doorman rent in the Tribeca neighborhood declined by 4.9% in March 2015, due to few large listings coming off the market.

Source: MNS Real Impact Real Estate

The average rental rate of studio apartments in the Tribeca neighborhood was $3,282 per month and $4,250 per month in March 2014 for doorman and non-doorman units, respectively. Doorman unit rent has trended upward and increased considerably by 17.3% year-over-year in March 2015. Non-doorman unit rent has been highly volatile and declined below doorman unit rent to $2,900 per month in March 2015.

The average rental rate of one bedroom apartments in the Tribeca neighborhood was $4,525 per month and $5,720 per month in March 2014 for doorman and non-doorman units, respectively. Similar to studio apartments, doorman units experienced steady rent appreciation, while non-doorman units experienced high volatility and subsequent rent decline year-over-year. Doorman units increased 11.6% to $5,050 per month and non-doorman units declined 10.8% to $5,105 per month in March 2015.

The average rental rate of two bedroom apartments in the Tribeca neighborhood was $6,560 per month and $7,223 per month in March 2014 for doorman and non-doorman units, respectively. Both doorman unit and non-doorman unit rents have been highly volatile in the last year. Doorman unit rent increased to $7,234 per month and non-doorman unit rent declined to $6,778 per month in March 2015.

West Village / Downtown Residential Outlook

According to REIS, the vacancy rate in the West Village/Downtown market is forecasted to trend upward to 3.4% by 2019 as above-average new supply is expected in the next three years. Average asking rent is forecasted to continue to increase over the next five years, and is expected to do so moderately, ranging from 2.6% annual rent growth in 2015 to 3.9% projected rent growth in 2017.

Source: REIS

The Tribeca neighborhood, which lies within the West Village/Downtown market, is among the most desired, if not the most desired residential neighborhoods in Manhattan. As reported by MNS Realty, the average rental price in Tribeca is amid the top three on average when compared to other neighborhoods in Manhattan in terms of studio, one bedroom and two bedroom units. Non-doorman unit rent is greater in Tribeca than in any neighborhood in Manhattan. According to Citi Habitats, average rent in the first quarter of 2015 for three bedroom apartments in the Tribeca/SoHo market was $9,937, 57% greater than the BPC/Financial District market, which supported the second highest rent of the fifteen Manhattan markets surveyed by Citi Habitats. Population and household growth in the Tribeca market continue to exceed those of comparable markets and will continue to provide demand that will outpace supply, as the vacancy rent in the SoHo/Tribeca market was just 1.21% in the first quarter 2015. The outlook for the Tribeca market is very favorable for both the short and long term.

Brooklyn Residential Overview

The Brooklyn residential market is comprised of approximately 27,750 rental units in 192 buildings as tracked by REIS. Brooklyn is the largest residential market in terms of rental units of the nine submarkets in the New York Metro Area. Brooklyn is the second-largest residential market in terms of rental units of the five boroughs, trailing only the Manhattan residential market. Queens County, the third-largest residential rental market of both the nine aforementioned submarkets and the five boroughs, follows close behind, comprised of approximately 26,726 rental units in just 112 buildings.

According to CBRE Economic Advisors, the Brooklyn residential market comprises 22.6% of the New York Metro division. Below is a multi-family market snapshot of apartment inventory of the New York Metro Division as of the first quarter of 2015.

Source: CBRE EA

Brooklyn Residential Demand-Supply Analysis

Brooklyn housing prices have continued to push higher as a robust economy and limited inventory keep pressure on prices. The median sales price increased 17.5% year-over-year to a record $610,894 in the first quarter of 2015, the highest result tracked by Douglas Elliman in twelve years. Similarly, average sales price rose 10% year-over-year to $749,269. By property type, the largest price gains were experienced in the 1-3 family market. The median sales price for 1-3 family homes was a record $747,000, up 26.9% year-over-year

The year 2014 highlighted transactions in Brooklyn included the sale of 101 3rd Avenue, which sold for $746 per square foot, as well as the sale of 137 North 10th Street which sold for nearly $1.4 million per unit. A total of 197 transactions occurred in Brooklyn in 2014, of which 121 involved walk-up buildings. Despite representing the least number of buildings traded in 2014, elevatored buildings in Brooklyn traded for the highest total dollar value at nearly $816 million. Mixed-use buildings traded for the highest average cost per unit and cost per square foot of the three building types, at $365,659 per unit and $349 per square foot.

Source: Ariel Property Advisors; percentages based on number of transactions

The vacancy rate of the Brooklyn market had remained in the 2% range from Q1 2011 to Q3 2013, but has since increased. New supply in the market has caused vacancy to increase to a ten-year high, as 378 units were added to the market in the first quarter 2015 after 1,244 units were added in the prior quarter. Consequently, vacancy increased 140 basis points year-over-year to 5.0% in the first quarter of 2015. Demand for residential units in Brooklyn is at all-time highs, thus new development has been extensive, and new supply is expected to continue to likewise be at record highs in the coming two years causing vacancy to continue to rise. Increasing vacancy is in some cases indicative of a declining market, however high demand for residential development in Brooklyn is cause for this to be an exception.

Source: REIS

The average asking rent in the Brooklyn submarket has both consistently and considerably increased since the second quarter of 2010. Average rent appreciated by a moderate 4.3% rate in 2014 after increasing by nearly 10% in 2013, and has resumed strong growth in 2015, increasing by 1.7% in the first quarter alone.

East Flatbush Overview

The Flatbush neighborhood in Brooklyn has good access to both Downtown Brooklyn and Manhattan. The neighborhood is bordered by Crown Heights and Prospect Lefferts Gardens to the north, Rogers Avenue to the west, Canarsie to the south, and Rockaway Parkway to the east. The 2 and 5 subway trains run along Nostrand Ave near the western border of the neighborhood and traverse Downtown Brooklyn and Manhattan. Due to its proximity to centers of employment, the neighborhood attracts demand, which has allowed for stability of rental prices in the neighborhood.

According to a first quarter 2015 Zumper study, the median rent for a one bedroom apartment in East Flatbush was $1,500 per month. Of the 33 neighborhoods surveyed, just three neighborhoods (Maspeth, Ocean Hill, and Canarsie) portrayed lesser median rent in the first quarter. Nonetheless, Zumper reported that East Flatbush experienced notable rent appreciation of approximately 10% in 2014, which was on pace with the overall Brooklyn Residential market.

Three residential buildings consisting of 24 total units were traded in the East Flatbush market in 2014. The average price per unit was $100,000, and they sold for $122 per square foot on average. Of the 40 neighborhoods tracked by Ariel Property Advisors, only eight transacted fewer units in 2014. Based the data available, CBRE can conclude that the East Flatbush neighborhood is currently a lesser demanded market in Brooklyn, as sales volume, median rent and price per square foot in the market are below the means of the overall Brooklyn market.

Brooklyn Residential Outlook

According to REIS, rental rates are expected to appreciate considerably by 7.5% in 2015, and will continue to increase, albeit at lesser growth rates in successive years through 2019. Average rent will increase 2.0% by 2018 and 2019, as new supply will saturate the market, alleviating pressure for rents to continue to increase at current rates. As many as 2,731 units are expected to be completed in 2016, and new supply will outpace absorption every year through 2017. Vacancy is forecasted to grow for three consecutive years, anticipated to increase 310 basis points to 8.2% by 2017, before eventually declining to 7.1% by 2019.

Source: REIS

Brooklyn has experienced significant residential development in the last five years. The market has grown at the greatest rate of the five boroughs in terms of both population and households since 2010. Demand is clearly apparent as rental prices neared 10% annual growth in 2013, and new supply outpaced absorption in both 2013 and 2014 and is forecasted to continue to do so. Both the residential and commercial landscape of Brooklyn will continue to undergo change and the outlook for the market is positive in both the short and long term.

Regulation

Environmental and Related Matters

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner and operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances (such as lead, asbestos and polychlorinated biphenyls), waste, petroleum products and other miscellaneous products (including but not limited to natural products such as methane and radon gas) at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract and/or retain tenants, and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

Some of our properties may be adjacent to or near other properties used for industrial or commercial purposes or that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could affect our properties.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities in our leases with them. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. We are not presently aware of any instances of material noncompliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenants have all material permits and approvals necessary under current laws and regulations to operate our properties.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material. Environmental and health and safety laws require that asbestos-containing material be properly managed and maintained and may impose fines or penalties on owners, operators or employers for noncompliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if asbestos-containing material would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of releases of asbestos-containing material into the environment. We are not presently aware of any material liabilities related to building conditions, including any instances of material noncompliance with asbestos requirements or any material liabilities related to asbestos.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Americans with Disabilities Act and Similar Laws

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. In addition, The FHAA requires apartment communities first occupied after March 13, 1991, to comply with design and construction requirements for disabled access. For projects receiving Federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. We have not conducted a recent audit or investigation of all of our properties to determine our compliance with these or other federal, state or local laws. Noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Insurance

We carry commercial general liability insurance coverage on our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct and indirect physical damage to our properties including coverage for the perils of flood and earthquake shock. Our policies also cover the loss of rental income during any reconstruction period. Our policies reflect limits and deductibles customary in the industry and specific to the buildings and portfolio. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We currently have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies include limits and terms we consider commercially reasonable. In addition, there are certain losses (including, but not limited to, losses arising from known environmental conditions or acts of war) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. In addition, for properties we may self-insure certain portions of our insurance program, and therefore, use our own funds to satisfy those limits, when applicable. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

The leasing of real estate is highly competitive in Manhattan, Brooklyn, and the greater New York metropolitan market in which we operate. We compete with numerous acquirers, developers, owners and operators of commercial and residential real estate, many of which own or may seek to acquire or develop properties similar to ours in the same markets in which our properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased.

In addition, we face competition from numerous commercial developers, real estate companies and other owners and operators of real estate for commercial buildings for acquisition and pursuing buyers for dispositions. We expect competition from other real estate investors, including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue.

Employees

As of September 1, 2015, we had approximately 177 employees who provide property management, maintenance, landscaping, construction management and accounting services. Certain of these employees are covered by union sponsored, collectively bargained, multiemployer defined benefit pension, profit sharing, health insurance, legal and training plans. Contributions to the plans are determined in accordance with the provisions of the negotiated labor contract. The Local 32BJ Service Employees International Union contract is in effect through December 31, 2015.

Legal Proceedings

From time to time, we are party to various lawsuits, claims for negligence and other legal proceedings that arise in the ordinary course of our business. We do not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material effect on our business, financial condition or results of operations if determined adversely to us.

Company Information

Our principal executive offices are located at 4611 12th Avenue, Brooklyn, New York 11219. Our current facilities are adequate for our present and future operations. Our telephone number is (718)438-2804. Our website address is www.clipperrealty.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

MANAGEMENT

Executive Officers and Directors

Our board of directors consists of five directors. Of these five directors, we believe that four are considered “independent” in accordance with the listing standards established by the NYSE.

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position with the Company

David Bistricer	66	Co-Chairman and Chief Executive Officer
Lawrence E. Kreider, Jr.	68	Chief Financial Officer
JJ Bistricer	34	Chief Operating Officer
Jacob Schwimmer	44	Chief Property Management Officer
Sam Levinson	41	Co-Chairman, Head of Investment Committee
Howard M. Lorber	67	Director
Robert J. Ivanhoe	62	Director
Roberto A. Verrone	47	Director

David Bistricer has been the head of three real estate investment firms: Berkshire Capital LLC, Clipper Equity and Morgan Capital. He served as Co-Chairman of the board of directors of Coleman Cable Inc. from January 1999 through February 2011. He was previously Co-Chairman of Riblet Products Corporation from January 1987 until its merger with the Coleman Cable Inc. in 2000. Mr. Bistricer brings to our board of directors industry experience, leadership abilities and strategic insight that make him a valuable asset as Co-Chairman of the board of directors and Chief Executive Officer.

Lawrence E. Kreider, Jr. was Chief Financial Officer of Cedar Realty Trust from 2007 to 2011 where he had direct responsibility for all aspects of the Company’s financial operations. From 2001 to 2007, Mr. Kreider was Senior Vice President, Chief Financial Officer, Chief Information Officer and Chief Accounting Officer for Affordable Residential Communities, now named Hilltop Holdings Inc. From 1999 to 2001, Mr. Kreider was Senior Vice President of Finance for Warnaco Group Inc. and, in 2000 and 2001, President of Warnaco Europe. From 1986 to 1999, Mr. Kreider held several senior finance positions with Revlon, Inc., as Senior Vice President, Controller and Chief Accounting Officer, and with MacAndrews & Forbes Holdings. Prior to 1986, he held senior finance positions with Zale Corporation, Johnson Matthew Jewelry Corporation and Refinement International Company. Mr. Kreider began his career with Coopers & Lybrand, now PricewaterhouseCoopers. Mr. Kreider holds a B.A. from Yale University and an M.B.A. from the Stanford Graduate School of Business.

JJ Bistricer has, since 2006, served as Chief Operating Officer at several properties in the New York City metropolitan area in which David Bistricer is General Manager with direct responsibility for acquisitions dispositions, leasing, property development and property operations. At the Flatbush Gardens property, Mr. Bistricer has served as overall operating manager since 2006. At the 250 Livingston Street property, Mr. Bistricer managed the conversion of office space to residential since 2006. Mr. Bistricer has served as Chief Operating Officer at the Tribeca properties since acquisition in December 2014 responsible for residential and retail leasing, development and operations. JJ Bistricer is the son of David Bistricer. As Chief Operating Officer at a number of other properties in the New York metropolitan area, Mr. Bistricer has additional experience in repositioning properties from office and hospital use to residential rental and condominium use.

Jacob Schwimmer has, since 1992, managed, developed, purchased and sold residential and commercial real estate properties in the New York City metropolitan area in conjunction with his parents and in partnership with David Bistricer and Sam Levinson. Mr. Schwimmer, members of his family and family trusts were principal investors in the acquisitions of the 141 and 250 Livingston Street properties in 2002 and the Flatbush Gardens property in 2005. Mr. Schwimmer has served as the principal property management executive at these properties since acquisition. Mr. Schwimmer also serves in the same capacity at another property in New York City in which David Bistricer is the managing member.

Sam Levinson is the Chief Investment Officer at Glick Family Investments, a private family office located in New York, New York, where he has overseen private equity investments since 2004. He has been a member of the board of directors of Stonegate Mortgage Corporation (NYSE: SGM) since 2013, serving as Chairman of the Compensation Committee. Mr. Levinson has served as a director of Canary Wharf Group, a U.K. property developer and manager of over 16 million square feet of Class A office and retail space, since 2004, including as a member of the Operating Committee and Chairman of the Audit Committee. Mr. Levinson has also served as a non-executive director of Songbird Estates, Canary Wharf Group’s holding company, since 2004; of American European Group Insurance Company since 2006; and of Dynasty Financial Partners, LLC, which provides investment and technology platforms for independent financial, investment, and wealth management advisors, since 2011. Additionally, Mr. Levinson served as a director of Coleman Cable Inc., a manufacturer of wire and cable, from 2005 until its sale in 2014 and of West Coast Bancorp of Portland, Oregon from February 2011 until its sale in April 2013. Mr. Levinson’s wife is the niece of David Bistricer. We believe Mr. Levinson is qualified to serve as a Co-Chairman of our board of directors because he is an experienced executive and director with numerous years of experience in the financial and real estate industries.

Howard M. Lorber is President and Chief Executive Officer and member of the board of directors of Vector Group Ltd. (NYSE: VGR) and Chairman of Douglas Elliman Realty, LLC, a majority-owned subsidiary of Vector Group, which operates the largest residential brokerage company in the New York City metropolitan area and the fourth-largest in the United States. Mr. Lorber has been with Vector Group and its diversified interests since 1994. Mr. Lorber is also Chairman of the Board of Directors of Nathan’s Famous, Inc.; a director of United Capital Corp., a real estate investment and diversified manufacturing company; Vice Chairman of the board of directors of Ladenburg Thalmann Financial Services; and Chairman of Morgans Hotel Group Co. Mr. Lorber brings to our board of directors his valuable expertise in the real estate and investment industries, including more than 25 years of experience serving on the board of a restaurant and real estate company.

Robert J. Ivanhoe is Chair of the 200+ lawyer Global Real Estate Practice and Co-Chair of the REIT group at Greenberg Traurig LLP. He concentrates his practice in sophisticated real estate structures, financings, workouts, restructurings, acquisitions and dispositions of all asset classes of real estate. Mr. Ivanhoe is actively involved in real estate industry current affairs and is regularly asked to write and lecture on industry topics. He has been recognized by Chambers and Partners USA, The New York Observer and Real Estate New York as one of the leading real estate attorneys in New York City and throughout the United States. He has represented numerous nationally-recognized owner/developer and institutional lender/investor clients domestically and internationally for more than 30 years. Mr. Ivanhoe is a member of Greenberg Traurig LLP’s Executive Committee, Board of Directors and Operating Committee. Mr. Ivanhoe brings to our board of directors valuable expertise in the real estate industry.

Roberto A. Verrone is a founder and principal owner of Iron Hound Management Company, which provides advisory and capital placement services in the commercial real estate industry. Mr. Verrone began his career at Bear Stearns in 1990, which included time in the Commercial Real Estate Group. In 2001, he joined Wachovia Corporation following the merger of First Union and Wachovia, and in 2002 he became manager of Wachovia’s Large Loan Group. Prior to founding Iron Hound in early 2009, Mr. Verrone also served as Co-Head of Wachovia’s Real Estate Group, where he was responsible for managing approximately 600 employees and oversaw a debt portfolio valued in excess of $80 billion. Mr. Verrone received a Bachelor of Arts degree from Moravian College. Mr. Verrone brings to our board of directors his valuable expertise in the commercial real estate industry, in which he has more than 23 years of experience.

Board of Directors

Pursuant to our charter and bylaws, the number of our directors may not be fewer than the minimum number required by Maryland law, which is one, and may not be greater than fifteen, and will generally be determined from time-to-time by resolution of the board of directors. Our current board of directors consists of five persons. Our board of directors has determined that Messrs. Ivanhoe, Lorber, Levinson and Verrone meet the independence standards of the NYSE.

Our board of directors believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board of directors duties, a commitment to representing the best interests of our company and our stockholders and a dedication to enhancing stockholder value.

Committees of the Board of Directors

Our board of directors has four committees: the Audit Committee, the Investment Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, each of which meets the NYSE independence standards and other governance requirements for such a committee, subject to certain transition rules for newly public companies as noted below. Each of these committees consists of three members.

Audit Committee. We have established an Audit Committee comprising Messrs. Lorber, Ivanhoe and Verrone. The Audit Committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Our board of directors has affirmatively determined that a majority of the directors who serve on the Audit Committee meet the independence standards of the NYSE for audit committee members, and satisfy the independence requirements of Rule 10A-3 of the Exchange Act prior to appointing such individual to the Audit Committee. Mr. Ivanhoe is the only director who serves on the Audit Committee who does not meet the independence standards of the NYSE for audit committee members. Our board of directors has also determined that Mr. Lorber qualifies as an “audit committee financial expert” under SEC rules and regulations. In accordance with applicable transition rules, our board of directors will change the membership of the Audit Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date.

Investment Committee. The Investment Committee comprising Messrs. Levinson, Bistricer and Verrone supports the board of directors in identifying and analyzing the Company’s investment activity. Specifically, the Investment Committee’s duties include reviewing and making recommendations to the board of directors about potential investments in properties by the Company and the Company’s Investment Policy; reviewing and making recommendations to the board of directors with respect to related party transactions; and reporting to the board of directors about potential investment opportunities.

Compensation Committee. We have established a Compensation Committee comprising Messrs. Bistricer, Levinson and Lorber. The Compensation Committee supports the board of directors in fulfilling its oversight responsibilities relating to senior management and director compensation, including the administration of Clipper Realty Inc. 2015 Omnibus Incentive Compensation Plan and the Clipper Realty Inc. 2015 Non-Employee Director Plan. A majority of directors who serve on the Compensation Committee meet the independence standards of the NYSE compensation committee members. Mr. Bistricer is the only director who serves on the Compensation Committee who does not meet the independence standards of the NYSE for compensation committee members. In accordance with applicable transition rules, our board of directors will change the membership of the Compensation Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date.

Nominating and Corporate Governance Committee. We have established a Nominating and Corporate Governance Committee comprising Messrs Bistricer, Levinson and Ivanhoe. The Nominating and Corporate Governance Committee assists the board of directors in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for members to the board of directors, overseeing the board of directors’ annual evaluation of the performance of the board of directors, its committees and individual directors, reviewing compensation received by directors for service on the board of directors and its committees and developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company. Mr. Bistricer is the only director who serves on the Nominating and Corporate Governance Committee who does not meet the independence standards of the NYSE. In accordance with applicable transition rules, our board of directors will change the membership of the Nominating and Corporate Governance Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other legal entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Conflict of Interest and Business Ethics Policy

Our board of directors has established a conflict of interest and business ethics policy that applies to our officers, directors and employees. Among other matters, our conflict of interest and business ethics policy works together with our Investment Policy and is designed to ensure that all employees avoid conflicts between their personal interests and those of our company. The purpose of the policy is to ensure that our honesty and integrity, and therefore our reputation, are not compromised. The fundamental principle guiding the policy is that, except as contemplated by the Investment Policy, no officer, employee or director should have, or appear to have, personal interests or relationships that actually or potentially conflict with the best interests of our company. The full text of the policy will be posted on our website. We intend to disclose future amendments to the policy or waivers of its requirements on our website.

Limitations on Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct necessary for indemnification by the corporation.

To the maximum extent permitted by Maryland law in effect from time to time, our charter authorizes us to indemnify any individual who serves or has served, and our bylaws obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as a present or former director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities. Our charter authorizes us, and our bylaws require us, without requiring a preliminary determination of such individual’s ultimate entitlement to indemnification, to pay or reimburse any such individual’s reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

We have purchased and maintained insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required or have the power to indemnify them against the same liability.

Director Compensation

Our board of directors has established a compensation program for our directors pursuant to which we pay customary fees to each of our non-employee directors, including a $75,000 cash retainer and other board of directors and board committee fees as determined from time to time, including additional fees for the chairman of each of our board committees.

We have granted a total of 105,001 LTIP units to our non-employee directors with an initial value of $1,350,000 (represented by 100,000 LTIP units) for Sam Levinson and approximately $22,500 (represented by 1,667 LTIP units) for each of the other non-employee directors. The LTIP units will cliff vest on the third anniversary of the grant date for Sam Levinson, and will cliff vest on the first anniversary of the grant date for the other non-employee directors, generally subject to continued service as a director. The LTIP units represent profits interests in our operating partnership, which, subject to certain conditions, are exchangeable for OP units in our operating partnership, which, in turn, may be submitted for redemption in exchange, at our option, for cash in an amount equal to the value of shares of our common stock or shares of our common stock. See “Description of the Limited Partnership Agreement of Our Operating Partnership.”

We will also reimburse our directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at board of directors and committee meetings. Directors who are our employees or of any of our subsidiaries will not receive any compensation for their services as directors.

Employment Agreements

Because we are a recently formed company, we did not pay compensation to employees, including our expected named executive officers, during the fiscal year ended December 31, 2014. On August 3, 2015, we entered into, through our operating partnership, employment agreements with each of David Bistricer, Lawrence Kreider, Jacob Schwimmer and JJ Bistricer, and we expect that a subset of these individuals will be our named executive officers for fiscal year 2015. Under the employment agreements, David Bistricer serves as Chief Executive Officer; Lawrence Kreider serves as Chief Financial Officer; Jacob Schwimmer serves as Chief Property Management Officer; and JJ Bistricer serves as Chief Operating Officer. The term of each employment agreement is for an unspecified duration and constitutes “at will” employment.

Each employment agreement provides for, among other things: (i) an annual base salary of $500,000 for David Bistricer, $325,000 for Lawrence Kreider, $200,000 for Jacob Schwimmer and $250,000 for JJ Bistricer, (ii) an annual cash incentive bonus with a target bonus opportunity of 50% of annual base salary for David Bistricer, 46% of annual base salary for Lawrence Kreider, 75% of annual base salary for Jacob Schwimmer and 100% of annual base salary for JJ Bistricer, with the actual amount earned ranging from 0% to 200% of target based on actual achievement against performance metrics to be established by the compensation committee of our board of directors, (iii) annual long-term equity incentive compensation awards to be granted in 2016 with a value of $400,000 for David Bistricer, and $200,000 for each of Lawrence Kreider, Jacob Schwimmer and JJ Bistricer, and eligibility to receive future annual long-term incentive compensation awards in form, including vesting restrictions, and amount determined in the sole discretion of the compensation committee and the board of directors and (iv) participation in the Company’s employee benefit and welfare plans. We expect that the annual long-term incentive compensation awards to be granted in 2016 will be in the form of LTIP units.

Pursuant to the employment agreements, the executives also received, in connection with the private offering, a special one-time grant of LTIP units on August 3, 2015 of 133,334 LTIP units (with a grant date value of $1,800,000) for David Bistricer and 46,667 LTIP units (with a grant date value of $630,000) for each of Lawrence Kreider, Jacob Schwimmer and JJ Bistricer. The LTIP units will cliff vest on the third anniversary of the grant date, generally subject to continued employment through the vesting date.

Upon a termination of any executive’s employment by the Company without “cause”, subject to a general release of claims in favor of the Company, the executive will be entitled to: (i) a prorated annual incentive bonus for the year of termination based on actual performance, (ii) either (A) continued benefits under the Company’s group healthcare, vision and dental plans through the 12-month anniversary of termination of employment or (B) a lump-sum payment (grossed up for applicable taxes) equal to 12 times the monthly COBRA cost of continued health and medical coverage and (iii) continued vesting of any outstanding equity compensation awards as if the executive had remained employed through the applicable vesting dates.

“Cause” generally means the executive’s: (i) conviction of, or plea of guilty or no contest to, any felony or any crime involving fraud or moral turpitude, (ii) engagement in gross misconduct that causes material financial or reputation harm to the company, (iii) material violation of the terms of the employment agreement or any written Company policy or (iv) disqualification or bar by any governmental or self-regulatory authority from serving in the capacity required by the executive’s job description, or loss of any governmental or self-regulatory license that is reasonably necessary for the executive to perform his duties or responsibilities.

Each employment agreement also contains confidentiality and non-disparagement provisions, which apply indefinitely, and non-competition as well as client and employee non-solicitation provisions that apply during the term of the employment agreement and for one year following a termination of employment for any reason. In addition, the employment agreements for David Bistricer, Jacob Schwimmer and JJ Bistricer acknowledge that each such executive provides services to Clipper Equity and other entities and businesses affiliated with David Bistricer (which we refer to as the “affiliated entities”), that such responsibilities preclude the executives from devoting substantially all of their time to the Company, and that there may be certain potential conflicts of interest and fiduciary duties issues associated with their roles at the Company and the affiliated entities.

Other than the employment agreements described above, we do not currently have any agreements, plans or arrangements that provide for severance payments to our executive officers.

Retirement Benefits

We do not currently offer plans that provide for retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans, or nonqualified defined contribution plans.

Grants Under our Equity Incentive Plans

In accordance with the employment agreements described above, on August 3, 2015, we granted David Bistricer, Lawrence Kreider, Jacob Schwimmer and JJ Bistricer a total of 273,335 LTIP units with an aggregate grant date value of $3,690,000 under the 2015 Omnibus Plan described below. In addition, on August 3, 2015, we granted a total of 105,001 LTIP units to Sam Levinson and our other non-employee directors with an aggregate grant date value of approximately $1,417,500 under the 2015 Non-Employee Director Plan described below, and we expect to grant a total of 33,334 restricted stock units to certain of our employees (who are not members of our senior management team) with an aggregate grant date value of approximately $450,000 under the 2015 Omnibus Plan. The LTIP units for David Bistricer, Lawrence Kreider, Jacob Schwimmer, JJ Bistricer and Sam Levinson, and the restricted stock units for certain of our employees, will cliff vest on the third anniversary of the grant date, and the LTIP units for our other non-employee directors will cliff vest on the first anniversary of the grant date. The vesting of both the LTIP units and restricted stock units is generally subject to continued employment or service, as applicable, through the vesting date.

In addition, in accordance with the employment agreements describe above, in 2016, we expect to grant David Bistricer, Lawrence Kreider, Jacob Schwimmer and JJ Bistricer LTIP units with an aggregate value of $1,000,000 under the 2015 Omnibus Plan. The applicable vesting restrictions will be determined at the time of grant.

2015 Omnibus Incentive Plan

Our board of directors has adopted, and our stockholders have approved, the Clipper Realty Inc. 2015 Omnibus Incentive Compensation Plan (the “2015 Omnibus Plan”). The 2015 Omnibus Plan was effective as of August 3, 2015, the date on which the 2015 Omnibus Plan was approved by our stockholders.

The purposes of the 2015 Omnibus Plan are to give us a competitive advantage in attracting, retaining and motivating employees (including prospective employees) and consultants, align the interests of those individuals with the Company’s stockholders and promote ownership of the Company’s equity. To accomplish these purposes, the 2015 Omnibus Plan provides for the grant of stock options (both stock options intended to be “incentive stock options” intended to meet the requirements under Section 422 of the Code and “nonqualified stock options” that do not meet such requirements), stock appreciation rights (“SARs”), restricted stock, restricted stock units, LTIP units, dividend equivalent rights, other equity-based, equity-related or cash-based awards (including performance share awards and performance units settled in cash (collectively “awards”), with each grant evidenced by an award agreement providing the terms of the award. Incentive stock options may be granted only to employees; all other awards may be granted to employees and consultants. Our non-employee directors are not permitted to participate in the 2015 Omnibus Plan.

Shares Subject to the 2015 Omnibus Plan

A total of 1,000,000 shares of our common stock were reserved and available for issuance under the 2015 Omnibus Plan. If an award granted under the 2015 Omnibus Plan expires, is forfeited or is settled in cash, the shares of our common stock not acquired pursuant to the award will again become available for subsequent issuance under the 2015 Omnibus Plan. Shares of our common stock subject to awards that are assumed, converted or substituted under the 2015 Omnibus Plan as a result of our acquisition of another Company will not be counted against the number of shares that may be granted under the 2015 Omnibus Plan. The following types of shares under the 2015 Omnibus Plan will not become available for the grant of new awards under the 2015 Omnibus Plan: (i) shares withheld to satisfy any tax withholding obligation and (ii) shares tendered to, or withheld by, us to pay the exercise price of an option.

The aggregate number of shares of our common stock that may be granted to any employee during a fiscal year in the form of awards (other than stock options and SARs) that comply with Section 162(m) of the Code may not exceed 300,000 shares. The maximum number of shares of our common stock that may be granted to any single individual during a fiscal year in the form of stock options may not exceed 1,000,000 shares. The maximum number of shares of our common stock that may be granted to any single individual during a fiscal year in the form of SARs may not exceed 1,000,000 shares. Section 162(m) of the Code generally disallows a tax deduction to a publicly-traded corporation that pays compensation in excess of $1 million to any of its named executive officers (other than the chief financial officer) in any taxable year, unless the compensation plan and awards meet certain requirements. To the extent Section 162(m) of the Code is applicable to us, we intend to rely on an exemption from Section 162(m) of the Code for a plan adopted prior to the time such company becomes a public company under the Section 162(m) transition rules.

Under the Section 162(m) transition rules, the compensation we pay to a “covered employee” within the meaning of Section 162(m) of the Code will not be subject to the deduction limitations under Section 162(m) of the Code prior to the first meeting of our stockholders at which members of the board of directors are elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the Exchange Act. After such transition period ends, depending upon how we structure our compensation and management functions, compensation we pay to our named executive officers may not be subject to limitation under Section 162(m) of the Code to the extent such compensation is attributable to services rendered to our operating partnership. In the past, the Internal Revenue Service has issued a series of private letter rulings that indicate that compensation paid by an operating partnership to named executive officers of a REIT that serves as its general partner is not subject to limitation under Section 162(m) of the Code to the extent such compensation is attributable to services rendered to the operating partnership.

Administration of the 2015 Omnibus Plan

The 2015 Omnibus Plan is administered by the Compensation Committee of our board of directors. Subject to the terms of the 2015 Omnibus Plan, the Compensation Committee determines which employees and consultants will receive awards under the 2015 Omnibus Plan, the dates of grant, the number and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award.

In addition, the Compensation Committee has the authority to determine whether any award may be settled in cash, shares of our common stock, other securities, or other awards or property. The Compensation Committee has the authority to interpret the 2015 Omnibus Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the 2015 Omnibus Plan or any awards granted under the 2015 Omnibus Plan as it deems to be appropriate. The Compensation Committee may also delegate any of its powers, responsibilities or duties to any person who is not a member of the Compensation Committee or any administrative group within the Company. Our board of directors may also grant awards or administer the 2015 Omnibus Plan, and our board of directors is permitted to take any actions the Compensation Committee is permitted to take with respect to the 2015 Omnibus Plan.

Conditions on Awards

All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the Compensation Committee, in its sole discretion, subject to certain limitations provided in the 2015 Omnibus Plan. Each award granted under the 2015 Omnibus Plan will be evidenced by an award agreement, which will govern that award’s terms and conditions. To the extent necessary to do so, in the case of any conflict or potential inconsistency between the 2015 Omnibus Plan and a provision of any award or award agreement with respect to an award, the 2015 Omnibus Plan will govern.

The Compensation Committee may condition the vesting of or the lapsing of any applicable vesting restrictions or conditions on awards upon the attainment of performance goals, continuation of service, or any other term or conditions. If performance goals are established by the Compensation Committee in connection with the grant of an award, they will be based upon performance criteria which may include one or more of the following (“Performance Criteria”): measures of efficiency (including operating efficiency, productivity ratios or other similar measures); measures of achievement of expense targets, costs reductions, working capital, cash levels or general expense ratios; asset growth; earnings per share or net earnings; enterprise value or value creation targets; combined net worth; debt to equity ratio; revenue sales, net revenues or net sales measures; gross profit or operating profit measures (before or after taxes); investment performance; income or operating income measures (with or without investment income or income taxes, before or after risk adjustment, or other similar measures); cash flow; margin; net income (before or after taxes); earnings before interest, taxes, depreciation and/or amortization; return measures (including return on capital, invested capital, total capital, tangible capital, expenses, tangible expenses, equity, revenue, investment, assets or net assets or total stockholder return or similar measures); market share measures; measures of balance sheet achievements (including debt reductions, leverage ratios or other similar measures); increase in the fair market value of the Company’s common stock; changes (or the absence of changes) in the per share or aggregate fair market value of the Company’s common stock; the achievement of specific Company milestones such as the completion of this initial public offering or the registration and listing of the shares of common stock sold in the private offering; and number of securities sold and funds from operations. The vesting conditions placed on any award need not be the same with respect to each grantee and the Compensation Committee has the sole discretion to amend any outstanding award to accelerate or waive any or all restrictions, vesting provisions or conditions set forth in the award agreement. Any of the above criteria may be used with or without adjustment for extraordinary items or nonrecurring items and may be measured in absolute terms or relative to historic performance or the performance of other companies or an index, and to the extent permitted under Section 162(m) of the Code (taking into account any transition relief available thereunder), the Compensation Committee may provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with GAAP, to any of the Performance Criteria for one or more of the items of gain, loss, profit or expense.

Types of Awards

The 2015 Omnibus Plan provides for the grant of stock options intended to meet the requirements of “incentive stock options” under Section 422 of the Code as well as “non-qualified stock options” that do not meet such requirements, SARs, restricted stock, restricted stock units, LTIP units, dividend equivalent rights and other equity-based, equity-related or cash-based awards (including performance-based awards). Incentive stock options may be granted only to employees. All other awards may be granted to employees and consultants. Our non-employee directors are not permitted to participate in the 2015 Omnibus Plan.

Stock Options

An award of a stock option gives a grantee the right to purchase a certain number of shares of our common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The term of a stock option may not exceed 10 years from the date of grant. Incentive stock options may only be granted from a plan that has been approved by our stockholders and will be exercisable in any fiscal year only to the extent that the aggregate fair market value of our common stock with respect to which the incentive stock options are exercisable for the first time does not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant. The exercise price of any stock option may be paid using (i) cash, check or certified bank check, (ii) shares of our common stock, (iii) a net exercise of the stock option, (iv) other legal consideration approved by the Company and permitted by applicable law and (v) any combination of the foregoing.

Stock Appreciation Rights

A SAR entitles the grantee to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares subject to the SAR. The term of a SAR may not exceed 10 years from the date of grant. Payment to a grantee upon the exercise of a SAR may be either in cash or shares of our common stock as determined by the Compensation Committee.

Restricted Stock

A restricted stock unit award is an award of outstanding shares of our common stock that does not vest until a specified period of time has elapsed, or other vesting conditions have been satisfied as determined by the Compensation Committee, and which will be forfeited if the conditions to vesting are not met. The Company issues a certificate representing the shares of restricted stock, registered in the name of the grantee, and the Company may hold the certificate until the restrictions upon the award have lapsed. During the period that any restrictions apply, the transfer of stock awards is generally prohibited. Grantees have full voting rights with respect to their restricted shares. All dividend payments will be retained by the Company for the account of the relevant grantee during the vesting period. Such dividend payments will revert back to the Company if the restricted share upon which such dividends were paid reverts back to the Company. Upon vesting of the restricted share, any dividend payments will be paid to the grantee (without interest).

Restricted Stock Units

A restricted stock unit is an unfunded and unsecured obligation to issue a share of common stock (or an equivalent cash amount) to the grantee in the future. Restricted stock units become payable on terms and conditions determined by the Compensation Committee and will be settled either in cash or shares of our common stock as determined by the Compensation Committee.

LTIP Units

Long-term incentive plan unit (“LTIP unit”) awards consist of a grant of limited partnership units of our operating partnership (or any successor entity), the entity through which we conduct substantially all our business. LTIP units can be granted either as free-standing awards or in tandem with other awards under the 2015 Omnibus Plan and are valued by reference to the value of shares of our common stock. LTIP unit awards are structured to qualify as so-called “profits interests” for U.S. federal income tax purposes, meaning that no income will be recognized by the recipient upon grant or vesting, and we will not be entitled to any corresponding deduction. As profits interests, LTIP units will not initially have full parity with OP units with respect to liquidating distributions, but upon the occurrence of specified events could over time achieve such parity and thereby accrete to an economic value equivalent to shares of our common stock on a one-for-one basis. However, there are circumstances under which such parity would not be reached, in which case the value of the LTIP unit award would be reduced. If LTIP units are not disposed of within the one-year period beginning on the date of grant of the LTIP unit award, any gain (assuming the applicable tax elections are made by the grantee) realized by the recipient upon disposition will be taxed as long-term capital gain.

Dividend Equivalent Rights

Dividend equivalent rights entitle the grantee to receive amounts equal to all or any of the ordinary cash dividends that are paid on the shares underlying a grant while the grant is outstanding. Dividend equivalent rights may be paid in cash, in shares of our common stock or in another form. The Compensation Committee will determine whether dividend equivalent rights will be conditioned upon the vesting or payment of the grant to which they relate and the other terms and conditions of the grant.

Other Stock-Based or Cash-Based Awards

Under the 2015 Omnibus Plan, the Compensation Committee may grant other types of equity-based, equity-related or cash-based awards subject to such terms and conditions that the Compensation Committee may determine. Such awards may include the grant or offer for sale of unrestricted shares of our common stock, performance share awards, and performance units settled in cash.

Performance-Based Awards

At the discretion of the Compensation Committee, other stock-based or cash-based awards may be granted in a manner which is intended to be deductible by the Company under Section 162(m) of the Code (taking into account any transition relief available thereunder). In such event, the performance-based award will be determined based on the attainment of written objective performance goals based on one or more of the Performance Criteria, and may be measured in absolute terms or relative to historic performance or the performance of other companies or an index. The performance goal(s) must be approved by the Compensation Committee for a performance period established by the Compensation Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if the performance period is less than one year, the number of days which is equal to 25% of the relevant performance period. When setting performance goals, the Compensation Committee will also prescribe a formula to determine the amount of the performance-based award that may be payable upon the level of attainment of the performance goals during the performance period. Following the completion of each performance period, the Compensation Committee will have the sole discretion to determine whether the applicable performance goals have been met with respect to each individual, and if they have, will certify the amount of the applicable performance-based award.

Adjustments

In connection with a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution, the Compensation Committee may make adjustments as it deems appropriate in (i) the maximum number of shares of our common stock reserved for issuance as grants, (ii) the maximum number of stock options and SARs that any individual participating in the 2015 Omnibus Plan may be granted in any fiscal year, (iii) the number and kind of shares covered by outstanding grants, (iv) the kind of shares that may be issued under the 2015 Omnibus Plan and (v) the terms of any outstanding stock awards, including exercise or strike price, if applicable, and, if required by Maryland law, subject to approval by our board of directors.

Amendment; Termination

Our board of directors or the Compensation Committee may amend or terminate the 2015 Omnibus Plan at any time, provided that no such amendment may materially adversely impair the rights of a grantee of an award without the grantee’s consent. Our stockholders must approve any amendment if their approval is required in order to comply with the Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2015 Omnibus Plan will terminate on August 2, 2025, but any outstanding award will remain in effect until the underlying shares are delivered or the award lapses.

Change in Control

Unless the Compensation Committee determines otherwise, or as otherwise provided in the applicable award agreement, if a participant’s employment is terminated by us without “cause” (as defined in the 2015 Omnibus Plan) or the participant resigns his or her employment for “good reason” (as defined in the 2015 Omnibus Plan), in either case, on or within two years after a “change in control” (as defined in the 2015 Omnibus Plan), (i) all outstanding awards will become fully vested (including lapsing of all restrictions and conditions), and, as applicable, exercisable, (ii) any outstanding performance-based awards will be deemed earned at target level (or, if no target level is specified, the maximum level) with respect to all open performance periods and (iii) any shares deliverable pursuant to restricted stock units will be delivered promptly following the termination. In the event of a change in control, the Compensation Committee may also (i) provide for the assumption of or the issuance of substitute awards, (ii) provide that for a period of at least 20 days prior to the change in control, stock options or SARs that would not otherwise become exercisable prior to a change in control will be exercisable as to all shares of common stock, as the case may be, subject thereto and that any stock options or SARs not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control, (iii) modify the terms of such awards to add events or conditions (including the termination of employment within a specified period after a change in control) upon which the vesting of such awards will accelerate, (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the Compensation Committee) after closing or (v) settle awards for an amount (as determined in the sole discretion of the Compensation Committee) of cash or securities (in the case of stock options and SARs that are settled in cash, the amount paid will be equal to the in-the-money spread value, if any, of such awards).

In general terms, except in connection with any initial public offering, a change in control under the 2015 Omnibus Plan occurs if:

•	during any period of not more than 36 months, individuals who constitute the board of directors as of the beginning of the period whose appointment or election is endorsed by two-thirds of the incumbent directors no longer constitute a majority of the board;

•	a person becomes a beneficial owner of our capital stock representing 30% of the voting power of our outstanding capital stock;

•	we merge into another entity, unless (a) more than 50% of the combined voting power of the merged entity or its parent is represented by our voting securities that were outstanding immediately prior to the merger, (b) the board of directors prior to the merger constitutes at least a majority of the board of the merged entity or its parent following the merger and (c) no person is or becomes the beneficial owner of 30% or more of the combined voting power of the outstanding capital stock eligible to elect directors of the merged entity or its parent;

•	we sell or dispose of all or substantially all of our assets (other than to a Company affiliate); or

•	we are liquidated or dissolved.

Clawback

All awards under the 2015 Omnibus Plan will be subject to any clawback or recapture policy that we may adopt from time to time.

2015 Non-Employee Director Plan

Our board of directors has adopted, and our stockholders have approved, the Clipper Realty Inc. 2015 Non-Employee Director Plan (the “2015 Director Plan”). The 2015 Director Plan has been effective since August 3, 2015, the date on which the 2015 Director Plan was approved by our stockholders.

The description of the 2015 Director Plan is the same as the description for the 2015 Omnibus Plan, except for the following key differences: (i) a total of 350,000 shares of our common stock are reserved and available for issuance under the 2015 Director Plan; (ii) the aggregate awards that may be granted to any single non-employee director during a fiscal year, solely with respect to his or her service as a director of the board, may not exceed $1,000,000 (except with respect to the grant of the LTIP units to Mr. Levinson following the completion of the private offering with a value of $1,350,000); (iii) there is no separate limit on the number of shares of our common stock that may be granted to any single individual during a fiscal year in the form of stock options or SARs; (iv) our non-employee directors are the only permitted grantees in the 2015 Director Plan; (v) incentive stock options may not be granted to non-employee directors; and (vi) unless the Compensation Committee determines otherwise, in the event of a change in control, all outstanding awards will become fully vested (including lapsing of all restrictions and conditions) and, as applicable, exercisable.

2015 Executive Incentive Compensation Plan

Our board of directors has adopted, and our stockholders have approved, the Clipper Realty Inc. 2015 Executive Incentive Compensation Plan (the “Bonus Plan”). The Bonus Plan has been effective since August 3, 2015, the date on which the Bonus Plan was approved by our stockholders.

The purposes of the Bonus Plan are to help us attract, retain and motivate participating eligible executives by providing incentive awards that ensure a strong pay-for-performance linkage, and to permit the incentive awards to qualify as performance-based compensation under Section 162(m) of the Code (taking into account any transition relief available thereunder). To accomplish these purposes, the Bonus Plan provides for the grant of cash-based or equity-based awards (collectively, “awards”) to any employee who, in the discretion of the Compensation Committee, is likely to be a “covered employee” under 162(m) of the Code for the year in which an award is payable and any other executives selected by the Compensation Committee for participation in the Bonus Plan.

Administration of the Bonus Plan

The Bonus Plan is administered by the Compensation Committee. Subject to the terms of the Bonus Plan, the Compensation Committee selects the persons to be granted awards under the Bonus Plan, determines the time when awards will be granted, determines whether objectives and conditions for earning awards have been met, determines whether awards will be paid at the end of the performance period or deferred, and determines whether an award should be reduced or eliminated. In addition, the Compensation Committee interprets the Bonus Plan and may adopt written policies or rules as it deems necessary or desirable for the implementation and administration of the Bonus Plan. The Compensation Committee generally may delegate its powers, responsibilities or duties to employees of the Company as it deems necessary or appropriate.

Types of Awards

Awards may be paid in cash or in the form of equity-based awards. Awards that are granted and denominated in cash may be paid under the Bonus Plan, the 2015 Omnibus Plan or any other plan maintained by the Company, and awards that are granted in the form of equity-based awards are issued pursuant to the 2015 Omnibus Plan or any other plan maintained by the Company for equity-based awards at the time of grant.

Award Limitations

No participant may receive with respect to any fiscal year an award under the Bonus Plan of more than $2,000,000 or more than 300,000 shares. In the event the performance period for an award is more than one fiscal year, then for purposes of these limits, the award amount will be proportionately spread across the actual performance period (provided that for this purpose, the award amount may not be spread across more than four years).

Performance-Based Awards

In connection with the grant of each award under the Bonus Plan, the Compensation Committee will (i) establish the performance goal(s) and the performance period applicable to such award, (ii) establish the formula for determining the amounts payable based on achievement of the applicable performance goal(s), (iii) determine the consequences of the participant’s termination of employment or demotion or promotion during the performance period and (iv) establish such other terms and conditions for the award as the Compensation Committee deems appropriate. Performance goals will be based on one or more of the Performance Criteria, and may be measured in absolute terms or relative to historic performance or the performance of other companies or an index.

The foregoing will be accomplished (i) while the outcome for the performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if the performance period is less than one year, the number of days which is equal to 25% of the relevant performance period. Following the completion of each performance period, the Compensation Committee will certify in writing the degree to which the applicable performance goals have been met with respect to each participant. The award for each participant will be determined by applying the applicable formula for the performance period based upon the level of achievement of the performance goals. The Compensation Committee may, in its sole discretion, reduce or eliminate (but not increase) any award payable to any participant for any reason, including without limitation to reflect individual or business performance and/or unanticipated or subjective factors.

Amendment; Termination

In general, the Compensation Committee may amend the Bonus Plan at any time, except that no amendment may be effective without the approval of our stockholders if such approval is necessary to comply with the exemption for performance-based compensation from the limitation on deductibility imposed by Section 162(m) of the Code. The Bonus Plan will continue to be in effect until terminated by the Compensation Committee.

Clawback

All awards under the Bonus Plan are subject to any clawback or recapture policy that we may adopt from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Private Offering; Formation Transactions and Related Transactions

1,000,000 of the shares in the private offering were sold directly by us to members of our management and board of directors, and their friends, family members and affiliates.

In connection with the private offering, we consummated the following formation transactions:

•	We formed our operating partnership, of which we are the sole general partner. The holders of LTIP units, are the initial limited partners of our operating partnership.

•	We invested the net proceeds from the private offering to our operating partnership and our operating partnership used such proceeds to acquire class A LLC units in each of the predecessor entities. Our operating partnership became the managing member of each of our predecessor entities.

•	Prior to the contribution by our operating partnership described above, our predecessor entities distributed approximately $15 million of available unrestricted cash to the continuing investors.

•	The continuing investors had their LLC interests in the predecessor entities converted into class B LLC units. In addition, we issued to one continuing investor 755,939 shares of our common stock.

•	We issued shares of our special voting stock to our continuing investors equal to the same number of class B LLC units issued to them.

•	We granted to members of our senior management team a total of 273,335 LTIP units, and to our non-employee directors a total of 105,001 LTIP units, all of which are subject to certain vesting requirements.

•	We entered into the tax protection agreement described below with our continuing investors.

•	We entered into the services agreements described below.

•	We entered into employment agreements with David Bistricer, Lawrence Kreider, JJ Bistricer and Jacob Schwimmer providing for salary, bonus and other benefits, including certain payments and benefits upon a termination of employment under certain circumstances and the issuance of equity awards as described under “Management—Employment Agreements.” Under those employment agreements, David Bistricer, JJ Bistricer and Jacob Schwimmer spend such time on matters relating to our company as is appropriate and Lawrence Kreider spends all of his working time on matters relating to our company.

•	We entered into indemnification agreements with our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against such persons in their capacities with us and our subsidiaries.

•	David Bistricer and entities controlled by Sam Levinson were released from and otherwise indemnified for liabilities arising under certain guarantees and indemnities with respect to approximately $721.1 million of mortgage loans on our properties, which were assumed by us upon closing of the formation transactions in respect of obligations arising after the closing of the private offering. The guarantees and indemnities with respect to all of the indebtedness are, in most instances, limited to losses incurred by the applicable lender arising from acts such as fraud, misappropriation of funds, intentional breach, bankruptcy and certain environmental matters. In connection with our assumption of these mortgage loans, we have sought to have the guarantors and/or indemnitors released from these guarantees and indemnities and to have our operating partnership assume any such guarantee and indemnity obligations as replacement guarantor and/or indemnitor. To the extent lenders did not consent to the release of these guarantors and/or indemnitors, and they remain guarantors and/or indemnitors on assumed indebtedness following the private offering, our operating partnership entered into indemnification agreements with the guarantors and/or indemnitors pursuant to which our operating partnership is obligated to indemnify such guarantors and/or indemnitors for any amounts paid by them under guarantees and/or indemnities with respect to the assumed indebtedness. We believe that since we control the properties, it is appropriate, and consistent with market practice, for Mr. Bistricer and entities controlled by Mr. Levinson to be indemnified by our operating partnership to the extent the lenders did not consent to the release of these guarantors and/or indemnitors. In addition, in connection with future mortgage loans that we would enter into in connection with future property acquisitions or refinancing of our properties, we intend to enter into any necessary guarantees directly and neither Mr. Bistricer and entities controlled by Mr. Levinson nor any of our other directors, executive officers or stockholders would be expected to enter into such guarantees.

•	We entered into a continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and the other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units.

Non-Contributed Properties and Businesses

All of the previous employees of our Predecessor’s management companies who spent a majority of their time on matters related to the properties in our portfolio became our employees. We entered into two services agreements with entities that own interests in the non-contributed properties and businesses. One of these agreements is a services agreement under which the non-contributed properties and businesses continue to provide us with the services they previously provided to the properties in our portfolio, including certain construction and information technology services, finance services and executive support services, and one is a services agreement with the non-contributed properties and businesses pursuant to which our employees continue to provide the services they previously provided for those non-contributed properties and businesses, including certain financial controller services and leasing services. The term of each services agreement commenced on August 3, 2015 and each will terminate on August 3, 2018, unless earlier terminated pursuant to the provisions therein or renewed by mutual consent of the parties thereto. We expect that the net amount paid by or to us under these agreements will not exceed $120,000 per year.

Tax Protection Agreement

We do not presently intend to sell or take any other action that would result in a tax protection payment with respect to the properties covered by the tax protection agreement. We entered into a tax protection agreement with our continuing investors pursuant to which we agreed to indemnify the continuing investors against certain tax liabilities incurred during the 8-year period following the private offering (or with respect to item (iv) below, certain tax liabilities resulting from certain transfers occurring during the 8-year period following the private offering) if those tax liabilities result from (i) the sale, transfer, conveyance or other taxable disposition of any of the properties of our LLC subsidiaries, (ii) any of Renaissance, Berkshire or Gunki failing to maintain a level of indebtedness allocable for U.S. federal income tax purposes to any of the continuing investors such that any of the continuing investors is allocated less than a specified minimum indebtedness in each such LLC subsidiary (in order to comply with this requirement, (1) Renaissance needs to maintain approximately $101.3 million of indebtedness, (2) Berkshire needs to maintain approximately $125.8 million of indebtedness and (3) Gunki needs to maintain approximately $34.4 million of indebtedness), (iii) in a case that such level of indebtedness cannot be maintained by the applicable LLC subsidiary, failing to make available to such a continuing investor the opportunity to execute a guarantee of indebtedness of the LLC subsidiary meeting certain requirements that would enable the continuing investor to continue to defer certain tax liabilities, or (iv) the imposition of New York City or New York State real estate transfer tax liability imposed upon a continuing investor as a result of the formation transactions, private offering, this offering and/or certain subsequent transactions (including subsequent issuances of additional LLC units or interests, issuances of OP units by the operating partnership, issuances of common stock by Clipper Realty, issuances of common stock in exchange for class B LLC units, or dispositions of property by any LLC subsidiary) or as a result of any of those transfers being aggregated. See “Risk Factors—Risks Related to Real Estate.” We estimate that had all of their assets subject to the tax protection agreement been sold in a taxable transaction immediately after the private offering, the amount of our LLC subsidiaries’ indemnification obligations under the tax protection agreement (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $364.9 million. In addition, we estimate that if New York City or New York State real estate transfer taxes had been imposed on our continuing investors, the maximum amount of our LLC subsidiaries’ indemnification obligations pursuant to the tax protection agreement in respect of New York City or New York State real estate transfer tax liability (based on then current tax rates and the valuations of our assets based on the private offering price of $13.50 per share, and including additional payments to compensate the indemnified continuing investors for additional tax liabilities resulting from the indemnification payments) would have been approximately $74.9 million (although the amount may have been significantly less).

Operating Partnership Agreement and Limited Liability Company Agreements

Concurrently with the completion of the private offering, we entered into the operating partnership agreement with the various persons who received LTIP units, and the operating partnership entered into amended and restated limited liability company agreements with the various continuing investors in our LLC subsidiaries; these include certain members of our senior management team and our other continuing investors. As a result, such persons became either limited partners of our operating partnership or non-managing members in our LLC subsidiaries.

Pursuant to the partnership agreement and LLC agreements, each limited partner of our operating partnership has the right, subject to the terms and conditions set forth in the partnership agreement to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between the operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering person in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement). See “Description of the Limited Partnership Agreement of Our Operating Partnership.”

Each non-managing member of the LLC subsidiaries has the right, subject to the terms and conditions set forth in the LLC agreements, to require the operating partnership to exchange all or a portion of the class B LLC units held by such non-managing member, together with the same number of shares of our special voting stock, for a cash amount equal to the number of tendered class B LLC units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the LLC agreements), unless the terms of such class B LLC units or a separate agreement entered into between an LLC subsidiary and the holder of such class B LLC units provides that the holder is not entitled to a right of exchange or imposes conditions on the exercise of such right of exchange. On or before the close of business on the fifth business day after we and the operating partnership receive a notice of exchange, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered class B LLC units from the tendering non-managing member in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each class B LLC unit (subject to anti-dilution adjustments provided in the LLC agreements). See “Description of the Limited Liability Company Agreements of our LLC Subsidiaries.”

We entered into the continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and the other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units.

Indemnification of Our Directors and Officers

To the maximum extent permitted by Maryland law in effect from time to time, our charter authorizes us to indemnify any individual who serves or has served, and our bylaws obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as a present or former director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities. Our charter authorizes us, and our bylaws require us, without requiring a preliminary determination of such individual’s ultimate entitlement to indemnification, to pay or reimburse any such individual’s reasonable expenses in advance of final disposition of a proceeding.

Following completion of the private offering, we entered into indemnification agreements with each of our directors and executive officers that provided for indemnification and advance of expenses to the maximum extent permitted by Maryland law. See “Management—Limitations on Liabilities and Indemnification of Directors and Officers” and “Description of the Limited Liability Company Agreements of Our LLC Subsidiaries—Management Liability and Indemnification.”

Investment Policy

Clipper Equity, which includes the real estate business of David Bistricer that our company is not investing in, owns interests in and controls and manages entities that own interests in multi-family and commercial properties in the New York metropolitan area. Each of David Bistricer, our Co-Chairman and Chief Executive Officer, Sam Levinson, our Co-Chairman and the Head of our Investment Committee, JJ Bistricer, our Chief Operating Officer, and Jacob Schwimmer, our Chief Property Management Officer, is involved with Clipper Equity and will continue to be involved with Clipper Equity.

We will generally target wholly-owned multi-family and commercial properties located in the New York metropolitan area; however, we may also make majority or minority investments alongside partners. We do not believe that the properties or businesses of Clipper Equity that our company is not investing in are consistent with our portfolio composition, management or strategic direction.

We have adopted an Investment Policy that provides that our directors and officers, including officers involved with Clipper Equity, will not invest in any multi-family or commercial property (other than excluded assets) located in the metropolitan New York City area, unless the investment opportunity is first offered to our company and our board of directors (or an independent committee of our board of directors) determines that our company will not pursue the investment opportunity. Our officers and directors, including each of David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, can pursue investment opportunities related to excluded assets which include (i) for-sale condominium or cooperative conversion or development projects, (ii) projects that would require us to obtain guarantees from 3rd parties or to backstop obligations of other parties, or (iii) land acquisitions, without offering them to our company.

Related Party Transaction Approval Policy

Our board of directors will adopt, prior to completion of this offering, a written related party transaction approval policy pursuant to which an independent committee (which may be a standing or ad hoc committee) of our board of directors will review and approve or take such other action as it may deem appropriate with respect to the following transactions:

•	a transaction in which we are a participant and which involves an amount exceeding $120,000 and in which any of our directors, officers or 5% stockholders, or any other “related person” as defined in Item 404 of SEC Regulation S-K (“Item 404”), has or will have a direct or indirect material interest;
•	any material amendment, modification or extension of the tax protection agreement, services agreements or continuing investors registration rights agreement; and
•	any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404.

This policy will set forth factors to be considered by an independent committee in determining whether to approve any such transaction, including the nature of our involvement in the transaction, whether we have demonstrable business reasons to enter into the transaction, whether the transaction would impair the independence of a director and whether the proposed transaction involves any potential reputational or other risk issues.

To simplify the administration of the approval process under this policy, an independent committee may, where appropriate, establish guidelines for certain types of related party transactions or designate certain types of such transactions that will be deemed pre-approved. This policy will also provide that the following transactions are deemed pre-approved:

•	decisions on compensation or benefits or the hiring or retention of our directors or executive officers, if approved by the applicable committee of the board of directors;
•	the indemnification and advancement of expenses pursuant to our charter, bylaws or an indemnification agreement; and
•	transactions where the related person’s interest or benefit arises solely from such person’s ownership of our securities and holders of such securities receive the same benefit on a pro rata basis.

If our board of directors appoints an ad hoc independent committee to review and take action with regard to any one or more related party transactions, the committee will be comprised of at least three independent directors. A director on any committee considering a related party transaction who has an interest in the transaction will not participate in the consideration of that transaction unless requested by the chairperson of the committee.

This policy will not apply to the implementation or administration of the tax protection agreement, the services agreements or the continuing investors registration rights agreement.

SELLING STOCKHOLDERS

The following table sets forth information, as of             , 2015, with respect to the selling stockholders and common stock beneficially owned by the selling stockholders that the selling stockholders propose to offer pursuant to this prospectus. In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control; and

•	all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days). The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person.

The common stock offered by the selling stockholders pursuant to this prospectus were originally issued and sold by us in connection with the private offering. The term “selling stockholder” includes the holders of our common stock listed below and the beneficial owners of our common stock and their transferees, pledgees, donees or other successors.

The selling stockholders who do not sell all of the shares of our common stock beneficially owned by them in this offering have agreed with FBR Capital Markets & Co. to restrictions on their ability to sell any shares of our common stock they do not sell in this offering for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part. See “Underwriting.”

Percentage ownership calculations are based on         shares of common stock outstanding as of          , 2015. To our knowledge, except as indicated in the footnotes to the following table and under applicable community property laws, the persons or entities identified in the table below have sole voting and investment power with respect to all of the common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering		Number of Shares Being	Shares Beneficially Owned After the Offering
	Shares	Percentage	Offered	Shares	Percentage
Name of Beneficial Owner

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power of such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

Immediately following the completion of this offering, there will be                   shares of our common stock outstanding. The following table sets forth information, as of September 1, 2015, known to us about the beneficial ownership of shares of our common stock immediately before this offering and immediately after this offering by our 5% or greater stockholders and by our executive officers and directors.

	Immediately Prior to This Offering		Immediately After This Offering
Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percent of Class	Number of Common Shares Beneficially Owned	Percent of Class

5% or Greater Stockholders

David Bistricer
Moric Bistricer
Trapeze Inc.
Trapeze D Holdings LLC
ECL Holdings LLC
Eva Schwimmer
Schwimmer Family Irrevocable Gift Trust 2
David Bistricer Trust of 2014
Moric Bistricer Trust of 2014

Executive Officers and Directors

David Bistricer
Sam Levinson
Robert J. Ivanhoe
Howard Lorber
Roberto Verrone
Lawrence E. Kreider, Jr.
J.J. Bistricer
Jacob Schwimmer

All executive officers and directors as a group (8 persons)

DESCRIPTION OF SHARE CAPITAL

The following description of the material terms of our stock is only a summary. For a complete description, we refer you to the Maryland General Corporation Law, and our charter and our bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our charter provides that our board of directors, without common stockholder approval, may amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series. On the date hereof, we have 11,422,606 shares of our common stock, 26,317,396 shares of our special voting stock, and no shares of our preferred stock, issued and outstanding. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of the stockholder’s status as a stockholder. Following this offering,           shares of common stock will be outstanding (                shares if the underwriters exercise their option to purchase additional shares in full).

Shares of class B LLC units in our predecessor entities are exchangeable, together with an equal number of shares of our special voting stock, for an amount of cash equal to the fair market value of an equal number of shares of our common stock or, at our election, an equal number of shares of our common stock, subject to certain adjustments and restrictions.

Common Stock

All of the shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, holders of our common stock are entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for distribution to our stockholders, and will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Subject to (a) the specific class voting rights, if any, of holders of any other class or series of our stock, (b) certain restrictions required by the registration rights agreement on the rights of our directors and executive officers, and their affiliates, to vote at a special election meeting, on certain amendments to our charter and bylaws relating to special election meetings and the vote required to amend such provisions and, after a special election meeting and, until our common stock is listed on a national securities exchange as required by the registration rights agreement, on the removal or reelection of directors initially elected at a special election meeting and the expansion of the size of the board of directors, and (c) to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Except as provided with respect to any other class or series of our stock (including our special voting stock), the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors and directors will be elected by a plurality of the votes cast in the election of directors, which means that stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors (including holders of our special voting stock) can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, all holders of our common stock will have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, except for amendments to the provisions of our charter relating to the removal of directors and the vote required to amend the removal provision, which must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. In addition, as long as the registration rights agreement remains in effect, our directors and executive officers, as well as their affiliates, are not entitled to vote on amendments to certain provisions of our charter relating to special election meetings or the vote required to amend such provisions. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. Because our operating assets may be held by our wholly owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Except for amendments to certain provisions of our bylaws relating to any special election meeting described below under the caption “Certain Provisions of Maryland Law and Clipper Realty’s Charter and Bylaws – Special Meetings of Stockholders,” or the vote required to amend such provisions, which, for so long as the registration rights agreement remains in effect, must be approved by our board of directors and the holders of two-thirds of our outstanding common stock, excluding shares held by our directors and executive officers and their affiliates, and our special voting stock, our board of directors has the exclusive power to amend our bylaws.

Special Voting Stock

Holders of our special voting stock are entitled to vote together as a single class with holders of our common stock on all matters (other than, for so long as the registration rights agreement remains in effect, matters considered at a special election meeting, amendments to certain provisions of our charter and bylaws relating to special election meetings and the vote required to amend such provisions and, after a special election meeting and until our common stock is listed on a national securities exchange as required by the registration rights agreement, the removal or reelection of directors initially elected at a special election meeting or the expansion of the size of the board of directors) brought before our common stockholders, including the election of directors, on an as-exchanged basis, as if such holder of our special voting stock had exchanged any LLC units in our predecessor entities held by such holder for shares of our common stock. In addition, holders of our special voting stock have the exclusive right to vote, as a single class, on any amendment to our charter on which our stockholders are entitled to vote that would alter only the contract rights, as expressly set forth in our charter, of the special voting stock. Holders of our special voting stock are not entitled to any dividends or other distributions from us, including any distribution of our assets upon our liquidation, dissolution or winding up, except that holders of special voting stock may receive distributions of our securities, including shares of any class or series of our stock, when, as and if authorized by our board of directors and declared by us. Holders of our special voting stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Shares of our special voting stock are exchangeable, together with an equal number of class B LLC units in our predecessor entities, for an amount of cash equal to the fair market value of an equal number of shares of our common stock or, at our election, an equal number of shares of our common stock, subject to certain adjustments and restrictions.

Power to Reclassify and Increase the Number of Authorized Shares of Stock

Our board of directors may, without common stockholder approval, classify any unissued shares of our preferred stock and reclassify any unissued previously-classified shares of our stock into other classes or series of stock. Before authorizing the issuance of shares of any new class or series, our board of directors must set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms and conditions of redemption for each class or series of stock. In addition, our charter authorizes our board of directors, with the approval of a majority of the entire Board and without common stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “Material U.S. Federal Income Tax Consequences—Taxation of the Company as a REIT—Requirements for Qualification.”

Our charter contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our common stock, excluding any shares of such class or series of common stock that are not treated as outstanding for federal income tax purposes, or 9.8% of the aggregate value of all our outstanding stock, excluding any shares of our stock not treated as outstanding for federal income tax purposes. We refer to these restrictions collectively as the “ownership limit.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of any class or series of our common stock, or the acquisition of an interest in an entity that owns shares of our common stock of any class or series could, nevertheless, cause the acquiror or another individual or entity to own shares of our common stock of any class or series in excess of the ownership limit.

Our board of directors may, upon receipt of such representations and agreements as it may require and in its sole discretion, prospectively or retroactively, exempt a person from all or any component of the ownership limit or establish a different limit on ownership for a person if the person’s ownership in excess of the ownership limit could not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose any conditions or restrictions on such a waiver or excepted holder limit as it deems appropriate.

In connection with granting a waiver of the ownership limit or creating an excepted holder limit or at any other time, our board of directors may increase or decrease the ownership limit or any component of the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the aggregate outstanding shares of our stock or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person whose ownership of our stock at the time the ownership limit is decreased exceeds the decreased ownership limit until the person’s ownership of our stock, in the aggregate, or of the applicable classes or series of our common stock, equals or falls below the decreased ownership limit, but any acquisition of our stock, or of shares of the applicable class or series of our common stock, by such a person after the decrease in the ownership limit will violate the decreased ownership limit.

In addition to the ownership limit, our charter prohibits:

•	any person from beneficially or constructively owning shares of our stock that could result in our being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

•	until our common stock qualifies as a class of publicly offered securities or we qualify for another exception to the DOL Plan Asset Regulations (other than the insignificant participation exception), Benefit Plan Investors from beneficially owning 25% or more of the total value of the outstanding shares of our common stock, disregarding shares of common stock (or interests therein) held by Controlling Persons (other than Controlling Persons who are Benefit Plan Investors);

•	until our common stock qualifies as a class of publicly offered securities or we qualify for another exemption from the DOL Plan Asset Regulations (other than the insignificant participation exception), any person from transferring shares of our common stock unless the transferee provides to us (a) a representation that the transferee is not, and will not be acting on behalf of, a Benefit Plan Investor or Controlling Person and will not transfer or assign its interest in our common stock to any Benefit Plan Investor or Controlling Person and (b) an agreement that such transferee will obtain from its transferee the representation and agreement set forth in this sentence (including without limitation clauses (a) and (b)); and

•	until we qualify for an exception to the DOL Plan Asset Regulations (other than the insignificant participation exception), no person may transfer shares of any class or series of our stock that does not qualify as a class or series of publicly offered securities (other than shares of our common stock transferred after obtaining the representation and agreement referenced in the immediately preceding bullet) unless such person obtains from its transferee a representation and agreement that (a) such transferee is not, and will not be, and is not acting on behalf of, a Benefit Plan Investor or Controlling Person and (b) such transferee will obtain from its subsequent transferee the foregoing representations and agreements described in clauses (a) and (b).

Any person who acquires or attempts to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on transfer and ownership of our stock discussed above, or who would have owned shares of our stock that are transferred to the trust as described below, must give notice immediately to us or, in the case of a proposed transaction, give at least 15 days prior written notice to us and provide us with any other information we request in order to determine the effect of such transfer on our qualification as a REIT or our qualification for any exception from the DOL Plan Asset Regulations.

Any attempted transfer of shares of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons, or for which the intended transferee does not provide any required representation and agreement as described above, will be void and the intended transferee will acquire no rights in the shares. Any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit, our being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, or Benefit Plan Investors beneficially owning 25% or more of the total value of the outstanding shares of our common stock, disregarding shares of our common stock (or interests therein) held by Controlling Persons (other than Controlling Persons who are Benefit Plan Investors), before the time our common stock qualifies as a class of publicly offered securities or we qualify for another exception to the DOL Plan Asset Regulations (other than the insignificant participation exception), will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to one or more trusts for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in the transfer to the trust. If the transfer to the trust as described above does not occur or is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer which, if effective, would have resulted in a violation of the restrictions on ownership and transfer of our stock will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock contained in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•	the price paid by the proposed transferee for the shares or, if the event causing the shares to be held in the trust did not involve a purchase of such shares at market price, the market price of the shares on the day of such event; and

•	the net sale price received by the trustee from the sale or other disposition of the shares.

The trustee may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been transferred to the trust and that is owed by the proposed transferee to the trustee as described above. The trustee must distribute any remaining amounts held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust (or, if the event causing the shares to be held in the trust did not involve a purchase of such shares at market price, the market price of the shares on the day of such event); and

•	the market price on the date we, or our designee, accept the offer.

We may reduce the amount so payable by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been transferred to the trust and that is owed by the proposed transferee to the trustee as described above, and, in such case, we must pay such amount to the trustee for distribution to the beneficiary of the trust. We have the right to accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of our stock of each class and series that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must promptly provide to us, in writing, any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or our qualification for any exception from the DOL Plan Asset Regulations or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

Any certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Certain of these restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with any or all such restrictions is no longer required in order for us to qualify as a REIT.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Market Listing

We will apply for listing our common stock on the NYSE under the symbol “                ”.

Registration Rights

The purchasers of common stock in the private offering and their transferees, including the persons who received common stock in the formation transactions, are entitled to the benefits of a registration rights agreement between us and FBR Capital Markets & Co., the initial purchaser and placement agent in the private offering, acting for itself and for the benefit of the investors in that offering, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the registration rights agreement, we are obligated, among other things and at our expense, to use our commercially reasonable efforts to confidentially submit or file with the SEC as soon as reasonably practicable following the completion of the private offering (but in no event later than November 1, 2015) a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreement) plus any additional common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We are obligated to use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC as soon as practicable after filing, but in no event later than the earlier of (i) August 3, 2016 and (ii) 60 days after the closing of this offering (such earlier date, the “first trigger date”), so long as the closing date of this offering is not later than August 3, 2016; provided, however, that if this offering occurs within the 60 days prior to August 3, 2016, such date shall be 60 days after the closing of this offering of our common stock.

We are also required to use our commercially reasonable efforts to cause the registrable shares to be listed on a national securities exchange concurrently with the effectiveness of the resale shelf registration statement.

If (A) a resale shelf registration statement registering for resale the registrable shares has not been declared effective by the SEC by the first trigger date, or (B) despite our satisfying clause (A), the registrable shares have not been listed for trading on a national securities exchange by such first trigger date, then we will be required to call a special meeting of our stockholders , which we refer to as a “special election meeting,” for the purpose of considering and voting on proposals to expand the size of our board of directors by two, in the event of a failure to satisfy the requirements of clause (A) of this paragraph, or by three, in the event of a failure to satisfy the requirements of clause (B) of this paragraph, and to elect new directors to fill such vacancies.

If (A) a resale shelf registration statement registering for resale the registrable shares has not been declared effective by the SEC by the first anniversary of the first trigger date (the “second trigger date”), and (B) the registrable shares have not been listed for trading on a national securities exchange by such second trigger date, then we will be required to call a special election meeting for the purpose of considering and voting on proposals to remove all of the then-serving directors of our company and to elect new directors to fill the vacancies created by such removals and any other vacancies on our board of directors. Individuals nominated for election at a special election meeting in accordance with the procedures specified in the registration rights agreement will be required to resign upon the listing of the registrable shares on a national securities exchange.

The holders of at least two-thirds of the outstanding registrable shares (other than registrable shares held by certain of our directors or executive officers or their affiliates) may waive or defer the requirement that we hold any special election meeting. Our directors and officers and their affiliates, and holders of shares of our special voting stock, are not entitled to vote at any special election meeting.

We will use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act as soon as practicable after the filing and, subject to certain blackout periods, to continuously maintain the effectiveness of the resale shelf registration statement under the Securities Act until the first to occur of:

•	the date on which the common stock covered by the resale shelf registration statement has been resold in accordance with the resale shelf registration statement;

•	the date on which the common stock covered by the resale shelf registration statement either has been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act or are eligible for resale, without any volume or manner-of-sale restrictions or compliance by us with any current public information requirements, pursuant to Rule 144 (subject to the conditions that such shares have been transferred to an unrestricted CUSIP and have been listed on the NYSE, the NASDAQ or a similar national securities exchange); and

•	the date on which the common stock covered by the resale shelf registration statement has been sold to us or ceases to be outstanding.

All holders of the registrable shares and each of their respective direct and indirect transferees may elect to offer their shares for resale in this offering, subject to:

•	execution of a customary underwriting agreement; completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement; and provision to us of such information as we may reasonably request in writing for inclusion in the registration statement;

•	compliance with the registration rights agreement;

•	cutback rights on the part of the underwriters, provided that the holders of registrable shares will be permitted to include registrable shares comprising at least 25% of the total number of shares included in this offering; and

•	other conditions and limitations that may be imposed by the underwriters.

Election by a holder to include registrable shares in this offering will not affect the inclusion of such registrable shares in the resale shelf registration statement until such registrable shares have been sold in the offering.

We will bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state “blue sky” registration fees, except that we will not bear any brokers’ or underwriters’ discounts and commissions or transfer taxes relating to sales of our common stock. We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its common stock pursuant to these registration rights. Each selling stockholder has in turn agreed to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides to us for use in the registration statement.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement and you should read this summary together with the complete text of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement.

We also entered into a continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and the other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units.

CERTAIN PROVISIONS OF MARYLAND LAW AND CLIPPER REALTY’S

CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to the Maryland General Corporation Law, and our charter and bylaws.

Election and Removal of Directors

Our charter and bylaws provide that, except as provided in connection with a special election meeting as described below, the number of our directors may be established only by our board of directors but may not be fewer than one nor, unless our bylaws are amended, more than fifteen.

There will be no cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors will be able to elect all of the directors to be elected at any annual or special meeting of our stockholders.

Our charter provides that, at such time as we have a class of securities registered under the Exchange Act and at least three independent directors (which we expect will be upon completion of this offering), and subject to the terms of any class or series of our preferred stock and to the rights of our stockholders to fill vacancies on our board of directors at a special meeting, we elect to be subject to a provision of Maryland law requiring that vacancies on our board of directors may be filled only by the remaining directors and that any directors elected by the board of directors to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred.

Our charter provides that a director may be removed with or without cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors, except that, for so long as the registration rights agreement is in effect, after any special election meeting and until our common stock is listed on a national securities exchange as required by the registration rights agreement, holders of our special voting stock and our directors and executive officers, and their affiliates, are not entitled to vote on the removal or reelection of directors initially elected at a special election meeting or on the expansion of the size of the board of directors.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors; and

•	two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, other than the interested stockholder with whom or with whose affiliate the business combination is to be effected or an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by statute, our board of directors has adopted a resolution exempting any business combination between us and any other person that has been approved by our board of directors, including a majority of our directors who are not affiliates or associates of such person. There can be no assurance that our board of directors will not amend or revoke this resolution at any time in the future.

Control Share Acquisitions

Maryland law provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes entitled to be cast by the acquiror, officers and employees who are directors of the corporation. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would cause the acquiror to be entitled to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more.

Control shares do not include shares that the acquiror is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may, upon satisfaction of certain conditions (including an undertaking to pay expenses), compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless the corporation’s charter or bylaws provide otherwise. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes entitled to be cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•	a vacancy on the board be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast a majority of the votes entitled to be cast at a special meeting is required for stockholders to require the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors to remove a director from our board of directors, (b) vest in our board of directors the exclusive power to fix the number of directors, by vote of a majority of the entire board, and (c) require, unless called by our chairmen of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast a majority of votes entitled to be cast at the meeting to call a special meeting. Our charter provides that, at such time as we become eligible to make the election provided for under Subtitle 8 (which we expect will be upon completion of this offering) and subject to the rights, if any, of holders of any class or series of our stock other than our common stock and except at a special election meeting, vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the full term of the class of directors in which the vacancy occurred. Our board of directors is not currently classified. In the future, our board of directors may elect, without stockholder approval, to classify our board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Special Meetings of Stockholders

Either of our co-chairmen, our president, our chief executive officer or our board of directors may call special meetings of our stockholders. A special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

In addition, pursuant to the registration rights agreement and our bylaws, if (A) a resale shelf registration statement registering for resale the registrable shares has not been declared effective by the SEC by the first trigger date, or (B) despite our satisfying clause (A), the registrable shares have not been listed for trading on a national securities exchange by such first trigger date, then we will be required to call a special election meeting for the purposes of considering and voting on proposals to expand the size of our board of directors by two, in the event of a failure to satisfy the requirements of clause (A) of this paragraph, or by three, in the event of a failure to satisfy the requirements of clause (B) of this paragraph, and to elect new directors to fill such vacancies, unless the holders of at least two-thirds of the registrable shares, other than registrable shares held by our officers, directors and their affiliates, waive the requirement to call such a special meeting of stockholders.

If (A) a resale shelf registration statement registering for resale the registrable shares has not been declared effective by the SEC by the second trigger date, and (B) the registrable shares have not been listed for trading on a national securities exchange by such second trigger date, then, unless the holders of at least two-thirds of the registrable shares, other than registrable shares held by our officers, directors and their affiliates, waive the requirement to call such a special meeting of stockholders, we will be required to call a special election meeting, for the purpose of considering and voting on proposals to remove of all of the then-serving directors of our company and to elect new directors to fill the vacancies created by such removals and any other vacancies on our board of directors. Individuals nominated for election at a special election meeting in accordance with the procedures specified in the registration rights agreement will be required to resign upon the listing of the registrable shares on a national securities exchange.

For so long as the registration rights agreement is in effect, holders of our special voting stock and our directors and executive officers, and their affiliates, are not entitled to vote at any special election meeting or, after any special election meeting and until our common stock is listed on a national securities exchange as required by the registration rights agreement, on the removal or reelection of directors initially elected at a special election meeting or on the expansion of the size of the board of directors. For so long as the registration rights agreement is in effect, certain provisions of our charter and bylaws that relate to special election meetings or the vote required to amend such provisions may not be amended without the approval of our board of directors and the affirmative vote of two-thirds of votes entitled to be cast on such amendments and our directors and executive officers and their affiliates and holders of our special voting stock are not entitled to vote on such amendments.

Advance Notice of Director Nomination and New Business

Our bylaws provide that nominations of individuals for election to our board of directors and proposals of business to be considered by stockholders at any annual meeting of our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors or (iii) by any stockholder who was a stockholder of record, as of the record date for the meeting, at the time the stockholder provides the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice requirements of, and provided the information and other materials required by, our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day nor later than the 120th day before the first anniversary of the date of our proxy statement for the solicitation of proxies for the election of directors at the preceding year’s annual meeting.

Only the business specified in our notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election to our board of directors at a special meeting of stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by any stockholder who is a stockholder of record, as of the record date for the meeting, at the time the stockholder provides the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice requirements of, and provided the information and other materials required by, our bylaws. Stockholders generally must provide notice to our secretary not before the 120th day before such special meeting and after the later of the 90th day before the special meeting or the tenth day after public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

With respect to a special election meeting, our bylaws provide that nominations of individuals for election as directors at a special election meeting also may be made by holders of at least 20% of the outstanding registrable shares within the time period and containing the information specified in our bylaws and the registration rights agreement.

Competing Interests and Activities of Our Directors and Officers

Our charter provides that we renounce any interest or expectancy in, or right to be offered or to participate in, any business opportunity identified in any investment policy adopted by our board of directors or agreement with any of our directors or officers unless the policy or agreement contemplates that the director or officer must present, communicate or offer such business opportunity to us, or an identified opportunity. Accordingly, except for an identified opportunity (a) no director or officer of our company is required to present, communicate or offer any business opportunity to us and (b) any director or officer of our company, on his or her own behalf or on behalf of any other person, may hold and exploit any business opportunity, or direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to himself or herself or to any person or entity other than us. Our charter also provides that the taking by any of our directors or officers for himself or herself, or the offering or other transfer to another person or entity, of any identified opportunity, will not constitute or be construed or interpreted as an act or omission of the director committed in bad faith or as the result of active or deliberate dishonesty or receipt by the director of an improper benefit or profit in money, property, services or otherwise.

We have adopted an Investment Policy that provides that our directors and officers, including David Bistricer, Sam Levinson, JJ Bistricer and Jacob Schwimmer, are not required to present certain identified investment opportunities to us, including assets located outside the New York metropolitan area, for-sale condominium or cooperative conversions, developments projects, projects that would require us to obtain guarantees from third parties or to backstop obligations of other parties, and land acquisitions. As a result, except to the extent that our officers and directors must present certain identified business opportunities to us, our officers and directors will have no duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our subsidiaries engage or propose to engage or to refrain from otherwise competing with us.

Effect of Certain Provisions of Maryland law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Share Capital – Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our common stock or 9.8% of the aggregate value of all our outstanding stock without the approval of our board of directors. These provisions, as well as the voting power represented by our special voting stock, the business combination statute and control share statute discussed above under the captions “– Business Combinations” and “– Control Share Acquisitions” and the supermajority vote required to remove our directors or to amend certain provisions of our charter may delay, defer or prevent a change in control of us. Our board of directors has the power to increase the aggregate number of authorized shares and to classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Share Capital – General” and “Description of Share Capital – Power to Reclassify and Increase the Number of Authorized Shares of Stock,” and could authorize the issuance of shares of a class or series of stock that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of stock, without common stockholder approval, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

The provisions of our charter requiring that our directors may be removed only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors prevent our stockholders from removing incumbent directors except upon a substantial affirmative vote. Our charter and bylaws also provide that, other than in connection with a special election meeting, the number of directors may be established only by our board of directors, which prevents our stockholders from increasing the number of directors on our board of directors and filling any vacancies created by such removal with their own nominees. The provisions of our bylaws discussed above under the captions “– Special Meetings of Stockholders” and “– Advance Notice of Director Nomination and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

DESCRIPTION OF THE LIMITED PARTNERSHIP AGREEMENT OF OUR OPERATING PARTNERSHIP

The following is a summary of the material provisions of the limited partnership agreement of Clipper Realty L.P., our operating partnership. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the partnership agreement. For the purposes of this section, references to the “general partner” refer to Clipper Realty Inc.

General

Clipper Realty L.P. (the “operating partnership”) is a Delaware limited partnership. Clipper Realty Inc. is the sole general partner of the operating partnership. Pursuant to the partnership agreement of the operating partnership (the “partnership agreement”), the general partner has full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions such as acquisitions, dispositions and borrowings. No limited partner may take part in the operation, management or control of the business of the operating partnership by virtue of being a holder of OP units, LTIP units or other limited partnership units. The limited partners have no power to remove the general partner without the general partner’s consent.

The general partner is under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. However, the general partner may give priority to the separate interests of the Company and its stockholders, including with respect to tax consequences to limited partners. The general partner is not liable under the partnership agreement to the operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that the general partner has acted in good faith. We and our affiliates may also engage in any transactions with the operating partnership on such terms as we may determine in our sole and absolute discretion.

Substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through the operating partnership and its subsidiaries, and the operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Operating Partnership Interests

The operating partnership’s interests are currently classified as the general partner interest and LTIP units. The general partner is authorized to cause the operating partnership to issue limited partnership units (“OP units”) or other partnership interests and to admit additional limited partners to the operating partnership from time to time, on such terms and conditions and for such capital contributions as the general partner may establish in its sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by the operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into the operating partnership.

Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of OP units (as described below), we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to the operating partnership, thereby increasing the general partner interest.

Redemption Rights; Exchange for Common Stock

Each limited partner of our operating partnership has the right, subject to the terms and conditions set forth in the partnership agreement to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between the operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering person in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement).

Transferability of Interests

We, as general partner of the operating partnership, are not able to withdraw voluntarily from the operating partnership or transfer our interest in the operating partnership, unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the partnership agreement. The partnership agreement permits us to engage in a merger, consolidation or other combination, or sale of substantially all of our assets if:

•	we receive the consent of a majority in interest of the limited partners;

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of partnership units; or

•	as a result of such transaction all limited partners will receive, or will have the right to receive, for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without the general partner’s prior written consent, which consent may be withheld in the general partner’s sole and absolute discretion.

Distributions

The partnership agreement generally provides that the general partner may cause the operating partnership to make quarterly (or more frequent) distributions of all, or such portion as the general partner may in its sole and absolute discretion determine, of available cash (which is defined to be cash available for distribution as determined by the general partner) pro rata according to the partners’ respective percentage interests. The operating partnership also has the ability to grant preferred operating partnership interests, which would be entitled to distributions in accordance with any such preference (and, within each such class, pro rata according to their respective percentage interests).

Allocations of Net Income and Net Loss

Except as otherwise provided in the partnership agreement, net income and net loss of our operating partnership (including a corresponding share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss) are generally allocated at the end of each fiscal year to the partners in accordance with their respective percentage interests; provided that any limited partners holding preferred operating partnership interests would be allocated net income in a manner that reflects any preference in distributions. Notwithstanding the foregoing, net capital gain will be allocated first to the LTIP unitholders until the capital account balances of such LTIP unitholders are in proportion to the capital account balances of partners that are not LTIP unitholders. Under the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as the operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of the operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, we have authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of the operating partnership. The partnership agreement provides that the operating partnership is to be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, and ensure that the operating partnership will not be classified as a “publicly traded partnership” taxable as a corporation for purposes of the Code.

Term

The operating partnership will continue perpetually, unless earlier terminated in the following circumstances:

•	a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•	an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion;

•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•	the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership; or

•	the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Partnership Agreement

Amendments to the partnership agreement may only be proposed by the general partner. Generally, the partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority in interests of all limited partners. Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	convert a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modify the limited liability of a limited partner;

•	alter the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alter or modify the redemption rights provided by the partnership agreement; or

•	alter or modify the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, the general partner has the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

•	add to our obligations or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•	reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the partnership agreement and to amend the list of OP unit and LTIP unit holders in connection with such admission, substitution or withdrawal;

•	reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with the law or with the provisions of the partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership interests issued or established pursuant to the partnership agreement;

•	reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among our company and any qualified REIT subsidiary or entity that is disregarded as an entity separate from the general partner for U.S. federal income tax purposes;

•	modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•	issue additional partnership interests; and

•	reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner and which does not otherwise require the consent of each partner adversely affected.

Liability and Indemnification

Neither the general partner nor its directors and officers are liable to the operating partnership, the limited partners or their assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The partnership agreement provides for indemnification of the general partner, its affiliates and each of their respective officers, directors, employees and any persons the general partner may designate from time to time in its sole and absolute discretion, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that the operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement.

The limited partners of the operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as general partner of the operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

DESCRIPTION OF THE LIMITED LIABILITY COMPANY AGREEMENTS OF OUR LLC SUBSIDIARIES

The following is a summary of the material provisions of the amended and restated limited liability company agreements of our LLC subsidiaries, Renaissance, Berkshire, Gunki, and 50/53 JV. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the New York Limited Liability Company Act, as amended, the Delaware Limited Liability Company Act, as amended, and the limited liability company agreements. For the purposes of this section, references to the terms “operating partnership” or “managing member” refer to Clipper Realty L.P.

General

Renaissance Equity Holdings LLC is a New York limited liability company that was formed on September 22, 2005. Berkshire Equity LLC is a Delaware limited liability company that was formed on March 27, 2002. Gunki Holdings LLC is a Delaware limited liability company that was formed on January 10, 2003. 50/53 JV LLC is a Delaware limited liability company that was formed on November 26, 2014. Each LLC subsidiary is a predecessor entity of the Company.

Following the formation transactions and the amendment and restatement of the limited liability company agreement of each LLC subsidiary (the “LLC agreements”), the operating partnership is the sole managing member of each LLC subsidiary. The continuing investors are the initial non-managing members of the LLC subsidiaries. The operating partnership has, subject to certain protective rights of non-managing members described below, full, exclusive and complete responsibility and discretion in the management and control of the LLC subsidiaries, including the ability to cause an LLC subsidiary to enter into certain major transactions such as acquisitions, dispositions and borrowings. The non-managing members have no power to remove the operating partnership as managing member without the operating partnership’s consent.

The managing member is under no obligation to give priority to the separate interests of the non-managing members in deciding whether to cause an LLC subsidiary to take or decline to take any actions. If there is a conflict between the interests of our stockholders or the operating partnership or its partners on one hand and the non-managing members on the other, the managing member will endeavor in good faith to resolve the conflict in a manner not adverse to our stockholders, the operating partnership, its partners or the non-managing members. However, the managing member may give priority to the separate interests of the Company and its stockholders, including with respect to tax consequences to the members of the LLC subsidiaries. The managing member is not liable under the LLC agreements to the LLC subsidiaries or to any non-managing member for monetary damages for losses sustained, liabilities incurred, or benefits not derived by non-managing members in connection with such decisions, provided that it acted in good faith. We, the operating partnership and our affiliates may also engage in any transactions with an LLC subsidiary on such term as we may determine in our sole and absolute discretion.

LLC Units

The operating partnership owns class A units of each of the LLC subsidiaries and the continuing investors own Class B units of each of the LLC subsidiaries. The following table sets forth information about the number of class B LLC units that are held by the continuing investors in each LLC subsidiary:

LLC Subsidiary	Number of Class B LLC Units held by Continuing Investors
Renaissance Equity Holdings LLC	5,216,987
Berkshire Equity LLC	12,694,841
Gunki Holdings LLC	1,768,174
50/53 JV LLC	6,637,394

The managing member is authorized to acquire interests in, and manage and control additional limited liability companies, limited partnerships or any other entities that will become LLC subsidiaries and to issue additional LLC units or equivalent interests from time to time, on such terms and conditions and for such contributions (in cash or in kind) as the managing member may establish in its sole and absolute discretion, without the approval or consent of any non-managing member, including: (i) upon the conversion, redemption or exchange of any debt, units, interests or other securities issued by an LLC subsidiary; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into an LLC subsidiary.

The LLC agreements generally provide that the managing member may cause the LLC subsidiaries to make quarterly (or more frequent) distributions of all, or such portion as the managing member may in its sole and absolute discretion determine, of available cash (which is defined to be cash available for distribution as determined by the managing member). The holders of the class B LLC units are entitled to a preferred distribution equal to the lesser of (i) the per OP unit distribution paid by the operating partnership or (ii) a pro rata share (determined for this purpose without regard to any class A LLC units held by the operating partnership) of all of the cash flow of the applicable LLC subsidiary. The class A LLC units held by our operating partnership are entitled to any remaining cash flow of such LLC subsidiary, subject to the discretion of the managing member of the LLC subsidiary to hold surplus amounts in reserve for application in future periods, including distributions to holders of class B LLC units in the subsequent periods in accordance with the previous sentence.

Exchange Rights

Each non-managing member of the LLC subsidiaries has the right, subject to the terms and conditions set forth in the LLC agreements, to require the operating partnership to exchange all or a portion of the class B LLC units held by such non-managing member, together with the same number of shares of our special voting stock, for a cash amount equal to the number of tendered class B LLC units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the LLC agreements), unless the terms of such class B LLC units or a separate agreement entered into between an LLC subsidiary and the holder of such class B LLC units provides that the holder is not entitled to a right of exchange or imposes conditions on the exercise of such right of exchange. On or before the close of business on the fifth business day after we and the operating partnership receive a notice of exchange, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered class B LLC units from the tendering non-managing member in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each class B LLC unit (subject to anti-dilution adjustments provided in the LLC agreements).

Transferability of Interests

The operating partnership, as managing member, is not able to withdraw voluntarily from the LLC subsidiaries or transfer its interest in the LLC subsidiaries unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are either the operating partnership or substantially identical to our stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the LLC agreements. The LLC agreements permit an LLC subsidiary to engage in a merger, consolidation or other combination, or sale of substantially all of its assets if:

•	the LLC subsidiary receives the consent of the managing member and a majority in interest of the non-managing members (excluding the managing member);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of LLC units; or

•	as a result of such transaction all non-managing members will receive, or will have the right to receive, for each LLC unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of LLC units shall be given the option to exchange its LLC units for the greatest amount of cash, securities or other property that a non-managing member would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

Allocations of Net Income and Net Loss

Except as otherwise provided in the LLC agreements, net income and net loss of each LLC subsidiary (including a corresponding share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss) is generally allocated at the end of each fiscal year to its members in a manner consistent with the distributions that each member is entitled to receive; provided that any holders of the class B LLC units that are entitled to the preferred distribution will be allocated net loss only to the extent such holders have a positive capital account. Under the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as the LLCs, in a tax-free transaction must be specially allocated among the partners (the members) in such a manner so as to take into account such variation between tax basis and fair market value.

Tax Matters

Pursuant to the LLC agreements, the managing member is the tax matters member of the LLC subsidiaries and has certain other rights relating to tax matters. Accordingly, as both the managing member and tax matters partner, the operating partnership has authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of the LLC subsidiaries. The LLC agreements provide that the LLC subsidiaries are to be operated in a manner that enables us to satisfy the requirements for qualification as a REIT for federal income tax purposes, and ensure that none of the LLC subsidiaries is classified as a “publicly traded partnership” taxable as a corporation for purposes of the Code.

Term

Each LLC subsidiary will continue perpetually, unless earlier terminated in the following circumstances:

•	a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the managing member is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the managing member, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining non-managing members of the applicable LLC subsidiary, agrees in writing, in their sole and absolute discretion, to continue the business of the applicable LLC subsidiary and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor managing member;

•	an election to dissolve an LLC subsidiary made by the managing member in its sole and absolute discretion;

•	entry of a decree of judicial dissolution of an LLC subsidiary pursuant to the provisions of the Delaware Limited Liability Company Act or the New York Limited Liability Company Law, as applicable;

•	the occurrence of any sale or other disposition of all or substantially all of the assets of an LLC subsidiary or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the LLC subsidiary;

•	the exchange (or acquisition by the operating partnership) of all LLC units that the applicable LLC subsidiary has authorized other than those held by the operating partnership; or

•	the incapacity or withdrawal of the managing member, unless all of the remaining non-managing members in their sole and absolute discretion agree in writing to continue the business of the applicable LLC subsidiary and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute managing member.

Amendments to the LLC Agreements

Amendments to the LLC agreements may only be proposed by the managing member. Generally, the LLC agreements may be amended with the managing member’s approval and the approval of the non-managing members holding a majority of all outstanding LLC units of the applicable LLC subsidiary. Certain amendments that would, among other things, have the following effects, must be approved by each non-managing member adversely affected thereby:

•	modify the limited liability of a non-managing member;

•	alter the rights of any non-managing member to receive the distributions to which such non-managing member is entitled (subject to certain exceptions);

•	alter or modify the exchange rights provided by LLC agreements; or

•	alter or modify the provisions governing transfer of the managing member’s interest in the subsidiary LLCs.

Notwithstanding the foregoing, the managing member has the power, without the consent of the non-managing members, to amend the LLC agreements as may be required to:

•	add to the operating partnership’s obligations or surrender any right or power granted to the operating partnership or any of its affiliates for the benefit of the non-managing members;

•	reflect the admission, substitution, or withdrawal of members or the termination of the managing member in accordance with the LLC agreements and to amend the list of LLC units holders in connection with such admission, substitution or withdrawal;

•	reflect a change that is of an inconsequential nature or does not adversely affect the non-managing members as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the LLC agreements not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the LLC agreements that will not be inconsistent with the law or with the provisions of the LLC agreements;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of exchange of the holders of any additional LLC units issued or established pursuant to the LLC agreements;

•	reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a LLC interest among our the operating partnership and any qualified REIT subsidiary or entity that is disregarded as an entity separate from the operating partnership for U.S. federal income tax purposes;

•	modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the LLC agreements, or to the extent required by the Code or applicable income tax regulations under the Code);

•	become the managing member of additional LLC subsidiaries and issue additional LLC units; and

•	reflect any other modification to the LLC agreements as are reasonably necessary for the business or operations of the LLC subsidiaries or the managing member of the LLC subsidiaries and which does not otherwise require the consent of each member adversely affected.

Management Liability and Indemnification

Neither the managing member nor its directors and officers is liable to the LLC subsidiaries, the non-managing members or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The LLC agreements provide for indemnification of the managing member, its affiliates and each of their respective officers, directors, employees and any persons the managing member may designate from time to time in its sole and absolute discretion, including members, managers, officers or controlling persons of the LLC subsidiaries and their subsidiaries prior to the formation transactions, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the LLC subsidiaries, provided that the LLC subsidiaries do not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the LLC agreements, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the LLC agreements.

The non-managing members of the LLC subsidiaries have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as general partner of the managing member, to such non-managing members, we will fulfill our fiduciary duties to such non-managing members by acting in the best interests of our stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, as a result of the issuance of                  shares in this offering, we will have                     shares of common stock outstanding (                     shares if the underwriters exercise their option to purchase additional shares in full), some of which are subject to the registration rights agreement or the continuing investors registration rights agreement. Upon completion of this offering, we will also have 378,336 LTIP units outstanding, which, subject to certain conditions, are exchangeable for OP units in our operating partnership, which, in turn, may be submitted for redemption in exchange, at our option, for cash in an amount equal to the value of shares of our common stock or shares of our common stock. See “Description of the Limited Partnership Agreement of Our Operating Partnership.” In addition, upon completion of this offering, we will have 26,317,396 class B LLC units outstanding, which are exchangeable, together with an equal number of shares of our special voting stock, for an amount of cash equal to the fair market value of an equal number of shares of our common stock or, at our election, an equal number of shares of our common stock, subject to certain adjustments and restrictions. For a description of the terms of exchange of the class B LLC units, see “Description of the Limited Liability Company Agreements of Our LLC Subsidiaries.” We also expect to grant a total of 33,334 restricted stock units to certain of our employees, which will be settled either in cash or shares of our common stock as determined by the Compensation Committee. See “Management—2015 Omnibus Incentive Plan.”

Upon effectiveness of the registration statement of which this prospectus forms a part, the shares offered for resale by the selling stockholders listed herein will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, unless such shares are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if and when they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. See “—Rule 144” below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

There is currently no established public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of the initial public offering of our common stock. No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of our securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock.”

For a description of certain restrictions on transfers of our common stock held by certain of our stockholders, see “Description of Share Capital—Restrictions on Ownership and Transfer.”

2015 Omnibus Plan and 2015 Director Plan

We adopted the 2015 Omnibus Plan and 2015 Director Plan to give us a competitive advantage in attracting, retaining and motivating employees, consultants and directors and to more directly link incentives to the success of the Company and increases in stockholder value. 1,000,000 shares of our common stock were reserved for grant under the 2015 Omnibus Plan and 350,000 shares of our common stock were reserved for grant under the 2015 Director Plan. In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock issued and issuable pursuant to the 2015 Omnibus Plan and the 2015 Director Plan. Shares of our common stock registered under that registration statement will be available for sale on the open market, subject to Rule 144 volume limitations applicable to affiliates and vesting restrictions with us.

In connection with the private offering, on August 3, 2015, we granted LTIP units in respect of 273,335 shares to our executive officers and we expect to grant restricted stock units in respect of 33,334 shares to certain key employees under our 2015 Omnibus Plan. In addition, on August 3, 2015, we granted LTIP units in respect of an aggregate of 105,001 shares to our non-employee directors under our 2015 Director Plan. As of the date of this prospectus, we have 693,331 shares of our common stock remaining for future issuance under our 2015 Omnibus Plan and 244,999 shares of our common stock remaining for future issuance under our 2015 Director Plan. For a description of our 2015 Omnibus Plan and 2015 Director Plan, see “Management—2015 Omnibus Incentive Plan” and “Management—2015 Non-Employee Director Plan.”

Registration Rights

In the private offering, we issued and sold an aggregate of 10,666,667 shares of our common stock and entered into a registration rights agreement for the benefit of the purchasers in the private offering. Pursuant to the registration rights agreement, the purchasers in the private offering have a right to participate in this offering, subject to certain conditions, and holders of           shares of our common stock have exercised their rights to sell in this offering. In addition, under this registration rights agreement, we have agreed to use our commercially reasonable efforts to cause a resale shelf registration statement to become effective under the Securities Act as promptly as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than August 3, 2016 and to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period. We also entered into a continuing investors registration rights agreement with certain persons receiving shares of our common stock and class B LLC units in the formation transactions, including certain members of our senior management team and other continuing investors. The continuing investors registration rights agreement provides for the registration of such shares of common stock and shares of common stock that are issuable upon the exchange of class B LLC units. See “Description of Share Capital—Registration Rights.”

Lock-Up Periods

For a description of certain lock-up periods, see “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the taxation of the Company and the material U.S. federal income tax consequences to holders of shares of our common stock for your general information only. This summary is not tax advice. The tax treatment of a holder will vary depending upon the holder’s particular situation, and this summary addresses only holders that hold these shares as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This summary also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the U.S. federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for such traders’ securities holdings;

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	persons liable for the alternative minimum tax;

•	persons that hold shares of common stock that are a hedge, that are hedged against interest rate or currency risks or that are part of a straddle or conversion transaction;

•	persons that purchase or sell shares of common stock as part of a wash sale for tax purposes; and

•	U.S. stockholders whose functional currency is not the U.S. dollar.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

If a partnership holds shares of common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult such partner’s tax advisor with regard to the U.S. federal income tax treatment of an investment in our common stock.

We urge you to consult with your tax advisors regarding the tax consequences to you of acquiring, owning and selling our common stock, including the federal, state, local and foreign tax consequences of acquiring, owning and selling our common stock in your particular circumstances and potential changes in applicable laws.

Taxation of the Company as a REIT

In the opinion of Sullivan & Cromwell LLP, the Company is organized in conformity with the current requirements for qualification as a REIT under the Code and the Company’s current and proposed method of operation will enable the Company to satisfy the current requirements for qualification and taxation as a REIT under the Code for the taxable year ending December 31, 2015 and subsequent taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the IRS or any court.

In providing its opinion, Sullivan & Cromwell LLP is relying, without independent investigation, as to certain factual matters upon the statements and representations contained in a certificate provided to Sullivan & Cromwell LLP with respect to the Company.

The Company’s qualification as a REIT will depend upon the satisfaction by the Company of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while the Company intends to qualify to be taxed as a REIT, the actual results of the Company for any particular year might not satisfy these requirements. Neither Sullivan & Cromwell LLP nor any other such law firm will monitor the compliance of the Company with the requirements for REIT qualification on an ongoing basis.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes material aspects of these sections of the Code.

As a REIT, the Company generally will not have to pay U.S. federal corporate income taxes on the Company’s net income that the Company currently distributes to its stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a regular corporation. The Company’s dividends, however, generally will not be eligible for (i) the reduced rates of tax applicable to dividends received by noncorporate holders and (ii) the corporate dividends-received deduction.

However, the Company will have to pay U.S. federal income tax as follows:

•	First, the Company will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, the Company may have to pay the alternative minimum tax on the Company’s items of tax preference.

•	Third, if the Company has (a) net income from the sale or other disposition of “foreclosure property,” as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, the Company will have to pay tax at the highest corporate rate on that income.

•	Fourth, if the Company has net income from “prohibited transactions,” as defined in the Code, the Company will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “ — Requirements for Qualification — Income Tests,” but has nonetheless maintained the Company’s qualification as a REIT because the Company has satisfied some other requirements, the Company will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Company’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Company’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Company’s profitability.

•	Sixth, if the Company should fail to distribute during each calendar year at least the sum of (1) 85% of the Company’s real estate investment trust ordinary income for that year, (2) 95% of the Company’s real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, the Company would have to pay a 4% excise tax on the excess of that required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

•	Seventh, if the Company acquires any asset from a C corporation in certain transactions in which the Company must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of the Company, and the Company recognizes gain on the disposition of that asset during the 10-year period beginning on the date on which the Company acquired that asset, then the Company will have to pay tax on the built-in gain at the highest regular corporate rate. A C corporation means generally a corporation that has to pay full corporate-level tax.

•	Eighth, if the Company derives “excess inclusion income” from a residual interest in a real estate mortgage investment conduit, or “REMIC,” or certain interests in a taxable mortgage pool, or “TMP,” the Company could be subject to corporate-level U.S. federal income tax at a 35% rate to the extent that such income is allocable to certain types of tax-exempt stockholders that are not subject to unrelated business income tax, such as government entities.

•	Ninth, if the Company receives non-arm’s-length income from a TRS (as defined under “ — Requirements for Qualification — Asset Tests”), or as a result of services provided by a TRS to tenants of the Company, the Company will be subject to a 100% tax on the amount of the Company’s non-arm’s-length income.

•	Tenth, if the Company fails to satisfy a REIT asset test, as described below, due to reasonable cause and the Company nonetheless maintains its REIT qualification because of specified cure provisions, the Company will generally be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused the Company to fail such test.

•	Eleventh, if the Company fails to satisfy any provision of the Code that would result in the Company’s failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) and the violation is due to reasonable cause, the Company may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for the sections of the Code defining and providing special rules for REITs;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	except for the first taxable year in which an election is made to treat the corporation, trust or association as a REIT, the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year (other than the first taxable year in which an election is made to treat the corporation, trust or association as a REIT), not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities (the “not closely held requirement”); and

•	that meets certain other tests, including tests described below regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met (other than the first taxable year in which an election is made to treat the corporation, trust or association as a REIT) during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

The Company expects to satisfy the conditions described in the first through fourth bullet points of the second preceding paragraph for the taxable year ending December 31, 2015 and subsequent taxable years. The Company intends to comply with the fifth and sixth bullet points of the second preceding paragraph beginning with the Company’s first taxable year following the Company’s taxable year ending December 31, 2015. In addition, the Company’s charter provides for restrictions regarding the ownership and transfer of the shares of common stock. These restrictions are intended to assist the Company in satisfying the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to our common stock are described in this prospectus under the heading “Description of Share Capital — Restrictions on Ownership and Transfer.”

The Company believes that the Company’s special voting stock and class B LLC units in the Company’s LLC subsidiaries will be treated as separate interests in the Company and its LLC subsidiaries, respectively. The discussion in this section, except for this paragraph, assumes that the special voting stock and class B LLC units will be so treated. However, no assurance can be given that the IRS will not argue, or that a court would not find or hold, that the special voting stock and the class B LLC units should be treated as a single stock interest in the Company for U.S. federal income tax purposes. If the special voting stock and class B LLC units were treated as a single stock interest in the Company, and the provisions of our charter otherwise requiring such shares to be transferred to a trust for the benefit of a charitable beneficiary were found to be ineffective to prevent the violation, it is possible that more than 50 percent in value of the outstanding stock of the Company could be treated as held by five or fewer individuals. In such a case, the Company could be treated as “closely held” and could therefore fail to qualify as a REIT. Such failure could have significant adverse consequences as described under “Failure to Qualify as a REIT” below.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary,” as defined in the Code, will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as assets, liabilities and items of these kinds of the REIT, unless the REIT makes an election to treat such corporation as a TRS. Thus, in applying the requirements described in this section, the Company’s qualified REIT subsidiaries (if any) will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of the Company.

Investments in Partnerships. If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that proportionate share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of the rules of the Code defining REITs, including satisfying the gross income tests and the asset tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of any partnership in which the Company is a partner will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described in this section. Thus, actions taken by partnerships in which the Company owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect the Company’s ability to satisfy the REIT income and asset tests and the determination of whether the Company has net income from prohibited transactions. See the fourth bullet point under the heading “Taxation of the Company as a REIT” above for a brief description of prohibited transactions.

Taxable REIT Subsidiaries. A TRS is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT.

A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of the Company’s taxable REIT subsidiaries will also be taxable, either (1) to the Company to the extent the dividend is retained by the Company, or (2) to the Company’s stockholders to the extent the dividends received from the TRS are paid to the Company’s stockholders. The Company may hold more than 10% of the stock of a TRS without jeopardizing its qualification as a REIT notwithstanding the rule described below under “— Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for the Company to qualify as a REIT, the securities of all of the taxable REIT subsidiaries in which the Company has invested either directly or indirectly may not represent more than 25% of the total value of the Company’s assets. The Company expects that the aggregate value of all of its interests in taxable REIT subsidiaries will represent at the time of the Company’s formation, and will continue to represent, less than 25% of the total value of the Company’s assets; however, the Company cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility, a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT. We will have one TRS, Clipper TRS, which may provide certain non-customary services at our properties and may be the entity through which we convert certain of our properties into condominiums.

Income Tests. In order to maintain the Company’s qualification as a REIT, the Company annually must satisfy two gross income requirements.

•	First, the Company must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property, mortgages on real property or investments in REIT equity securities, including “rents from real property,” as defined in the Code, or from certain types of temporary investments. Rents from real property generally include expenses of the Company that are paid or reimbursed by tenants.

•	Second, at least 95% of the Company’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of sources.

Rents that the Company receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions.

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because the rent is based on a fixed percentage or percentages of receipts or sales.

•	Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a TRS under certain circumstances qualify as rents from real property even if the Company owns more than a 10% interest in the subsidiary. We refer to a tenant in which the Company owns a 10% or greater interest as a “related party tenant.”

•	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•	Finally, for rents received to qualify as rents from real property, except as described below, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no revenue or through a TRS. However, the Company may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property.

The Company directly performs services for some of its tenants. The Company may provide certain non-customary services through Clipper TRS. The Company does not believe that the provision of the services it provides directly will cause its gross income attributable to these tenants to fail to be treated as rents from real property. If the Company were to provide services to a tenant of a property of the Company other than those services landlords usually or customarily provide to tenants of properties of a similar class in the same geographic market when renting space for occupancy only, amounts received or accrued by the Company for any of these services will not be treated as rents from real property for purposes of the REIT gross income tests. However, the amounts received or accrued for these services will not cause other amounts received with respect to the property to fail to be treated as rents from real property unless the amounts treated as received in respect of the service, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by the Company during the taxable year with respect to the property. If the sum of the amounts received in respect of the services to tenants and management services described in the preceding sentence exceeds the 1% threshold, then all amounts received or accrued by the Company with respect to the property will not qualify as rents from real property, even if the Company provides the impermissible service to some, but not all, of the tenants of the property.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because the amount of the interest is based on a fixed percentage or percentages of receipts or sales.

From time to time, the Company may enter into hedging transactions with respect to one or more of the Company’s assets or liabilities. The Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury regulations, any income the Company derives from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a hedging transaction, will not constitute gross income for purposes of the 75% or 95% gross income tests, and therefore will be excluded for purposes of these tests, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate. The term “hedging transaction,” as used above, generally means any transaction the Company enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the Company. The term “hedging transaction” also includes any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property that generates such income or gain), including gain from the termination of such a transaction. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Company may nevertheless qualify as a REIT for that year if the Company satisfies the requirements of other provisions of the Code that allow relief from disqualification as a REIT. These relief provisions will generally be available if:

•	The Company’s failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	The Company files a schedule of each item of income in excess of the limitations described above in accordance with regulations to be prescribed by the IRS.

The Company might not be entitled to the benefit of these relief provisions, however. Even if these relief provisions apply, the Company would have to pay a tax on the excess income. The tax will be a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of the Company’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of the Company’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect the Company’s profitability.

Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

•	First, at least 75% of the value of the Company’s total assets must be represented by real estate assets, including (a) real estate assets held by the Company’s qualified REIT subsidiaries (if any), the Company’s allocable share of real estate assets held by partnerships in which the Company owns an interest and stock issued by another REIT, (b) for a period of one year from the date of the Company’s receipt of proceeds of an offering of the Company’s shares of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

•	Second, not more than 25% of the Company’s total assets may be represented by securities other than those in the 75% asset class and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a TRS, owned by the Company may not exceed 5% of the value of the Company’s total assets.

•	Third, not more than 25% of the Company’s total assets may constitute securities issued by taxable REIT subsidiaries.

•	Fourth, the Company may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, qualified REIT subsidiaries or taxable REIT subsidiaries, or certain securities that qualify under a safe harbor provision of the Code (such as so-called “straight-debt” securities).

Solely for the purposes of the 10% value test described above, the determination of the Company’s interest in the assets of any partnership or other entity treated as a partnership for U.S. federal income tax purposes in which the Company owns an interest will be based on the Company’s proportionate interest in any securities issued by the partnership or other entity treated as a partnership for U.S. federal income tax purposes, excluding for this purpose certain securities described in the Code. Otherwise the determination of the Company’s interests in the assets of any partnership or other entity treated as a partnership for U.S. federal income tax purposes will be based on the Company’s proportionate capital interest.

If the IRS successfully challenges the partnership status of any of the partnerships in which the Company maintains a more than 10% vote or value interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation, the Company could lose its REIT status. In addition, in the case of such a successful challenge, the Company could lose its REIT status if such recharacterization results in the Company otherwise failing one of the asset tests described above.

Certain relief provisions may be available to the Company if it fails to satisfy the asset tests described above after a 30-day cure period. Under these provisions, the Company will be deemed to have met the 5% and 10% REIT asset tests if the value of the Company’s nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of the Company’s assets at the end of the applicable quarter and (b) $10,000,000, and (ii) the Company disposes of the nonqualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations due to reasonable cause and not willful neglect that are not described in the preceding sentence, the Company may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by taking steps including (i) the disposition of the nonqualifying assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to the Company’s stockholders in an amount at least equal to (1) the sum of (a) 90% of the Company’s “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and the Company’s net capital gain, and (b) 90% of the Company’s net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

In addition, if the Company acquires an asset from a C corporation in a carryover basis transaction and disposes of such asset within 10 years of acquiring the asset, the Company may be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

These distributions must be paid in the taxable year to which the distributions relate, or in the following taxable year if declared before the Company timely files its tax return for the year to which the distributions relate and if paid on or before the first regular dividend payment after the declaration. However, for U.S. federal income tax purposes, these distributions that are declared in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if the distributions were paid on December 31 of the year declared.

To the extent that the Company does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of the Company’s real estate investment trust taxable income, as adjusted, the Company will have to pay tax on the undistributed amounts at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company fails to distribute during each calendar year at least the sum of (a) 85% of the Company’s ordinary income for that year, (b) 95% of the Company’s capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Company would have to pay a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

The Company intends to satisfy the annual distribution requirements.

From time to time, the Company may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when the Company actually receives income and when the Company actually pays deductible expenses and (b) when the Company includes the income and deducts the expenses in arriving at the Company’s taxable income. If timing differences of this kind occur, in order to meet the 90% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

If the Company would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above, the Company’s qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and the Company pays a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the income tests described above or a violation of the asset tests described above, each of which have specific relief provisions that are described above.

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will have to pay tax, including any applicable alternative minimum tax, on the Company’s taxable income at regular corporate rates. The Company will not be able to deduct distributions to stockholders in any year in which the Company fails to qualify, nor will the Company be required to make distributions to stockholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends-received deduction if such distributees satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. The Company might not be entitled to the statutory relief described above in all circumstances.

Prohibited Transactions

If the Company is found to have held, acquired or developed property, other than foreclosure property, primarily for sale to customers in the ordinary course of business, the Company may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by the Company for at least two years and satisfies certain additional requirements (or the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax).

Whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. Based upon the Company’s investment objectives, the Company believes that overall, its properties should not be considered property held primarily for sale to customers in the ordinary course of business. However, it may not always be practical for the Company to comply with one of the safe harbors, and, therefore, the Company may be subject to the 100% penalty tax on the gain from dispositions of property if the Company is otherwise deemed to have held the property primarily for sale to customers in the ordinary course of business.

In addition, the potential application of the prohibited transactions tax could cause the Company to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to the Company, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. For example, the Company anticipates that it would be necessary for the Company to transfer a property to a TRS prior to undergoing any condominium or cooperative conversion project with respect to such property.

Excess Inclusion Income

If the Company holds a residual interest in a REMIC or certain interests in a TMP from which the Company derives “excess inclusion income,” the Company may be required to allocate such income among its stockholders in proportion to the dividends received by the Company’s stockholders, even though the Company may not receive such income in cash. To the extent that excess inclusion income is allocable to a particular stockholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

Certain Tax Aspects of Investments in Partnerships

The Company holds investments through entities that are classified as partnerships for U.S. federal income tax purposes, including the Company’s operating partnership and LLC subsidiaries. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. As described above under “Taxation of the Company as a REIT – Requirements for Qualification – Investments in Partnerships,” the Company includes in its income the Company’s proportionate share of these partnership items for purposes of the REIT asset and income tests. Consequently, to the extent that the Company holds an equity interest in a partnership, the partnership’s assets and operations may affect the Company’s ability to qualify as a REIT, even if the Company has no control, or only limited influence, over the partnership.

The operating partnership agreement generally provides that items of net income and net loss are allocated to the holders of units in accordance with their respective percentage interests, provided that any limited partners holding preferred operating partnership interests would be allocated net income in a manner to reflect any preference in distributions. The LLC agreements of the Company’s LLC subsidiaries generally provide that items of net income and net loss of each LLC subsidiary are allocated at the end of each fiscal year to the holders of LLC units in a manner consistent with the distributions that each member is entitled; provided that any holders of LLC units that are entitled to a preferred distribution will be allocated net loss only to the extent that such holders have a positive capital account. If an allocation of partnership income or loss does not comply with the requirements of the Code and Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The operating partnership’s and LLC subsidiaries’ allocations of income and loss are intended to comply with the requirements of the Code of Treasury regulations thereunder.

Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. In addition, income, gain, loss and deduction attributable to appreciated or depreciated property that is revalued by a partnership in connection with a contribution to or distribution by the partnership must be allocated for tax purposes in a manner such that the existing partners are charged with, or benefit from, the unrealized gain or unrealized loss associated with the property at the time of the revaluation. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution or revaluation (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

Treasury regulations provide partnerships with a choice of several methods of allocating book-tax differences. Under the tax protection agreement, the Company’s LLC subsidiaries have agreed to use the “traditional method” for accounting for book-tax differences for the properties in the Company’s current portfolio. The use of the traditional method (i) may cause the Company to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all of the properties in the Company’s current portfolio were to have a tax basis equal to their fair market value at the time of formation transactions and (ii) in the event of a sale of such properties, could cause the Company to be allocated gain in excess of the Company’s corresponding economic or book gain (or taxable loss that is less than the Company’s economic or book loss), with a corresponding benefit to the continuing investors. Therefore, the use of the traditional method could result in the Company having taxable income that is in excess of the Company’s economic or book income as well as the Company’s cash distributions from the operating partnership, which might adversely affect the Company’s ability to comply with the REIT distribution requirements or result in a greater portion of the Company’s distributions being treated as taxable dividend income.

Taxation of Holders of Common Stock

U.S. Stockholders

As used in this section, the term “U.S. stockholder” means a beneficial owner of shares of our common stock who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income taxation regardless of the income’s source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

Dividends. As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to the Company’s taxable U.S. stockholders as ordinary income. Noncorporate U.S. stockholders will generally not be entitled to the lower tax rate applicable to qualified dividend income except with respect to the portion of any distribution (a) that represents income from dividends the Company received from a corporation in which the Company owns shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual stockholders), (b) that is equal to the sum of the Company’s real estate investment trust taxable income (taking into account the dividends paid deduction available to the Company) and certain net built-in gain with respect to property acquired from a C corporation in certain transactions in which the Company must adopt the basis of the asset in the hands of the C corporation for the Company’s previous taxable year and less any taxes paid by the Company during its previous taxable year, or (c) that represents earnings and profits that were accumulated in a non-REIT taxable year, in each case, provided that certain holding period and other requirements are satisfied at both the REIT and individual stockholder level. Noncorporate U.S. stockholders should consult their own tax advisors to determine the impact of tax rates on dividends received from the Company. Distributions made by the Company will not be eligible for the dividends received deduction in the case of U.S. stockholders that are corporations. Distributions made by the Company that the Company properly designates as capital gain dividends will be taxable to U.S. stockholders as gain from the sale of a capital asset held for more than one year, to the extent that such dividends do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. stockholder has held our common stock. Thus, with certain limitations, capital gain dividends received by an individual U.S. stockholder may be eligible for preferential rates of taxation. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that the Company makes distributions not designated as capital gain dividends in excess of the Company’s current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. Thus, these distributions will reduce the adjusted basis that the U.S. stockholder has in our common stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted basis in our common stock will be taxable as capital gains, provided that our common stock has been held as a capital asset. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred stock before being allocated to other distributions.

As described above, dividends authorized by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by the Company and received by the stockholder on December 31 of that year, provided that the Company actually pays the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

The Company may make distributions to holders of shares of common stock that are paid in shares of common stock. In certain circumstances, these distributions may be intended to be treated as dividends for U.S. federal income tax purposes and a U.S. stockholder would, therefore, generally have taxable income with respect to such distributions of shares and may have a tax liability on account of such distribution in excess of the cash (if any) that is received.

U.S. stockholders holding common stock at the close of the Company’s taxable year will be required to include, in computing the U.S. stockholders’ long-term capital gains for the taxable year in which the last day of the Company’s taxable year falls, the amount of the Company’s undistributed net capital gain that the Company designates in a written notice mailed to its stockholders. The Company may not designate amounts in excess of the Company’s undistributed net capital gain for the taxable year. Each U.S. stockholder required to include the designated amount in determining the stockholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Company in respect of the undistributed net capital gains. U.S. stockholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax such stockholders are deemed to have paid. U.S. stockholders will increase their basis in our common stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

Distributions made by the Company and gain arising from a U.S. stockholder’s sale or exchange of common stock will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any passive losses against that income or gain.

Sale or Exchange of Common Stock. When a U.S. stockholder sells or otherwise disposes of shares of common stock, the stockholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. stockholder has held the shares as capital assets. The gain or loss will be long-term gain or loss if the U.S. stockholder has held the shares for more than one year. Long-term capital gain of an individual U.S. stockholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. stockholder when the stockholder sells or otherwise disposes of shares of common stock that the stockholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the stockholder from the Company that were required to be treated as long-term capital gains.

Backup Withholding. The Company will report to its U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a stockholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. stockholder that does not provide the Company with such stockholder’s correct taxpayer identification number. A stockholder may credit any amount paid as backup withholding against the stockholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company.

Taxation of Tax-Exempt Stockholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder is not one of the types of entities described below and has not held our common stock as “debt financed property” within the meaning of the Code, the dividend income from our common stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of shares of common stock will not constitute unrelated business taxable income unless the tax-exempt stockholder has held the shares as “debt financed property” within the meaning of the Code or has used the shares in a trade or business.

Notwithstanding the above paragraph, while the Company does not expect to have any “excess inclusion” income with respect to a REMIC residual interest or an interest in a TMP, tax-exempt stockholders would be required to treat as unrelated business taxable income any dividends paid by the Company that are allocable to any “excess inclusion” income of the Company.

Income from an investment in the Company’s common stock will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by our common stock. Prospective investors of the types described in the preceding sentence should consult such investors’ own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust that

•	is described in certain provisions of the Code relating to qualified pension, profit-sharing and stock bonus plans;

•	is described in certain provisions of the Code relating to tax-exempt organizations; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds described in the first bullet point above are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

•	the REIT would not have qualified as a REIT but for the fact that the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. The Company does not expect to be classified as a pension-held REIT.

The rules described above under the heading “U.S. Stockholders” concerning the inclusion of the Company’s designated undistributed net capital gains in the income of the Company’s stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Medicare Tax. A U.S. stockholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. stockholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. stockholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes the holder’s dividend income and the holder’s net gains from the disposition of shares of the Company’s common stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. stockholder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our common stock.

Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to U.S. federal income tax on a net income basis, who own shares of our common stock, which we call “non-U.S. stockholders,” are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in our common stock, including any reporting requirements.

Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by the Company of U.S. real property interests, as discussed below, and other than distributions designated by the Company as capital gain dividends, will be treated as ordinary income to the extent that the distributions are made out of the Company’s current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. stockholders, unless an applicable tax treaty reduces that tax. However, if income from the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis), tax at graduated rates will generally apply to the non-U.S. stockholder in the same manner as U.S. stockholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. The Company expects that it or the required withholding agent will withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. stockholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or the appropriate withholding agent or (b) the non-U.S. stockholder files an IRS Form W-8-ECI or a successor form with the Company or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business and in either case other applicable requirements were met.

While the Company does not expect to have any “excess inclusion” income with respect to a REMIC residual interest or an interest in a TMP, if a non-U.S. stockholder received an allocation of “excess inclusion income”, the non-U.S. stockholder would be subject to U.S. federal income tax withholding at the maximum rate of 30% with respect to such allocation, without reduction pursuant to any otherwise applicable income tax treaty.

Return of Capital. Distributions in excess of the Company’s current and accumulated earnings and profits, which are not treated as attributable to the gain from the Company’s disposition of a U.S. real property interest, will not be taxable to a non-U.S. stockholder to the extent that the distributions do not exceed the non-U.S. stockholder’s adjusted basis in such stockholder’s shares of common stock. Distributions of this kind will instead reduce the adjusted basis of such shares. To the extent that distributions of this kind exceed the non-U.S. stockholder’s adjusted basis in such stockholder’s shares of common stock, the distributions will give rise to tax liability if the non-U.S. stockholder otherwise would have to pay tax on any gain from the sale or disposition of the shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of the Company’s current and accumulated earnings and profits.

Also, the Company (or applicable withholding agent) could potentially be required to withhold at least 10% of any distribution in excess of the Company’s current and accumulated earnings and profits, even if the non-U.S. stockholder is not liable for U.S. tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the IRS if the non-U.S. stockholder’s tax liability with respect to the distribution is less than the amount withheld. Such withholding should generally not be required if a non-U.S. stockholder would not be taxed under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), upon a sale or exchange of shares of common stock. See discussion below under “ — Sales of Common Stock.”

Capital Gain Dividends. Distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests that are paid with respect to any class of stock that is regularly traded on an established securities market located in the United States and held by a non-U.S. stockholder who does not own more than 5% of such class of stock at any time during the one year period ending on the date of distribution will be treated as a normal distribution by the Company, and such distributions will be taxed as described above in “— Ordinary Dividends.” The Company expects that its common stock will be regularly traded on an established securities market for this purpose following this offering.

Distributions that are not described in the preceding paragraph that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a non-U.S. stockholder under the provisions of FIRPTA. Under this statute, these distributions are taxed to a non-U.S. stockholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. stockholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of individuals, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. The Company (or applicable withholding agent) is required by applicable Treasury regulations under this statute to withhold 35% of any distribution that the Company could designate as a capital gain dividend. However, if the Company designates as a capital gain dividend a distribution made before the day the Company actually effects the designation, then although the distribution may be taxable to a non-U.S. stockholder, withholding does not apply to the distribution under this statute. Rather, the Company must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. stockholder may credit the amount withheld against its U.S. tax liability.

Distributions to a non-U.S. stockholder that are designated by the Company at the time of distribution as capital gain dividends that are not attributable to or treated as attributable to the disposition by the Company of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described above.

Share Distributions. The Company may make distributions to holders of shares of common stock that are paid in shares of common stock. In certain circumstances, these distributions may be intended to be treated as dividends for U.S. federal income tax purposes and, accordingly, would be treated in a manner consistent with the discussion above under “— Ordinary Dividends” and “— Capital Gains Dividends.” If the Company (or applicable withholding agent) is required to withhold an amount in excess of any cash distributed along with the shares of common stock, some of the shares that would otherwise be distributed will be retained and sold in order to satisfy such withholding obligations.

Sales of Common Stock. Gain recognized by a non-U.S. stockholder upon a sale or exchange of shares of common stock generally will not be taxed under FIRPTA if the Company is a “domestically controlled REIT,” defined generally as a REIT, less than 50% in value of the stock of which is and was held directly or indirectly by foreign persons at all times during a specified testing period. The Company believes that it will be a domestically controlled REIT upon the Company’s formation, and, therefore, assuming that the Company continues to be a domestically controlled REIT, that taxation under this statute generally will not apply to the sale of shares of common stock. However, gain to which this statute does not apply will be taxable to a non-U.S. stockholder if investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis). In this case, the same treatment will apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain. In addition, gain to which FIRPTA does not apply will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

If the Company does not qualify as a domestically controlled REIT, the tax consequences to a non-U.S. stockholder of a sale of shares of common stock depends upon whether such stock is regularly traded on an established securities market and the amount of such stock that is held by the non-U.S. stockholder. Specifically, a non-U.S. stockholder that holds a class of shares that is traded on an established securities market will only be subject to FIRPTA in respect of a sale of such shares if the stockholder owned more than 5% of the shares of such class at any time during a specified period. This period is generally the shorter of the period that the non-U.S. stockholder owned such shares or the five-year period ending on the date when the stockholder disposed of the shares. As discussed above, the Company expects that its common stock will be regularly traded on an established securities market for this purpose following this offering. If tax under FIRPTA applies to the gain on the sale of shares, the same treatment would apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Backup Withholding and Information Reporting. If you are a non-U.S. stockholder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. However, you are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of shares of common stock effected at a U.S. office of a broker,

as long as the income associated with these payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker:

•	a valid IRS Form W-8BEN or W-8BEN-E, as applicable, or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or

•	other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of shares of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of such shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares of common stock will be subject to information reporting if such sale is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. federal tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of such foreign partnership’s partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) will be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Payments of dividends that you receive in respect of our common stock will be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold our common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of shares of common stock could also be subject to FATCA withholding unless such disposition occurs before January 1, 2019. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Federal Estate Taxes

Shares of common stock held by a non-U.S. stockholder at the time of death will be included in the stockholder’s gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Other Tax Consequences

State or local taxation may apply to the Company and its stockholders in various state or local jurisdictions, including those in which the Company or its stockholders transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of our common stock by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”), as well as arrangements that are subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to Title I of ERISA or Section 4975 of the Code (such arrangements, “Non-ERISA Arrangements” and such provisions, “Similar Laws”).THE FOLLOWING IS MERELY A SUMMARY, HOWEVER, AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS. ALL INVESTORS ARE URGED TO CONSULT THEIR LEGAL ADVISORS BEFORE INVESTING IN US AND TO MAKE THEIR OWN INDEPENDENT DECISION.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in shares of our common stock with a portion of the assets of any Plan or Non-ERISA Arrangement, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan or Non-ERISA Arrangement and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan or Non-ERISA Arrangement including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code, and a prohibited transaction may result in the disqualification of an IRA. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition and/or holding of shares of our common stock by a Plan with respect to which we or the initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor (the “DOL”) has issued prohibited transaction class exemptions (“PTCEs”), that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

The DOL Plan Asset Regulations, promulgated under ERISA by the DOL, generally provide that when a Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless either less than 25% of the total value of each class of equity interest in the entity is held by “Benefit Plan Investors” as defined in Section 3(42) of ERISA (the “insignificant participation test”) or that the entity is an “operating company,” as defined in the DOL Plan Asset Regulations.

For purposes of the DOL Plan Asset Regulations, (i) a “publicly-offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (x) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (y) is part of a class of securities that is registered under Section 12 of the Exchange Act; and (ii) an “operating company” includes an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service, other than the investment of capital.

As noted above, the assets of a Benefit Plan Investor do not include the underlying assets of the entity when the Benefit Plan Investor acquires an equity interest in an “operating company.” Under the DOL Plan Asset Regulations, an entity is an “operating company” if it is primarily engaged, either directly or through a majority- owned subsidiary or subsidiaries, in the production or sale of a product or services other than the investment of capital. Given that we hold our assets primarily through minority interests in limited liability companies, it is unlikely that we qualify as an operating company for this purpose. As a consequence, in order to assure that our assets are not deemed to be “plan assets” under ERISA, we have taken steps to ensure that the “insignificant participation test” is satisfied.

For purposes of the “insignificant participation test,” the DOL Plan Asset Regulations provide that equity participation in an entity by Benefit Plan Investors is not significant if their aggregate interest is less than 25% of the value of each class of equity securities in the entity, disregarding, for purposes of such determination, any interests held by persons and their affiliates (other than Benefit Plan Investors), who have discretionary authority or control with respect to the assets of the entity or who provide investment advice for a fee with respect to such assets (“Controlling Persons”). In order to comply with this limitation, we have limited (on the basis of representations to be given by the original purchasers of our common stock in the private offering and by each subsequent transferee, as set out below), with respect to our common stock, until such time as our common stock is “publicly-offered” for purposes of the DOL Plan Asset Regulations, participation in the common stock by Benefit Plan Investors to less than 25% in the aggregate, disregarding for such purposes any shares held by Controlling Persons (other than Benefit Plan Investors).

Representation

Accordingly, by acceptance of the shares of our common stock, each original purchaser in this offering of our common stock will be deemed to have represented and warranted either that (i) no portion of such purchaser’s or transferee’s assets used to acquire such shares constitutes assets of any Benefit Plan Investor or a Controlling Person or (ii) the purchase of our common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws. Further, each such original purchaser and each subsequent transferee of shares of our common stock also will be deemed to have represented or warranted that the shares will not be transferred to any Benefit Plan Investor or Controlling Person until the common stock qualifies as a “publicly-offered security” under the DOL Plan Asset Regulations. Each purchaser or subsequent transferee of our shares of common stock will also be required to obtain the certification described above in “Notice to Investors.”

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan or Non-ERISA Arrangement consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the purchase of shares of our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for whom FBR is acting as representative, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of our common stock listed next to its name in the following table:

Underwriter	Number of Shares
FBR Capital Markets & Co.

Total

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the front cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $            per share. After the public offering of the shares of common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares of common stock made outside the United States may be made by affiliates of certain of the underwriters.

Over-Allotment Option.   We have granted to the underwriters an option to purchase up to                additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions.   The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public Offering Price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Total	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

Right of First Refusal.   In connection with our private placement that closed on August 3, 2015, we granted FBR Capital Markets & Co. a right of first refusal to act (i) as lead underwriter and lead book runner in connection with any public offering of our equity or debt securities, including this offering, (ii) as sole placement agent for any private offering of our equity or debt securities, and (iii) as financial advisor in connection with any merger and acquisition advisory work where an investment banker represents us, all until August 3, 2016.

Listing.   We intend to apply to have our common stock listed on the NYSE under the symbol “             .”

Stabilization.   In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•	Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification.   We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters or the selling stockholders may be required to make in respect of such liabilities.

Discretionary Accounts.   The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our common stock being offered in this offering.

IPO Pricing.   Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors considered in these negotiations were: the history of, and prospects for, us and the industry in which we compete; our past and present financial performance; an assessment of our management; the present state of our development; the prospects for our future earnings; the prevailing conditions of the applicable United States securities market at the time of this offering; previous trading prices for our common stock in the private market and market valuations of publicly traded companies that we and the representative believe to be comparable to us.

Lock-up Agreements.   We have agreed that for a period commencing on the date of the underwriting agreement for this offering and ending 180 days after such, we will not, without the prior written consent of FBR Capital Markets & Co., which may be withheld or delayed in FBR Capital Markets & Co.’s sole discretion:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. The prior sentence will not apply to (1) the shares of common stock to be sold in this offering, (2) the registration and sale of the shares of common stock in accordance with the terms of the registration rights agreement, including the of filing any registration statement under the Securities Act with respect to shares of our common stock that is not prohibited by the registration rights agreement, (3) any shares of common stock issued by us pursuant to the exercise or conversion of securities of the Company or any subsidiary of the Company, including options, warrants, notes, preferred stock, partnership interests or limited liability company interests, (4) any transfer required under our 2015 Omnibus Plan or 2015 Director Plan or the Company’s amended and restated bylaws, (5) issuances in connection with any acquisition, merger, consolidation or joint venture, including the filing any registration statement under the Securities Act in connection therewith, (6) acquisitions or dispositions of our stock by operation of the provisions of our charter relating to restrictions on ownership and transfer of our stock, (7) issuances of any shares of our common stock issued pursuant to any dividend reinvestment plan that we may establish, and (8) as required by participants in the Company’s 2015 Omnibus Plan or 2015 Director Plan in order to reimburse or pay federal income tax and withholding obligations in connection with vesting of restricted stock grants or the exercise of stock options or warrants.

Each of our directors and our executive officers has agreed that for a period beginning on the date of the underwriting agreement for this offering and ending 180 days after such date, none of them will, without the prior written consent of FBR Capital Markets & Co., which may be withheld or delayed in FBR Capital Markets & Co.’s sole discretion:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, our directors and executive officers may transfer our securities: (i) pursuant to the exercise of any options, warrants or convertible securities held by or granted to such director or executive officer pursuant to our 2015 Omnibus Plan or 2015 Director Plan; (ii) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the same restrictions described above; (iii) to any affiliate of such director or executive officer, which affiliate is a controlling person of such director or executive officer or a person or entity controlled by such director or executive officer, provided that the transferee agrees to be bound in writing by the same restrictions described above; (iv) to any trust for the direct or indirect benefit of such director or executive officer or the immediate family of such director or executive officer, provided that the trustee of the trust agrees to be bound in writing by the same restrictions described above; (v) to or from any grantor retained annuity trust established by such director or executive officer or to or from continuing trusts for such director’s or executive officer’s immediate family members, provided that the trustee of any trust agrees to be bound in writing by the same restrictions described above; (vi) any transfer required under any benefit plans or our amended and restated code of regulations; (vii) as required by participants in our 2015 Omnibus Plan or 2015 Director Plan in order to reimburse or pay U.S. federal income tax and withholding obligations in connection with vesting of restricted stock grants or the exercise of stock options; or (viii) as collateral for any loan, provided that the lender agrees in writing to be bound by the same restrictions described above.

Notwithstanding the foregoing, nothing shall prevent our directors or executive officers from, or restrict their ability to, (i) purchase securities of the Company in a public or private transaction, purchase any exchange traded options or warrants based on shares of our common stock, or purchase other publicly traded securities of or related to the Company on the open market, (ii) exercise any options, warrants or other convertible securities issued to or held by such director or executive officer, including those granted under any benefit plan of the Company, (iii) exercise a put right or other rights granted pursuant to an employment agreement described herein, (iv) request the registration of any securities of the Company held by such director or executive officer pursuant to the registration rights agreement described under the caption “Description of Share Capital—Registration Rights,” or (v) sign a registration statement to be filed with the SEC.

Additionally, all of our other stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 180 days, in the case of the holders that are the selling stockholders in this offering, and 60 days, in the case of the holders who are not selling stock in this offering, in each case after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of the representatives of the underwriters of this offering.

The restrictions described in the immediately preceding paragraph do not apply to the sale by selling stockholders of shares of our common stock in this offering.

FBR Capital Markets & Co., in its sole discretion, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Certain Information and Fees.   A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationship.   FBR Capital Markets & Co. was the sole initial purchaser and placement agent for the Original Private Placement, for which it was paid customary fees. FBR Capital Markets & Co. may in the future provide us and our affiliates with investment banking and financial advisory services for which FBR Capital Markets & Co. may in the future receive customary fees.

Selling Restrictions

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document as been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

a.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b.	where no consideration is or will be given for the transfer;

c.	where the transfer is by operation of law;

d.	as specified in Section 276(7) of the SFA; or

e.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Venable LLP. In addition, certain legal matters will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

The combined balance sheets of Clipper Realty Inc. Predecessor as of December 31, 2014 and 2013, and the related statements of operations, changes in owners’ equity, and cash flows and schedule III – real estate and accumulated depreciation for the years ended December 31, 2014 and 2013 included in this prospectus have been audited by BDO USA LLP, independent public accountants, as stated in their report appearing herein.

Information relating to the markets set forth in “Our Business and Properties—Market Information”, is derived from CBRE's market materials and is included in reliance on CBRE's authority as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the registration statement. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s Website (http://www.sec.gov).

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We intend to make this information available on the investor relations section of our website, www.clipperrealty.com. Information on, or accessible through, our website is not part of this prospectus.

Independent Auditor’s Report

Members of Clipper Realty Inc. Predecessor
Brooklyn, NY 11219

We have audited the accompanying combined financial statements of Clipper Realty Inc. Predecessor (the “Company”), which comprise the combined balance sheets as of December 31 , 2014 and 2013, and the related combined statements of operations, owners' equity (deficit) and cash flows for the years ended December 31, 2014 and 2013, and the related notes to the combined financial statements. In connection with our audits of the combined financial statements, we have also audited the financial statement listed in the accompanying index. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Clipper Realty Inc. Predecessor as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Also in our opinion, the schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

New York, NY
April 21, 2015

Clipper Realty Inc. Predecessor
Combined Balance Sheets
(In thousands)

	June 30 2015	December 31, 2014	December 31, 2013
	(Unaudited)
ASSETS
Investment in real estate
Land and improvements	$384,437	$384,350	$111,247
Building and improvements	372,988	368,598	84,759
Tenant improvements	2,502	2,485	5,458
Furniture, fixtures and equipment	6,712	6,321	4,769
Total investment in real estate	766,639	761,754	206,233
Accumulated depreciation	(38,744)	(33,010)	(32,237)
Investment in real estate, net	727,895	728,744	173,996

Cash and cash equivalents	15,628	9,157	3,800
Restricted cash	9,885	5,876	18,248
Tenant and other receivables, net of allowance for doubtful accounts of $2,334 (unaudited), $2,600, and $2,758, respectively	1,862	4,111	891
Deferred rent	3,977	3,990	4,503
Deferred costs and intangible assets, net	17,893	20,510	5,295
Prepaid expenses and other assets	3,820	7,720	3,594

TOTAL ASSETS	$780,960	$780,108	$210,327

LIABILITIES AND OWNERS’ EQUITY (DEFICIT)
Notes payable	$721,082	$721,480	$187,135
Accounts payable and accrued liabilities	8,127	4,944	3,074
Related party payables	—	—	14,821
Below-market leases, net	8,705	9,562	6,101
Security deposits	5,555	5,460	2,379
Other liabilities	1,549	1,465	1,481

TOTAL LIABILITIES	745,018	742,911	214,991

Owners’ equity	35,942	37,197	(4,664)

TOTAL LIABILITIES AND OWNERS’ EQUITY (DEFICIT)	$780,960	$780,108	$210,327

See accompanying notes to these combined financial statements.

Clipper Realty Inc. Predecessor
Combined Statements of Operations
(In thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2015	2014	2014	2013
	(Unaudited)
REVENUES
Residential rental income	$30,620	$15,108	$32,096	$28,760
Commercial income	8,553	5,268	12,382	9,836
Tenant recoveries	1,788	1,162	2,415	2,231
Garage and other income	1,208	328	1,037	630
TOTAL REVENUES	42,169	21,866	47,930	41,457

OPERATING EXPENSES
Property operating expenses	11,679	10,069	19,831	18,732
Real estate taxes and insurance	6,800	2,849	6,560	5,340
General and administrative	1,995	1,000	2,358	1,775
Acquisition costs	—	—	326	—
Depreciation and amortization	6,163	2,081	4,472	4,271

TOTAL OPERATING EXPENSES	26,637	15,999	33,547	30,118

INCOME FROM OPERATIONS	15,532	5,867	14,383	11,339

Interest expense, net	(18,481)	(3,875)	(9,145)	(7,928)

Net (loss) income	$(2,949)	$1,992	$5,238	$3,411

See accompanying notes to these combined financial statements.

Clipper Realty Inc. Predecessor
Combined Statements of Owners’ Equity (Deficit)

(In thousands)

Balance December 31, 2012	$(3,626)
Distributions	(4,449)
Net income	3,411
Balance December 31, 2013	$(4,664)
Contributions	104,073
Distributions	(67,450)
Net income	5,238
Balance December 31, 2014	$37,197
Contributions	2,357
Distributions	(663)
Net income	(2,949)
Balance June 30, 2015 (Unaudited)	$35,942

See accompanying notes to these combined financial statements.

Clipper Realty Inc. Predecessor
Combined Statements of Cash Flows
(In thousands)

	Six months ended June 30,		Years ended December 31,
	2015	2014	2014	2013
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(2,949)	$1,992	$5,238	$3,411

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	5,733	1,843	4,034	3,674
Amortization of deferred financing costs.	2,997	228	753	486
Change in value of interest rate cap	446	-	-	-
Amortization of lease intangibles and other assets	1,094	330	712	742
Amortization of below market leases	(857)	(913)	(1,450)	(1,949)
Deferred rent receivable	12	339	513	719
Changes in operating assets and liabilities:
Restricted cash	(4,009)	13,577	14,372	(14,919)
Tenant and other receivables	2,249	(399)	(3,220)	194
Prepaid expenses and other assets	3,455	455	(3,594)	(580)
Accounts payable and accrued liabilities	1,709	1,066	1,870	(1,472)
Related party payables	-	(14,821)	(14,821)	14,756
Security deposits	96	137	3,081	17
Other liabilities	84	62	(16)	94
Net cash (used in) provided by operating activities	10,060	3,896	7,472	5,173

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid in conjunction with acquisition of real estate	–	–	(222,280)	–
Additions to land, buildings and improvements	(4,885)	(1,503)	(2,542)	(2,655)
Increase in restricted cash	–	–	(2,000)	–
Net cash (used in) investing activities	(4,885)	(1,503)	(226,822)	(2,655)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	–	–	200,000	37,500
Payments of notes payable	(398)	(326)	(655)	(35,344)
Contributions	2,357	–	104,073	–
Distributions	(663)	(642)	(67,450)	(4,449)
Loan costs and other	–	(144)	(11,261)	(384)
Net cash provided by (used in) financing activities	1,296	(1,112)	224,707	(2,677)

Net increase (decrease) in cash and cash equivalents	6,471	1,281	5,357	(159)
Cash and cash equivalents—beginning of period	9,157	3,800	3,800	3,959
Cash and cash equivalents—end of period	$15,628	$5,081	$9,157	$3,800

Supplemental cash flow information:
Cash paid for interest	$15,301	$3,654	$7,389	$7,481

Supplemental non-cash investing and financing activity
Assumption of loan in connection with acquisition of real estate	–	–	$335,000	–

See accompanying notes to these combined financial statements.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements
(In thousands)

1.	Organization

The predecessor to Clipper Realty Inc. (“Predecessor”) is a combination of four limited liability companies, including one formed in 2014 in connection with the acquisition of a property on December 15, 2014. The Predecessor does not represent a legal entity. The limited liability companies that comprise the Predecessor are under common control. On August 3, 2015, in connection with the formation transactions, we contributed the net proceeds of the private offering to Clipper Realty L.P., our operating partnership subsidiary (the “Operating Partnership”), in exchange for units in the Operating Partnership, and the Operating Partnership in turn contributed such net proceeds to the limited liability companies that comprise the Predecessor in exchange for class A LLC units in such limited liability companies.

As more fully described elsewhere, on December 15, 2014, the Predecessor acquired the properties at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of Manhattan, New York. See “Our Business and Properties—Description of Our Properties.” As a result, as of June 30, 2015, the properties owned by the limited liability companies comprising the Predecessor consist of four properties (collectively, the “Properties”):

•	Tribeca properties in Manhattan, comprising two buildings, one with 21 stories and one with 12 stories, containing residential and retail space with an aggregate of approximately 481,271 square feet of residential rental GLA and 77,236 of rental retail and parking GLA.

•	Flatbush Gardens in Brooklyn, comprised of a 59-building multi-family housing complex with 2,496 rentable units;

•	141 Livingston Street in Brooklyn, a 15-story office building with approximately 216,073 square feet of GLA; and

•	250 Livingston Street in Brooklyn, a 12-story office and residential building with approximately 294,378 square feet of GLA.

Following completion of the private offering and the formation transactions, the operations of the Clipper Realty and its consolidated subsidiaries (the “Company”) have been carried on primarily through the Operating Partnership. The Company intends to elect to be taxed as and qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code. The Company is the sole general partner of the Operating Partnership and the Operating Partnership is the sole managing member of the limited liability companies that comprise the Predecessor.

2.	Significant Accounting Policies

The accompanying combined financial statements include the accounts and operations of the Predecessor. The entities have been combined on the basis that, for the periods presented, such entities were under common control.

Unaudited Interim Financial Information

The unaudited combined financial statements for the periods ended June 30, 2015 and 2014 have been prepared in accordance with GAAP for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The information furnished in the accompanying consolidated financial statements reflects all adjustments that, in the opinion of management, are necessary for a fair presentation of the aforementioned consolidated financial statements for the interim periods.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

2. Significant Accounting Policies (cont.)

Basis of Combination

The accompanying combined financial statements of the Predecessor are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The effect of all significant intercompany balances and transactions has been eliminated. The combined financial statements include the accounts of all entities in which the Predecessor has a controlling interest. All significant intercompany transactions and balances are eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Investment in Real Estate

Real estate assets held for investment are carried at historical cost and consist of land, buildings and improvements, furniture, fixtures and equipment. During the year ended December 31, 2014, the Predecessor wrote off $3,261 of fully depreciated tenant improvements. Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements of real estate assets are capitalized and depreciated over their estimated useful lives if the expenditures qualify as betterment or the life of the related asset will be substantially extended beyond the original life expectancy.

Upon acquisition of real estate, the Predecessor assesses the fair values of acquired tangible and intangible assets including land, buildings, tenant improvements, above and below-market leases, in-place leases and any other identified intangible assets and assumed liabilities. The Predecessor allocates the purchase price to the assets acquired and liabilities assumed based on their fair values. In estimating fair value of tangible and intangible assets acquired, the Predecessor assesses and considers fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates, estimates of replacement costs, net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The Predecessor records acquired above-market and below-market lease values initially based on the present value, using a discount rate which reflects the risks associated with the leases acquired based on the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed renewal options for the below-market leases. Other intangible assets acquired include amounts for in-place lease values and tenant relationship values (if any) that are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Predecessor’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commission, legal and other related expenses.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

2. Significant Accounting Policies (cont.)

The Predecessor reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A property’s value is impaired if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, a write-down is recorded and measured by the amount of the difference between the carrying value of the asset and the fair value of the asset. Management of the Predecessor does not believe that any of its properties within the portfolio are impaired as of June 30, 2015 and December 31, 2014.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the assets less estimated cost to sell is less than the carrying value of the assets. Properties classified as real estate held for sale generally represent properties that are actively marketed or contracted for sale with closing expected to occur within the next twelve months. Real estate held for sale is carried at the lower of cost, net of accumulated depreciation, or fair value less cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for sale properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held-for-sale properties are capitalized at cost. Depreciation is not recorded on real estate held for sale.

If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balances of the related intangibles are written off. The tenant improvements and origination costs are amortized to expense over the over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date).

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	30–40 years
Tenant improvements	Shorter of useful life or lease term
Furniture, fixtures and equipment	3–15 years

The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus all short-term investments with a maturity of three months or less when purchased. The Predecessor maintains some of its cash in bank deposit accounts, which, at times, may exceed the federally insured limit. No losses have been experienced related to such accounts.

Restricted Cash

Restricted cash generally consists of escrows for future real estate taxes and insurance expenditures, repairs and capital improvements and security deposits.

In 2013, approximately $14.8 million was deposited into the Predecessor’s cash account that belonged to one of the members and was refunded to that member in February 2014. As of December 31, 2013, the $14.8 million is included in restricted cash with a corresponding related party payable on the combined balance sheet.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

2. Significant Accounting Policies (cont.)

Tenant and other receivables and allowance for doubtful accounts

Tenant and other receivables are comprised of amounts due for monthly rents and other charges. The Predecessor periodically performs a detailed review of amounts due from tenants to determine if accounts receivable balances are impaired based on factors affecting the collectability of those balances. If a tenant fails to make contractual payments beyond any allowance, the Predecessor may recognize additional bad debt expense in future periods.

Deferred Costs

Deferred lease costs consist of fees incurred to initiate and renew operating leases. Lease costs are being amortized using the straight-line method over the terms of the respective leases.

Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are amortized over the term of the financing and are recorded in interest expense in the combined financial statements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Cost incurred in seeking financing transactions which do not close are expensed in the period the financing transaction is terminated.

Comprehensive Income

Comprehensive income is comprised of net income adjusted for changes in unrealized gains and loss, reported in equity, for financial instruments required to be reported at fair value under U.S. GAAP. For the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013, the Predecessor did not own any financial instruments for which the change in value was not reported in net income accordingly and its comprehensive income was its net income as presented in the combined statements of operations.

Revenue Recognition

Rental revenue for commercial leases is recognized on a straight-line basis over the terms of the respective leases. Rental income attributable to residential leases and parking is recognized as earned, which is not materially different from the straight-line basis. Leases entered into by resident for an apartment unit are generally for a one year term, renewable upon consent of both parties on an annual or monthly basis. Deferred rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements.

Reimbursements for operating expenses due from tenants pursuant to their lease agreements are recognized as revenue in the period the applicable expenses are incurred. These costs generally include real estate taxes, utilities, insurance, common area maintenance costs and other recoverable costs.

Income Taxes

The Predecessor’s taxable income is reportable by its owners. The entities comprising the Predecessor are limited liability companies and are treated as pass-through entities for income tax purposes. Accordingly, no provision has been made for federal, state or local income or franchise taxes in the accompanying combined financial statements.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, the Predecessor believes that it has appropriate support for the income tax positions taken and, as such, does not have any uncertain tax positions that, if successfully challenged, could result in a material impact on the Predecessor’s financial position or results of operation. The prior three years’ income tax returns are subject to review by the Internal Revenue Service.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

2. Significant Accounting Policies (cont.)

Fair Value Measurements

Refer to Note 8, “Fair Value of Financial Instruments”.

Derivative Financial Instruments

The FASB derivative and hedging guidance establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by the FASB guidance, the Predecessor records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation.

Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecast transactions, are considered cash flow hedges. For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Predecessor assesses the effectiveness of each hedging relationship by comparing the changes in the fair value or cash flows of the derivative hedging instrument with the changes in the fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value would be recognized in earnings.

Recently Issued Pronouncements

In October 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-16, “Business Combination (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments.” The amendments require adjustments to provisional amounts that are identified during the measurement period, including the cumulative effect of changes in depreciation, amortization, or other income effects to be recognized in the current-period financial statements. Prior periods should no longer be adjusted. The new standard takes effect in 2016 for public companies and early adoption is permitted.

In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 revises Subtopic 835-30 to require that debt issuance costs be reported in the balance sheet as a direct deduction from the face amount of the related liability, consistent with the presentation of debt discounts. Prior to the amendments, debt issuance costs were presented as a deferred charge (i.e., an asset) on the balance sheet. The amendments also require the amortization of debt issuance costs to be reported as interest expense, which we believe is largely consistent with current practice. Similarly, debt issuance costs and any discount or premium are considered in the aggregate when determining the effective interest rate on the debt. The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The amendments are effective for all other entities for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The amendments must be applied retrospectively. All entities have the option of adopting the new requirements as of an earlier date for financial statements that have not been previously issued. Applicable disclosures for a change in an accounting principle are required in the year of adoption, including interim periods.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

2.	Significant Accounting Policies (cont.)

In February 2015, the FASB issued ASU 2015-02, “Consolidation—Amendments to the Consolidation Analysis.” ASU 2015-02 applies to the reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities. Additionally, the amendments eliminate the presumption that a general partner should consolidate a limited partnership. The amendments in ASU 2015-02 affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 will be effective for public business entities for fiscal years, and interim periods within, beginning after December 15, 2015. The Predecessor is currently evaluating the impact that ASU 2015-02 will have on its combined financial statements.

During January 2015, the FASB issued ASU 2015-01, “Income Statement -Extraordinary and Unusual Items.” ASU 2015-01 eliminates the concept of extraordinary items. However, the presentation and disclosure requirements for items that are either unusual or in nature or infrequent in occurrence remain and will be expanded to include items that are both unusual in nature and infrequent in occurrence. ASU 2015-01 is effective for periods beginning after December 15, 2015. ASU 2015-01 is not expected to have a material impact on the Predecessor’s combined financial statements.

During August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements— Going Concern.” ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for periods beginning after December 15, 2016. ASU 2014-15 is not expected to have a material impact on the Predecessor’s combined financial statements.

During June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 provides explicit guidance on how to account for share-based payments that require a specific performance target to be achieved which may be achieved after an employee completes the requisite service period. ASU 2014-12 is effective for periods beginning after December 15, 2015 and may be applied either prospectively or retrospectively. ASU 2014-12 is not expected to have a material impact on the Predecessor’s combined financial statements.

During May 2014 and August 2015, the FASB issued ASU 2014-09, as amended by ASU 2015-14, “Revenue from Contracts with Customers”, which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP.

As amended, the standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements and has not yet determined the method by which the standard will be adopted in 2018.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

2.	Significant Accounting Policies (cont.)

During April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment; Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operation has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 shall be applied prospectively for periods beginning on or after December 15, 2014, with early adoption permitted. The Company adopted ASU 2014-08 for the quarter ended March 31, 2014. The Company has adopted this standard on a prospective basis for transactions that have occurred after the adoption date. The adoption of ASU 2014-08 did not have an effect on the Company’s financial position or results of operations.

3.	Acquisition

On December 15, 2014, the Predecessor acquired the Tribeca properties for $557,280. The purchase price consisted of the following:

Cash paid	$222,280
Mortgage debt assumed	335,000
$557,280

The purchase price was allocated as follows:

Land	$273,103
Buildings	282,015
Tenant improvements	288
Furniture, fixtures and equipment	834
Above-market leases	36
Below-market leases	(4,911)
In-place leases	1,562
Lease origination costs	556
Interest rate caps.	369
Real estate tax abatements	3,428
$557,280

We have prepared the following unaudited pro forma income statement information for the years ended December 31, 2014 and 2013 as if the acquisition had occurred as of January 1, 2013. The pro forma data is not necessarily indicative of the results that actually would have occurred if the acquisition had been consummated on January 1, 2013.

	2014	2013
Revenue	$78,156	$71,409
Total expenses	(84,339)	(80,067)
Net loss	$(6,183)	$(8,658)

4.	Deferred Costs and Intangible Assets

Deferred costs and intangible assets consist of the following:

	June 30, 2015	December 31, 2014	December 31, 2013
	(Unaudited)
Deferred financing costs	$14,406	$14,406	$3,358
Costs of equity offering	1,474	–	–
Lease origination costs	3,318	3,318	2,762
In-place lease	6,254	6,254	6,636
Real estate tax abatements	5,406	5,406	1,978
	30,858	29,384	14,734
Less accumulated amortization	(12,965)	(8,874)	(9,439)
Total deferred costs and intangible assets, net	$17,893	$20,510	$5,295

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

4.	Deferred Costs and Intangible Assets (cont.)

Interest expense includes amortization of deferred financing costs of $704 and $486 for the years ended December 31, 2014 and 2013, respectively. Amortization of lease origination costs and in-place lease intangible assets was $438 and $597 for the years ended December 31, 2014 and 2013, respectively. Amortization of real estate abatements of $238 and $185 for the years ended December 31, 2014 and 2013, respectively, is included in real estate taxes and insurance in the combined statements of operations. The Predecessor wrote-off $2,053 of fully amortized intangible assets in the year ended December 31, 2014.

Deferred costs and intangible assets as of December 31, 2014 amortize to expenses in future years as follows:

2015	$8,182
2016	6,784
2017	2,298
2018	1,025
2019	752
Thereafter	1,469
Total	$20,510

5.	Below-Market Lease Intangibles

The Predecessor’s below-market lease intangibles assets and liabilities are as follows:

	June 30,	December 31,	December 31,
	2015	2014	2013
	(Unaudited)
Below-market leases	$22,400	$22,400	$28,840
Less accumulated amortization	$(13,695)	(12,838)	(22,739)
	$8,705	$9,562	$6,101

Rental income includes amortization of below-market leases of $1,450 and $1,949 for the years ended December 31, 2014 and 2013. The Predecessor wrote-off $11,351 of fully amortized below market leases in the year ended December 31, 2014.

The balance of below-market leases as of December 31, 2014 amortize to rental income in future years as follows:

2015	$1,721
2016	1,721
2017	1,721
2018	1,721
2019	1,212
Thereafter	1,466
Total	$9,562

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

6.	Notes Payable

The first mortgages and mezzanine notes payable collateralized by the respective properties, member’s interest in the properties and assignment of leases were as follows:

Property	Maturity	Interest Rate	June 30, 2015	December 31, 2014	December 31, 2013
			(Unaudited)
Flatbush Gardens, Brooklyn, NY	10/1/2024	3.88%	$150,000	$150,000	$150,000
Flatbush Gardens, Brooklyn, NY	10/1/2024	3.88%	20,000	20,000	—
250 Livingston Street, Brooklyn, NY	5/6/2023	4.00%	36,082	36,480	37,135
141 Livingston Street, Brooklyn, NY	7/9/2016	Libor + 3.25%	55,000	55,000	—
Tribeca properties, NY	11/9/2016	Libor + 3.40%	360,000	360,000	—
Tribeca properties, NY	11/9/2016	Libor + 7.38%	100,000	100,000	—
			$721,082	$721,480	$187,135

On September 24, 2012, the Predecessor entered into a $150,000 mortgage note agreement with New York Community Bank. The loan matures on October 1, 2024 and bears interest at a fixed-rate of interest of 3.88%. The note requires interest only payments through April 2017 and monthly principal and interest payments thereafter based on a 30 year amortization. The proceeds from the note were used to repay an $119,674 note with New York Community Bank that carried interest at 5.75% annual rate.

On May 1, 2013, the Predecessor entered into a mortgage note agreement with Citigroup Global Markets Realty Corp. for $37,500 that requires monthly principal and interest payments of $179, bears interest of 4.00% and matures on May 6, 2023. The proceeds from the note were used to repay the existing $35,344 mortgage note that carried interest at a 5.25% annual rate.

On October 31, 2014, the Predecessor entered into an additional $20,000 note with New York Community Bank. This note is coterminous with the above $150,000 mortgage, matures on October 1, 2024, bears interest at 3.88% through September 2019 and thereafter at Prime plus 2.75% subject to an option to fix the rate. The note requires interest only payments through April 2017, monthly principal and interest payments of $94 from May 2017 through September 2019 based on a 30 year amortization schedule and principal and interest payments thereafter based on the remaining period of the initial 30 year amortization schedule.

On December 12, 2014, the Predecessor entered into a $55,000 loan agreement related to the property at 141 Livingston Street, Brooklyn, New York with Citigroup Global Markets Inc. The note matures on July 9, 2016 and bears interest at one-month LIBOR plus 3.25%.

On December 15, 2014, the Predecessor assumed a $335,000 mortgage note with Deutsche Bank and entered into additional $25,000 and $100,000 mortgage note and mezzanine note agreements with Deutsche Bank and SL Green Finance, respectively, related to the Tribeca properties. The mortgage and mezzanine loans mature on November 9, 2016 and bear interest at one-month LIBOR plus 3.40% and 7.38%, respectively (3.56% and 7.54% at December 31, 2014 respectively). The notes are subject to extension options.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

6.	Notes Payable (cont.)

The following table summarizes principal payment requirements under terms as of December 31, 2014:

2015	703
2016	515,732
2017	2,788
2018	3,932
2019	3,772
Thereafter	194,553
Total	$721,480

7.	Rental Income under Operating Leases

The Predecessor’s three commercial properties are leased to commercial tenants under operating leases with fixed terms of varying lengths. As of December 31, 2014, the minimum future cash rents receivable (excluding tenant reimbursements for operating expenses) under non-cancelable operating leases for the commercial tenants in each of the next five years and thereafter are as follows:

2015	$8,550
2016	8,522
2017	6,713
2018	6,589
2019	6,513
Thereafter	66,104
Total	$102,991

The Predecessor has commercial leases with New York City that comprised 16% and 24% of total revenue for the six months ended June 30, 2015 and 2014 and 31% and 29% of total revenue in 2014 and 2013. In November 2014, New York City entered into a license to renew a lease that expired in May 2014 providing for an annual rent increase of approximately $5 million.

8.	Fair Value of Financial Instruments

GAAP requires the measurement of certain financial instruments at fair value on a recurring basis. In addition, GAAP requires the measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
•	Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

8.	Fair Value of Financial Instruments (cont.)

When available, the Predecessor utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Predecessor to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Predecessor determines the market for a financial instrument owned by the Predecessor to be illiquid or when market transactions for similar instruments do not appear orderly, the Predecessor uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The financial assets and liabilities in the combined balance sheets include cash and cash equivalents, restricted cash, receivables, accounts payable and accrued expenses, including interest rate caps, and mortgages. The carrying amount of cash and cash equivalents, restricted cash, receivables, and accounts payable and accrued expenses reported in the combined balance sheets approximates fair value due to the short-term nature of these instruments. The fair value of mortgages, which is classified as Level 2, is estimated by discounting the contractual cash flows of each debt instrument to their present value using adjusted market interest rates.

The carrying amount and fair value of the mortgage notes payable were as follows:

	June 30, 2015	December 31, 2014	December 31, 2013
	(Unaudited)
Carrying amount	$721,082	$721,480	$187,135
Fair value	$712,783	$700,987	$169,383

The Predecessor purchased interest rate caps in connection with the mortgage loans on December 12, 2014 and December 15, 2014 with LIBOR strike prices of 2.00%. The interest rate caps have an aggregate notional value of $515 million and expire coterminously with the related debt. Their fair value, which is classified as Level 2, is estimated using market inputs and credit valuation inputs. These instruments were not designated as hedges and accordingly their changes in fair value are recognized in earnings. The fair value of these instruments is $86 and $532 at June 30, 2015 and December 31, 2014, respectively, and the change in fair value of $446 and $49 is included in interest expense for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively.

Disclosures about fair value of financial instruments were based on pertinent information available as of June 30, 2015, December 31, 2014 and 2013. Although the Predecessor is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

9.	Commitments and Contingencies

Legal

The Predecessor is subject to certain legal proceedings and claims arising in connection with its business. Management believes, based in part upon consultation with legal counsel, that the ultimate resolution of all such claims will not have a material adverse effect on the Predecessor’s combined results of operations, financial position, or cash flows.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

9. Commitments and Contingencies (cont.)

Commitments

The Predecessor is obligated to provide parking through 2020 under a lease with a tenant at the property on 250 Livingston Street costing approximately $120 per year.

Concentrations

The Predecessor’s properties are located in the Boroughs of Manhattan and Brooklyn in New York City, which exposes the Predecessor to greater economic risks than if it owned a more geographically dispersed portfolio. For the year ended December 31, 2014, commercial properties accounted for approximately 32% and the residential properties accounted for approximately 68% of total revenue.

10.	Related-Party Transactions

In 2014 and 2013, the Predecessor recorded management fees of approximately $410 and $620, respectively, to related companies or individuals included in general and administrative expense in the combined statements of operations.

11.	Segment Reporting

The Predecessor has classified its reporting segments into commercial and residential rental properties. The commercial properties include the 141 Livingston Street property and portions of the 250 Livingston Street and Tribeca properties. The residential reporting segment includes the Flatbush Gardens property and a portion of the 250 Livingston Street and Tribeca properties. Interest expense related to the commercial and residential segments in 2014 is $1,776 and $7,369, respectively and in 2013 is $1,598 and $6,330, respectively.

The Predecessor’s income from operations by segment for six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014 and 2013 is as follows:

Six months ended June 30, 2015	Commercial	Residential	Total
Rental revenues	$8,553	$30,620	$39,173
Tenant recoveries	1,788	–	1,788
Garage and other revenue	789	419	1,208
Total revenues	11,130	31,039	42,169
Property operating expenses	2,266	9,413	11,679
Real estate taxes and Insurance	1,753	5,047	6,800
General and administrative	536	1,459	1,995
Acquisition costs	–	–	–
Depreciation and amortization	1,234	4,929	6,163
Total operating expenses	5,789	20,848	26,637
Income from operations	$5,341	$10,191	$15,532

Six months ended June 30, 2014	Commercial	Residential	Total
Rental revenues	$5,268	$15,108	$20,376
Tenant recoveries	1,162	–	1,162
Garage and other revenue	210	118	328
Total revenues	6,640	15,226	21,866
Property operating expenses	1,951	8,118	10,069
Real estate taxes and Insurance	1,095	1,754	2,849
General and administrative	179	821	1,000
Depreciation and amortization	699	1,382	2,081
Total operating expenses	3,924	12,075	15,999
Income from operations	$2,716	$3,151	$5,867

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

11. Segment Reporting (cont.)

Year ended December 31, 2014	Commercial	Residential	Total
Rental revenues	$12,382	$32,096	$44,478
Tenant recoveries	2,415	—	2,415
Garage and other income	518	519	1,037
Total revenues	15,315	32,615	47,930
Property operating expenses	3,810	16,021	19,831
Real estate taxes and insurance	2,355	4,205	6,560
General and administrative	537	1,821	2,358
Acquisition costs	30	296	326
Depreciation and amortization	1,398	3,074	4,472
Total operating expenses	8,130	25,417	33,547
Income from operations .	$7,185	$7,198	$14,383

Year ended December 31, 2013	Commercial	Residential	Total
Rental revenues	$9,836	$28,760	$38,596
Tenant recoveries	2,231	—	2,231
Garage and other income	417	213	630
Total revenues	12,484	28,973	41,457
Property operating expenses	3,839	14,893	18,732
Real estate taxes and insurance	2,206	3,134	5,340
General and administrative	292	1,483	1,775
Depreciation and amortization	1,556	2,715	4,271
Total operating expenses	7,893	22,225	30,118
Income from operations	$4,591	$6,748	$11,339

The Predecessor’s total assets by segment are as follows as of:

	Commercial	Residential	Total
June 30, 2015	$144,234	$636,726	$780,960
December 31, 2014	$141,561	$638,547	$780,108
December 31, 2013	$65,697	$144,630	$210,327

The Predecessor’s capital expenditures are $3,939 (unaudited) and $809 (unaudited) for the three months ended June 30, 2015 and 2014; $4,885 (unaudited) and $1,503 (unaudited) for the six months ended June 30, 2015 and 2014; and $2,542 and $2,655 for the years ended December 31, 2014 and 2013, respectively. The Predecessor’s capital expenditures were all in the residential segment except for $68 (unaudited) and $212 (unaudited) in the commercial segment for the three and six months ended June 30, 2015.

12. Multiemployer Union Agreement and Pension Plan

Certain of the Predecessor’s employees are covered by a union sponsored, collectively bargained, multiemployer defined benefit pension, profit sharing, health insurance, legal and training plans. Contributions to the plans are determined in accordance with the provisions of the negotiated labor contract. The Local 32BJ Service Employees International Union (“Local 32BJ”) contract is in effect through December 31, 2015.

Clipper Realty Inc. Predecessor
Notes to Combined Financial Statements

(In thousands)

12. Multiemployer Union Agreement and Pension Plan (cont.)

Contributions to the Local 32BJ are not segregated or otherwise restricted to provide benefits only to the Predecessor’s employees. The risks of participating in a multiemployer pension plan differ from those of a single-employer pension plan in the following aspects: (a) assets contributed to a multiemployer pension plan by one employer may be used to provide benefits to employees of other participating employers; (b) if a participating employer stops contributing to the plan, the unfunded obligation of the plan may be borne by the remaining participating employers and (c) if the Predecessor chooses to stop participating in the multiemployer plan, it may be required to pay the plan an amount based on the unfunded status of the plan, which is referred to as the withdrawal liability. The Predecessor has no intention of withdrawing from the plan.

The information for the Union’s multiemployer pension plan is as follows:

Legal name	Building Services 32BJ Pension Plan
Employer identification number	13-1879376
Plan number	001
Type of plan	Defined benefit pension plan
Plan year end date	June 30
Certified Zone Status for 2014 and 2013*	Red
Funding improvement plan/rehabilitation plan*	Implemented
Surcharges paid to plan	None
Pension contribution made for 2014 and 2013, respectively	$197 and $189
Minimum weekly required pension contribution per employee for 2014 and 2013, respectively (in dollars)	$94.75 and $90.75

*       Certified pension zone status (as defined by the Pension Protection Act) represents the level at which the pension plan is funded. Plans in the red zone are less than 65% funded; plans in the yellow zone are less than 80% funded; and plans in the green zone are at least 80% funded. The rehabilitation plan may involve a surcharge on employers or a reduction or elimination of certain employee adjustable benefits.

The information provided above is from the pension plan’s most current annual report, which for Local 32BJ is for the year ended June 30, 2014. The Pension Protection Act Zone Status, the most recent zone status available, was provided to the Predecessor by the plan and is certified by the plan’ actuary. The Predecessor’s contributions to the pension plan are less than 5% of all the employers’ contribution to the plan. In connection with the acquisition of the Tribeca properties, the Predecessor increased the number of employees covered by the 32BJ contract.

13.	Subsequent Events

The Predecessor evaluated subsequent events through April 21, 2015, the date of which these financial statements were available to be issued.

Clipper Realty Inc. Predecessor
Schedule III – Real Estate and Accumulated Depreciation
(In thousands)

				Initial Costs			Gross Amounts At Which Carried at December 31, 2014
Encumbrances at December 31,
Property	Location	Description	2014	Land	Building and Improvements	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date Acquired
Tribeca Properties	Manhattan, NY	Residential/ Commercial	$460,000	$273,103	$283,137	$–	$273,103	$283,137	$556,240	$339	Dec-14
Flatbush Gardens	Brooklyn, NY	Residential	170,000	89,965	49,607	12,135	89,965	59,751	149,716	21,462	Oct-05(a)
250 Livingston Street	Brooklyn, NY	Commercial/ Residential	36,480	10,452	20,204	3,503	10,452	23,707	34,159	7,759	May-02
141 Livingston Street	Brooklyn, NY	Commercial	55,000	10,830	12,079	–	10,830	10,809	21,639	3,450	May-02(a)
			$721,480	$384,350	$365,027	$15,638	$384,350	$377,404	$761,754	$33,010

(a)	Accumulated depreciation includes depreciation reserve of fully depreciated costs of $1,991 for Flatbush Gardens and $1,270 for 141 Livingston.

(1)	The aggregate cost for Federal tax purposes at December 31, 2014 of our real estate assets was $640,711.

(2)	The following summarized activity for real estate and accumulated depreciation for the year ended December 31, 2014 as follows: Investment in real estate:

Balance at beginning of period	$206,233
Acquisition of real estate	556,240
Additions during period	2,542
Writeoff of fully depreciated assets	(3,261)
Balance at end of year	$761,754

Accumulated depreciation:

Balance at beginning of period	32,237
Depreciation expense	4,034
Writeoff of fully depreciated assets	(3,261)
Balance at end of year	$33,010

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
Clipper Realty Inc.

Report on the Statement

We have audited the accompanying statement of revenues and certain expenses (the “Statement”) of the properties located at 50 Murray Street and 53 Park Place in the Tribeca neighborhood of New York, New York (“Tribeca Properties”), for the year ended December 31, 2013, and the related notes to the Statement.

Management’s Responsibility for the Statement

Management is responsible for the preparation and fair presentation of the Statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Statement of Tribeca Properties for the year ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

As described in Note 1 to the Statement, the accompanying Statement has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and is not intended to be a complete presentation of Tribeca Properties’ revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Berdon LLP

Certified Public Accountants

New York, New York
October 9, 2015

Tribeca Properties

Statement of Revenues and Certain Expenses

For the Year Ended December 31, 2013 and Nine Months Ended September 30, 2014 (unaudited)

(In thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013
REVENUES
Residential rental income	$20,108	$25,302
Commercial income	2,317	2,863
Tenant recoveries	78	177
Other income	454	618

TOTAL REVENUES	22,957	28,960

CERTAIN EXPENSES
Property operating expenses	4,611	5,252
Real estate taxes and insurance	3,302	3,136

TOTAL OPERATING EXPENSES	7,913	8,388

REVENUES IN EXCESS OF EXPENSES	$15,044	$20,572

The accompanying notes to this financial statement is an integral part of this statement.

1. Basis of Presentation

The accompanying statement of revenues and certain expenses include the operations of the residential and retail properties at 50 Murray Street (a/k/a 110-120 Church Street) and 53 Park Place in the Tribeca neighborhood of Manhattan, NY that were owned in 2013 by Lionshead 53 Development LLC and Lionshead 110 Development LLC (the “Tribeca Properties” or “Properties”). On December 15, 2014, the Tribeca Properties were acquired by a predecessor limited liability company of Clipper Realty, Inc.

The accompanying statement of revenues and certain expenses relate to the Tribeca Properties and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Tribeca Properties, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above- and below-market leases.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Tribeca Properties recognize residential and commercial rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Commercial rental income includes revenue from a tenant who operates the garage.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Tribeca Properties are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Tribeca Properties

Notes to Financial Statement

(In thousands)

2. Summary of Significant Accounting Policies (cont.)

Other revenue is revenue that is derived from the tenants’ use of facilities for storage, laundry and common areas and other services and income from an early lease termination. Other revenue is recognized when the related services are utilized by the tenants.

Interim Unaudited Financial Information

The statement of revenues and certain operating expenses for the nine months ended September 30, 2014, is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to present the statements of revenues and certain expenses in conformity with U.S. GAAP. Actual results could differ from those estimates.

3. Minimum Future Lease Rentals

There are various lease agreements in place with tenants to lease space in the Tribeca Properties. As of September 30, 2014, the minimum future cash rents receivable under non-cancelable operating leases in each of the next five years and thereafter are as follows (unaudited):

2014 (three months ending December 31, 2014)	$771
2015	3,135
2016	3,184
2017	2,902
2018	2,373
Thereafter	8,509
Total	$20,874

In addition, the leases require payments by the tenants of additional rentals based on various escalation clauses. For the year ended December 31, 2013 and the nine months ended September 30, 2014 (unaudited), such additional rents amounted to approximately $177 and $78.

4. Tenant concentrations

For the year ended December 31, 2013 and the nine months ended September 30, 2014, no tenant comprised more than 5% of the Tribeca Properties’ rental revenues.

5. Real estate tax exemption and abatement

The Tribeca Properties are eligible for the real estate tax exemption and abatement program, pursuant to Section 421-g of the New York State Real Property Tax Law, as a result of construction whereby the buildings were converted from commercial to mixed-use residential and commercial use.

Under the program, the Tribeca Properties received a 100% exemption on the real estate tax assessment attributable to the conversion of the properties through June 2011; the exemption will be phased out during the period from July 2011 through June 2015. Taxes on the nonexempt portion of the properties were abated through June 2013; the abatement will be phased out during the period from July 2013 through June 2017. The commercial portion of the properties is currently subject to real estate taxes on the increased value of the real estate and/or as rates increase.

Tribeca Properties

Notes to Financial Statement

(In thousands)

6. Commitments and Contingencies

The Tribeca Properties are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Tribeca Properties’ results of operations.

The Tribeca Properties contribute to a number of multiemployer benefit plans under the terms of collective bargaining agreements that cover their union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

(i)	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

(ii)	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

(iii)	If the properties choose to stop participating in some of their multiemployer plans, the properties may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Tribeca Properties’ participation in these plans for the annual period ended December 31, 2013 is outlined in the following table. The “EIN/Pension Plan Number” column provides the Employee Identification Number (EIN) and the three-digit plan number, if applicable.

The Building Service 32BJ Pension Fund, Building Service 32BJ Supplemental Retirement Savings Plan, and Building Service 32BJ Health Fund were all established under the terms of the collective bargaining agreement between Local 32BJ Service Employees International Union and the Realty Advisory Board on Labor Relations, Inc. (“Realty Advisory Board”), a multiemployer association which is authorized to enter in collective-bargaining agreements on behalf of the Tribeca Properties and its other employer members. The binding agreement in effect as of the balance sheet date expired in April 2014 and a new contract entered into expires April 2018.

The most recent Pension Protection Act (PPA) zone status available for defined benefit pension plans, for 2013 for the Building Service 32BJ Pension Fund is for the plan’s year-end at June 30, 2013. The zone status is based on information that the Tribeca Properties received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration dates of the collective bargaining agreements to which the plans are subject.

Benefit Plan	Benefit Plan Type	EIN/Pension Plan Number	Pension Protection Act Zone Status	FIP/RP Status Pending/ Implemented	Contributions	Sur-charge Imposed	Expiration Date of Collective Bargaining Agreement
Building Service 32BJ Pension Fund	Defined Benefit Pension Plan	13-1879376-001	Red as of 7/21/2013	Yes	$133,000	No	4/20/2018
Building Service 32BJ Supplemental Retirement Savings Plan	Defined Contribution Profit Sharing Plan	13-3507075-001	N/A	N/A	14 000		4/20/2018
Building Service 32BJ Health Fund	Welfare Plan	13-2928869-501	N/A	N/A	397,000		4/20/2018
Other funds			N/A	N/A	10,000
					$554,000

Tribeca Properties

Notes to Financial Statement

(In thousands)

7. Subsequent Events.

The Tribeca Properties evaluated subsequent events through October 9, 2015, the date the financial statements were available to be issued.

Until                 , 2015 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Clipper Realty Inc.

Shares Common Stock

PROSPECTUS

FBR

                , 2015

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered (excluding the underwriting discount). Except for the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee, all amounts are estimates.

Amount Paid or to be Paid
SEC registration fee	$
FINRA filing fee
NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer and registrar fee		*
Miscellaneous		*

Total

*       To be completed by amendment.

Item 32. Sales to Special Parties

The information in Item 33 is herein incorporated by reference.

Item 33. Recent Sales of Unregistered Securities

On August 3, 2015 we issued an aggregate of 10,666,667 shares of our common stock to various institutional investors, accredited investors and offshore investors at an offering price of $13.50 per share in reliance on the exemptions from registration under Rule 144A, Regulation S and Rule 506(b) of Regulation D of the Securities Act. 1,000,000 of the shares in the private offering were sold directly by us to members of our management and board of directors, and their friends, family members and affiliates (of which                          shares were sold to                   ). We received approximately $130.6 million of net proceeds, after expenses, from the private offering, of which approximately $31 million was set aside to fund certain capital improvements to reposition and modernize our properties.

In connection with the private offering, we consummated a series of investment and other formation transactions described in this prospectus, whereby, among other things, the continuing investors had their LLC interests in the predecessor entities converted into class B LLC units in the predecessor entities. In addition, we issued to one continuing investor, Trapeze Inc., 755,939 shares of our common stock based on the private offering price of $13.50 per share. An aggregate of 26,317,396 class B LLC units were issued in connection with the formation transactions and an equal number of shares of our special voting stock was issued to our continuing investors.

Each limited partner of our operating partnership has the right, subject to the terms and conditions set forth in the partnership agreement to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between the operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering person in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement).

Each non-managing member of the LLC subsidiaries has the right, subject to the terms and conditions set forth in the LLC agreements, to require the operating partnership to exchange all or a portion of the class B LLC units held by such non-managing member, together with the same number of shares of our special voting stock, for a cash amount equal to the number of tendered class B LLC units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the LLC agreements), unless the terms of such class B LLC units or a separate agreement entered into between an LLC subsidiary and the holder of such class B LLC units provides that the holder is not entitled to a right of exchange or imposes conditions on the exercise of such right of exchange. On or before the close of business on the fifth business day after we and the operating partnership receive a notice of exchange, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered class B LLC units from the tendering non-managing member in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each class B LLC unit (subject to anti-dilution adjustments provided in the LLC agreements).

On August 3, 2015, we also granted to members of our senior management team a total of 273,335 LTIP units, and to our non-employee directors a total of 105,001 LTIP units, all of which are subject to certain vesting requirements. The LTIP units represent profits interests in our operating partnership, which, subject to certain conditions, are exchangeable for units of limited partnership, or OP units, in our operating partnership, which, in turn, may be submitted for redemption in exchange, at our option, for common stock or cash in an amount equal to the value of our common stock.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct necessary for indemnification by the corporation.

To the maximum extent permitted by Maryland law in effect from time to time, our charter authorizes us to indemnify any individual who serves or has served, and our bylaws obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as a present or former director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities. Our charter authorizes us, and our bylaws require us, without requiring a preliminary determination of such individual’s ultimate entitlement to indemnification, to pay or reimburse any such individual’s reasonable expenses in advance of final disposition of a proceeding. Following completion of the private offering, we entered into indemnification agreements with each of our directors and executive officers that provided for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

Item 35. Treatment of Proceeds from Stock Being Registered

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36. Exhibits and Financial Statement Schedules.

(a)	Financial Statements

See page F-1 for an index to the financial statements included in this registration statement.

(b)	Exhibits

The list of exhibits filed with or incorporated by reference in this registration statement is set forth in the exhibit index following the signature page herein.

Item 37. Undertakings.

A.	The undersigned registrant hereby undertakes:

(1)	To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	To file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing stockholders. Each sticker supplement should disclose all compensation and fees received by the operating partnership and its affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X only for properties acquired during the distribution period.

(3)	To file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the stockholders at least once each quarter after the distribution period of the offering has ended.

(4)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on                         , 2015.

Clipper realty inc.

By:
David Bistricer
Co-Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Bistricer and Sam Levinson his or her true and lawful attorneys-in-fact (with full power to each of them to act alone), with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-11, and to file the same, with the exhibits thereto, and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the foregoing as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Co-Chairman and Chief Executive Officer	, 2015
David Bistricer	(Principal Executive Officer)

	Co-Chairman, Head of Investment Committee	, 2015
Sam Levinson

	Chief Financial Officer	, 2015
Lawrence E. Kreider, Jr.

	Chief Operating Officer	, 2015
JJ Bistricer

	Chief Property Management Officer	, 2015
Jacob Schwimmer

	Director	, 2015
Howard M. Lorber

	Director	, 2015
Robert J. Ivanhoe

	Director	, 2015
Roberto A. Verrone

Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1*	Articles of Amendment and Restatement

3.2*	Bylaws

5.1*	Opinion of Venable LLP

8.1*	Opinion of Sullivan & Cromwell LLP as to tax matters

10.1*	Amended and Restated Limited Liability Company Agreement of Berkshire Equity LLC

10.2*	Amended and Restated Limited Liability Company Agreement of 50/53 JV LLC

10.3*	Second Amended and Restated Limited Liability Company Agreement of Renaissance Equity Holdings LLC

10.4*	Amended and Restated Limited Liability Company Agreement of Gunki Holdings LLC

10.5*	Registration Rights Agreement, made and entered into as of August 3, 2015, between Clipper Realty Inc. and FBR Capital Markets & Co.

10.6*	Registration Rights Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and each of the Holders from time to time party thereto.

10.7*†	Employment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and David Bistricer

10.8*†	Employment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and Lawrence Kreider

10.9*†	Employment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and Jacob Schwimmer

10.10*†	Employment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and JJ Bistricer

10.11*†	Clipper Realty Inc. 2015 Omnibus Incentive Compensation Plan

10.12*†	Clipper Realty Inc. 2015 Non-Employee Director Plan

10.13*†	Clipper Realty Inc. 2015 Executive Incentive Compensation Plan

10.14*†	Form of Clipper Realty Inc. 2015 Omnibus Incentive Compensation Plan Restricted LTIP Unit Agreement

10.15*†	Form of Clipper Realty Inc. 2015 Non-Employee Director Plan Restricted LTIP Unit Agreement

10.16*	Investment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and Renaissance Equity Holdings LLC

Exhibit Number	Description
10.17*	Investment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and Berkshire Equity LLC

10.18*	Investment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and Gunki Holdings LLC

10.19*	Investment Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and 50/53 JV LLC

10.20*	Tax Protection Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P., Renaissance Equity Holdings LLC, Berkshire Equity LLC, Gunki Holdings LLC, 50/53 JV LLC, and each of the Continuing Investors listed on Schedules A-D thereto

10.21*	Shared Services Agreement, made and entered into as of August 3, 2015, by and among Clipper Equity LLC and Clipper Realty L.P.

10.22*	Shared Services Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty L.P. and Clipper Equity LLC

10.23*	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.24*	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.25*	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.26*	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.27*	Loan Indemnification Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc., Clipper Realty L.P. and the Guarantor defined therein

10.28*	Indemnification Agreement, made and entered into as of August 3, 2015, by and among David Bistricer, Trapeze Inc., Clipper Realty Inc., Clipper Realty L.P., and Berkshire Equity LLC

10.29*	Amended and Restated Loan Agreement, made and entered into as of December 15, 2014, by and among 50 Murray Street Acquisition LLC, German American Capital Corporation, and Deutsche Bank AG, New York Branch

10.30*	Joinder, Reaffirmation and Ratification of Guaranty of Recourse Obligations and Environmental Indemnity Agreement, made and entered into as of August 3, 2015, by and among David Bistricer, Trapeze Inc., Clipper Realty L.P., and Deutsche Bank AG, New York Branch

10.31*	First Mezzanine Loan Agreement, made and entered into as of December 15, 2014, by and among 50 Murray Mezz LLC, 50 Murray Mezz Funding LLC, and 50 Murray Mezz Funding LLC

10.32*	Joinder, Reaffirmation and Ratification of First Mezzanine Guaranty of Recourse Obligations and First Mezzanine Environmental Indemnity Agreement, made and entered into as of August 3, 2015, by and among David Bistricer, Trapeze Inc., Clipper Realty L.P., and 50 Murray Mezz Funding LLC

Exhibit Number	Description
10.33*	Loan Agreement, made and entered into as of December 12, 2014, by and among 141 Livingston Owner LLC and Citibank, N.A.

10.34*	First Amendment to Loan Agreement, Guaranty, Environmental Indemnity and other Loan Documents, made and entered into as of August 3, 2015, by and among 141 Livingston Owner LLC, Citibank, N.A., Clipper Realty L.P., David Bistricer, and Sam Levinson

10.35*	Loan Agreement, made and entered into as of May 1, 2013, by and among 250 Livingston Owner LLC and Citigroup Global Markets Realty Corp.

10.36*	Consolidation, Modification, Extension and Spreader Agreement, Assignment of Lease and Rents and Security Agreement, made and entered into as of September 24, 2012, by and among Renaissance Equity Holdings LLC A, Renaissance Equity Holdings LLC B, Renaissance Equity Holdings LLC C, Renaissance Equity Holdings LLC D, Renaissance Equity Holdings LLC E, Renaissance Equity Holdings LLC F, Renaissance Equity Holdings LLC G, and New York Community Bank

10.37*	Mortgage, Assignment of Leases and Rents, and Security Agreement, made and entered into as of October 31, 2014, by and among Renaissance Equity Holdings LLC A, Renaissance Equity Holdings LLC B, Renaissance Equity Holdings LLC C, Renaissance Equity Holdings LLC D, Renaissance Equity Holdings LLC E, Renaissance Equity Holdings LLC F, Renaissance Equity Holdings LLC G, and New York Community Bank

21.1*	List of subsidiaries.

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of CBRE, Inc.

24.1	Power of Attorney (included on the signature page to this registration statement)

*	To be filed by amendment
†	Indicates management contract or compensation plan